Filed Pursuant to Rule 424(b)(3)
Registration No. 333-132453

MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT
      The boards of directors of Umpqua Holdings Corporation (“Umpqua”) and Western Sierra Bancorp (“Western Sierra”) have approved an Agreement and Plan of Reorganization pursuant to which Western Sierra would merge with and into Umpqua. We are sending you this document to ask you to vote in favor of the merger proposal.
      Upon completion of the merger, Western Sierra shareholders will be entitled to receive 1.61 shares of Umpqua common stock for each share of Western Sierra common stock that they own. Based on this exchange ratio and the market value of Umpqua common stock on April 10, 2006, the implied value per share of Western Sierra common stock is equal to $44.32.
      Umpqua common stock is listed on the Nasdaq National Market under the symbol “UMPQ” and Western Sierra common stock is listed on the Nasdaq National Market under the symbol “WSBA”. On February 7, 2006, the date prior to announcement of the merger agreement, Umpqua common stock closed at $27.26 and Western Sierra common stock closed at $40.08.
      The value of the merger consideration to Western Sierra shareholders will depend on the value of Umpqua common stock upon completion of the merger and will fluctuate with the market price of Umpqua common stock.
      After careful consideration, each of the boards of directors of Umpqua and Western Sierra determined the merger to be fair to its respective shareholders and in its respective shareholders’ best interests, and unanimously approved the merger agreement.
      Your vote is very important. We cannot complete the merger unless the shareholders of Umpqua and Western Sierra approve the merger proposal. The boards of directors of Umpqua and Western Sierra are soliciting proxies from shareholders to vote at the shareholder meetings. You do not need to attend the meeting to vote your shares, although you are invited to do so. Whether or not you choose to attend, please complete, sign, date and return the enclosed proxy or follow the instructions on the proxy for telephone or internet voting.
      This joint proxy statement-prospectus gives you detailed information about the merger and the shareholder meetings. Before sending in your proxy or voting your shares, you should read this entire document, particularly the information under “RISK FACTORS” beginning on page 18.
      You should rely only on the information in this document or in other documents to which we refer you, concerning Umpqua, Western Sierra and the proposed merger. We have not authorized anyone to provide you with information that is different.
      The Umpqua shareholder meeting is its annual meeting and Umpqua is also asking its shareholders to vote in favor of the election of Umpqua directors, and to approve amendments to Umpqua’s articles of incorporation to declassify its board of directors (eliminating the election of directors for staggered three year terms), provide for the annual election of all directors and allow directors to be removed without cause. Approval of the amendments and election of directors are not conditions to completion of the merger.
      This document is dated April 12, 2006 and was first mailed on or about April 19, 2006.

Raymond P. Davis	Gary D. Gall
President and Chief Executive Officer	President and Chief Executive Officer
Umpqua Holdings Corporation	Western Sierra Bancorp
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the terms of the merger agreement or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.
      The securities offered through this document are not savings accounts, deposits or other obligations of a bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

WHERE YOU CAN FIND MORE INFORMATION
      This joint proxy statement-prospectus incorporates important business and financial information about Umpqua and Western Sierra from documents that are not included in or delivered with this document. See “INCORPORATION OF DOCUMENTS BY REFERENCE” on page 114. This information is available without charge to you upon written or oral request. If you request any incorporated documents, we will mail the documents and all exhibits specifically incorporated by reference in the requested documents to you by first class mail, or other equally prompt means. Each of Umpqua and Western Sierra also post their SEC filings on their respective web sites at http://www.umpquaholdingscorp.com and http://www.westernsierrabancorp.com.
      For documents relating to Umpqua, direct requests to:

Umpqua Holdings Corporation
Legal Department
Steven Philpott, Executive Vice President, General Counsel and Secretary
675 Oak Street, Suite 200
P.O. Box 1560
Eugene, OR 97440
(541) 434-2997 (voice)
(541) 342-1425 (fax)
stevenphilpott@umpquabank.com
      For documents relating to Western Sierra, direct requests to:

Western Sierra Bancorp
Patrick Rusnak, Executive Vice President and Chief Operating Officer
4080 Plaza Goldorado Circle
Cameron Park, CA 95682
(530) 698-2286 (voice)
(530) 676-2817 (fax)
prusnak@wsnb.com
To obtain timely delivery before the shareholder meetings, you must request the information no later than May 16, 2006. These documents can also be reviewed and copied from various free web sites including the Securities and Exchange Commission’s web site listed below.
      Umpqua and Western Sierra file annual, quarterly and periodic reports, proxy statements and other information with the SEC. You may obtain copies of these documents by mail from the public reference room of the SEC at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-732-0330 for information on the operation of the public reference room. In addition, Umpqua and Western Sierra file reports and other information with the SEC electronically, and the SEC maintains a web site located at http://www.sec.gov containing this information.
      Umpqua has filed a registration statement on Form S-4 to register with the SEC up to 13,600,000 shares of Umpqua common stock. This document is a part of that registration statement. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits at the address set forth above. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement.
      Umpqua’s annual report is being mailed to Umpqua shareholders with this document. Additional copies of the annual report may be obtained without charge by writing to Investor Relations, Umpqua Holdings Corporation, One SW Columbia Street, Suite 1200, Portland, Oregon 97258.
      Western Sierra’s annual report is being mailed to Western Sierra shareholders with this document. Additional copies of the annual report may be obtained without charge by writing to Patrick J. Rusnak, Western Sierra Bancorp, 4080 Plaza Goldorado Circle, Cameron Park, California 95682.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 30, 2006

To Umpqua Shareholders:
      The annual meeting of shareholders of Umpqua Holdings Corporation will be held at the Umpqua Bank University and Support Center, 1740 NW Garden Valley Blvd., Roseburg, Oregon, at 5:30 p.m., local time, on May 30, 2006 for the following purposes:

1.	Approval of Merger. To consider and vote on a proposal to approve the Agreement and Plan of Reorganization by and among Umpqua, Umpqua Bank, Western Sierra Bancorp, Western Sierra National Bank, Auburn Community Bank, Central California Bank and Lake Community Bank, dated as of February 7, 2006, and the accompanying Plan of Merger, pursuant to which Western Sierra will merge with and into Umpqua, with Umpqua being the surviving corporation, and the issuance of shares of Umpqua common stock to Western Sierra shareholders in connection with the merger, as described in this joint proxy statement-prospectus.

2.	Amendments to Articles of Incorporation. To approve amendments to Umpqua’s Articles of Incorporation that would declassify Umpqua’s board of directors, provide for the annual election of directors and allow directors to be removed without cause.

3.	Election of Directors. To elect 14 members of Umpqua’s board of directors, who shall hold office until the next annual meeting of shareholders and until their successors are duly elected and qualified. Alternatively, if the proposed amendments to Umpqua’s Articles of Incorporation are not approved, shareholders will elect five members of Umpqua’s board of directors who shall hold office until the 2009 annual meeting of shareholders and one member who shall hold office until the 2007 annual meeting of shareholders and until their successors are duly elected and qualified.

4.	Adjournments. To consider and act upon a proposal to adjourn or postpone, if necessary, the annual meeting to solicit additional proxies.

5.	Other Business. To consider and act upon such other business and matters or proposals as may properly come before the annual meeting or any adjournments or postponements thereof.
      If you were a shareholder of record of Umpqua common stock as of the close of business on April 7, 2006, you are entitled to receive this notice and vote at the annual meeting, and any adjournments or postponements thereof.
      Your vote is important. Holders of a majority of the shares of Umpqua common stock outstanding on April 7, 2006 must vote in favor of the merger proposal for the merger to be completed. Holders of 75% of the shares of Umpqua common stock outstanding on April 7, 2006 must vote in favor of the proposed amendments to Umpqua’s articles of incorporation. Directors are elected by a plurality of the shares voted.
      Whether or not you expect to attend the annual meeting in person, please mark, sign, date and promptly return your proxy in the enclosed envelope, or follow the instructions for voting by phone or on the Internet.
      AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF UMPQUA AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL AND “FOR” EACH OF THE OTHER PROPOSALS LISTED ABOVE.

By Order of the Board of Directors,

Steven L. Philpott, Secretary
April 12, 2006

4080 Plaza Goldorado Circle
Cameron Park, California 95682

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 30, 2006

To Western Sierra Shareholders:
      A special meeting of shareholders of Western Sierra Bancorp will be held at Serrano Country Club, 5005 Serrano Parkway, El Dorado Hills, California at 10:00 a.m., local time, on May 30, 2006, for the following purposes:

1.	Approval of Merger. To consider and vote on a proposal to approve the principal terms of Agreement and Plan of Reorganization by and among Umpqua, Umpqua Bank, Western Sierra Bancorp, Western Sierra National Bank, Auburn Community Bank, Central California Bank and Lake Community Bank, dated as of February 7, 2006, and the accompanying Plan of Merger.

2.	Adjournments. To consider and act upon a proposal to adjourn or postpone, if necessary, the special meeting to solicit additional proxies.
      No other business will be transacted at the special meeting.
      If you were a shareholder of record of Western Sierra common stock as of the close of business on April 7, 2006, you are entitled to receive this notice and vote at the special meeting, and any adjournments or postponements thereof.
      Your vote is important. Holders of two-thirds of the shares of Western Sierra common stock outstanding on April 7, 2006 must vote in favor of the principal terms of the merger agreement for the merger to be completed. Whether or not you expect to attend the special meeting in person, please mark, sign, date and promptly return your proxy in the enclosed envelope or follow the instructions for voting by phone or on the Internet.
      AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF WESTERN SIERRA AND ITS SHAREHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL.
      In connection with the proposed merger, you may exercise dissenters’ rights as provided in the California General Corporation Law. If you meet all the requirements under California law, and follow all of its required procedures, you may receive cash in the amount equal to the fair market value (as determined by mutual agreement between you and Western Sierra, or if there is no agreement, by a court) of your shares of Western Sierra common stock as of the day before the first announcement of the terms of the merger. The procedure for exercising your dissenters’ rights is summarized under the heading “DISSENTING SHAREHOLDERS’ RIGHTS” in the attached joint proxy statement-prospectus. The relevant provisions of the California General Corporation Law on dissenters’ rights are attached to this document as Appendix E.

By Order of the Board of Directors,

Patrick J. Rusnak, Assistant Secretary
April 12, 2006

i

QUESTIONS AND ANSWERS ABOUT VOTING AND THE SHAREHOLDER MEETINGS

Q:	What are Umpqua shareholders being asked to vote on at the annual shareholder meeting?

A:	Umpqua shareholders will vote on:

• a proposal to approve the merger, including the issuance of shares of Umpqua common stock in exchange for outstanding shares of Western Sierra common stock, in accordance with the merger agreement;

• a proposal to amend Umpqua’s articles of incorporation to declassify the board of directors (eliminating the election of directors for staggered three year terms), provide for the annual election of all directors and allow directors to be removed without cause;

• the election of fourteen directors or, if the proposed amendments are not approved, the election of six directors; and

• if necessary, a proposal to approve adjournment or postponement of the annual meeting to solicit additional proxies.

Q:	What are Western Sierra shareholders being asked to vote on at the special shareholder meeting?

A:	Western Sierra shareholders will vote on a proposal to approve the principal terms of the merger agreement and, if necessary, a proposal to approve adjournment or postponement of the special meeting to solicit additional proxies in favor of the merger proposal.

Q:	What do I need to do now?

A:	First, carefully read this document in its entirety. Then, vote your shares by one of the following methods:

• mark, sign, date and return your proxy card in the enclosed return envelope as soon as possible;

• call the toll-free number on the proxy card and follow the directions provided;

• go to the web site listed on the proxy card and follow the instructions provided; or

• attend the shareholder meeting and submit a properly executed proxy or ballot. If a broker holds your shares in “street name,” you will need to get a legal proxy from your broker to vote in person at the meeting.

Q:	What vote is required to approve the merger agreement?

A:	The merger agreement will be approved if the holders of two-thirds of the outstanding shares of Western Sierra and a majority of the outstanding shares of Umpqua vote in favor of the respective merger proposal. Accordingly, a failure to vote or an abstention will have the same effect as a vote against the applicable merger proposal, except for the purpose of preserving any dissenters’ rights that a Western Sierra shareholder may have.

Q:	Have Umpqua’s and Western Sierra’s boards of directors approved the merger?

A:	Yes. After careful consideration, the board of directors of each of the companies determined the merger to be fair to and in the best interests of its respective shareholders, and unanimously recommend that their respective shareholders vote in favor of the merger proposal.

Q:	What vote is required to approve the other Umpqua annual meeting proposals?

A:	The proposed amendments to Umpqua’s articles of incorporation require the affirmative vote of at least 75% of the outstanding shares of common stock entitled to vote.

The election of directors requires a plurality of the votes cast for directors. The fourteen (or six, if the proposed amendments are not approved) director positions to be filled at the annual meeting will be filled by the nominees who receive the highest number of votes.

Q:	Who is eligible to vote?

A:	Holders of record of Umpqua common stock at the close of business on April 7, 2006 are eligible to vote at the Umpqua annual meeting of shareholders.

Holders of Western Sierra common stock at the close of business on April 7, 2006 are eligible to vote at the Western Sierra special meeting of shareholders.

Q:	Are there dissenters appraisal rights?

A:	Umpqua is an Oregon corporation and under applicable Oregon law, Umpqua’s shareholders do not have dissenters’ appraisal rights.

Under California law, Western Sierra shareholders may exercise dissenters’ rights as provided in the California General Corporation Law. If you meet all the requirements under California law and follow all of its required procedures, you may receive cash in the amount equal to the fair market value (as determined by mutual agreement between you and Western Sierra, or if there is no agreement, by a court) of your shares of Western Sierra common stock as of the day before the first announcement of the terms of the merger. The procedure for exercising your dissenters’ rights is summarized under the heading “DISSENTING SHAREHOLDERS’ RIGHTS”. The relevant provisions of the California General Corporation Law on dissenters’ rights are attached to this document as Appendix E.

Q:	Can I vote if I hold shares of Umpqua common stock in the Umpqua Bank 401(k) and Profit Sharing Plan?

A:	If you are a participant in the Umpqua 401(k) Plan you will receive with this document a separate voting instruction card for shares of Umpqua common stock allocated to your account as a participant or beneficiary under the Umpqua 401(k) Plan. The card will appoint the trustee of the Umpqua 401(k) Plan to vote shares in accordance with your instructions. Please follow the instructions that accompany the card. See “UMPQUA ANNUAL MEETING — Participants in the Umpqua 401(k) and Profit Sharing Plan.”

Q:	Can I vote if I hold shares of Western Sierra common stock in the Western Sierra Bancorp 401KSOP?

A:	If you have shares allocated to your account under the KSOP, you will receive with this document a separate voting instruction card for those shares. The card will appoint Western Sierra’s compensation committee to vote shares in accordance with your instructions. Please follow the instructions that accompany the card. See “WESTERN SIERRA SPECIAL MEETING — Shares in the Western Sierra 401KSOP.”

Q:	Can I vote if I hold shares of Western Sierra common stock in the Western Sierra Bancorp Employee Stock Ownership Plan?

A:	If you hold shares in an account under the Western Sierra Bancorp Employee Stock Ownership Plan, you will receive with this document a separate voting instruction card for shares of Western Sierra common stock allocated to your account as a participant or beneficiary under this plan. The card will direct the plan’s trustee to vote shares allocated to your account in accordance with your instructions. Please follow the instructions that accompany the card. See “WESTERN SIERRA SPECIAL MEETING — Western Sierra Bancorp Employee Stock Ownership Plan Account Holders.”

Q:	Can I change my vote after I have mailed my signed proxy card or voted by telephone or electronically?

A:	Yes. If you have not voted through your broker, you can do this by:

• calling the toll-free number on the proxy card at least 24 hours before the meeting and following the directions provided;

• going to the web site listed on the proxy card at least 24 hours before the meeting and following the instructions provided;

• submitting a properly executed proxy prior to the meeting bearing a later date than your previous proxy;

• notifying Western Sierra’s or Umpqua’s corporate Secretary, as the case may be, in writing of the revocation of your proxy before the meeting; or

• voting in person at the appropriate shareholder meeting, but simply attending the meeting will not, in and of itself, revoke a proxy.

Q:	Can I attend the shareholder meeting even if I vote by proxy?

A:	Yes. All shareholders are welcome to attend and we encourage you to do so.

Q:	What if I do not vote or I abstain?

A:	If you fail to respond or mark your proxy “abstain”, it will have the same effect as a vote against the merger proposal and, for Umpqua shareholders, a vote against the proposed amendments to Umpqua’s articles of incorporation. Your vote is very important. If you properly submit your proxy but do not indicate how you want to vote, your proxy will be voted in favor of the merger proposal and, with respect to Umpqua shareholders, in favor of each of the other Umpqua annual meeting proposals.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	No. If your shares are held by your broker (or other nominee), you should receive this document and an instruction card from your broker. Your broker will vote your shares only if you provide instructions on how to vote. If you do not tell your broker how to vote, your broker cannot vote your shares. This will have the same effect as a vote against the merger proposal and, with respect to Umpqua shareholders, a vote against the proposed amendments to Umpqua’s articles of incorporation.

Q:	Should Western Sierra shareholders send stock certificates at this time?

A:	No, please do not send in your certificates until you receive instructions to do so. If you do not know where your stock certificates are located, you may want to find them now, so you do not experience delays receiving your merger consideration. If you have lost or misplaced your Western Sierra stock certificates, contact Western Sierra’s transfer agent, U.S. Stock Transfer Corporation at (818) 502-1404, extension 124. Promptly after completion of the merger, you will receive instructions for exchanging your Western Sierra stock certificates for Umpqua stock certificates. Holders of Umpqua stock certificates should retain their stock certificates as they will not be exchanged in the merger.

Q:	Where do I get more information?

A:	If you have questions about the merger or submitting your proxy, or if you need additional copies of this document, the proxy card or any documents incorporated by reference, you should contact one of the following:

Steven Philpott, Executive Vice President,	Patrick J. Rusnak, Executive Vice President,
General Counsel and Secretary	Chief Operating Officer and Asst. Secretary
Umpqua Holdings Corporation	Western Sierra Bancorp
Legal Department	4080 Plaza Goldorado Circle
675 Oak Street, Suite 200	Cameron Park, CA 95682
P.O. Box 1560	(530) 698-2286 (voice)
Eugene, OR 97440	(530) 676-2817 (fax)
(541) 434-2997 (voice)	prusnak@wsnb.com
(541) 342-1425 (fax)
stevenphilpott@umpquabank.com

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What will Western Sierra shareholders receive in the merger?

A:	Western Sierra shareholders will receive 1.61 shares of Umpqua common stock in exchange for each share of Western Sierra common stock.

Q:	Will the exchange ratio of 1.61 shares of Umpqua common stock for one share of Western Sierra common stock adjust under any circumstances?

A:	If the weighted average closing price of Umpqua’s common stock over the fifteen trading day period ending on the fifth business day prior to the projected merger closing date is $22.59 or lower, and that decline in Umpqua’s price is 10% worse than the performance of the NASDAQ Bank Index over the same period, then Western Sierra may elect to terminate the merger agreement. However, if Western Sierra exercises this option, Umpqua has the option to increase the exchange ratio by an amount sufficient to ensure that the merger consideration to Western Sierra shareholders is not less than 80% of the value immediately prior to the date of announcement of the merger agreement.

Q:	Did the Umpqua and Western boards of directors receive fairness opinions?

A:	Yes. Sandler O’Neill & Partners, L.P., issued an opinion to the Western Sierra board of directors as to the fairness, from a financial point of view, of the exchange ratio to Western Sierra shareholders.

In addition, Hoefer & Arnett, Inc., issued an opinion to the Umpqua board of directors as to the fairness, from a financial point of view, of the consideration to be offered by Umpqua to Western Sierra shareholders.

Q:	What are the tax consequences of the merger?

A:	We have structured the merger so that Umpqua and Western Sierra and most of our respective shareholders will not recognize any gain or loss for federal income tax purposes in the merger, except for taxes payable with respect to cash received by Western Sierra shareholders in lieu of fractional shares or by Western Sierra shareholders who have properly exercised dissenter’s rights.

Q:	What risks should I consider before I vote?

A:	We encourage you to read the detailed information about the merger in this document, including the “RISK FACTORS” section beginning on page 18.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger as quickly as possible and we anticipate the merger will be completed in the second quarter of 2006. Because the merger is subject to shareholder and regulatory approval and other factors beyond our control, we cannot predict with accuracy the exact timing for completing the merger.

Q:	What regulatory approvals are required to complete the merger?

A:	Umpqua and Western Sierra must obtain written approvals or waivers from the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Oregon Department of Consumer and Business Services acting through the Division of Finance and Corporate Services and the California Commissioner of Financial Institutions.

Q:	Who will manage the combined company?

A:	Umpqua will be the surviving corporation in the merger and the executive officers of Umpqua immediately prior to the merger will be the executive officers of Umpqua until such time as their successors are duly elected and qualified.

Following the merger, the board of directors of Umpqua will consist of fifteen directors, one of whom will be selected from among the current Western Sierra and Western Sierra subsidiary bank directors. All of the current Umpqua directors, including Raymond P. Davis, will continue to serve following the merger.

Raymond P. Davis, President and Chief Executive Officer of Umpqua, and Umpqua’s other executive officers will continue in their respective positions with the combined company. Gary D. Gall, President and Chief Executive Officer of Western Sierra will help William T. Fike, President of Umpqua Bank’s California Region, oversee completion of the merger. Other executive officers of Western Sierra are expected to continue with the combined company during a six to nine month integration period after closing, but few are likely to have a continuing role with the combined company.

SUMMARY
      This brief summary includes information discussed in greater detail elsewhere in this document and does not contain all the information that may be important to you. You should carefully read this entire document and its appendices and the other documents to which this document refers you before deciding how to vote your shares. Each item in this summary contains a page reference directing you to a more complete description of that item.
      We incorporate by reference important business and financial information about Umpqua and Western Sierra into this document. For a description of this information, see the section “INCORPORATION OF DOCUMENTS BY REFERENCE” on page 114. You may obtain the information incorporated by reference without charge by following the instructions in the section “WHERE YOU CAN FIND MORE INFORMATION” on the inside front cover of this document.
The Companies (pages 68, 70)
          Umpqua Holdings Corporation
          Umpqua Bank Plaza
          One SW Columbia Street, Suite 1200
          Portland, Oregon 97258
          (503) 727-4100
      Umpqua Holdings Corporation, an Oregon corporation, is a registered financial holding company and the parent company of Umpqua Bank, an Oregon state-chartered bank recognized for its entrepreneurial approach, innovative use of technology, and distinctive banking solutions. Umpqua Bank, headquartered in Roseburg, Oregon, offers business and consumer banking products and services at 96 stores throughout Northern California, Oregon, and Western Washington. Umpqua also owns a retail brokerage subsidiary, Strand, Atkinson, Williams & York, Inc., which has four offices and offers brokerage services within nine Umpqua Bank stores. Additionally, Umpqua’s Private Client Services Division provides tailored financial services and products to individual customers. Umpqua Holdings Corporation is headquartered in Portland, Oregon.
          Western Sierra Bancorp
          4080 Plaza Goldorado Circle
          Cameron Park, California 95682
          (530) 677-5600
      Western Sierra is a California corporation registered as a bank holding company under the Bank Holding Company Act of 1956. Western Sierra’s principal operating subsidiaries are:

•	Western Sierra National Bank, a national bank founded in 1984 and headquartered in Sacramento, California;

•	Auburn Community Bank, a California state-chartered bank founded in 1998 and headquartered in Auburn, California;

•	Central California Bank, a California state-chartered bank founded in 1998 and headquartered in Sonora, California; and

•	Lake Community Bank, a California state-chartered bank founded in 1984 and headquartered in Lakeport, California.
      Western Sierra’s subsidiary banks offer business and consumer banking services at 31 locations throughout Northern California. Western Sierra National Bank offers customers access to noninsured investments for retirement strategies, college funds and insurance products through its Western Sierra Financial Services division.

The Merger (page 28)
      Upon shareholder approval and the satisfaction or waiver of the other conditions to the merger, Western Sierra will merge with and into Umpqua, immediately followed by the merger of each of Western Sierra National Bank, Auburn Community Bank, Central California Bank and Lake Community Bank into Umpqua Bank. Western Sierra and its subsidiary banks will cease to exist as separate entities following completion of the merger and the branches of Western Sierra National Bank, Auburn Community Bank, Central California Bank and Lake Community Bank will become stores of Umpqua Bank.
      The merger agreement is the legal document that governs the merger of Western Sierra with and into Umpqua and is attached to this document as Appendix A. Please read the agreement carefully.
Merger Consideration (page 50)
      If the merger is completed, Western Sierra shareholders will be entitled to receive 1.61 shares of Umpqua common stock for each share of Western Sierra common stock.
Treatment of Western Sierra Stock Options (page 52)
      At the time the merger becomes effective, Umpqua will assume Western Sierra’s stock incentive plans and unexercised Western Sierra options will be converted into fully vested replacement options to acquire shares of Umpqua common stock at the merger consideration exchange ratio. The terms and conditions of Western Sierra stock options will otherwise remain the same.
Market Price Information for Umpqua and Western Sierra Common Stock (page 16)
      Umpqua common stock trades on the Nasdaq National Market under the symbol “UMPQ”. The closing price of Umpqua’s common stock on February 7, 2006, the last trading day before public announcement of the merger, was $27.26. The closing price on April 10, 2006, was $27.53.
      Western Sierra common stock trades on the Nasdaq National Market under the symbol “WSBA”. The closing price of Western Sierra’s common stock on February 7, 2006, the last trading day before public announcement of the merger, was $40.08. The closing price on April 10, 2006, was $43.89.
Opinion of Umpqua’s Financial Advisor (page 36)
      On February 7, 2006, Umpqua’s financial advisor, Hoefer & Arnett, Inc., delivered its written opinion to Umpqua’s board of directors. The opinion stated that as of February 7, 2006, and subject to the qualifications in the opinion, the consideration to be offered by Umpqua was fair and equitable to Umpqua and its shareholders from a financial point of view. Hoefer & Arnett updated its opinion as of the date of this document. A copy of the opinion is attached as Appendix C to this document.
Opinion of Western Sierra’s Financial Advisor (page 41)
      On February 7, 2006, Western Sierra’s financial advisor, Sandler O’Neill & Partners, L.P., delivered its oral opinion, subsequently confirmed in writing, to Western Sierra’s board of directors. The opinion stated that as of February 7, 2006, and subject to the qualifications in the opinion, the exchange ratio was fair from a financial point of view to Western Sierra shareholders. Sandler O’Neill updated its opinion as of the date of this document. A copy of the opinion is attached as Appendix D to this document.
Vote Required for Approval of the Merger
      The applicable merger proposal must be approved by the holders of a majority of the outstanding shares of Umpqua entitled to vote and two-thirds of the outstanding shares of Western Sierra common stock entitled to vote.

Recommendation of Boards of Directors (pages 33, 34)
      After careful consideration, Umpqua’s and Western Sierra’s boards of directors determined that the merger is fair to and in the best interests of their respective shareholders. Based on the reasons for the merger described in this document, including the respective fairness opinions, each Board unanimously recommends that you vote “FOR” the applicable merger proposal.
Stock Ownership of Directors and Executive Officers (pages 26, 108)
      On April 7, 2006, Umpqua’s directors and executive officers beneficially owned 1,900,971 shares of Umpqua common stock, of which 1,427,833 are entitled to be voted at the meeting of Umpqua shareholders. Those shares constitute approximately 3.2% of the total shares outstanding and entitled to vote at the meeting. Umpqua directors, holding 2.9% of the total shares entitled to vote at the meeting, have agreed to vote their shares in favor of the merger proposal.
      On April 7, 2006, Western Sierra’s directors and executive officers beneficially owned 1,135,123 shares of Western Sierra common stock, of which 847,513 are entitled to be voted at the meeting of Western Sierra shareholders. Those shares constitute approximately 10.8% of the total shares outstanding and entitled to be voted. Western Sierra directors and directors of each of Western Sierra’s subsidiary banks, holding approximately 13.9% of the total shares entitled to vote at the meeting, have agreed to vote their shares in favor of the merger proposal.
Interests of Western Sierra Directors and Executive Officers (page 53)
      Western Sierra executive officers have interests in the merger that are different from, or in addition to, the interests of other shareholders, which may create potential conflicts of interest. Western Sierra’s board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement. When considering the recommendation of Western Sierra’s board of directors, you should be aware that:

•	All unvested Western Sierra stock options will become fully vested at the closing of the merger;

•	Western Sierra’s executive officers are parties to existing or amended employment or severance agreements, which provide for, among other benefits, and subject to their willingness to remain employed with Umpqua or Umpqua Bank for up to nine months following the merger and compliance with non-solicitation covenants, monthly payments over 24 months following termination. The aggregate amount of cash severance payable under the existing Western Sierra agreements and the amended agreements to executive officers is estimated at $3.1 million;

•	Members of Western Sierra’s executive management are parties to existing or amended salary continuation agreements that provide for lump sum cash payments in the aggregate amount of $2.1 million upon consummation of a change in control, which includes the proposed merger with Umpqua;

•	The merger agreement requires Umpqua to indemnify, following the effective time of the merger, the present and former directors and officers of Western Sierra to the fullest extent permitted under applicable law against costs and expenses related to matters existing at or prior to the effective time of the merger;

•	The merger agreement requires Umpqua to maintain Western Sierra’s existing directors and officers liability insurance for a period of three years after the effective time of the merger (or if the cost exceeds $300,000, such period that can be purchased for $300,000);

•	As part of the merger agreement, Umpqua has agreed to appoint one member of the board of directors of Western Sierra or one of its bank subsidiaries to the boards of directors of Umpqua and Umpqua Bank and such director will be compensated like other non-employee directors of Umpqua; and

•	As part of the merger agreement, Umpqua has agreed to offer at least 10 individuals from the board of directors of Western Sierra and its bank subsidiaries positions on an Umpqua Bank California divisional board of directors and divisional board members receive $300 per quarter if they attend a meeting during the quarter.
Annual Meeting of Umpqua Shareholders (page 20)
      The annual meeting of Umpqua shareholders will be held on May 30, 2006 at 5:30 p.m., local time, at the Umpqua Bank University and Support Center, 1740 NW Garden Valley Blvd., Roseburg, Oregon. At the meeting, shareholders will be asked to approve the merger proposal, including the issuance of shares of Umpqua common stock pursuant to the merger agreement, approve amendments to Umpqua’s articles of incorporation and elect directors. Holders of Umpqua common stock as of April 7, 2006 will be entitled to vote at the meeting.
Special Meeting of Western Sierra Shareholders (page 24)
      A special meeting of Western Sierra shareholders will be held on May 30, 2006 at 10:00 a.m., local time, at Serrano Country Club, 5005 Serrano Parkway, El Dorado Hills, California. At the meeting, shareholders will be asked to approve the principal terms of the merger agreement. Holders of Western Sierra common stock as of April 7, 2006 will be entitled to vote at the meeting.
Western Sierra Shareholders May Have Dissenting Shareholders’ Rights (page 58)
      Under California law, as a Western Sierra shareholder you have the right to dissent from the merger and to have the appraised fair market value of your shares of Western Sierra common stock paid to you in cash. You have the right to seek appraisal and be paid the appraised value of your shares in cash if:

•	you deliver to Western Sierra, before the special meeting, a written demand for payment of your shares;

•	holders of at least 5% of the total number of shares (including you) of Western Sierra common stock timely make the required written demand;

•	you vote against the merger; and

•	you comply with California law governing dissenters’ rights.
      If you dissent from the merger and the conditions outlined above are met, your only right will be to receive the appraised value of your shares in cash, which appraised value may be more or less than the merger consideration.
Conditions to the Merger (page 64)
      Completion of the merger depends upon a number of conditions being satisfied or, where legally possible, waived, including among others:

•	approval of the applicable merger proposal by both Umpqua and Western Sierra shareholders;

•	receipt of required regulatory approvals and waivers;

•	absence of an injunction or regulatory prohibition to completion of the merger;

•	accuracy of the respective representations and warranties of Umpqua and Western Sierra, subject to exceptions that would not have a material adverse effect on Umpqua or Western Sierra;

•	receipt by each party of an opinion of Umpqua’s tax counsel that the merger will qualify as a tax-free reorganization; and

•	compliance in all material respects by Umpqua and Western Sierra with their respective covenants in the merger agreement.

      We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.
No Solicitation (page 64)
      The merger agreement contains provisions that prohibit Western Sierra from, and each director of Western Sierra and its subsidiary banks has entered into an agreement that prohibits such director from, taking any action to solicit or encourage or engage in discussions or negotiations with any person or group with respect to an alternative acquisition proposal. Western Sierra and its directors may not provide non-public information to any other person in connection with a possible alternative transaction, except to the extent specifically authorized by its board of directors in the good faith exercise of its fiduciary duties after consultation with legal counsel. Western Sierra must notify Umpqua of any alternative acquisition proposal.
Termination (page 65)
      Our boards of directors may agree to terminate the merger agreement at any time prior to completing the merger, even after shareholder approval. Either Umpqua or Western Sierra may terminate the merger agreement if the merger has not been completed by October 31, 2006; or if, after notice and an opportunity to cure, the other party has made a material misrepresentation or materially breached the merger agreement. Western Sierra’s board of directors may also terminate the merger agreement upon advice of legal counsel that the fiduciary duties of the Western Sierra directors so require.
Termination due to Disproportionate Decline in Umpqua’s Stock Price (page 66)
      Western Sierra may notify Umpqua of its intent to terminate the merger agreement if:

•	the weighted average closing price of Umpqua’s common stock over the fifteen trading day period ending on the fifth business day prior to the projected merger closing date is $22.59 or lower, and

•	that decline in Umpqua’s price is 10% worse than the performance of the NASDAQ Bank Index from 3,126.17 to the average closing price of the Index over the same fifteen trading day period.
      Upon receipt of such notification, Umpqua has the option to increase the exchange ratio by an amount sufficient to ensure that the merger consideration to Western Sierra shareholders is not less than 80% of the value of the merger consideration on the date of announcement of the merger agreement.
Termination Fee (page 66)
      If the merger agreement is terminated by either party because Western Sierra’s shareholders do not approve the principal terms of the merger agreement; by Umpqua because of an uncured material misrepresentation or material breach by Western Sierra; or by Western Sierra pursuant to its fiduciary duties upon advice of legal counsel, then Western Sierra will pay Umpqua its reasonable expenses up to $600,000. If Umpqua terminates the merger agreement because of Western Sierra’s willful failure to comply with a material covenant, Western Sierra will pay Umpqua an additional $3,000,000.
      If the merger agreement is terminated by either party because Umpqua’s shareholders do not approve the merger agreement, plan of merger or the issuance of Umpqua shares to Western Sierra shareholders, or by Western Sierra because of an uncured material misrepresentation or material breach by Umpqua, then Umpqua will pay Western Sierra its reasonable expenses up to $600,000. If Western Sierra terminates the merger agreement because of Umpqua’s willful failure to comply with a material covenant, Umpqua will pay Western Sierra an additional $3,000,000, which is Western Sierra’s sole remedy for termination.
      In addition, and subject to exceptions discussed in detail in this document, if, under certain conditions, Western Sierra enters into any alternative acquisition transaction within twelve months of termination of the merger agreement, Western Sierra will pay $14,000,000 (less any termination fee already paid) to Umpqua if the alternative acquisition transaction had been proposed prior to the date of the Western Sierra special shareholder meeting to vote on the principal terms of the Umpqua merger. The termination fees described above are Umpqua’s sole remedies for termination.
Regulatory Matters
      To complete the merger, Umpqua and Western Sierra must obtain approvals or waivers from the Federal Deposit Insurance Corporation (FDIC), Oregon Department of Consumer and Business Services Division of Finance and Corporate Securities (Oregon DFCS), Board of Governors of the Federal Reserve System and the California Commissioner of Financial Institutions. Umpqua submitted a merger application to the FDIC on March 13, 2006 and Oregon DFCS on March 14, 2006 and a request for waiver of prior approval to the California Commissioner of Financial Institutions on March 14, 2006, and submitted a request for waiver of prior approval to the Federal Reserve Board on April 10, 2006. On April 4, 2006, the California Department of Financial Institutions issued an Order of Exemption for the consummation of the merger.
Material United States Federal Income Tax Consideration (page 56)
      In general, when you exchange your Western Sierra common stock for shares of Umpqua common stock, you will not recognize any gain or loss for United States federal income tax purposes.

SELECTED FINANCIAL DATA
Umpqua Historical Financial Data
      The following selected consolidated financial data for Umpqua have been derived from, and are qualified by reference to, the audited consolidated financial statements and notes thereto contained in Umpqua’s Annual Reports on Form 10-K for each of the years ended December 31, 2005, 2004, 2003, 2002 and 2001. See “INCORPORATION OF DOCUMENTS BY REFERENCE” on page 114 for information on where these documents are available. This information is only a summary and you should read it with the financial statements and notes thereto referred to above. Umpqua expects that it will incur merger and restructuring expenses as a result of the merger. Umpqua and Western Sierra anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and enhanced opportunities to earn more revenue. The historical information presented below does not reflect these financial expenses or benefits and does not attempt to predict or suggest future results.

	Year Ended December 31,

	2005	2004	2003	2002	2001

	(dollars in thousands except share data)
Operating Results
Interest income	$282,276	$198,058	$142,132	$100,325	$88,038
Interest expense	72,994	40,371	28,860	23,797	32,409

Net interest income	209,282	157,687	113,272	76,528	55,629
Provision for loan and lease losses	2,468	7,321	4,550	3,888	3,190
Noninterest income	47,782	41,373	38,001	27,657	22,716
Noninterest expense	146,794	119,582	93,187	63,962	54,271
Merger expense	262	5,597	2,082	2,752	6,610

Income before income taxes and discontinued operations	107,540	66,560	51,454	33,583	14,274
Provision for income taxes	37,805	23,270	17,970	12,032	6,138

Income from continuing operations	69,735	43,290	33,484	21,551	8,136
Income from discontinued operations, net of tax	—	3,876	635	417	414

Net income	$69,735	$47,166	$34,119	$21,968	$8,550

Per Share Data
Earnings per common share (basic):
Continuing operations	$1.57	$1.21	$1.18	$1.02	$0.43
Discontinued operations	—	0.11	0.03	0.02	0.03

Net income	$1.57	$1.32	$1.21	$1.04	$0.46

Earnings per common share (diluted):
Continuing operations	$1.55	$1.19	$1.17	$1.01	$0.43
Discontinued operations	—	0.11	0.02	0.02	0.02

Net income	$1.55	$1.30	$1.19	$1.03	$0.45

Dividends declared per common share	$0.32	$0.22	$0.16	$0.16	$0.22
Dividend payout ratio	20.38%	16.67%	13.22%	15.38%	47.83%
Book Value per common share	$16.57	$15.55	$11.23	$10.30	$6.78
Financial Ratios
Return on average equity	9.80%	9.61%	11.24%	13.58%	7.22%
Return on average assets	1.38%	1.20%	1.26%	1.36%	0.70%
Net interest margin	4.84%	4.68%	4.85%	5.38%	5.12%
Balance Sheet Data at Period End
Loans and leases	$3,921,631	$3,467,904	$2,003,587	$1,778,315	$1,016,142
Allowance for loan and lease losses	$43,885	$44,229	$25,352	$24,731	$13,221
Allowance as percentage of loans	1.12%	1.28%	1.27%	1.39%	1.30%
Total assets	$5,360,639	$4,873,035	$2,963,815	$2,555,964	$1,428,711
Total deposits	$4,286,266	$3,799,107	$2,378,192	$2,103,790	$1,204,893
Total shareholders’ equity	$738,261	$687,613	$318,969	$288,159	$135,301

Western Sierra Historical Financial Data
      The following selected consolidated financial data for Western Sierra have been derived from, and are qualified by reference to, the audited consolidated financial statements and notes thereto contained in Western Sierra’s Annual Reports on Form 10-K for each of the years ended December 31, 2005, 2004, 2003, 2002 and 2001. See “INCORPORATION OF DOCUMENTS BY REFERENCE” on page 114 for information on where these documents are available. This information is only a summary and you should read it with the financial statements and notes thereto referred to above.

	Year Ended December 31,

	2005	2004	2003	2002	2001

	(dollars in thousands except share data)
Operating Results
Interest income	$76,729	$63,083	$47,729	$38,895	$35,780
Interest expense	17,301	11,336	9,626	9,746	13,752

Net interest income	59,428	51,747	38,103	29,149	22,028
Provision for loan and lease losses	2,050	2,710	2,270	2,026	925
Noninterest income	13,198	10,756	9,677	7,464	5,447
Noninterest expense	42,358	36,379	28,101	23,146	17,876
Merger expense	400	—	186	—	—

Income before income taxes	27,818	23,414	17,223	11,441	8,674
Provision for income taxes	10,072	8,378	7,275	3,437	3,238

Net income	$17,746	$15,036	$9,948	$8,004	$5,436

Per Share Data
Earnings per common share — basic	$2.30	$1.99	$1.51	$1.31	$0.91
Earnings per common share — diluted	$2.23	$1.91	$1.44	$1.26	$0.89
Cash dividends declared per common share	$—	$—	$—	$—	$—
Ratio of cash dividends declared to net income	—	—	—	—	—
Book Value per common share	$16.74	$14.44	$12.56	$8.65	$6.84
Financial Ratios
Return on average equity	14.82%	14.83%	15.15%	16.61%	14.09%
Return on average assets	1.43%	1.33%	1.21%	1.31%	1.10%
Net interest margin*	5.37%	5.15%	5.14%	5.31%	4.97%
Balance Sheet Data at Period End
Loans and leases	$1,043,972	$933,505	$818,789	$538,785	$388,434
Allowance for loan and lease losses	$15,505	$13,786	$11,529	$7,113	$5,097
Allowance as percentage of loans	1.48%	1.47%	1.40%	1.32%	1.31%
Total assets	$1,292,573	$1,198,710	$1,035,711	$678,284	$510,622
Total deposits	$1,048,695	$1,022,966	$873,138	$589,373	$448,631
Total shareholders’ equity	$130,232	$110,151	$93,437	$54,339	$39,911

*	Fully tax-equivalent basis

Selected Unaudited Pro Forma Financial Data
      The following selected unaudited pro forma financial data have been derived from, and are qualified by reference to, the audited financial statements and notes thereto contained in Umpqua’s and Western Sierra’s Annual Reports on Form 10-K for the year ended December 31, 2005. See “INCORPORATION OF DOCUMENTS BY REFERENCE” on page 114 for information on where these documents are available. The pro forma income statement information has been prepared assuming the merger occurred on January 1, 2005. The pro forma income statement items and related per share amounts do not include anticipated revenue enhancements, operating cost savings or the after-tax impact of merger-related costs expected as a result of the merger. The pro forma balance sheet items give effect to the merger as if it occurred at December 31, 2005, and include adjustments to reflect the after-tax impact of merger-related costs. In the opinion of the management of both Umpqua and Western Sierra, the information in the following tables includes all necessary adjustments (which are of a normal and recurring nature) for the fair presentation of the results of the periods presented. The information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have been reported had the merger occurred as of such dates, nor is it necessarily indicative of future financial position or results of operations. See “UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION” beginning on page 71 for further information and for the assumptions used in preparing the pro forma financial data.

Year Ended
December 31, 2005

(dollars in thousands
except share data)
Operating Results
Interest income	$360,307
Interest expense	91,795

Net interest income	268,512
Provision for loan and lease losses	4,518
Noninterest income	60,980
Noninterest expense	191,592
Merger expense	662

Income before income taxes	132,720
Provision for income taxes	46,822

Net income	$85,898

Per Share Data
Earnings per common share — basic	$1.51
Earnings per common share — diluted	$1.49
Balance Sheet Data at December 31, 2005
Loans and leases	$4,955,703
Allowance for loan and lease losses	$59,390
Allowance as percentage of loans	1.20%
Total assets	$6,897,210
Total deposits	$5,333,661
Total shareholders’ equity	$1,093,465
Book value per common share	$19.15

SELECTED UNAUDITED COMPARATIVE PER SHARE DATA
      The following table presents historical income from continuing operations, cash dividends and book value per share as of December 31, 2005 and the year then ended, for Umpqua and Western Sierra, together with the pro forma amounts for Umpqua and the pro forma equivalent amounts for Western Sierra after giving effect to the merger on a purchase accounting basis.
      The pro forma per equivalent Western Sierra share data is calculated by multiplying the pro forma combined per share data for Umpqua by 1.61, the exchange ratio with respect to Western Sierra shares to be converted into Umpqua shares in the merger. This data should be read in conjunction with the financial statements and other financial and pro forma financial information included elsewhere in this document. The pro forma data are not necessarily indicative of future operating results or the financial position that will occur upon consummation of the merger.

				Pro Forma
			Pro Forma	Per
			Combined	Equivalent
	Umpqua	Western Sierra	Umpqua and	Western
	Historical	Historical	Western Sierra	Sierra Share

Net Income from Continuing Operations Per Common Share for the Year Ended December 31, 2005:
Basic	$1.57	$2.30	$1.51	$2.43
Diluted	$1.55	$2.23	$1.49	$2.40
Cash Dividends Declared:
Year ended December 31, 2005	$0.32	$—	$0.32	$0.52
Book Value Per Share At:
December 31, 2005	$16.57	$16.74	$19.15	$30.83

MARKET PRICE DATA AND DIVIDEND INFORMATION
Comparative Market Price Information
      The table below presents the closing price per share for Umpqua and Western Sierra common stock as reported by the Nasdaq National Market on February 7, 2006, the last full trading day prior to the public announcement of the merger, and as of April 10, 2006, together with the pro forma equivalent market value of Western Sierra shares after giving effect to the merger, which is calculated by multiplying the last reported sale of Umpqua common stock by the assumed exchange ratio of 1.61.

	Closing Sales Price

			Western
		Western	Sierra
	Umpqua	Sierra	Equivalent

Price per share:
February 7, 2006	$27.26	$40.08	$43.89
April 10, 2006	$27.53	$43.89	$44.32
Historical Market Prices and Dividend Information
      Umpqua and Western Sierra common stock is quoted on the Nasdaq National Market under the respective symbols “UMPQ” and “WSBA”. Umpqua’s and Western Sierra’s common stock is registered under the Securities Exchange Act of 1934, as amended, and eligible to be held in margin accounts. On April 7, 2006, Umpqua common stock was held of record by approximately 3,487 shareholders, a number that does not include beneficial owners who hold shares in “street name.” On April 7, 2006, Western Sierra common stock was held of record by approximately 1,611 shareholders, a number that does not include beneficial owners who hold shares in “street name.” The following table lists the high and low closing prices and cash dividends declared per share for each of Umpqua’s and Western Sierra’s common stock, as reported on the Nasdaq National Market for each quarterly period beginning with January 1, 2004, and as adjusted for subsequent stock splits and stock dividends declared. Western Sierra declared and completed a 3-for-2 common stock split in the second quarter of 2004. Prices do not include retail mark-ups, mark-downs or commissions.

	Umpqua Common Stock			Western Sierra Common Stock

	High	Low	Dividend	High	Low	Dividend

2004
1st quarter	$21.50	$19.23	$0.04	$32.03	$27.07	$—
2nd quarter	$21.09	$18.13	$0.06	$31.57	$27.45	$—
3rd quarter	$23.74	$20.73	$0.06	$34.85	$30.00	$—
4th quarter	$26.39	$22.37	$0.06	$41.98	$33.01	$—
2005
1st quarter	$25.41	$22.99	$0.06	$39.99	$32.50	$—
2nd quarter	$24.23	$19.63	$0.06	$36.15	$30.50	$—
3rd quarter	$25.30	$23.10	$0.08	$38.73	$33.37	$—
4th quarter	$29.25	$22.58	$0.12	$38.31	$32.58	$—
2006
1st quarter	$29.48	$26.43	$0.12	$45.84	$36.60	$0.12
2nd quarter (through April 10)	$28.24	$27.47	$—	$45.16	$44.10	$—

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
      This document contains and incorporates by reference forward-looking statements about Umpqua, Western Sierra and the combined company, which statements are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements may include statements regarding business strategies, management plans and objectives for future operations and projected expenses incurred to complete the merger as well as the performance of Umpqua and Western Sierra after the merger. All statements other than statements of historical fact are forward-looking statements. You can find many of these statements by looking for words such as “anticipates,” “expects,” “believes,” “estimates” and “intends” and words or phrases of similar meaning. Forward-looking statements involve substantial risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Western Sierra and Umpqua. Risks and uncertainties include, but are not limited to:

•	Fluctuations in the securities markets;

•	Receipt of required approvals;

•	Loss of customers and personnel during the integration process;

•	Costs of completing the merger;

•	Umpqua’s ability to integrate acquired entities and achieve expected synergies, operating efficiencies or other benefits;

•	The ability to attract new deposits and loans;

•	Competitive market pricing factors;

•	Deterioration in economic conditions that could result in increased loan losses;

•	Market interest rate volatility;

•	Changes in legal or regulatory requirements; and

•	The ability to recruit and retain certain key management and staff.
      There are many factors that could cause actual results to differ materially from those contemplated by these forward-looking statements. For a more detailed discussion of some of the risk factors, see the section entitled “RISK FACTORS” in this document. You should also carefully consider the risk factors contained in Umpqua’s and Western Sierra’s filings with the SEC that are incorporated by reference into this document. Umpqua and Western Sierra do not intend to update these forward-looking statements. You should consider any written or oral forward-looking statements in light of this explanation, and we caution you about relying on forward-looking statements.

RISK FACTORS
      Completion of the merger represents an investment by Western Sierra shareholders in Umpqua’s common stock and an investment by Umpqua in Western Sierra’s assets and liabilities, each of which will subject the respective investor to various risks. You should carefully consider the following risk factors, as well as other information contained in this document and in Umpqua’s and Western Sierra’s filings with the SEC, before deciding how to vote on the relevant merger proposal.
The market value of Umpqua common stock to be received by Western Sierra shareholders will fluctuate and will be influenced by the performance of both Umpqua and Western Sierra prior to closing.
      Upon completion of the merger, each share of Western Sierra common stock will be exchanged for the right to receive 1.61 shares of Umpqua common stock. There will be no adjustment to the exchange ratio for changes in the market price of either Umpqua shares or Western Sierra shares, unless Western Sierra exercises its right to terminate the merger agreement due to a disproportionate decline in the price of Umpqua common stock and Umpqua elects to adjust the exchange ratio as described under “THE MERGER — Merger Consideration”. Accordingly, the market value of the Umpqua shares that Western Sierra shareholders receive upon completion of the merger will depend on the market value of Umpqua shares at that time and could vary significantly from the market value on the date of this document or the date of the Western Sierra special meeting. An unexpected change in the performance or prospects of either Umpqua or Western Sierra will likely influence the market value of Umpqua’s common stock and, indirectly, Western Sierra’s common stock whose value is expected to track that of Umpqua’s because of the fixed exchange ratio. The market value of Umpqua shares will continue to fluctuate after the merger is completed.
The combined company may fail to realize all of the anticipated benefits of the merger.
      The merger is expected to generate after-tax cost savings and expense reductions of budgeted Western Sierra non-interest expense when the operations of Umpqua and Western Sierra are completely integrated, which is expected to be at least six months following closing. The expense reductions are intended to be achieved by eliminating duplicative technology, operations, outside services and redundant staff, and through facility consolidations and purchasing efficiencies. The combined company may fail to realize some or all or the anticipated cost savings and other benefits of the transaction.
The integration of banking operations may not be completed smoothly, which could result in the loss of customers and employees.
      At the time of the merger, Western Sierra National Bank, Auburn Community Bank, Central California Bank and Lake Community Bank will merge with Umpqua Bank and operate under the “Umpqua Bank” name. Western Sierra customers are accustomed to traditional community bank branch facilities and services and Western Sierra currently operates under four distinct brands: Western Sierra National Bank, Auburn Community Bank, Central California Bank and Lake Community Bank. Umpqua Bank’s facilities operate under a single brand. Some of Western Sierra’s customers may not react favorably to re-branding following the merger.
      Umpqua Bank has transformed itself from a traditional community bank into a community-oriented financial services retailer. In implementing this strategy, Umpqua has remodeled many of its banking branches to resemble retail stores that include distinct physical areas or boutiques such as a “serious about service center,” an “investment opportunity center” and “a computer café.” Over a period of months following the merger, Umpqua intends to remodel and convert some of Western Sierra’s branches in a similar fashion. Such a conversion would involve significant costs and disrupt banking activities during the remodeling period, and would present a new look and feel to the banking services and products being offered. There is a risk that some of the existing Western Sierra customers and employees will not stay with Umpqua Bank during the remodeling period or after the conversion is completed. There is also a risk that some of Western Sierra’s existing customers and employees may not react favorably to Umpqua

Bank’s retail delivery system. Further, there may be delays in completing the conversion, which could cause confusion and disruption in the business of those branches.
Umpqua is pursuing an aggressive growth strategy, which may place heavy demands on its management and infrastructure resources.
      Umpqua is a dynamic organization and is one of the faster-growing community financial services organizations in the United States. Umpqua Bank merged with Valley of the Rogue Bank in December 2000 and, in a series of transactions effective December 2001, acquired IFN Bank/ Security Bank, Pacific State Bank, Family Security Bank, Lincoln Security Bank, McKenzie State Bank, Oregon State Bank and Linn-Benton Bank. Umpqua completed the acquisition of Centennial Bancorp in November 2002 and Humboldt Bancorp in July 2004. From time to time, Umpqua has also explored other merger and acquisition opportunities and expects to continue to do so. We expect that a substantial amount of its management’s attention and effort will need to be directed at deriving the benefits and efficiencies expected from the merger with Western Sierra. Moreover, the combined company will be dependent on the efforts of key management personnel to achieve the integration of the merger and any other acquisitions Umpqua may undertake. The loss of one or more key persons could have a material adverse effect upon Umpqua’s ability to achieve the anticipated benefits of the merger.
      Continued growth by Umpqua may present operating and other problems that could adversely affect our business, financial condition and results of operations. Our growth may place a strain on our administrative, operational, personnel and financial resources and increase demands on our systems and controls. We anticipate that our business growth may require continued enhancements to and expansion of our operating and financial systems and controls and may strain or significantly challenge them. Our inability to continue to upgrade or maintain effective operating and financial control systems and to recruit and hire necessary personnel or to successfully integrate new personnel into our operations could adversely impact our financial condition, results of operations and cash flows. In addition, we cannot assure you that our existing operating and financial control systems and infrastructure will be adequate to maintain and effectively monitor future growth.
      We may not be successful in overcoming these risks or any other problems encountered in connection with acquisitions. Our integration of operations of banks or branches that we acquire may not be successfully accomplished and may take a significant amount of time. Our inability to improve the operating performance of acquired banks and branches or to successfully integrate their operations could have a material adverse effect on our business, financial condition, results of operations and cash flows. We expect to hire additional employees and retain consultants to assist with integrating our operations, and we cannot assure you that those individuals or firms will perform as expected or be successful in addressing these issues.
Involvement in non-bank businesses involves risk.
      Umpqua has a licensed retail broker-dealer subsidiary, Strand, Atkinson, Williams & York, Inc. Retail brokerage operations present special risks not generally borne by community banks. For example, the brokerage industry is subject to fluctuations in the stock market that may have a significant adverse impact on transaction fees and customer activity. A decline in fees and commissions could adversely affect the subsidiary’s contribution to Umpqua’s income, and might increase the subsidiary’s capital needs. In its continuing expansion, Umpqua may acquire other financial services companies whose successful integration is not assured and may present additional management challenges and new risks.

UMPQUA ANNUAL MEETING
When and Where the Meeting Will Be Held
      The annual meeting of Umpqua shareholders will be held on May 30, 2006 at 5:30 p.m., local time, at the Umpqua Bank University and Support Center, 1740 NW Garden Valley Boulevard, Roseburg, Oregon.
Proposals at the Annual Meeting
      At the annual meeting, Umpqua shareholders will be asked to consider and vote to:

•	Approve the merger agreement and the issuance of shares of Umpqua common stock to Western Sierra shareholders in connection with the merger.

•	Approve amendments to Umpqua’s Articles of Incorporation to declassify Umpqua’s board of directors (eliminating the election of directors for staggered three-year terms), provide for the annual election of all directors and allow directors to be removed with or without cause.

•	Elect 14 members of Umpqua’s board of directors, who shall hold office until the next annual meeting of shareholders and until their successors are duly elected and qualified.

•	Alternatively, if the proposed amendments to Umpqua’s Articles of Incorporation are not approved, shareholders will elect five members of Umpqua’s board of directors who shall hold office until the 2009 annual meeting of shareholders and one member who shall hold office until the 2007 annual meeting of shareholders and until their successors are duly elected and qualified.

•	Approve, if necessary, any adjournments or postponements of the annual meeting to solicit additional proxies.
      For additional information regarding the proposed amendments to Umpqua’s articles of incorporation and the election of directors, see “UMPQUA ANNUAL MEETING PROPOSALS” beginning on page 86.
Who May Vote?
      Umpqua’s board of directors has fixed the close of business on April 7, 2006 as the record date for determining Umpqua shareholders entitled to receive notice of and to vote at the annual meeting. As of that date, there were 44,723,982 shares of Umpqua common stock outstanding held by approximately 3,487 holders of record.
Voting
      Umpqua shareholders may vote in person at the annual meeting, but do not have to attend the meeting to vote their shares. Umpqua shareholders may vote their shares by proxy. Even if you plan to attend the annual meeting, you should submit a properly executed proxy either by completing, signing, dating and returning the proxy card or by following the instructions on the proxy card for touch-tone telephone or internet voting.
How Will the Proxy Holders Vote My Shares?
      A completed and properly executed proxy received by Umpqua prior to the commencement of the meeting, and not revoked, will be voted as directed by the shareholder. A signed proxy that is submitted without voting instructions, will be voted by the named proxy holders “FOR” the merger proposal, “FOR” the proposed amendments to Umpqua’s articles of incorporation, “FOR” the director nominees and, if necessary, “FOR” adjournment or postponement of the meeting to solicit additional proxies. In addition, the named proxy holders will vote in their discretion on such other matters that may be considered at the annual meeting or any adjournments or postponements thereof.
      The board of directors has named Dan Giustina and Raymond P. Davis as proxy holders. Their names appear on the proxy form accompanying this document.
Revoking a Proxy
      A proxy may be revoked by:

•	calling the toll free number on the proxy card and following the directions provided at least one day before the meeting;

•	going to the web site listed on the proxy card and following the instructions provided at least one day before the meeting;

•	submitting a properly executed proxy on a later date prior to the meeting;

•	notifying Umpqua’s corporate Secretary, Steven L. Philpott, in writing of the revocation of your proxy prior to the meeting; or

•	voting in person at the annual meeting, but simply attending the meeting will not, in and of itself, revoke a proxy.
      You may still attend the meeting even if you have submitted a proxy. Written notices of revocation and other communications regarding solicitation or revocation of proxies should be addressed to:
Umpqua Holdings Corporation
Legal Department
675 Oak Street, Suite 200
Eugene, OR 97401
Attn: Steven L. Philpott, Secretary
Umpqua Shares Held in Street Name
      Umpqua shareholders who hold their shares in “street name,” meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares how to vote or obtain a proxy from the record holder to vote at the annual meeting.
      A broker non-vote occurs when a broker or other nominee holder submits a proxy representing shares that another person actually owns, and that person has not given voting instructions to the broker or other nominee. Brokers holding shares of Umpqua common stock as nominees will not have discretionary authority to vote those shares in the absence of instructions from the beneficial owners on the merger proposal or the proposed amendments to Umpqua’s articles of incorporation. The failure to provide voting instructions will have the same effect as a vote against the merger proposal and the amendments to Umpqua’s articles of incorporation.
Participants in the Umpqua 401(k) and Profit Sharing Plan
      If you are a participant in the Umpqua 401(k) Plan you will receive with this document separate voting instruction cards for shares of Umpqua common stock allocated to your account as a participant or beneficiary under the Umpqua 401(k) Plan. These voting instruction cards will appoint the trustee of the Umpqua 401(k) Plan to vote shares in accordance with the instructions noted on the card. Please follow the instructions that accompany the card.

How We Determine a Quorum
      Umpqua must have a quorum to conduct any business at the annual meeting. Shareholders holding at least a majority of the outstanding shares of Umpqua common stock as of the record date must attend the meeting in person or by proxy to have a quorum. Umpqua shareholders who attend the meeting or submit a proxy but abstain from voting on a given matter will have their shares counted as present for determining a quorum. Broker non-votes will also be counted as present for establishing a quorum.
How We Count Votes
      Each share is entitled to one vote. The named proxies will vote shares as instructed on the proxies. Abstentions or broker non-votes will not be counted for or against the merger proposal or the proposed amendments to Umpqua’s articles of incorporation, but will have the effect of a vote against such proposals.
      In the election of directors, each share is entitled to one vote for each director position to be filled, and shareholders may not cumulate votes. Directors are elected by a plurality of votes cast. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of each director nominee.
Vote Required to Approve the Merger
      The affirmative vote of the holders of a majority of all shares of Umpqua common stock outstanding on the record date is required to approve the merger proposal. An abstention or a broker non-vote will have the effect of a vote against the proposed merger. Umpqua’s board of directors urges you to submit your proxy by mail, touch-tone telephone or the internet. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the merger proposal.
Vote Required to Approve the Amendments to Umpqua’s Articles of Incorporation
      The affirmative vote of the holders of seventy-five percent of all shares of Umpqua common stock outstanding on the record date is required to approve the proposed amendments to Umpqua’s articles of incorporation. An abstention or a broker non-vote will have the effect of a vote against the amendments. Umpqua’s board of directors urges you to submit your proxy by mail, touch-tone telephone or the internet. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the proposed amendments.
Shares Owned by Directors and Executive Officers
      On April 7, 2006 Umpqua’s directors and executive officers owned 1,427,833 shares entitled to vote at the annual meeting, constituting approximately 3.2% of the total shares outstanding and entitled to vote at the meeting. Each Umpqua director has agreed to vote his or her shares in favor of the merger.
Proxy Solicitation
      The accompanying Umpqua proxy is being solicited by the board of directors of Umpqua. Umpqua will bear the cost of soliciting proxies from its shareholders. In addition to using the mail, proxies may be solicited by personal interview, telephone, and electronic communication. Banks, brokerage houses, other institutions, nominees, and fiduciaries will be requested to forward proxy soliciting material to their principals and obtain authorization for the execution of proxies. Officers and other employees or agents of Umpqua and Umpqua Bank, acting on Umpqua’s behalf, may solicit proxies personally.

Umpqua has also made arrangements with The Altman Group, Inc., to assist in soliciting proxies, and has agreed to pay The Altman Group $7,000.00 plus reasonable expenses. Umpqua will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals. However, no such payment will be made to any of the officers, directors or employees of Umpqua or Umpqua Bank or to any of Umpqua’s subsidiaries.

WESTERN SIERRA SPECIAL MEETING
When and Where the Meeting Will Be Held
      The special meeting of Western Sierra shareholders will be held on May 30, 2006 at 10:00 a.m., local time, at Serrano Country Club, 5005 Serrano Parkway, El Dorado Hills, California.
Proposals at the Meeting
      At the special meeting, Western Sierra shareholders will be asked to consider and vote to:

•	Approve the principal terms of the merger agreement; and

•	Approve any adjournments or postponements of the special meeting, if necessary, to solicit additional proxies.
      No other matters may be brought before the special meeting.
Who May Vote?
      Western Sierra’s board of directors has fixed the close of business on April 7, 2006 as the record date for determining Western Sierra shareholders entitled to receive notice of and vote at the special meeting. As of that date, there were 7,864,902 shares outstanding held by approximately 1,611 holders of record.
Voting
      Western Sierra shareholders may vote in person at the special meeting, but do not have to attend the meeting to vote their shares. Western Sierra shareholders may vote their shares by proxy. Even if you plan to attend the meeting, you should submit a properly executed proxy either by completing, signing, dating and returning the proxy card or by following the instructions on the proxy card for touch-tone telephone or internet voting.
How Will Proxy Holders Vote My Shares?
      A completed and properly executed proxy received by Western Sierra prior to the commencement of the meeting, and not revoked, will be voted as directed by the shareholder. A signed proxy that is submitted without voting instructions will be voted by the named proxy holders “FOR” the merger proposal and, if necessary, “FOR” adjournment or postponement of the meeting to solicit additional proxies. In addition, the named proxy holders will vote in their discretion on such other matters that may be considered at the special meeting or any adjournments or postponements thereof.
      The board of directors has named Gary D. Gall and Patrick J. Rusnak as proxy holders. Their names appear on the proxy form accompanying this document.
Revoking a Proxy
      A proxy may be revoked by:

•	calling the toll free number on the proxy card and following the directions provided at least 24 hours before the meeting;

•	going to the web site listed on the proxy card and following the instructions provided at least 24 hours before the meeting;

•	submitting a properly executed proxy on a later date prior to the meeting;

•	notifying Western Sierra’s corporate Secretary, Anthony J. Gould, in writing of the revocation of your proxy prior to the meeting; or

•	voting in person at the special meeting, but simply attending the meeting will not, of itself, revoke a proxy.
      You may still attend the meeting even if you have submitted a proxy. Written notices of revocation and other communications regarding solicitation or revocation of proxies should be addressed to:
Western Sierra Bancorp
4080 Plaza Goldorado Circle
Cameron Park, CA 95661
Attn: Anthony J. Gould, Secretary
Western Sierra Shares Held in Street Name
      Western Sierra shareholders who hold their shares in “street name,” meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares how to vote or obtain a proxy from the record holder to vote at the special meeting.
      A broker non-vote occurs when a broker or other nominee holder submits a proxy representing shares that another person actually owns, and that person has not given voting instructions to the broker or other nominee. Brokers holding shares of Western Sierra common stock as nominees will not have discretionary authority to vote those shares in the absence of instructions from the beneficial owners on the merger proposal. The failure to provide voting instructions will have the same effect as a vote against the merger proposal.
Shares in the Western Sierra Bancorp 401KSOP
      If you have shares of Western Sierra common stock allocated to your account under the Western Sierra Bancorp 401KSOP, or KSOP, you will receive with this document a separate voting instruction card for those shares. In accordance with the terms of the KSOP, the trustees, Western Sierra’s compensation committee of the board of directors, will vote the shares held in the KSOP. The trustees will vote the shares allocated to your account in accordance with your directions on the voting instruction card. If no directions are given, the plan trustees will vote in their discretion.
Western Sierra Bancorp Employee Stock Ownership Plan Account Holders
      If you have shares of Western Sierra common stock allocated to your account under the Western Sierra Bancorp Employee Stock Ownership Plan, or ESOP, you will receive with this document a separate voting instruction card for those shares. In accordance with the terms of the ESOP, the trustees, Western Sierra’s compensation committee of the board of directors, will vote the shares held in the ESOP trust. The trustees will vote the shares allocated to your account in accordance with your directions on the voting instruction card. If no directions are given, the plan trustees will vote in their discretion.
How We Determine a Quorum
      Western Sierra must have a quorum to conduct any business at the special meeting. Shareholders holding at least a majority of the outstanding shares of Western Sierra’s common stock must attend the meeting in person or by proxy to have a quorum. Western Sierra shareholders who attend the meeting or submit a proxy, but abstain from voting on a given matter, will have their shares counted as present for determining a quorum. Broker non-votes will also be counted as present for determining a quorum.
How We Count Votes
      Each share is entitled to one vote. The named proxies will vote shares as instructed on the proxies. Abstentions or broker non-votes will not be counted for or against the merger proposal, but they will have the effect of a vote against the proposal.

Vote Required to Approve the Merger
      The affirmative vote of the holders of two-thirds of all shares of Western Sierra common stock outstanding on the record date is required to approve the merger proposal. An abstention or a broker non-vote will therefore have the effect of a vote against the merger agreement. Western Sierra’s board of directors urges you to submit your proxy by mail, touch-tone telephone or the internet. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the merger proposal.
Shares Owned by Directors, Executive Officers and Certain Shareholders
      On April 7, 2006 Western Sierra directors and executive officers owned 548,847 shares entitled to vote at the special meeting, constituting approximately 7.0% of the total shares outstanding and entitled to vote at the meeting. Each Western Sierra director has agreed to vote his or her shares in favor of the merger proposal.
     Principal Shareholders of Western Sierra
      The following table sets forth information regarding the beneficial ownership of Western Sierra common stock, as of April 7, 2006 by each Western Sierra director, certain executive officers, all Western Sierra directors and executive officers as a group and shareholders who own 5% or more of Western Sierra’s common stock.

	Number of
	Western Sierra
	Shares Beneficially
Beneficial Owner	Owned(1)		% of Class

Directors and Named Executive Officers
Charles W. Bacchi, Director	293,363	(2)(3)	3.7%
Matthew A. Bruno, Sr., Director	299,927	(2)(4)	3.8%
Lary Davis, Director	54,731	(5)	*
Kirk N. Dowdell, Executive Vice President; President and Chief Executive Officer of Western Sierra National Bank	74,425	(6)	*
William M. Eames, Director	384,598	(2)(7)	4.9%
William J. Fisher, Director	293,775	(2)(8)	3.7%
Gary D. Gall, Director, President and Chief Executive Officer	274,507	(9)	3.5%
Anthony J. Gould, Executive Vice President/ Chief Financial Officer	43,278	(10)	*
Jan T. Haldeman, Director	297,593	(2)(11)	3.8%
Howard A. Jahn, Director	56,711	(12)	*
Alan J. Kleinert, Director	370,711	(2)(13)	4.7%
Wayne D. Koonce, Executive Vice President/ Chief Credit Officer	23,308	(14)	*
Patrick J. Rusnak, Executive Vice President/ Chief Operating Officer	30,000	(15)	*
Lori A. Warden, Director	218,284	(16)	2.8%
All Directors and Named Executive Officers as a Group (14 total)	1,135,123	(17)	%
Principal Shareholders*
Banc Funds Co LLC	410,222	(18)	5.2%
Caxton Associates, LLC	512,951	(18)	6.5%

*	Less than 1%.

(1)	Shares held directly with sole voting and investment power, unless otherwise indicated. Includes restricted shares held indirectly in Dividend Reinvestment Plan, Director Deferred Compensation

Plans, 401(k) Plans and IRAs. Shares held in these plans have been rounded down to the nearest whole share.

(2)	Includes shared voting and investment powers as to 263,348 shares of which 160,439 shares and 102,909 shares are owned in the person’s capacity as a co-trustee for Western Sierra’s ESOP and Western Sierra’s 401KSOP, respectively. The person disclaims beneficial ownership as to those shares beneficially owned as a co-trustee of the ESOP and 401KSOP to the extent of pass-through voting and investment rights exercised by participants of the ESOP and 401KSOP.

(3)	The total amount also includes 14,451 shares acquirable by exercise of stock options.

(4)	The total amount also includes 1,500 shares acquirable by exercise of stock options.

(5)	Mr. Davis has shared voting and investment powers as to 44,530 of these shares, and the total amount includes 10,201 shares acquirable by exercise of stock options.

(6)	The amount includes 61,741 shares acquirable by exercise of stock options.

(7)	The amount includes 3,000 shares acquirable by exercise of stock options.

(8)	The amount includes 19,242 shares acquirable by exercise of stock options.

(9)	Of this total, Mr. Gall disclaims beneficial ownership of 35,318 shares held solely by his spouse in a separate account, and the amount includes 83,740 shares acquirable by exercise of stock options.

(10)	The amount includes 13,900 shares acquirable by exercise of stock options.

(11)	The amount includes 10,741 shares acquirable by exercise of stock options.

(12)	The amount includes 8,890 shares acquirable by exercise of stock options.

(13)	The amount includes 10,441 shares acquirable by exercise of stock options.

(14)	The amount includes 16,763 shares acquirable by exercise of stock options.

(15)	All 30,000 of these shares are acquirable by exercise of stock options.

(16)	Ms. Warden has shared voting and investment powers as to 215,284 of these shares, and the total amount includes 3,000 shares acquirable by exercise of stock options.

(17)	The amount includes 287,610 shares acquirable by exercise of stock options.

(18)	Based on information filed with the SEC on Schedule 13G.
Proxy Solicitation
      The accompanying Western Sierra proxy is being solicited by the Western Sierra board of directors. Western Sierra will bear the cost of soliciting proxies from its shareholders. In addition to using the mail, proxies may be solicited by personal interview, telephone and electronic communication. Banks, brokerage houses, other institutions, nominees and fiduciaries will be requested to forward proxy soliciting materials to their principals and obtain authorization for the execution of proxies. Officers and other employees or agents of Western Sierra and its subsidiaries, acting on Western Sierra’s behalf, may solicit proxies personally. Western Sierra has also made arrangements with The Altman Group, Inc., to assist in soliciting proxies, and has agreed to pay The Altman Group $7,000 plus reasonable expenses. Western Sierra will pay, upon request, the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals. However, no such payment will be made to any of the officers, directors or employees of Western Sierra or any of its subsidiary banks.

THE MERGER
      The following description of the merger is not complete and is qualified in its entirety by reference to the merger agreement attached as Appendix A and the plan of merger attached as Appendix B. We urge you to carefully read the merger agreement and the plan of merger.
General
      Umpqua, Umpqua Bank, Western Sierra, Western Sierra National Bank, Auburn Community Bank, Central California Bank and Lake Community Bank have entered into an Agreement and Plan of Reorganization, dated as of February 7, 2006. The Agreement and Plan of Reorganization is generally referred to as the merger agreement in this document.
      Subject to the terms and conditions of the merger agreement, and in accordance with Oregon law, when the merger becomes effective, Western Sierra will merge into Umpqua. Umpqua will be the surviving corporation, and the separate corporate existence of Western Sierra will cease upon completion of the merger. Immediately after the merger of Western Sierra into Umpqua, Western Sierra National Bank, Auburn Community Bank, Central California Bank and Lake Community Bank will merge into Umpqua Bank, with Umpqua Bank surviving the merger.
      In connection with the merger of Western Sierra into Umpqua, Western Sierra shareholders will receive 1.61 shares of Umpqua common stock in exchange for each share of Western Sierra common stock held. Umpqua’s articles of incorporation and bylaws will be the articles of incorporation and bylaws of the combined company. See “COMPARISON OF RIGHTS OF SHAREHOLDERS” for, among other things, a discussion of the differences between Umpqua’s and Western Sierra’s articles of incorporation and bylaws.
      After completion of the merger, Western Sierra shareholders who receive Umpqua common stock in exchange for their Western Sierra common stock will own approximately 22.1% of the combined company, and continuing Umpqua shareholders will own approximately 77.9%.
Background of the Merger
      In July 2004 Umpqua acquired Humboldt Bancorp, which furthered Umpqua’s strategy of becoming the preeminent community bank in the region extending from Sacramento to Seattle. Since the completion of the Humboldt acquisition, Umpqua has considered and analyzed potential strategic partners operating in and around its designated market area. In early 2005, Umpqua recognized Western Sierra as a potential acquisition candidate. In May 2005, Umpqua and its financial advisor determined that Western Sierra might be in a position to entertain offers to enter into a strategic transaction.
      At meetings of the Western Sierra board of directors in the first half of 2005, the Western Sierra board held informal discussions regarding, among other things, concerns with regard to the banking environment generally, consolidation in the banking industry, competition, pressure on interest margins and the ability of the company to continue to meet its goals and to achieve its business plan. Among other alternatives discussed, Western Sierra’s board of directors considered the possibility of Western Sierra’s engaging in a strategic transaction with another financial institution.
      At a meeting held on May 5, 2005 the Western Sierra board discussed Western Sierra’s general strategic direction and determined that it would be advisable to have management consult informally with potential financial advisors to seek further information regarding Western Sierra’s valuation. At that meeting, Gary D. Gall, president and chief executive officer of Western Sierra, also reported on an oral expression of interest that had been received from a representative of a large national bank holding company, or Company A, regarding an interest in a transaction with Western Sierra. The board determined to have investment banks present to the board on Company A and other potential strategic partners at a later board meeting.

      At a meeting held on May 26, 2005, the Western Sierra board held separate discussions with each of representatives of Sandler O’Neill & Partners, L.P., or Sandler O’Neill, and representatives of one other investment bank. The representatives of these investment banks presented to the board information concerning Western Sierra’s valuation and concerning other financial institutions likely to be interested in and capable of a transaction with Western Sierra.
      In May and June 2005, Raymond P. Davis, president and chief executive officer of Umpqua, contacted Mr. Gall to discuss Western Sierra’s and Umpqua’s strategic directions.
      On June 27, 2005, Mr. Davis advised the Executive/ Governance Committee of Umpqua’s board of directors, which oversees Umpqua’s acquisition activities, that he had informally discussed a potential acquisition with Western Sierra. Using publicly available information, Umpqua and its financial advisor, Hoefer & Arnett, Inc., analyzed a potential merger transaction with Western Sierra and reviewed potential price ranges for such a transaction.
      Western Sierra’s board’s discussions on strategic matters continued at its meeting on July 15, 2005. Also present at that meeting were representatives of Sandler O’Neill and legal counsel to Western Sierra. A representative of Western Sierra’s legal counsel discussed with the board their fiduciary duties in the context of discussing strategic alternatives. Mr. Gall and Patrick J. Rusnak, chief operating officer of Western Sierra, discussed with the board, among other things, the company’s five-year strategic plan and the execution risks associated with that plan, including without limitation, the need for additional staffing and the challenges of maintaining or increasing loan and deposit growth in order to achieve the plan. The board then discussed generally its strategic alternatives, including remaining independent, contacting a limited number of other financial institutions that were likely to be interested and capable of a transaction with Western Sierra and contacting a broader group of potential partners. Both management and the board expressed concern regarding the potential for leaks and market rumors in the event that Western Sierra were to contact a broad group of potential partners, and the resulting disruption and adverse impact to Western Sierra’s business. The board determined to authorize management to contact Company A as well as one other community bank holding company, or Company B. The board also authorized management to formally engage Sandler O’Neill to assist Western Sierra in these matters and instructed management to have Sandler O’Neill present additional information on Company A and Company B at a later meeting.
      During the remainder of July and August 2005, representatives of Sandler O’Neill and management of Western Sierra held discussions with representatives of Company A and Company B regarding their interest in a potential transaction with Western Sierra.
      On July 22, 2005, Mr. Gall met with Mr. Davis and another representative of Umpqua, at which meeting Mr. Davis indicated that Umpqua was considering the possibility of making a proposal with respect to a merger with Western Sierra.
      On August 25, 2005, the Western Sierra board held a meeting, also attended by representatives of Western Sierra management, as well as representatives of Sandler O’Neill and Sullivan & Cromwell, LLP, legal counsel to Western Sierra. After a discussion by a representative of Sullivan & Cromwell of the fiduciary duties of the directors, representatives of management and Sandler O’Neill updated the board on the status of the evaluation of strategic alternatives and discussions with Company A and Company B. The representatives of Sandler O’Neill made a presentation to the board regarding Western Sierra’s valuation and then reported on the indications of interest from Company A and Company B and their respective terms. The board discussed at length the details of the two offers and potential counter-proposals to each of Company A and Company B and instructed Sandler O’Neill to go back to each of Company A and Company B with counter-proposals.
      During August and September, Mr. Davis and Mr. Gall had conversations in which Mr. Davis indicated that Umpqua was interested in making a proposal regarding a merger with Western Sierra. Based on the previous discussions of the Western Sierra board and the existing indications of interest from Company A and Company B, Mr. Gall indicated to Mr. Davis in general terms the value that Umpqua would have to offer in order for its proposal to be of interest to Western Sierra and its board. At that time, based on Umpqua’s preliminary review of Western Sierra, Mr. Davis indicated that it would be difficult for Umpqua to reach that amount. On September 13, 2005 Mr. Davis informed Umpqua’s Executive Committee that although Western Sierra was a good strategic fit for Umpqua, the parties were not close on price and other business points.
      On September 9, 2005, the Western Sierra board met again to discuss with management and representatives of Sandler O’Neill the proposals from Company A and Company B. At that meeting, representatives of Sandler updated the board on the status of discussions with the two companies, including revisions to each company’s proposal. The board discussed at length with its financial and legal advisors the two alternatives, the businesses of each of Company A and Company B, the risks and challenges associated with each of the two other companies and their respective business models and the risks associated with the two proposals. After extensive consideration, the board authorized management and Sandler O’Neill to focus on negotiations with Company A.
      In September and October, 2005, representatives of Company A conducted due diligence with respect to Western Sierra and provided Western Sierra and its legal counsel with draft definitive agreements relating to a proposed merger. During this period, the parties continued to discuss Western Sierra’s valuation and Company A’s proposal with respect to the merger and merger consideration. Management of Western Sierra updated the board at various times regarding the status of discussions and negotiations with Company A. On or about October 4, 2005, representatives of Company A reported to Sandler O’Neill that, despite Company A’s overall satisfaction with the results of its due diligence of Western Sierra and its businesses, Company A was concerned that it would be difficult to integrate Western Sierra’s businesses into that of Company A without significant erosion of those businesses and, accordingly, that Company A would not be prepared to proceed with a transaction at that time. On October 12, 2005, Mr. Gall reported on these developments at a meeting of the Western Sierra board. After further discussion, the board authorized management and Sandler O’Neill to continue discussions with Company B.
      At its strategic planning retreat in October 2005, Umpqua’s board and executive management confirmed their strategic objectives of emphasizing continued growth in northern California, locating appropriate merger partners in that region and enhancing Umpqua Bank’s presence in the Sacramento area.
      In October 2005, Umpqua management, in consultation with a representative of Hoefer & Arnett, analyzed additional financial and operational information of Western Sierra, and the improving market performance of Umpqua common stock, and concluded that the requirements that had led to cessation of earlier discussions with Mr. Gall may have been mitigated. On October 17, 2005, Mr. Davis called Mr. Gall to discuss a potential merger transaction.
      On November 15, 2005, Mr. Gall and another representative of Western Sierra visited with representatives of management of Company B. On November 15, 2005, Western Sierra and Umpqua entered into a confidentiality agreement in connection with the sharing of non-public information with each other. During November and December 2005, Western Sierra continued to have discussions with Company B as well as with Umpqua. In addition, during this time, representatives of Sandler O’Neill made informal inquiries of a limited number of additional financial institutions regarding the potential for a transaction with Western Sierra. While one party preliminarily indicated that it might be interested in making a proposal with respect to a merger with Western Sierra, it was at a level below the then existing proposal from Company B and further inquiries of this other party did not lead to a proposal.
      On November 17, 2005, the Western Sierra board of directors established a committee, or the committee, delegating to the committee, among other things, authority with respect to further due diligence efforts and oversight of management’s and the advisors’ efforts with respect to any strategic transaction and authorizing the committee to make a recommendation to the board for approval of any such transaction. On that same date, Mr. Gall and other members of Western Sierra management updated the committee on the status of discussions with Company B.

      Umpqua began off-site due diligence shortly after entering into the confidentiality agreement in November and Mr. Davis reported on the progress of due diligence and discussions with Western Sierra to Umpqua’s Executive/Governance Committee.
      From December 5 to December 9, 2005, Company B conducted on-site due diligence with respect to Western Sierra and its businesses. On December 7, 2005, Mr. Davis made a presentation to the committee regarding Umpqua, the prospects for the combined company should a potential transaction be consummated and its proposal for a merger with Western Sierra. Following this presentation, a representative of Sandler O’Neill updated the committee on the status of discussions with and due diligence by Company B.
      At the regular Umpqua board of directors meeting on December 21, 2005, Mr. Davis gave a presentation to the board on the strategic opportunity presented by Western Sierra, the results of initial due diligence and the status of discussions with Western Sierra regarding a possible merger transaction. Mr. Davis shared with Umpqua’s board the presentation he made to the committee. Mr. Davis recommended to the board that Umpqua present a non-binding term sheet at a price based on Umpqua’s internal modeling. The board unanimously voted in favor of the proposed term sheet and directed management to proceed.
      On December 22, 2005, Umpqua provided Western Sierra with a term sheet that proposed an all stock merger with Western Sierra in which each share of Western Sierra common stock would be converted into merger consideration with a per share value of $44.23 per share, with the exchange ratio to be determined based on the weighted average closing price of Umpqua common stock over a measuring period prior to entering into a definitive merger agreement. The term sheet also addressed other key business aspects of Umpqua’s proposal. Through late December and early January, Mr. Gall and representatives of Sandler O’Neill held numerous discussions with Mr. Davis to continue to negotiate the offer from Umpqua, including a meeting with Mr. Davis on January 3, 2006 at Umpqua’s headquarters. During the course of those discussions, Umpqua indicated that it would be willing to fix the exchange ratio with Western Sierra at 1.58 shares of Umpqua common stock for each share of Western Sierra common stock.
      At meetings of the committee on January 5 and January 9, 2006, Mr. Gall updated the committee on the status of due diligence efforts by both Company B and Umpqua, noting that Company B had substantially completed its due diligence and that Umpqua had conducted extensive due diligence as well, but still needed to complete on-site due diligence primarily with respect to Western Sierra’s loan portfolio. Mr. Gall also updated the committee on the status of the discussions with both parties regarding a proposed merger, including Umpqua’s then current proposal with respect to the proposed exchange ratio and other terms of the proposed transaction with Western Sierra. After discussion of the two companies and their respective indications of interest, the committee instructed management and Sandler O’Neill to continue their negotiations with both parties.
      On January 12, 2006, Umpqua provided Western Sierra with a revised term sheet, which included modifications in response to certain of the key business issues previously raised by Umpqua, including increasing the proposed exchange ratio to 1.61 shares of Umpqua common stock for each share of Western Sierra common stock, although other business issues remained.
      Umpqua and Western Sierra and their respective financial and legal advisors conducted due diligence with respect to each other and each other’s businesses throughout January and into February, 2006, including on-site diligence by Umpqua and its advisors from January 14 through January 17, 2006 at Western Sierra’s headquarters and on-site diligence by Western Sierra and its advisors from January 19 through January 23, 2006 at Umpqua’s headquarters.
      Mr. Davis updated Umpqua’s board on the status of the negotiations at its regular meeting on January 18, 2006.
      On January 18, 2006, a representative of Company B informed Sandler O’Neill that Company B would not be prepared to move forward with a transaction with Western Sierra at that time. The representative of Company B reported to Sandler O’Neill that its decision to withdraw from discussions with Western Sierra was not related to its due diligence of Western Sierra.
      The Western Sierra board of directors held a meeting on January 20, 2006, also attended by representatives of Sandler O’Neill and Sullivan & Cromwell. A representative of Sandler O’Neill reported on the fact that Company B had withdrawn its proposal with respect to Western Sierra. In addition, the representatives of Sandler O’Neill then discussed at length with the board the status of negotiations with Umpqua and Umpqua’s proposal. It was noted that, although Umpqua had indicated a willingness to proceed with a transaction at an exchange ratio of 1.61, a number of business issues remained to be negotiated and resolved. At this meeting, representatives of management, Sandler O’Neill and Sullivan & Cromwell also reported on the preliminary due diligence efforts to date with respect to Umpqua.
      On January 24, 2006 and over the next two business days, Foster Pepper Tooze LLP, or Foster Pepper, Umpqua’s counsel, provided draft definitive agreements and proposed amended and restated severance, employment and/or salary continuation agreements for members of Western Sierra’s management to Western Sierra. Western Sierra and Umpqua and their respective financial and legal advisors continued to negotiate the terms of a transaction between the two parties, including the terms of the draft definitive agreements and the proposed amended and restated severance, employment and/or salary continuation agreements. Numerous meetings of the committee, attended by representatives of management, Sandler O’Neill and Sullivan & Cromwell, were held in late January and early February to update the committee on the status of negotiations between the parties and to seek the committee’s guidance with respect to various issues.
      On January 30, 2006, Umpqua provided Western Sierra with a revised term sheet, reflecting the resolution of certain business issues although other business issues remained to be negotiated and resolved.
      On February 4, 2006, the committee reviewed with the financial and legal advisors of Western Sierra the terms of the proposed transaction and the draft definitive agreements. Management and representatives of the advisers reported to the committee that, although there remained to be resolved two or three outstanding issues, the terms of the proposed merger and the draft definitive agreements were in substantially final form. After a review of the terms of the proposed transaction and lengthy discussion, and subject to a resolution of the remaining issues, the committee unanimously agreed to recommend to the Western Sierra board of directors that they approve the transaction with Umpqua. Over the next several days, Western Sierra and Umpqua and their respective financial and legal advisors continued to negotiate and resolve the remaining issues and to finalize the definitive agreements.
      On February 7, 2006, Umpqua’s board of directors held a special meeting to consider the proposed merger with Western Sierra. Management summarized the results of their due diligence investigation and the projected financial results of the proposed merger. Representatives of Foster Pepper and Hoefer & Arnett also attended the meeting. A representative of Foster Pepper reviewed with the board its fiduciary duties and, together with Mr. Davis and members of Umpqua management, reviewed the proposed terms of the transaction and the definitive merger agreement. A representative of Hoefer & Arnett presented a detailed analysis of the proposed transaction with Western Sierra and delivered to the Umpqua board its opinion, confirmed in writing as of the same day, that, as of February 7, 2006, the consideration to be paid by Umpqua to Western Sierra shareholders as provided in the merger agreement was fair and equitable to Umpqua and the holders of Umpqua common stock from a financial point of view. The board asked questions of, and received answers from, Umpqua’s management, and representatives of Foster Pepper and Hoefer & Arnett, and considered the factors they deemed relevant to the proposal including, among other things, the opinion of its financial advisor, before voting unanimously to approve the merger and the definitive merger agreement and present the merger to Umpqua shareholders with a recommendation that Umpqua’s shareholders approve the principal terms of the merger agreement.
      On February 7, 2006, the Western Sierra board of directors held a meeting to consider the proposed transaction with Umpqua. Also in attendance at this meeting were representatives of Sandler O’Neill and Sullivan & Cromwell. A representative of Sullivan & Cromwell again reviewed with the board its fiduciary duties, following which the representative of Sullivan & Cromwell and management reviewed with the board the proposed terms of the transaction with Umpqua and of the definitive agreements, including the proposed amended and restated severance, employment and/or salary continuation agreements. The representatives of Sandler O’Neill then made a presentation to the board regarding the proposed transaction with Umpqua and delivered to the Western Sierra board its opinion, subsequently confirmed in writing as of that same date, that, as of that date, and based upon and subject to the various factors, assumptions and limitations set forth in Sandler O’Neill’s opinion, the exchange ratio was fair, from a financial point of view, to Western Sierra’s shareholders. Based on all relevant factors they considered material, including, among other things, the opinion of its financial advisor and the recommendation of the committee, the board of directors unanimously approved the merger and the definitive agreements and determined that the merger is fair to and in the best interests of Western Sierra and its shareholders and determined to recommend that the shareholders of Western Sierra approve the principal terms of the merger agreement.
      After the close of business on February 7, 2006, the parties executed and delivered the merger agreement. On February 8, 2006, the parties issued a joint press release announcing the proposed merger.
Umpqua’s Reasons for the Merger and Recommendation of Umpqua’s Board of Directors
      In the course of reaching its decision to approve the merger agreement and to recommend that Umpqua shareholders approve the principal terms of the merger agreement, including the issuance of shares of Umpqua common stock to Western Sierra shareholders, Umpqua’s board of directors considered and reviewed with senior management and outside financial and legal advisors a significant amount of information and factors relevant to the merger, including its strategic plan. Umpqua’s board of directors determined that the merger would significantly advance Umpqua’s strategic plan and that the proposed merger is in the best interests of Umpqua and its shareholders. Umpqua’s board of directors carefully considered the following potentially positive factors in its deliberations:

•	The opinion of Hoefer & Arnett, Inc., which is attached as Appendix C, that as of February 7, 2006, the consideration to be paid to Western Sierra shareholders in the merger was fair, from a financial point of view, to Umpqua shareholders. The board considered the factors discussed in Hoefer & Arnett’s analysis but did not assign or consider any specific weighting to those factors.

•	The effectiveness of the merger in implementing Umpqua’s growth strategy. The board reviewed the markets served by Western Sierra and recognized in the merger the ability for Umpqua to enhance its presence Northern California, particularly along the I-5 corridor in the Sacramento area.

•	A presentation by management of management’s due diligence review of Western Sierra, including the business, operations, earnings, asset quality, financial condition, and corporate culture of Western Sierra on a historical, prospective, and pro forma basis. These reviews generally found Western Sierra to be financially sound, well capitalized and well managed.

•	The compatibility of corporate goals and the respective contributions the parties would bring to a combined institution. The board noted the similar community banking philosophies of the management and employees of both institutions.

•	The complementary customer bases, products and services of Umpqua and Western Sierra could result in opportunities to obtain synergies as products are cross-marketed and distributed over broader customer bases and best practices are compared and applied across the combined company.

•	The compatibility of each company’s data processing systems that should significantly reduce the integration costs and risk of errors in customer account conversions.

•	Although Umpqua Bank and Western Sierra National Bank operate in the markets surrounding Sacramento, California, there is little overlap of store locations, which, when coupled with the new markets served by Auburn Community Bank, Central California Bank and Lake Community Bank in surrounding areas, the Umpqua board believed to present a desirable strategic opportunity for expansion of its existing presence and market share. In particular, Umpqua’s board considered that the resulting institution’s branch network and franchise would be enhanced in the Sacramento area, which is expected to continue as a growing market.

•	The enhanced opportunities for acquisition and growth that the merger makes possible as a result of the greater capitalization of the combined company and the anticipated enhanced liquidity in the market for its stock.

•	The expanded opportunities for revenue enhancement and synergies that are expected to result from the merger. The board assessed possible synergies and recognized that the combined organization could reduce aggregate expenses that Umpqua and Western Sierra incur in areas such as salaries and benefits, occupancy expense, professional and outside service fees, and communications expense.

•	The execution of amended and restated employment, severance and salary continuation agreements by officers of Western Sierra and its subsidiary banks, which provide incentives to key employees to remain with Umpqua during the integration period following completion of the merger. The board considered the commitments of such officers as indications that the integration process and Umpqua’s move into new markets would be successful and that the presence of senior management from Western Sierra would help assure continuity in the operation of the combined company.

•	The terms of the merger agreement and the Voting, Non-Competition and Non-Solicitation Agreements executed by each director of Western Sierra and of its subsidiary banks in connection with the merger. The board viewed the commitment of all directors to support the merger as indications that the merger would likely be consummated.

•	The tax effects of the merger. The board considered that the merger would qualify as a corporate reorganization entitled to favorable tax treatment for the parties to the merger and for their shareholders.

      The Umpqua board of directors did not assign any specific or relative weight to the information it reviewed in the course of its consideration. Umpqua’s board of directors unanimously recommends that Umpqua shareholders vote “FOR” the merger proposal.
Western Sierra’s Reasons for the Merger and Recommendation of Western Sierra’s Board of Directors
      In reaching its determination to approve and adopt the merger agreement, the board of directors of Western Sierra consulted with Western Sierra’s management, its legal counsel and financial advisors, and considered a number of factors, including, without limitation, the following:

•	The opinion of Sandler O’Neill & Partners, L.P., which is attached as Appendix D, that as of February 7, 2006 the exchange ratio, as set forth in the merger agreement, was fair, from a financial point of view, to Western Sierra shareholders.

•	The terms of the merger, including the exchange ratio, and various other documents related to the merger.

•	The results of the due diligence review of Umpqua’s business, operations, financial condition, asset quality and corporate culture conducted by Western Sierra management with the assistance of its advisors.

•	The concerns of the Western Sierra board with regard to the banking environment generally, consolidation in the banking industry, competition, pressure on interest margins and the ability of the company to continue to meet its goals and to execute on its business plan.

•	The current and prospective economic and competitive environment facing the financial services industry generally, including the continued rapid consolidation in the industry and the increased importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term.

•	The fact that the merger will allow Western Sierra shareholders, as shareholders of the combined corporation, to share in the potential growth and increased diversification of a significantly larger three-state financial holding company.

•	The Western Sierra board of directors’ review, based in part on presentations by its financial advisor and Western Sierra’s management, of the business, operations, financial condition and earnings of Umpqua on an historical and prospective basis and of the combined company on a pro forma basis and the historical stock price performance of Umpqua’s common stock and Umpqua’s greater market capitalization and liquidity relative to that of Western Sierra.

•	The terms of the merger agreement, including a provision permitting Western Sierra to terminate the merger agreement if the weighted average closing price of Umpqua’s common stock over the fifteen trading day period ending on the fifth business day prior to the projected merger closing date is $22.59 or lower, and that decline in Umpqua’s price is 10% worse than the performance of the NASDAQ Bank Index over the same period, thereby limiting the risk to Western Sierra’s shareholders of possible significant and disproportionate declines in the trading price of Umpqua’s common stock.

•	The fact that, based on the closing price of Umpqua’s common stock on February 6, 2006, the value of the per share merger consideration to be received by Western Sierra shareholders represented a multiple of diluted earnings per share multiple for the 12 months ended December 31, 2005 of 19.7x and 263.0% of book value per share as of December 31, 2005.

•	The fact that, based on the closing price of Umpqua’s common stock on February 6, 2006, the value of the per share merger consideration to be received by Western Sierra shareholders represented a premium of 8.7% over the closing price of Western Sierra common stock on that date, and a premium of 12% over the average closing price of Western Sierra common stock for the fifteen trading days prior to the announcement of the transaction.

•	The fact that the merger agreement permits Western Sierra to declare cash dividends prior to the closing at the same time and in the same amount per share as Umpqua’s dividends on its common stock and the probability that Western Sierra’s shareholders, who have not historically received cash dividends on Western Sierra’s common stock, will receive dividend income with respect to the shares of Umpqua’s common stock to be received in the merger.

•	The Western Sierra board’s belief that a merger with Umpqua would enable Western Sierra shareholders to participate in a combined company that would have better future prospects than Western Sierra was likely to achieve on a stand-alone basis, including a more diversified customer base and, hence, more diversified revenue sources.

•	The expectation that the Umpqua/ Western Sierra merger will be tax-free for federal income tax purposes to Western Sierra and Western Sierra’s stockholders.

•	The common business philosophy and compatibility of the management and staff of Western Sierra and Umpqua.

•	The greater number of shareholders and the increased market capitalization of the combined company, which may result in increased interest in Umpqua stock from institutional investors and market professionals which, in turn, may result in improved liquidity for shareholders.

•	The provisions of the merger agreement entitling Western Sierra’s board to withdraw its recommendation of the merger to the Western Sierra shareholders and the provisions permitting Western Sierra’s board to terminate the merger agreement with Umpqua to the extent specifically authorized by its board of directors in the good faith exercise of its fiduciary duties after consultation with legal counsel.

•	The $14 million termination fee that would have to be paid to Umpqua under specified circumstances, including the risk that payment of the termination fee might discourage third parties from offering to acquire Western Sierra, but recognizing that the amount of termination fee was equal to about 4% of the total merger consideration and that the termination fee was a condition to Umpqua’s willingness to enter into the merger agreement with Western Sierra.

•	The interests of certain Western Sierra directors and officers in the merger, as described under the caption “—Interests of Western Sierra Directors and Executive Officers in the Merger” beginning on page 53 of this document, and the fact some of those interests are different from or are in addition to the interests of Western Sierra shareholders in the merger generally

      The foregoing discussion of the information and factors considered by Western Sierra’s board of directors is not intended to be exhaustive, but is believed to include the material factors considered by the board of directors. In reaching its determination to approve and recommend the merger agreement, Western Sierra’s board of directors did not assign any relative or specific weights to the factors considered, and individual directors may have given differing weights to different factors.
      For the reasons set forth above, the Western Sierra board determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are in the best interests of Western Sierra and its shareholders. The Western Sierra board recommends that Western Sierra shareholders vote “FOR” the merger proposal.
Opinion of Umpqua’s Financial Advisor
      At the request of Umpqua, Hoefer & Arnett has provided to the Umpqua board of directors a written opinion to the effect that, subject to the qualifications, limitations and assumptions set forth in the opinion, as of the date Umpqua entered into the Agreement the consideration to be paid by Umpqua as provided in the Agreement was fair to the holders of Umpqua common stock from a financial point of view.
      Hoefer & Arnett was retained by Umpqua as its financial advisor and to provide a fairness opinion to Umpqua. Hoefer & Arnett is an investment banking firm that provides a broad range of financial services, and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and securities in connection with merger transactions and other types of acquisitions, underwritings, private placements, secondary distributions and valuations for corporate, estate and other purposes. No limitations were imposed by the board of directors of Umpqua upon Hoefer & Arnett with respect to the investigation made or procedures followed by it in rendering its opinion.
      The full text of Hoefer & Arnett’s written opinion to Umpqua’s board of directors, which sets forth the procedures followed, assumptions made, matters considered, and qualifications and limitations of the review undertaken by Hoefer & Arnett, is attached as Appendix C to this joint proxy statement-prospectus and is incorporated by reference. The following summary of Hoefer & Arnett’s opinion is qualified in its entirety by reference to the full text of the opinion, and shareholders of Umpqua are urged to read the opinion in its entirety in connection with their consideration of the proposed merger.
      For purposes of Hoefer & Arnett’s opinion and in connection with its review of the merger and the Agreement, Hoefer & Arnett, among other things:

•	reviewed the Agreement;

•	reviewed certain publicly available business and financial information relating to Umpqua and Western Sierra that Hoefer & Arnett deemed to be relevant;

•	reviewed certain internal information, primarily financial in nature, including financial and operating data relating to the strategic implications and operational benefits anticipated to result from the merger, furnished to Hoefer & Arnett by Umpqua and Western Sierra;

•	reviewed certain publicly available and other information concerning the reported prices and trading history of, and the trading market for, the common stock of Umpqua and Western Sierra;

•	reviewed certain publicly available information with respect to other companies that Hoefer & Arnett believed to be comparable in certain respects to Umpqua and Western Sierra;

•	considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the banking industry which Hoefer & Arnett deemed to be comparable, in whole or in part, to the merger;

•	made inquiries regarding and discussed the merger and the Agreement and other related matters with Umpqua and Umpqua’s legal counsel.
      In addition, Hoefer & Arnett held discussions with the managements of Umpqua and Western Sierra concerning their views as to the financial and other information described above and the potential cost savings, operating synergies, revenue enhancements and strategic benefits expected to result from the merger. Hoefer & Arnett also conducted such other analyses and examinations and considered such other financial, economic and market criteria as it deemed appropriate to arrive at its opinion. It did not, however, make or review any independent evaluations or appraisals of any of the assets, properties, liabilities or securities, or make any physical inspection of the properties or assets of Umpqua. It assumed the adequacy of allowances for losses in loan portfolios, and did not undertake to review any individual credit files, for Umpqua or Western Sierra.
      In delivering its opinion to the board of directors of Umpqua, Hoefer & Arnett prepared and delivered to the board written materials containing various analyses and other information. Subject to the provisions of the Agreement, each share of Western Sierra common stock issued and outstanding immediately prior to the effective time of the merger shall be converted into the right to receive consideration equal to 1.61 shares of Umpqua, subject to a floor. The aggregate number of Umpqua shares to be issued in exchange for all of Western Sierra’s common stock is approximately 12.46 million. Options to purchase Western Sierra’s common stock that remain unexercised at the time of transaction close will be converted into options to purchase Umpqua shares per customary conversion methodology as described in the merger agreement. The fully diluted per share purchase price as of the date of the fairness opinion was $44.82 and as of the date of the Agreement was $43.89. For purposes of the fairness opinion, Hoefer & Arnett assumed 7,737,216 shares of Western Sierra common stock outstanding and 632,455 options to purchase Western Sierra common stock outstanding at a weighted average exercise price of $20.44 per share, based on information available as of February 3, 2006.
      The following are summaries of the analyses contained in the materials delivered to Umpqua board of directors:
      Market Trading Analysis of Umpqua. Hoefer & Arnett reviewed the stock trading history of Umpqua’s common stock. As of February 3, 2006, the market value of Umpqua’s common stock was $27.84 per share and ranged from $19.63 to $29.67 over the preceding 52-week period. The 30-, 60-, and 90-day trailing average prices were $28.56, $28.41 and $28.02, respectively, and the average weekly trading volume was approximately 993,000 shares.
      Market Trading Analysis of Western Sierra. The market trading price of Western Sierra as of February 3, 2006 was $40.08 and ranged from $30.50 to $40.43 over the preceding 52-week period. The 30-, 60-, and 90-day trailing average prices were $38.83, $38.02 and $37.04, respectively, and the average weekly trading volume was approximately 60,000 shares. The transaction price per fully diluted share as of the date of the Agreement of $43.89 represents a premium of $3.81, or 9.5% over Western Sierra’s market price as of the date of the Agreement, and premiums of $5.06, $5.87 and $6.85, or 13.0%, 15.4% and 18.5%, over the 30-, 60-, and 90-day trailing average prices, respectively, of Western Sierra.
      Public Comparable Company Analysis. This method applies the comparative public market information of comparable companies to Umpqua and Western Sierra. The methodology assumes companies in the same industry share similar markets, and the potential for revenue and earnings growth is usually dependent upon the characteristics of the growth rates of these markets, and companies that operate within the same industry or line of business experience similar operating characteristics and business opportunities and risks. The underlying component in the comparable company analysis assumes the companies are ongoing concerns.

      Using publicly available information, Hoefer & Arnett compared selected financial data of Umpqua with similar data of selected publicly-traded companies engaged in commercial banking considered by Hoefer & Arnett to be comparable to those of Umpqua. In this regard, Hoefer & Arnett noted that although such companies were considered similar, none of the companies has the same management, makeup, size or combination of business as Umpqua, as the case may be. Hoefer & Arnett reviewed and analyzed the following publicly-traded companies, which Hoefer & Arnett deemed to be comparable companies (collectively, the “UMPQ Comparison Companies”): Banner Corp., Capital Corp of the West, Cascade Bancorp, City National Corp., Columbia Banking System, Inc., CVB Financial Corp., First Community Bancorp, First Republic Bank, Frontier Financial Corp., Glacier Bancorp, Inc., Greater Bay Bancorp, Mid-State Bancshares, Pacific Capital Bancorp, Sterling Financial Corp., SVB Financial Group, TriCo Bancshares, West Coast Bancorp, Westamerica Bancorp and Western Alliance Bancorp. This group was selected from companies that are commercial banks or bank holding companies which are headquartered and operate in the Western Region of the United States and have assets between $1 billion and $20 billion.
      Hoefer & Arnett analyzed the following financial data for each of the Umpqua Comparison Companies and then applied the average and median trading metrics of the Umpqua Comparison Companies to Umpqua: the closing price of the common stock on February 3, 2006 as a multiple or percent, as the case may be, of (i) net income for the latest twelve months (four most recent fiscal quarters) for which income has been publicly reported (“LTM”) (ii) tangible book value per share, and (iii) total assets.
UMPQ COMPARABLE COMPANY ANALYSIS — TRADING METRICS

	Current
						YTD	Average
	Price/	Price/	Price/	Dividend	Market	Price	Weekly
	TBV	LTM EPS	Assets	Yield	Value	Change	Volume
	(%)	(x)	(%)	(%)	($M)	(%)	(%)

Average	347.69	18.99	24.06	1.65	1,059.54	4.58	2.30
Median	302.80	17.80	24.94	1.97	918.60	4.16	1.58
High	611.00	31.40	34.84	2.55	3,664.50	13.49	7.10
Low	207.20	14.90	10.84	—	360.10	0.58	0.50
UMPQ	380.60	18.20	23.41	1.70	1,255.20	(1.26)	3.09
      Similarly, Hoefer & Arnett compared selected financial data of Western Sierra, using publicly available data, with similar data of selected publicly-traded companies engaged in commercial banking considered by Hoefer & Arnett to be comparable to those of Western Sierra. In this regard, Hoefer & Arnett noted that although such companies were considered similar, none of the companies has the same management, makeup, size or combination of business as Western Sierra, as the case may be. Hoefer & Arnett reviewed and analyzed the following publicly-traded companies, which Hoefer & Arnett deemed to be comparable companies (collectively, the “WSBA Comparison Companies”): American River Bankshares, Bank of Marin, Capital Corp of the West, Community Bancorp, Inc., First Northern Community Bancorp, First Regional Bancorp, Heritage Commerce Corp, Mid-State Bancshares, North Bay Bancorp, Northern Empire Bancshares, Pacific Mercantile Bancorp, Placer Sierra Bancshares, Sierra Bancorp, TriCo Banchsares, United Security Bancshares and Vineyard National Bancorp. This group was selected from companies that are commercial banks or bank holding companies which are headquartered and operate in California and have assets between $500 million and $2.5 billion.
      Hoefer & Arnett analyzed the following financial data for each of the Western Sierra Comparison Companies and then applied the average and median trading metrics of the Western Sierra Comparison Companies to Western Sierra: the closing price of the common stock on February 3, 2006 as a multiple or percent, as the case may be, of (i) net income for the latest twelve months (four most recent fiscal quarters) for which income has been publicly reported (“LTM”) (ii) tangible book value per share, and (iii) total assets.

WSBA COMPARABLE COMPANY ANALYSIS — TRADING METRICS

	Current
						YTD	Average
	Price/	Price/	Price/	Dividend	Market	Price	Weekly
	TBV	LTM EPS	Assets	Yield	Value	Change	Volume
	(%)	(x)	(%)	(%)	($M)	(%)	(%)

Average	301.53	18.18	22.04	1.12	270.83	4.36	0.83
Median	297.95	17.05	21.43	1.11	248.35	5.06	0.52
High	436.30	33.80	30.23	2.55	636.60	15.87	2.73
Low	212.70	12.70	16.58	—	104.50	(4.58)	0.03
WSBA	338.50	18.80	23.74	—	308.00	9.45	1.19

Merger and Acquisition Transaction Analysis
      Hoefer & Arnett reviewed certain publicly available information regarding 22 selected merger and acquisition transactions (the “Comparable Transactions”) from January 1, 2005 to December 31, 2005 involving commercial banks and bank holding companies, in which the sellers (i) were headquartered and operated their banking business in the United States, and (ii) in which the aggregate deal value at transaction announcement was greater than $100 million and less than $750 million.
      For each transaction, Hoefer & Arnett analyzed data illustrating, among other things, the multiple of purchase price to LTM earnings, the multiple of purchase price to tangible book value, and the ratio of the premium (i.e., purchase price in excess of tangible book value) to core deposits.
      A summary of the average and median multiples and ratios for the Comparable Transactions Group in the analysis follows:
COMPARABLE TRANSACTION GROUP ANALYSIS

					Price to
		Total		Deal
		Assets	Announce	Value	TBV	LTM Earnings	Prem Core
Buyer/ Target Name	Price Per Fully Diluted Share	($000)	Date	($M)	(%)	(x)	(%)

Comparable Transaction Group Average		958,733		215.1	301.5	26.3	27.9
Comparable Transaction Group Median		634,064		158.3	305.5	24.6	27.5
Comparable Transaction Group High Value		4,076,770		714.7	447.6	57.4	39.7
Comparable Transaction Group Low Value		293,884		103.6	166.7	10.6	11.0
UMPQ/ WSBA	Exchange Ratio = 1.6100	1,292,573	2/8/2006	362.2	373.19	20.75	30.61
      An analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Western Sierra and the companies included in the selected merger transactions and other factors that could affect the acquisition value of the companies to which it is being compared. Mathematical analyses such as determining the median or average is not in itself a meaningful method of using comparable transaction data.

Discounted Cash Flow Analysis
      In performing the Discounted Cash Flow analysis, Hoefer & Arnett estimated the future cash earnings of Western Sierra on both a stand-alone basis and a pro forma basis (including the operational benefits that are expected to result from the transaction), and then discounted those values back to the present using discount rates of 8.0%, 10.0%, and 12.0%. Free cash flow in our analysis is equal to the cash earnings of Western Sierra less the amount of retained earnings necessary to maintain an equity-to-assets ratio of 7.0%. Terminal values assume a cash earnings growth rate of 3.5% into perpetuity.

      This analysis indicates that the present value of Western Sierra’s future cash flows ranged from $31.97 to $57.53 per share on a stand-alone basis and from $35.19 to $65.34 on a pro forma basis, compared to the value of Umpqua’s stock offer equal to an exchange ratio of 1.61, or $43.89 per share as of the date of the Agreement.
                  Present Value Analysis
      In performing the Present Value analysis, Hoefer & Arnett applied a price-to-earnings multiple ranging from 8.0x to 24.0x and a price-to-book value ratio ranging from 100% to 300% to Western Sierra’s projected future earnings per share and book value per share, resulting in an implied projected stock price range. The projected stock prices were discounted to the present using discount rates of 8.0% to 15.0%.
      On a stand-alone basis, this analysis indicates that the present value of Western Sierra’s future stock price based on the price-to-earnings multiple averaged $39.00 and ranged from $16.66 to $67.97 per share, and based on the price-to-book value ratios averaged $39.44 and ranged from $16.85 to $68.75 per share compared to the value of Umpqua’s stock offer equal to an exchange ratio of 1.61, or $43.89 per share as of the date of the Agreement.
      On a pro forma basis, this analysis indicates that the present value of Western Sierra’s future stock price based on the price-to-earnings multiple averaged $45.99 and ranged from $19.64 to $80.16 per share, and based on the price-to-book value ratios averaged $40.32 and ranged from $17.22 to $70.27 per share compared to the value of Umpqua’s stock offer equal to an exchange ratio of 1.61, or $43.89 per share as of the date of the Agreement.

Accretion Analysis
      Hoefer & Arnett analyzed the projected 2006 through 2008 earnings per share for one original share of Umpqua common stock, adjusted for the exchange ratio assuming 100% stock conversion. Hoefer & Arnett compared the projected earnings per share for the holders of Umpqua common stock on a stand-alone basis and on a combined pro forma basis for Umpqua and Western Sierra. This analysis assumes, among other things, that the transaction is completed in the second quarter of 2006 and expense savings are fully realized in 2007 and all periods thereafter. This analysis results in neutral earnings impact in 2006 and positive earnings accretion in excess of 3% in 2007 and 2008.
      This analysis suggests that there are higher potential earnings per share and therefore higher potential value per share for the holders of Umpqua common stock if the merger is completed.
      This analysis relies on financial projections for Umpqua and Western Sierra, which projections may be significantly different from actual results. Therefore, the accretion experienced by Umpqua and/or Western Sierra may be significantly different than projected.
      While the foregoing summaries describe several analyses and examinations that Hoefer & Arnett deemed material in its opinion, it is not a comprehensive description of all analyses and examinations actually conducted by Hoefer & Arnett. The preparation of a fairness opinion necessarily involves various determinations of the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, is not susceptible to partial analysis or summary description. Each of the analyses conducted by Hoefer & Arnett was carried out in order to provide a different perspective on the transaction and to add to the total mix of information available. Hoefer & Arnett did not form a conclusion as to whether any individual analysis, considered alone, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, Hoefer & Arnett considered the results of the analyses as a whole and did not place particular reliance or weight on any individual factor. Therefore, selecting portions of the analyses and factors considered, without considering all such analyses and factors, would create an incomplete or misleading view of the process underlying the analysis. The range of valuations resulting from any particular analysis should not be taken to be Hoefer & Arnett’s view of the actual value or predicted future value of Umpqua’s common stock.

      In performing its analyses, Hoefer & Arnett made numerous assumptions with respect to industry performance and general business and economic conditions such as industry growth, inflation, interest rates and many other matters, many of which are beyond the control of Umpqua, Western Sierra and Hoefer & Arnett. Any estimates contained in Hoefer & Arnett’s analyses are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the analyses. Additionally, estimates of the values of the business and securities do not purport to be appraisals of the assets or market value of Umpqua and Western Sierra or their securities, nor do they necessarily reflect the prices at which transactions may actually be consummated.
      In arriving at its opinion, Hoefer & Arnett assumed and relied upon the accuracy and completeness of all financial and other information provided to or reviewed by Hoefer & Arnett, including publicly available information, and Hoefer & Arnett did not assume any responsibility for independent verification of any such information. With respect to financial projections and other information provided to or reviewed by Hoefer & Arnett, Hoefer & Arnett was advised by the managements of Umpqua and Western Sierra that such projections and other information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Umpqua and Western Sierra as to the expected future financial performance of Umpqua and Western Sierra, and Hoefer & Arnett assumed that, after the merger, Umpqua and Western Sierra and its subsidiaries will perform substantially in accordance with such projections. Hoefer & Arnett’s opinion does not address the underlying business decision of Umpqua to enter into the Agreement or complete the merger.
      Pursuant to the terms of an engagement letter with Umpqua, Hoefer & Arnett will receive a fee from Umpqua. The Bank has also agreed to reimburse Hoefer & Arnett for its expenses incurred in connection with its engagement and to indemnify Hoefer & Arnett against certain liabilities.
      In the ordinary course of its business, Hoefer & Arnett and its affiliates may actively trade the common stock of Umpqua and Western Sierra for its own account and for the accounts of its customers and, accordingly, Hoefer & Arnett may at any time hold a long or short position in the common stock of Umpqua or Western Sierra.
      Hoefer & Arnett’s opinion is for the benefit and use of the members of the board of directors of Umpqua in connection with their evaluation of the merger and does not constitute a recommendation to any holder of Umpqua common stock as to how such holder should vote with respect to the merger.
Opinion of Western Sierra’s Financial Advisor
      By letter dated August 25, 2005, Western Sierra retained Sandler O’Neill to act as its financial advisor in connection with a possible business combination with another financial institution. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.
      Sandler O’Neill acted as financial advisor to Western Sierra in connection with the proposed merger and participated in certain of the negotiations leading to the merger agreement. At the February 7, 2006 meeting at which Western Sierra’s board considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, subsequently confirmed in writing, that, as of such date, the exchange ratio was fair to Western Sierra’s shareholders from a financial point of view. Sandler O’Neill has confirmed its February 7, 2006 opinion by delivering to the board a written opinion dated the date of this joint proxy statement/ prospectus. In rendering its updated opinion, Sandler O’Neill confirmed the appropriateness of its reliance on the analyses used to render its earlier opinion by reviewing the assumptions upon which its analyses were based, performing procedures to update certain of its analyses and reviewing the other factors considered in rendering its opinion. The full text of Sandler O’Neill’s updated opinion is attached as Appendix D. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion and Western Sierra shareholders are urged to read the entire Sandler O’Neill opinion.
      Sandler O’Neill’s opinion speaks only as of the date of this joint proxy statement/ prospectus. The opinion was directed to the Western Sierra board and is directed only to the fairness of the exchange ratio to Western Sierra shareholders from a financial point of view. It does not address the underlying business decision of Western Sierra to engage in the merger or any other aspect of the merger and is not a recommendation to any Western Sierra shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.
      In connection with rendering its opinion, Sandler O’Neill reviewed and considered, among other things:

1.	the agreement;

2.	certain publicly available financial statements and other historical financial information of Western Sierra that they deemed relevant;

3.	certain publicly available financial statements and other historical financial information of Umpqua that they deemed relevant;

4.	earnings per share estimates for Western Sierra for the years ending December 31, 2006 and long-term earnings per share growth rates for the years thereafter, in each case, as provided by, and reviewed with, senior management of Western Sierra;

5.	earnings per share estimates for Umpqua for the year ending December 31, 2006 provided by and reviewed with senior management of Umpqua and long-term earnings per share growth rates for the years thereafter, in each case, provided by and reviewed with senior management of Umpqua;

6.	the pro forma financial impact of the merger on Umpqua, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior management of Umpqua and reviewed with senior management of Western Sierra;

7.	the relative contributions of assets, liabilities, equity and earnings of Western Sierra and Umpqua to the resulting institution;

8.	the publicly reported historical price and trading activity for Western Sierra’s and Umpqua’s common stock, including a comparison of certain financial and stock market information for Western Sierra and Umpqua and similar publicly available information for certain other companies the securities of which are publicly traded;

9.	the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

10.	the current market environment generally and the banking environment in particular; and

11.	such other information, financial studies, analyses and investigations and financial, economic and market criteria as they considered relevant.
      Sandler O’Neill also discussed with certain members of senior management of Western Sierra the business, financial condition, results of operations and prospects of Western Sierra and held similar discussions with certain members of senior management of Umpqua regarding the business, financial condition, results of operations and prospects of Umpqua.
      In performing its reviews and analyses and in rendering its opinions, Sandler O’Neill assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it and further relied on the assurances of senior management of Western Sierra and Umpqua that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Sandler O’Neill was not asked to and did not independently verify the accuracy or completeness of any of such information and they did not assume any responsibility or liability for its accuracy or completeness. Sandler O’Neill did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of Western Sierra or Umpqua or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O’Neill is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of Western Sierra or Umpqua, nor did it review any individual credit files relating to Western Sierra or Umpqua. With Western Sierra’s consent, Sandler O’Neill assumed that the respective allowances for loan losses for both Western Sierra and Umpqua were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, Sandler O’Neill did not conduct any physical inspection of the properties or facilities of Western Sierra or Umpqua.
      Sandler O’Neill’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of the opinion. Sandler O’Neill assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Sandler O’Neill also assumed, with Western Sierra’s consent, that there had been no material change in Western Sierra’s and Umpqua’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to them, that Western Sierra and Umpqua will remain as going concerns for all periods relevant to its analyses and that the merger will qualify as a tax-free reorganization for federal income tax purposes. With Western Sierra’s consent, Sandler O’Neill relied upon the advice Western Sierra received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.
      The earnings projections used and relied upon by Sandler O’Neill for Western Sierra and Umpqua in its analyses were based upon internal financial projections for the respective companies prepared and furnished by the managements of Western Sierra and Umpqua. With respect to such financial projections and all of Umpqua’s projections of costs, purchase accounting adjustments and expected cost savings relating to the merger, the managements of the respective institutions confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of such managements of the future financial performance of Western Sierra and Umpqua, respectively, and Sandler O’Neill assumed for purposes of its analyses that such performances would be achieved. Sandler O’Neill expressed no opinion as to such financial projections or the assumptions on which they were based.
      In rendering its February 7, 2006 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Western Sierra or Umpqua and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Western Sierra or Umpqua and the companies to which they are being compared.

      In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Western Sierra, Umpqua and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Western Sierra board at the board’s February 7th meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Western Sierra’s common stock or Umpqua’s common stock or the prices at which Western Sierra’s or Umpqua’s common stock may be sold at any time.

Summary of Proposal
      Sandler O’Neill reviewed the financial terms of the proposed transaction. Based upon the closing price of Umpqua’s common stock on February 6, 2006 of $27.34 and the exchange ratio of 1.61, Sandler O’Neill calculated an implied transaction value of $44.02 per share. Based upon financial information for Western for the twelve months ended December 31, 2005, Sandler O’Neill calculated the following ratios:
Transaction Ratios

Transaction value/ Last 12 months’ earnings per share	19.7	x
Transaction value/ Tangible book value per share	352.9%
Transaction value/ Stated book value per share	263.0%
Tangible book premium/ Core deposits[1]	31.4%
Premium to Market Price[2]	8.7%

[1]	Assumes Western Sierra’s total core deposits are $826.2 million.

[2]	Based on Western Sierra’s closing price of $40.50 as of 2/6/06.
      For purposes of Sandler O’Neill’s analyses, earnings per share were based on fully diluted earnings per share. The aggregate transaction value was approximately $356.3 million, based upon 7,803,590 shares of Western Sierra common stock outstanding and including the intrinsic value of options to purchase an aggregate of 565,420 shares with a weighted average strike price of $21.40.

Stock Trading History
      Sandler O’Neill reviewed the history of the reported trading prices and volume of Western Sierra’s common stock and the relationship between the movements in the prices of Western Sierra’s common stock to movements in certain stock indices, including the Standard & Poor’s 500 Index, the NASDAQ Bank Index, the Standard & Poor’s Bank Index and the performance of a composite peer group of publicly traded commercial banks selected by Sandler O’Neill. During the one-year period ended February 6, 2006, Western Sierra’s common stock outperformed both the NASDAQ Bank Index and Standard & Poor’s Bank Index but underperformed when compared to the composite peer group and S&P 500 Index. During the three-year period ended February 6, 2006, Western Sierra’s common stock outperformed each of the indices to which it was compared, except for the composite peer group.

Western Sierra’s One-Year Stock Performance

	Beginning Index Value	Ending Index Value
	February 6, 2005	February 6, 2006

Western Sierra	100.0%	104.9%
Western Sierra Peer Group	100.0	109.7
S&P 500 Index	100.0	105.2
NASDAQ Bank Index	100.0	99.7
S&P Bank Index	100.0	95.7
Western Sierra’s Three-Year Stock Performance

	Beginning Index Value	Ending Index Value
	February 6, 2003	February 6, 2006

Western Sierra	100.0%	230.3%
Western Peer Group	100.0	236.0
S&P 500 Index	100.0	150.9
NASDAQ Bank Index	100.0	142.2
S&P Bank Index	100.0	137.5
      Sandler O’Neill reviewed the history of the reported trading prices and volume of Umpqua’s common stock and the relationship between the movements in the prices of Umpqua’s common stock to movements in certain stock indices, including the Standard & Poor’s 500 Index, the NASDAQ Bank Index, the Standard & Poor’s Bank Index and the performance of a composite peer group of publicly traded commercial banks selected by Sandler O’Neill. During the one-year period ended February 6, 2006, Umpqua’s common stock outperformed each of the indices to which it was compared. During the three-year period ended February 6, 2006, Umpqua’s common stock underperformed each of the indices to which it was compared, except for the Standard & Poor’s Bank Index.
Umpqua’s One-Year Stock Performance

	Beginning Index Value	Ending Index Value
	February 6, 2005	February 6, 2006

Umpqua	100.0%	110.7%
Umpqua Peer Group	100.0	110.4
S&P 500 Index	100.0	105.2
NASDAQ Bank Index	100.0	99.7
S&P Bank Index	100.0	95.7
Umpqua’s Three-Year Stock Performance

	Beginning Index Value	Ending Index Value
	February 6, 2003	February 6, 2006

Umpqua	100.0%	140.6%
Umpqua Peer Group	100.0	180.9
S&P 500 Index	100.0	150.9
NASDAQ Bank Index	100.0	142.2
S&P Bank Index	100.0	137.5

     Comparable Company Analysis
      Sandler O’Neill used publicly available information to compare selected financial and market trading information for Western Sierra and a group of financial institutions headquartered in California selected by Sandler O’Neill (the “Western Sierra Peer Group”). The Western Sierra Peer Group consisted of the following publicly traded commercial banks with total assets between $765 million and $1,859 million:
Placer Sierra Bancshares
TriCo Bancshares
Vineyard National Bancorp
First Regional Bancorp
Capital Corp of the West
Exchange Bank of Santa Rosa
Farmers & Merchants Bancorp
Northern Empire Bancshares
Heritage Commerce Corp
Sierra Bancorp
Pacific Mercantile Bancorp
North Valley Bancorp
Community Bancorp Inc.
Bank of Marin
Temecula Valley Bancorp Inc.
RCB Corporation
      The analysis compared publicly available financial information for Western Sierra as of and for the twelve months ended December 31, 2005 with that of the Western Sierra peer group as of and for the twelve month period ended December 31, 2005, if available, otherwise as of and for the twelve month period ended September 30, 2005. The table below sets forth the comparative data as of and for the twelve months ending December 31, 2005, with pricing data as of February 6, 2006:

			Western Sierra
			Peer Group
	Western Sierra		Median

Total assets (in millions)	$1,293		$1,196
Tangible equity/tangible assets	7.71%		7.05%
Return on average assets	1.43%		1.45%
Return on average equity	14.8%		16.3%
Return on average tangible equity	21.0%		19.4%
Price/tangible book value per share	324.8%		265.1%
Price/Last 12 months’ earnings per share	18.2	x	16.0	x
Price/analysts’ estimated 2006 earnings per share	15.9	x	14.5	x
Market capitalization (in millions)	$315		$247
      Sandler O’Neill used publicly available information to compare selected financial and market trading information for Umpqua and a group of financial institutions headquartered in the western region of the United States selected by Sandler O’Neill (the “Umpqua Peer Group”). The Umpqua Peer Group consisted of the following publicly traded commercial banks with total assets between $3.2 billion and $7.1 billion:
Greater Bay Bancorp
Sterling Financial Corp.
Pacific Capital Bancorp
SVB Financial Group
Westamerica Bancorp.
CVB Financial Corp.
Glacier Bancorp Inc.
Banner Corp.
First Community Bancorp
      The analysis compared financial information for Umpqua and the median data for the commercial banks in the Umpqua Peer Group as of and for the twelve months ending December 31, 2005. The table below sets forth the comparative data as of and for the twelve months ending December 31, 2005, with pricing data as of February 6, 2006:

			Umpqua
			Peer Group
	Umpqua		Median

Total assets (in millions)	$5,361		$5,423
Tangible equity/tangible assets	6.66%		6.12%
Return on average assets	1.4%		1.5%
Return on average equity	9.8%		17.1%
Return on average tangible equity	23.0%		24.0%
Price/tangible book value per share	369.5%		412.3%
Price/last 12 months’ earnings per share	17.6	x	18.2	x
Price/estimated 2005 earnings per share	15.7	x	15.6	x
Market capitalization (in millions)	$1,218		$1,263
     Analysis of Selected Merger Transactions
      Sandler O’Neill reviewed 80 merger transactions announced nationwide from January 1, 2003 through February 6, 2006 involving commercial banks as acquired institutions with transaction values between $100 and $500 million. Sandler O’Neill also reviewed 11 merger transactions announced during the same period involving commercial banks in California with transaction values between $100 and $500 million. Sandler O’Neill reviewed the multiples of transaction price at announcement to last twelve months’ earnings per share, transaction price to book value per share, transaction price to tangible book value per share, tangible book premium to core deposits and premium to market price and computed high, low, mean and median multiples and premiums for the transactions. The median multiples were applied to Western Sierra’s financial information as of and for the twelve months ended December 31, 2005. As illustrated in the following table, Sandler O’Neill derived an imputed range of values per share of Western Sierra’s common stock of $37.16 to $52.31 based upon the median multiples for nationwide commercial bank transactions and $34.47 to $50.29 based upon the median multiples for California commercial bank transactions. The implied transaction value of the merger as calculated by Sandler O’Neill was $44.02 per share.
Nationwide & California Transaction Multiples

	Nationwide			California

	Median		Implied	Median		Implied
	Multiple		Value	Multiple		Value

Transaction price/Last 12 months’ earnings per share	23.44	x	$52.31	20.77	x	$46.36
Transaction price/Book value	293.26%		$49.07	261.21%		$43.71
Transaction price/Tangible book value	314.23%		$39.19	276.39%		$34.47
Tangible book premium/Core deposits	24.86%		$37.16	28.39%		$40.64
Premium to market	25.72%		$50.91	24.17%		$50.29
     Discounted Cash Flow and Terminal Value Analysis
      Sandler O’Neill performed an analysis that estimated the future stream of after-tax cash flows of Western Sierra through December 31, 2008 under various circumstances, assuming Western Sierra’s projected dividend stream and that Western Sierra performed in accordance with the earnings projections generated by and reviewed with management. For periods after 2006, Sandler O’Neill assumed annual earnings per share growth rates ranging from of approximately 13%. To approximate the terminal value of Western Sierra common stock at December 31, 2008, Sandler O’Neill applied price/earnings multiples ranging from 14x to 24x and multiples of tangible book value ranging from 150% to 400%. The income streams, dividend streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 15% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Western Sierra common stock. As illustrated in the following tables, this analysis indicated an imputed range of values per share of Western Sierra common stock of $31.86 to $62.98 when applying the price/earnings multiples and $21.19 to $63.63 when applying multiples of tangible book value. The implied transaction value of the merger as calculated by Sandler O’Neill was $44.02 per share.

	Multiple of Price/Last Twelve Months’ Earnings

Discount Rate	14.0x	16.0	18.0	20.0	22.0	24.0

9.00%	$37.34	42.47	47.60	52.73	57.85	62.98
10.00	36.35	41.34	46.32	51.31	56.30	61.29
11.00	35.39	40.24	45.10	49.95	54.81	59.66
12.00	34.46	39.18	43.91	48.64	53.36	58.09
13.00	33.56	38.16	42.77	47.37	51.97	56.57
14.00	32.70	37.18	41.66	46.14	50.63	55.11
15.00	31.86	36.23	40.60	44.96	49.33	53.69

	Multiple of Price/Tangible Book Value

Discount Rate	150%	200	250	300	350	400

9.00%	$24.81	32.57	40.34	48.10	55.87	63.63
10.00	24.15	31.71	39.26	46.82	54.37	61.92
11.00	23.52	30.87	38.22	45.57	52.93	60.28
12.00	22.90	30.06	37.22	44.38	51.53	58.69
13.00	22.31	29.28	36.25	43.22	50.19	57.16
14.00	21.74	28.53	35.32	42.11	48.89	55.68
15.00	21.19	27.80	34.42	41.03	47.64	54.25
      Sandler O’Neill performed a similar analysis that estimated the future stream of after-tax cash flows of Umpqua through December 31, 2008 under various circumstances, assuming Umpqua’s projected dividend stream and that Umpqua performed in accordance with the earnings projections generated and reviewed with management. For periods after 2006, Sandler O’Neill assumed an annual earnings per share growth rate of approximately 13%. To approximate the terminal value of Umpqua common stock at December 31, 2008, Sandler O’Neill applied price/earnings multiples ranging from 14x to 22x and multiples of tangible book value ranging from 250% to 500%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 15% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Umpqua common stock. As illustrated in the following table, this analysis indicated an imputed range of values per share of Umpqua common stock of $21.52 to $38.57 when applying the price/earnings multiples and $20.95 to $47.24 when applying multiples of tangible book value.

	Multiple of Price/Last Twelve Months’ Earnings

Discount Rate	14.0x	16.0	18.0	20.0	22.0

9.00%	$25.15	28.51	31.86	35.22	38.57
10.00	24.49	27.76	31.02	34.28	37.55
11.00	23.85	27.03	30.21	33.39	36.56
12.00	23.24	26.33	29.43	32.52	35.61
13.00	22.65	25.66	28.67	31.68	34.69
14.00	22.08	25.01	27.94	30.88	33.81
15.00	21.52	24.38	27.24	30.10	32.95

	Multiple of Price/Tangible Book Value

Discount Rate	250%	300	350	400	450	500

9.00%	$24.47	29.02	33.58	38.13	42.68	47.24
10.00	23.83	28.26	32.69	37.12	41.55	45.98
11.00	23.21	27.52	31.84	36.15	40.46	44.77
12.00	22.62	26.81	31.01	35.21	39.40	43.60
13.00	22.04	26.13	30.21	34.30	38.39	42.47
14.00	21.48	25.46	29.44	33.43	37.41	41.39
15.00	20.95	24.83	28.70	32.58	36.46	40.33
      In connection with its analyses, Sandler O’Neill considered and discussed with the Western Sierra Board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income, growth rate of earnings per share and dividend payout ratio. Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.
     Contribution Analysis
      Sandler O’Neill reviewed the relative contributions to be made by Western Sierra and Umpqua to the combined institution based on financial information of both companies as of December 31, 2005. The percentage of pro forma common shares owned was determined using the exchange ratio of 1.61. This analysis indicated that the implied contributions to the combined entity were as follows:

	Contribution Analysis

	Western	Umpqua

Cash and securities	16.06%	83.94%
Net loans	20.98%	79.02%
Total intangibles	7.51%	92.49%
Total assets	19.43%	80.57%
Total deposits	19.66%	80.34%
Total borrowings	36.06%	63.94%
Total equity	15.00%	85.00%
Tangible equity	22.74%	77.26%
Last twelve months’ net income	20.29%	79.71%
Estimated 2006 net income	21.45%	78.55%
Pro forma common ownership	22.00%	78.00%
     Pro Forma Merger Analysis
      Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes in the second quarter of 2006, (2) 100% of the Western Sierra shares are exchanged for Umpqua common stock at an exchange ratio of 1.61, (3) earnings per share projections for Western Sierra and Umpqua are consistent with internal projections and guidance as discussed with management of both companies for 2006 and 2007, and (4) purchase accounting adjustments, charges and transaction costs associated with the merger and cost savings determined by the senior managements of Umpqua and Western Sierra. The analysis indicated that for the six months ending December 31, 2006, the merger would be approximately 0.8% dilutive to Umpqua’s projected earnings per share and approximately 4.6% accretive to Western Sierra’s earnings per share. The analysis indicated that for the twelve months ending December 31, 2007, the merger would be approximately 3.0% accretive to Umpqua’s projected earnings per share and approximately 8.5% accretive to Western Sierra’s earnings per share. The analysis also indicated that at the assumed closing date for the transaction, the merger would be approximately 5.4% dilutive to Umpqua’s tangible book value per share and approximately 9.8% dilutive to Western Sierra’s tangible book value per share.
      In connection with its analyses, Sandler O’Neill considered and discussed with the Western Sierra Board how the pro forma analyses would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of earnings per share of each company. Sandler O’Neill noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.
      Western has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of approximately $3,435,140 (based on the closing price of Umpqua’s common stock as of February 6, 2006), of which none has been paid and is contingent, and payable, upon closing of the merger. Western Sierra has also paid Sandler O’Neill $300,000 for rendering its opinion, which will be credited against that portion of the transaction fee due upon closing of the merger. Western Sierra has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.
      Sandler O’Neill has in the past provided other investment banking services to Western Sierra and received compensation for such services. Sandler O’Neill has not in the past provided investment banking services to Umpqua, but they may provide, and receive compensation for, such services in the future, including during the period prior to the closing of the Merger. In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Western Sierra and Umpqua and their respective affiliates and may actively trade the debt and/or equity securities of Western Sierra and Umpqua and their respective affiliates for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.
Merger Consideration
      When the merger is completed, Western Sierra shareholders will have the right to exchange each share of Western Sierra common stock they own for 1.61 shares of Umpqua common stock.

Possible Adjustment to the Merger Consideration
      Western Sierra may notify Umpqua of its intent to terminate the merger agreement if, prior to the effective date of the merger:

•	the average closing price of Umpqua common stock over the fifteen trading day period ending on the fifth business day prior to the projected effective date of the merger is less than $22.59, and

•	Umpqua’s stock price has underperformed the Nasdaq Bank Index by more than 10%.
The comparison of Umpqua’s stock price performance to that of the Nasdaq Bank Index is based on:

•	an initial Umpqua stock price of $28.24 and initial index of 3,126.17, each of which is equal to the average closing price over the fifteen trading days from January 18, 2006, through and including February 7, 2006, the trading day prior to announcement of the merger, and

•	the final Umpqua stock price and final index, each of which will be equal to the average closing price over the fifteen trading day period through and including the fifth business day prior to the projected effective date of the merger.
      If Western Sierra’s board of directors gives notice of its intent to terminate the merger agreement due to a disproportionate decline in Umpqua’s stock price, Umpqua’s board of directors may elect to increase the total number of shares of Umpqua common stock to be issued to Western Sierra shareholders in the merger by the amount of shares such that the exchange ratio is equal to the number derived by multiplying 1.61 times the quotient obtained by dividing $22.59 by the average closing price of Umpqua common stock over the fifteen trading day period ending on the fifth business day prior to the projected effective date. See “THE MERGER AGREEMENT — Termination.”

Changes to Umpqua’s Common Stock Prior to the Effective Date
      If, prior to the effective date of the merger, Umpqua changes the number of shares of Umpqua common stock issued and outstanding as a result of a stock split, stock dividend, or similar transaction with respect to the outstanding Umpqua common stock, or exchanges Umpqua common stock for a different number or kind of shares or securities, the exchange ratio will be proportionally adjusted.

Fractional Shares
      No fractional shares of Umpqua common stock will be issued to any holder of Western Sierra common stock in the merger. For each fractional share that would otherwise be issued, Umpqua will pay cash in an amount calculated by the exchange agent based on the average closing price of Umpqua common stock for the ten trading days through and including the second trading day prior to the effective date of the merger. No interest will be paid or accrued on cash payable in lieu of fractional shares of Umpqua common stock.

Rights of Holders of Western Sierra Stock Certificates Prior to Surrender
      From the effective date of the merger until each Western Sierra shareholder surrenders his or her stock certificates, he or she will not be paid dividends or other distributions declared or payable to holders of record of Umpqua common stock as of any time subsequent to the effective date. Each Western Sierra shareholder’s rights to dividends or other distributions will be held by the exchange agent until he or she submits his or her stock certificates. No interest will be paid on dividends or distributions on the Umpqua common stock. Each Western Sierra shareholder will, however, have other rights as an Umpqua shareholder, including the right to vote on any matter submitted to shareholders for approval.
      Until completion of the merger, Western Sierra shareholders will be entitled to receive quarterly cash dividends declared by Western Sierra in amounts per share equal to Umpqua’s regular quarterly cash dividend. Western Sierra has agreed not to pay any other dividends and has agreed to declare, set and pay quarterly dividends on the same dates as Umpqua declares, sets and pays its regular quarterly cash dividend.

Conversion of Western Sierra Common Stock
      Promptly following closing of the merger, an exchange agent will mail to each Western Sierra shareholder a letter of transmittal and instructions for surrendering Western Sierra stock certificates. To ensure timely receipt of Umpqua common stock, Western Sierra shareholders should complete and sign the letter of transmittal and submit their stock certificates immediately upon receipt. Certificates representing shares of Western Sierra common stock should not be returned at this time.
      Following closing of the merger and upon surrender of the certificates representing shares of Western Sierra common stock registered in his or her name, together with a properly completed letter of transmittal, the exchange agent will mail to each Western Sierra shareholder the Umpqua common stock to which he or she is entitled.

Lost Certificates
      If a Western Sierra shareholder’s stock certificates have been lost, stolen, or destroyed, before he or she can receive the merger consideration for the shares represented by such certificates, he or she must submit an affidavit that the certificates have been lost, stolen or destroyed and, if required, post a reasonable bond as indemnity against any claim that may be made against Umpqua with respect to such certificates.

Effective Date of the Merger
      The merger will become effective when Umpqua files articles of merger with the Oregon Secretary of State. Umpqua will file the articles of merger within fifteen days following the date upon which all shareholder and regulatory approvals are received or at such time and date as Western Sierra and Umpqua agree. The parties currently anticipate that the merger will be completed during the second quarter of 2006.
Treatment of Outstanding Stock Options
      As of April 7, 2006, there were options outstanding under various Western Sierra stock option plans to purchase 503,447 shares of Western Sierra common stock at exercise prices ranging from $4.168 to $38.36 per share.
      When the merger becomes effective, Umpqua will assume Western Sierra’s obligations with respect to each option outstanding under Western Sierra’s stock option plans. Neither Umpqua nor Western Sierra will grant additional options under the Western Sierra plans.
      After completion of the merger:

•	Each option may be exercised only for Umpqua common stock.

•	Each option will become an option to purchase the number of shares of Umpqua common stock equal to the exchange ratio multiplied by the number of shares of Western Sierra common stock subject to such option. Following the merger, each option will be fully vested but all other terms and conditions will continue.

•	The exercise price per share of each option will be equal to exercise price of such option prior to the completion of the merger divided by the exchange ratio.
      The above adjustments will be made in a manner that preserves the status of “incentive stock options” (as defined in Section 422 of the Internal Revenue Code of 1986, as amended) to the extent applicable to avoid a “disqualifying disposition” of the stock underlying the incentive stock options.
      All previously outstanding Umpqua stock options will remain outstanding and will not be affected by the merger.
Resulting Board of Directors of Umpqua
      Immediately following completion of the merger, the board of directors of the combined company will consist of fifteen directors, including the fourteen current Umpqua directors and one director of Western Sierra or one of its subsidiary banks who will be selected by Umpqua from a list provided by Western Sierra.
      The Umpqua board of directors is currently a classified board of directors with the directors serving staggered three-year terms. At the 2006 annual meeting, Umpqua shareholders will vote on a proposal to amend Umpqua’s articles of incorporation to declassify the board of directors. If the amendment is approved, each director will serve one-year terms. If the amendment is not approved, the Western Sierra director who joins the Umpqua board following completion of the merger will be required to stand for election at the 2007 annual meeting of Umpqua shareholders if he or she is nominated to serve.
      If a director resigns or otherwise ceases to serve as a director following the effective date of the merger and before the next annual shareholder meeting of the combined company, the Umpqua board will fill any vacancy in accordance with Umpqua’s bylaws, and as required by Oregon law, by the affirmative vote of a majority of the directors then in office. If the Western Sierra director selected by Umpqua becomes unable to serve as an Umpqua director prior to completion of the merger, a replacement director from the list provided by Western Sierra will be selected by Umpqua.

      Umpqua Bank has eight divisional boards of directors, which serve as community advisory groups to Umpqua Bank. Prior to the closing of the merger, Umpqua will offer at least 10 positions on an Umpqua Bank California divisional board of directors to interested directors of Western Sierra or its subsidiary banks, with such appointments to be effective upon the closing of the merger.
      Information regarding current Umpqua directors is included in this document. See “UMPQUA ANNUAL MEETING PROPOSALS — Information About Umpqua’s Directors and Executive Officers.”
      Information regarding current Western Sierra directors is set forth in Western Sierra’s Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference into this document. At this time, the identities of the Western Sierra director joining the Umpqua board and the Western Sierra directors joining an Umpqua Bank California divisional board have not been determined.
Interests of Western Sierra Directors and Executive Officers in the Merger
      In considering the recommendation of the Western Sierra board of directors, Western Sierra shareholders should be aware that members of Western Sierra’s management have interests in the transactions contemplated by the merger agreement that are in addition to the interests of Western Sierra’s shareholders generally, which may create potential conflicts of interest. The Western Sierra board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the other proposed transactions.

Western Sierra Stock Options
      Pursuant to the merger agreement and the terms and conditions of Western Sierra’s outstanding stock option plans, all unvested Western Sierra stock options outstanding at the closing of the merger will become fully vested and all Western Sierra stock options will convert into the right to receive options to acquire shares of Umpqua common stock. After the merger, each Western Sierra stock option will represent the right to acquire a number of shares of Umpqua common stock equal to the product of the number of shares of Western Sierra common stock issuable upon exercise of the option and the exchange ratio of 1.61 and the exercise price per share of Umpqua common stock under each such converted option will equal the quotient of the exercise price of the Western Sierra stock option divided by the exchange ratio of 1.61.

Indemnification; Directors and Officers Insurance
      The merger agreement requires Umpqua to indemnify, following the effective time of the merger, the present and former directors and officers of Western Sierra to the fullest extent permitted under applicable law against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective time of the merger, including the transactions contemplated by the merger agreement, unless it is determined that the person seeking indemnification acted in bad faith and not in a manner that such person believed to be in or not opposed to the best interests of Western Sierra. In addition, Umpqua is required to maintain Western Sierra’s existing directors and officers liability insurance for a period of 3 years after the effective time of the merger (or if the cost exceeds $300,000, such period that can be purchased for $300,000) or otherwise provide comparable insured coverage for such period.

Amended and Restated Severance, Employment and/or Salary Continuation Agreements
      In connection with the negotiation of the merger agreement, Umpqua required that certain Western Sierra officers enter into amended and restated severance or employment agreements and amended and restated salary continuation agreements. Prior to being amended, the severance and employment agreements provided for a lump sum payment upon a change in control and subsequent termination.

      Umpqua desired to create an incentive for the Western Sierra officers to continue employment, as needed, to assist with the post-merger integration. Under the amended agreements, each officer will be entitled to receive a severance benefit paid monthly upon termination of employment if the officer:

•	remains employed by Umpqua for nine months following the completion of the merger,

•	is terminated by Umpqua without cause prior to nine months following the completion of the merger, or

•	leaves Umpqua prior to nine months following the completion of the merger as a result of a decrease in base salary or an office relocation.
      The amended agreements also include covenants prohibiting solicitation of Umpqua’s employees and customers and condition receipt of severance benefits on the officer executing a release of claims against Umpqua. Under the restated agreements, for a period of either eighteen or, in the case of each of Western Sierra named executive officers and other senior executives, twenty-four months following termination of the officer’s employment with Umpqua, the officer may not:

•	solicit, or assist another individual or entity who offers financial services offered by Umpqua within thirty miles of any Umpqua office in soliciting, any Umpqua employees to resign or to apply for or accept employment with any other business unless such person is terminated by Umpqua within twelve months of the merger; or

•	solicit any person or firm who is, or during the year prior to officer’s termination was, engaged in a business relationship with Umpqua or Western Sierra to terminate the person’s business relationship with Umpqua or to engage in a business relationship with a business that solicits deposits, offers loans, or offers retail brokerage services.
      Western Sierra and three of its named executive officers previously entered into salary continuation agreements under which they would receive continued salary for up to fifteen years starting at retirement age, the benefit amount of which is subject to vesting. In the event of a change in control of Western Sierra, the officers become fully vested in their salary continuation benefit and most of the salary continuation agreements provided that, instead of receiving benefits commencing at retirement age, the officer would be entitled to be paid a benefit in lump sum upon the change in control.
      For Western Sierra’s executive officers, the amounts payable in these circumstances either under their existing agreements (for those whose agreements were not amended in connection with the merger agreement) or under the amended agreements are as follows:

			Paid in Monthly
	Payment upon		Installments
	Change in		over 24 Month
	Control		Period

Gary D. Gall	$1,503,877		$1,358,090
Kirk Dowdell	$576,471		$397,764
Anthony J. Gould	N/A		$544,536
Wayne D. Koonce	$360,000	*	$310,031
Patrick J. Rusnak	N/A		$525,267

*	Payable in equal monthly installments over 120 months
Other Western Sierra officers will be entitled to receive a lump sum payment subject to their willingness to remain employed with Umpqua for up to 9 months following the merger. A total of twenty-seven Western Sierra’s and Western Sierra’s subsidiary banks’ officers may be entitled to severance benefits totaling $5.2 million under existing or amended and restated severance or employment agreements.
      In certain cases, the applicable officer agreed to have his or her benefits reduced to the extent required such that those benefits did not give rise to the payment of an excise tax under applicable law.

Retention Bonuses
      In 2006, Mr. Dowdell and Mr. Gould are also entitled to receive retention bonuses in the amounts of $17,066 and $5,668 per month, respectively, to be paid, in addition to their base salary, for each month following the merger that he continues his employment with Umpqua.

Appointment to the Board of Directors of Umpqua
      As part of the merger agreement, Umpqua agreed to appoint one member of the Western Sierra board of directors, including the boards of directors of Western Sierra’s subsidiary banks, to the board of directors of Umpqua and Umpqua Bank upon consummation of the merger. Upon such appointment, the Western Sierra director will be compensated like any other non-employee director of Umpqua. Each non-employee director of Umpqua receives a quarterly retainer of $2,500, a participation fee of $4,000 for each regular board meeting and a participation fee of $500 for each committee meeting attended, with additional retainers and higher participation fees for the board and committee chairs. All director fees are payable in shares of Umpqua common stock, and directors may choose to receive compensation on a deferred basis. Director fees are paid quarterly, in arrears, after review of attendance records.
      Additionally, as part of the merger agreement Umpqua agreed to offer at least 10 individuals from the boards of directors of Western Sierra or its bank subsidiaries positions on an Umpqua Bank California divisional board. The California divisional boards of Umpqua are advisory boards only. Members of the advisory boards receive $300 per quarter ($500 per quarter for the chairperson) if they attend a meeting during the quarter, with all fees payable in shares of Umpqua common stock.
Commitments of Directors
      Each director of Umpqua and of Western Sierra and its subsidiary banks has expressly agreed to vote all of his or her shares for approval of the applicable merger proposal. Each such director has agreed to recommend that, subject to his or her fiduciary duties, their respective shareholders approve the applicable merger proposal.
      Further, except with the consent of Umpqua, each non-employee director of Western Sierra and its subsidiary banks have agreed that, from February 7, 2006 through the date that is two years from the later of consummation of the merger or termination of such director’s service on a Western Sierra board, he or she will not, directly or indirectly:

•	accept a position as a director, founder, incorporator, organizer (including activities leading to the attempted or actual formation of a bank holding company or insured depository institution), officer or employee with any bank holding company or insured depository (other than Umpqua or its affiliates) with branches in the counties in which any of the Western Sierra subsidiary banks have branches on the date the merger is completed;

•	solicit any customer of Western Sierra or Umpqua to divert its business from Western Sierra or Umpqua;

•	solicit any employee to leave his or her employment with Western Sierra or Umpqua;

•	employ or assist in employing any Western Sierra or Umpqua employee to perform services for any bank holding company or insured depository; or

•	disparage Western Sierra or Umpqua or their affiliates, directors or employees.
Resales of Stock by Affiliates
      The Umpqua common stock to be issued in the merger will be freely transferable by Western Sierra shareholders. However, Western Sierra affiliates (controlling persons), such as all directors, executive officers and holders of more than 10% of Western Sierra’s outstanding stock immediately prior to the merger, may not sell their Umpqua shares received in the merger:

•	except pursuant to an effective registration statement under the Securities Act of 1933, as amended;

•	except pursuant to the provisions of Rule 145(d) under the Securities Act of 1933, as amended; or

•	unless an opinion of counsel reasonably satisfactory to Umpqua states that those shares may be sold pursuant to an exemption from registration.
Material United States Federal Income Tax Consequences of the Merger
      The following describes the anticipated, material United States federal income tax consequences of the merger to Western Sierra shareholders. This discussion addresses only Western Sierra shareholders who hold their stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code and does not address all of the federal income tax considerations that may be relevant to Western Sierra shareholders that are subject to special rules, such as:

•	financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that use a mark-to-market method of accounting;

•	persons who are not citizens or residents of the United States;

•	shareholders who hold their shares as part of a hedge, straddle, or other risk-reduction transaction; or

•	shareholders who acquired their Western Sierra common stock through stock options or otherwise as compensation.
In addition, this discussion does not address the tax consequences of the merger under foreign, state, or local tax laws or the tax consequences of transactions completed before or after the merger, such as the exercise of options or rights to purchase Western Sierra common stock in anticipation of the merger. The discussion is based on the Internal Revenue Code, applicable Treasury Regulations, judicial decisions, and administrative rulings and practice, all as of the date of this document, all of which are subject to change, possibly with retroactive effect.
      You are urged to consult your own tax advisors regarding the tax consequences to you of the merger based on your own circumstances, including the effect of the alternative minimum tax and any state, local, and foreign taxes.

Tax Consequences of the Merger
      The merger is intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986. It is a condition to Umpqua’s and Western Sierra’s obligation to complete the merger that the parties receive an opinion from Foster Pepper Tooze LLP, counsel to Umpqua, dated as of the closing date of the merger, that the merger will be treated as a reorganization within the meaning of Section 368(a). The opinion will not bind the Internal Revenue Service or preclude the Internal Revenue Service from adopting a contrary position. The opinion will be based upon facts and assumptions, and on specific representations and assurances made by Umpqua and Western Sierra. Neither Umpqua nor Western Sierra has requested or intends to request a ruling from the Internal Revenue Service with regard to any of the tax consequences of the merger.

      The Foster Pepper Tooze LLP opinion will state that:

•	the merger agreement will qualify as a reorganization within the meaning of Section 368(a);

•	the parties to the agreement and to the plans of merger will each be “a party to a reorganization” within the meaning of Section 368(b) of the Code;

•	no taxable gain or loss will be recognized by Umpqua, Umpqua Bank, Western Sierra, Western Sierra National Bank, Auburn Community Bank, Central California Bank or Lake Community Bank as a result of the merger; and

•	no taxable gain or loss will be recognized by Western Sierra shareholders who exchange all of their shares of Western Sierra common stock for Umpqua common stock in the merger (except with respect to cash, if any, received in lieu of fractional shares of Umpqua common stock).

Consequences to Western Sierra Shareholders
      If you are a Western Sierra shareholder, you will not recognize taxable gain or loss to the extent you receive Umpqua common stock in exchange for your shares (except with respect to cash, if any, received in lieu of fractional shares of Umpqua common stock). The aggregate tax basis of the Umpqua common stock you receive as a result of the merger will be the same as your aggregate tax basis in the Western Sierra common stock you exchange, increased by the amount of gain recognized in the merger, if any. The holding period of Umpqua common stock you receive as a result of the exchange will include the holding period of the Western Sierra common stock you exchange.
Accounting Treatment
      The merger will be accounted for as a “purchase” under accounting principles generally accepted in the United States, for accounting and financial reporting purposes. Under purchase accounting, Western Sierra’s assets and liabilities will be recorded at their respective fair values as of the closing date of the merger and added to Umpqua’s assets and liabilities. Financial statements and reported results of operations of Umpqua after the closing date would reflect these values, but would not be restated retroactively to reflect the historical financial position or results of operations of Western Sierra. Any excess of the purchase price over the fair values of Western Sierra’s assets and liabilities will be recorded as goodwill, which may be charged off against earnings in the future if the goodwill is subsequently determined to be impaired in accordance with applicable accounting rules. The goodwill will be tested for impairment on at least an annual basis.

DISSENTING SHAREHOLDERS’ RIGHTS
Umpqua
      Under Oregon law, Umpqua shareholders do not have the right to dissent from the merger and obtain payment for the appraised value of their shares.
Western Sierra
      Under California law, each Western Sierra shareholder has the right to dissent from the merger and to have the appraised fair market value of their shares of Western Sierra common stock as of February 7, 2006 to the dissenting shareholders paid in cash if:

•	his or her shares were outstanding immediately prior to the record date;

•	the merger is approved by the shareholders of Umpqua and Western Sierra;

•	demands are made for payment with respect to 5% or more of the outstanding shares of the common stock of Western Sierra; and

•	such shareholder complies with Sections 1300 through 1312 of the California General Corporation Law, or CGCL.
      Sections 1300 through 1312 of the CGCL, which include the procedures required to perfect dissenters’ rights, are attached to this document as Appendix E. The description of dissenters’ rights contained in this document is qualified in its entirety by reference to Chapter 13, commencing with Section 1300, of the CGCL.
      For a Western Sierra shareholder to exercise dissenters’ rights, he or she must:

•	make a timely written demand upon Western Sierra for purchase in cash of his or her shares at their fair market value as of February 7, 2006, which demand includes:

•	the number and class of the shares held of record by him or her that he or she demand that Western Sierra purchase, and

•	what he or she claims to be the fair market value of his or her shares as of February 7, 2006;

•	have his or her demand received by Western Sierra on or before the date of the Western Sierra special meeting of shareholders;

•	vote against the approval of the principal terms of the merger agreement;

•	submit certificates representing his or her shares for endorsement in accordance with Section 1302 of the CGCL; and

•	comply with such other procedures as are required by the CGCL.
      Failure to follow the procedures set forth in the CGCL will result in a waiver of dissenters’ rights. Further, if a Western Sierra shareholder returns his or her proxy without instructions, which will result in a vote for the approval of the principal terms of the merger, he or she will not be entitled to dissenters’ rights. Any demand notices or other documents to be delivered to Western Sierra may be sent to Anthony J. Gould, Western Sierra Bancorp, 4080 Plaza Goldorado Circle, Cameron Park, California 95682.
      The statement of fair market value by a dissenting Western Sierra shareholder constitutes an offer to sell his or her shares at the fair market value as of February 7, 2006. A demand may not be withdrawn without the consent of Western Sierra. A proxy or vote against the approval of the principal terms of the merger does not in and of itself constitute a demand for his or her shares.

      If a Western Sierra shareholder holds dissenting shares, Western Sierra will mail to him or her a notice of the approval of the merger by the shareholders of Western Sierra within ten days after the date of such approval, accompanied by:

•	a copy of Sections 1300, 1301, 1302, 1303 and 1304 of Chapter 13 of the CGCL;

•	a statement of the price determined by Western Sierra to represent the fair market value as of February 7, 2006 of the dissenting shares; and

•	a brief description of the procedure to be followed if he or she desires to exercise his or her dissenters’ rights under such sections.
The statement of price constitutes an offer by Western Sierra to purchase at the price stated for such dissenting shares.
      A Western Sierra shareholder who wishes to exercise dissenters’ rights must submit to Western Sierra at its principal office or at the office of its transfer agent the certificates representing any shares that he or she is demanding that the corporation purchase, for endorsement as dissenting shares, within 30 days after the date on which notice of approval of the merger by Western Sierra shareholders was mailed to him or her.
      If Western Sierra denies that shares submitted to it as dissenting shares are dissenting shares, or if Western Sierra and a dissenting shareholder fail to agree on the fair market value of his or her shares, then either the dissenting shareholder or Western Sierra may file a complaint in the superior court of the proper county in California requesting that the court determine such issue. Such complaint must be filed within six months after the date on which notice of the approval of the merger is mailed to such dissenting shareholder.
      On trial of the action, the court will first determine if the shares are dissenting shares, and if so determined, the court will either determine the fair market value or appoint one or more impartial appraisers to do so. If both Western Sierra and a dissenting shareholder fail to file a complaint within six months after the date on which notice of the approval of the merger was mailed to such dissenting shareholder, his or her shares will cease to be dissenting shares. In addition, if a dissenting shareholder transfers his or her shares prior to their submission for the required endorsement, such shares will lose their status as dissenting shares.
      Failure to take any necessary step will result in a termination or waiver of dissenters’ rights under Chapter 13 of the CGCL. A person having a beneficial interest in Western Sierra common stock that is held of record in the name of another person, such as a trustee or nominee, must act promptly to cause the record holder to follow the requirements of Chapter 13 of the CGCL in a timely manner if such person elects to demand payment of the fair market value of such shares.

THE MERGER AGREEMENT
      The following describes aspects of the merger, including material terms of the merger agreement. The description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this document as Appendix A and is incorporated by reference in this document. We urge you to carefully read the merger agreement.
Representations and Warranties
      Each of Umpqua and Western Sierra have made representations and warranties regarding, among other things:

•	corporate matters, including due organization, existence under state law, and general corporate power and authority;

•	capitalization;

•	timely filing, accuracy and completeness of reports filed with the SEC, FDIC and other regulatory entities;

•	corporate books and records, articles of incorporation, bylaws and shareholder reports;

•	legal proceedings;

•	compliance with applicable law including lending laws and regulations;

•	environmental matters

•	the absence of undisclosed liabilities;

•	the absence of material changes or events since September 30, 2006;

•	required governmental and third-party approvals;

•	authority to execute and deliver the merger agreement and the enforceability of the merger agreement;

•	absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	tax matters;

•	insurance coverages;

•	validity of, and the absence of defaults under, material contracts;

•	reserve for loan losses; and

•	related party transactions.
      Western Sierra made additional representations and warranties to Umpqua regarding, among other things, its:

•	lack of joint ventures;

•	outstanding commitments;

•	real property;

•	intellectual property;

•	employee benefits and relationship with its employees;

•	shareholder list;

•	no broker’s or finder’s fees except for fees and costs of Sandler O’Neill & Partners, L.P.

Covenants and Other Agreements
     Conduct of Business Pending the Merger
      Umpqua and Western Sierra have agreed that, prior to the effective date, except with the consent of the other party, each will:

•	continue to conduct its business only in the ordinary course;

•	timely file all governmental reports;

•	timely file tax returns and pay taxes;

•	use commercially reasonable efforts to:

•	preserve its present business organization,

•	retain its employees,

•	maintain its assets,

•	preserve the goodwill of all customers and other persons with whom it has business dealings, and

•	apply for and receive all approvals required for completion of the merger;

•	provide access to the other party to its premises, books, files and records; and

•	call a meeting of shareholders to vote on the proposed merger.
      Umpqua is specifically permitted to pay its regular quarterly cash dividend in accordance with past practice in amounts to be determined by Umpqua’s board of directors. Western Sierra is permitted to pay cash dividends in the same amount per share and on the same dates as Umpqua’s regular quarterly cash dividends. Umpqua is also permitted to repurchase up to 2,000,000 shares of Umpqua common stock in accordance with its share repurchase program undertaken in compliance with SEC Rule 10b-18 and Regulation M. Umpqua has agreed to suspend repurchases during the period beginning one day before this document is mailed to shareholders and ending upon the closing of the merger.
     Additional Covenants of Western Sierra
      Western Sierra has also specifically agreed to:

•	pay or accrue for all merger related expenses;

•	deliver board minutes and committee reports to Umpqua;

•	deliver title reports to Umpqua with respect to all real property owned by Western Sierra and its subsidiary banks;

•	make provisions to its allowance for loan, lease and credit losses that conform to its internal policies and procedures, regulatory requirements and GAAP;

•	charge-off on a current basis all loans deemed to be uncollectible and charge off all loans classified as loss prior to the closing;

•	maintain appropriate classification and risk ratings for all loans;

•	notify Umpqua of renewals or modifications of loans of over $2,500,000 and commitments to lend over $2,500,000;

•	notify Umpqua of renewals or modifications of loans or commitments to lend to borrowers on Western Sierra’s watch list;

•	notify Umpqua of commitments or modifications to agreements or arrangements, which alone or together with all similar arrangements exceeds $250,000, with any director or officer of Western Sierra or Western Sierra National Bank; and

•	provide Umpqua summaries of Suspicious Activity Reports.

     Additional Covenants of Umpqua
      Umpqua has also specifically agreed to:

•	register shares of Umpqua common stock to be issued to Western Sierra shareholders and file a listing application with the Nasdaq National Market covering such securities;

•	take all actions necessary to appoint the Western Sierra directors to its board and to an Umpqua Bank California divisional board of directors following completion of the merger;

•	honor outstanding Western Sierra employee benefit or compensation obligations following completion of the merger;

•	continue Western Sierra employee benefit plans in effect at the completion of the merger, provide substantially similar benefits to Western Sierra employees following completion of the merger or shift Western Sierra employee to Umpqua benefit plans following completion of the merger with credit for years of service with Western Sierra for the purposes of eligibility and levels of benefits;

•	provide severance to Western Sierra employees who are terminated other than for cause following completion of the merger;

•	indemnify and hold harmless, to the fullest extent permitted under applicable law, Western Sierra’s present and former directors and officers of Western Sierra and the Western Sierra subsidiary banks against costs or expenses incurred in connection with a claim arising out of matters occurring prior to the completion of the merger;

•	maintain Western Sierra’s existing officers’ and directors’ liability insurance for a period of three years following completion of the merger, or if the cost of such insurance exceeds $300,000, then for such period that can be purchased for $300,000; and

•	take such actions as may be necessary pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the Securities Exchange Act of 1934, as amended, to exempt the conversion of shares of Western Sierra common stock and options to purchase Western Sierra common stock into Umpqua common stock and options to purchase Umpqua common stock.
     Negative Covenants
      Umpqua and Western Sierra have agreed that, without the consent of the other party, neither party will:

•	amend its articles of incorporation (other than the proposed amendment to Umpqua’s articles of incorporation to declassify its board of directors and provide for annual election of each director) or bylaws or its respective subsidiaries’ articles or bylaws;

•	declare any extraordinary dividends;

•	redeem, repurchase or otherwise acquire its stock (other than pursuant to Umpqua’s share repurchase program);

•	engage in any activity outside the ordinary course of business that could reasonably be expected to have a material adverse effect on their respective businesses or materially adversely delay the ability to receive regulatory approvals;

•	adopt any unusual or novel management, lending, personnel, accounting, or investment policies or otherwise materially change its business practices; or

•	take any action that would prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.
      In addition, Western Sierra has agreed not to, without the prior written approval of Umpqua:

•	commit to any shareholder distributions other than permitted quarterly cash dividends in the same amount per share as Umpqua’s regular quarterly cash dividend;

•	grant stock options, warrants or other rights to purchase shares of any class of stock of Western Sierra or any of its subsidiaries;

•	modify the terms, accelerate vesting or extend the exercise date of any outstanding stock option, except as required by the Western Sierra stock option plans;

•	borrow or guarantee payment of funds outside the ordinary course of its business;

•	cancel any debts or claims having a value in excess of $100,000;

•	sell, lease or transfer any material assets, property or rights outside the ordinary course of its business;

•	amend or terminate any material contract;

•	mortgage, pledge or subject to a lien or encumbrance any of its material assets other than permitted liens;

•	willfully violate, commit a breach of or default under any contract or agreement that is material to its business;

•	knowingly violate any applicable law or regulation;

•	increase compensation payable to any officer, director, employee or agent that is a party to a severance, employment or salary continuation agreement with Western Sierra or any of its subsidiary banks;

•	increase compensation payable to any other officer, director, employee or agent other than:

•	annual merit salary and bonus increases made in the ordinary course of business consistent with past practices not exceeding 5% in the aggregate based upon December 31, 2005 aggregate salaries or 6% for any individual employee; or

•	in connection with incentive bonuses awarded in the ordinary course of business consistent with past practices.

•	enter into any employment contract for a period greater than 30 days or providing for severance payments upon termination of employment or upon the occurrence of any other event;

•	make or commit to any stay, retention or conversion bonus;

•	enter into or make any material change to any employee benefit plan except as required by law;

•	pay any annual incentive or bonus compensation for a partial year;

•	acquire control or ownership interests in any other corporation or other entity, except in the ordinary course of business through foreclosure or transfer in lieu of foreclosure;

•	acquire an ownership or leasehold interest in any real property without making an environmental evaluation that, in its opinion, is reasonably appropriate;

•	make any payment in excess of $250,000 in settlement of any pending or threatened legal proceeding;

•	acquire, open or close any office or branch;

•	make any capital expenditures in excess of $100,000;

•	make, renew, commit to make or materially modify any loan or series of loans or commitments over $2,500,000 without providing Umpqua a copy of the report made to Western Sierra’s loan committee;

•	extend the maturity of any loan risk-rated substandard or worse beyond September 30, 2006 or six months beyond the expected effective date of the merger, whichever is later;

•	extend the maturity of any loan on non-accrual beyond June 30, 2006 or three months following the expected effective date of the merger, whichever is later;

•	reverse any provision taken for loan losses;

•	sell investment securities at a gain except as necessary to provide liquidity, in accordance with past practices;

•	sell loans or purchase loan participations except as required for liquidity concerns and in amounts consistent with past practice; or

•	adopt any unusual or novel marketing policies.
     No Solicitation
      The merger agreement provides that none of Western Sierra, Western Sierra National Bank, Auburn Community Bank, Central California Bank or Lake Community Bank nor their officers, directors or agents may initiate contact with any person or entity in an effort to solicit a merger, acquisition proposal or similar transaction with a party other than Umpqua. Western Sierra may not provide non-public information to any other person in connection with a possible alternative transaction, except to the extent specifically authorized by its board of directors in the good faith exercise of its fiduciary duties based upon advice of its legal counsel. Western Sierra must notify Umpqua if it receives any alternative acquisition proposal.
     Affiliate Agreements
      Each affiliate of Western Sierra has delivered to Umpqua an agreement requiring each such person to dispose of his or her shares of Umpqua common stock acquired in the merger only in compliance with the Securities Act of 1933.
Conditions to Complete the Merger
      The merger is subject to conditions set forth in the merger agreement. In the event the merger has not been completed by October 31, 2006, either party may terminate the merger agreement. See “ — Termination” below.
      The merger can only occur if:

•	each of Western Sierra’s and Umpqua’s shareholders approve the merger agreement; and

•	Umpqua and Western Sierra procure all required regulatory consents, orders and approvals, and satisfy legal requirements of regulators including the Federal Reserve Board, the FDIC, the Director of the Oregon Department of Consumer and Business Services, and the California Department of Financial Institutions.
Umpqua has filed required applications with the appropriate regulatory agencies and expects to receive the necessary approvals in due course.
      Each party’s respective obligations are conditioned on satisfaction by the other party of its obligations under the merger agreement and the above-mentioned conditions. The following additional conditions must be satisfied, or waived where permissible, and events must occur before the parties will be obligated to complete the merger:

•	there are no actions or proceedings commenced or threatened against any party to restrain, prohibit or invalidate the merger or restrict the operations of the business of the parties;

•	there is no banking moratorium or other suspension of payment by banks in the United States;

•	each party has received good standing certificates or certificates of existence of the other party;

•	each party has received certified resolutions of the board of directors and shareholders of the other party evidencing approval of the proposed merger

•	the representations and warranties given by each party are true in all material respects as of the effective date of the merger;

•	each party has complied in all material respects with its covenants in the merger agreement;

•	there has been no material adverse change in the business or financial condition of either party since February 7, 2006, the date on which the parties entered into the merger agreement;

•	each party has received a certificate of the other party’s President and Chief Financial Officer certifying the fulfillment of conditions to completion of the merger; and

•	each party has received an opinion of Foster Pepper Tooze LLP as to the tax treatment of the merger.
     Conditions to Umpqua’s Obligation to Complete the Merger
      The following conditions must be satisfied, or waived where permissible, before Umpqua is obligated to complete the merger:

•	less than 12.5% of the outstanding shares of Western Sierra common stock have perfected their right to become dissenting shareholders under California law;

•	the SEC has issued an order of registration relating to the shares of Umpqua common stock to be issued in the merger to Western Sierra shareholders and no stop order suspending the effectiveness of the registration statement relating to such shares has been issued or is pending or threatened;

•	each amended and restated severance, employment or salary continuation agreement entered into by certain officers of Western Sierra immediately prior to execution of the merger agreement has not been amended or restated and remains in full force and effect; and

•	each Voting, Non-Competition and Non-Solicitation Agreement entered into by directors of Western Sierra and of its subsidiary banks has not been amended or rescinded and is in full force and effect.
     Waiver of Conditions
      The merger agreement provides that Western Sierra or Umpqua may waive any condition precedent to its own obligations under the merger agreement, including any default in the performance of any obligation of the other party, and may waive the time for compliance or fulfillment of any obligation of the other party, provided that such a waiver is permitted by law.
Amendment
      The merger agreement may be amended at any time prior to the effective date upon approval of each party’s board of directors, except that amendments that increase the amount or modify the form of consideration to be received by the Western Sierra shareholders must be approved by Umpqua shareholders and amendments that decrease the amount or modify the form of consideration to be received by the Western Sierra shareholders must be approved by Western Sierra shareholders.
Termination
      The merger agreement may be terminated, and the merger abandoned, at any time prior to the effective date:

•	by the mutual consent of the boards of directors of Western Sierra and Umpqua acknowledged in writing;

•	by either Western Sierra or Umpqua acting through their respective board of directors any time after October 31, 2006, if the merger has not been consummated by that date through no fault of the terminating party;

•	by either Western Sierra or Umpqua acting through their respective board of directors in the event of a material breach by the other party of its representations, warranties or covenants in the merger agreement, which has not been cured within thirty days notice to the breaching party;

•	by Western Sierra upon a determination by its board of directors that such action is required for the directors to comply with their fiduciary duties; or

•	by Western Sierra if Umpqua’s stock price, based on average closing prices, is less than $22.59 and such decline in Umpqua’s stock price is disproportionate to the performance of the Nasdaq Bank Index, as described below.

     Disproportionate Decline in Umpqua’s Stock Price
      Western Sierra may notify Umpqua of its intent to terminate the merger agreement if, prior to the effective date of the merger:

•	the average closing price of Umpqua common stock over the fifteen trading day period ending on the fifth business day prior to the projected effective date of the merger is less than $22.59;

•	Umpqua’s stock price has underperformed the Nasdaq Bank Index by more than 10%; and

•	Western Sierra notifies Umpqua within 48 hours following the date of such events.
      The comparison of Umpqua’s stock price performance to that of the Nasdaq Bank Index is based on:

•	an initial Umpqua stock price of $28.24 and initial index of 3,126.17, each of which is equal to the average closing price over the fifteen trading days from January 18, 2006, through and including February 7, 2006, the trading day prior to announcement of the merger, and

•	the final Umpqua stock price and final index, each of which will be equal to the average closing price over the fifteen trading day period through and including the fifth business day prior to the projected effective date of the merger.
      If Western Sierra’s board of directors gives notice of its intent to terminate the merger agreement due to a disproportionate decline in Umpqua’s stock price, Umpqua’s board of directors may elect to increase the total number of shares of Umpqua common stock to be issued to Western Sierra shareholders in the merger by the amount of shares such that the exchange ratio is equal to the number derived by multiplying 1.61 times the quotient obtained by dividing $22.59 by the average closing price of Umpqua common stock over the fifteen trading day period ending on the fifth business day prior to the projected effective date. Umpqua must notify Western Sierra of its decision to adjust the merger consideration and upon such election, Western Sierra may not terminate the merger agreement.
     Effect of Termination
      If the merger agreement is terminated by the mutual consent of both parties, or either party terminates because the merger has not been completed by October 31, 2006, through no fault of the terminating party, the merger agreement will be void and neither party will have any liability as a result of the termination.
      Western Sierra must pay Umpqua’s reasonable expenses up to $600,000 if:

•	either party terminates the merger agreement due to the failure of Western Sierra’s shareholders to approve the merger proposal, provided that no failure or any covenant, condition, representation or warranty on the part of Umpqua shall have contributed to the failure of Western Sierra’s shareholders to approve the merger;

•	Umpqua terminates the merger agreement due to Western Sierra’s uncured material breach; or

•	Western Sierra terminates the merger agreement pursuant to a determination by its board that such action is required in order for the directors to comply with their fiduciary duties.
      Umpqua must pay Western Sierra’s reasonable expenses up to $600,000 if:

•	either party terminates the merger agreement due to the failure of Umpqua’s shareholders to approve the merger proposal, provided that no failure of any covenant, condition, representation or warranty on the part of Western Sierra shall have contributed to the failure of Umpqua’s shareholders to approve the merger; or

•	Western Sierra terminates the merger agreement due to Umpqua’s uncured material breach.
      In addition, if either Umpqua or Western Sierra terminates the merger agreement as a result of the other party’s willful failure to comply with any of such party’s material covenants in the agreement, the breaching party will pay the terminating party an additional $3.0 million.

      Western Sierra must pay a $14.0 million termination fee to Umpqua, within thirty days of Umpqua’s request, if all of the following occur:

•	the merger agreement is terminated:

•	by either party because Western Sierra shareholders fail to approve the merger proposal,

•	by Western Sierra pursuant to a good faith determination by its board of directors after consultation with Sullivan & Cromwell LLP, its legal counsel, that such action is required for the directors to comply with their fiduciary duties, or

•	by Umpqua because of an uncured material breach by Western Sierra;

•	Western Sierra enters into an alternative acquisition transaction prior to twelve months after the date of termination;

•	the alternative acquisition transaction had been proposed:

•	prior to or at the time of Western Sierra’s special meeting of shareholders concerning the proposed merger with Umpqua if either party terminates the merger agreement because Western Sierra shareholders fail to approve the merger proposal, or

•	prior to the date of termination if Umpqua terminates the merger agreement because of an uncured material breach by Western Sierra or if Western Sierra terminates the merger agreement to comply with their fiduciary duties;

•	there was no material failure by Umpqua to comply with its covenants in the merger agreement at the time of Western Sierra’s special meeting of shareholders; and

•	there was no material failure by Umpqua to satisfy the conditions to closing that:

•	Umpqua’s shareholders approve the proposed merger (if Umpqua’s shareholders have met by the date of termination),

•	Umpqua’s representations and warranties are true in all material respects as of the effective date of the merger, and

•	there has been no material adverse change in the business or financial condition of Umpqua since February 7, 2006, the date on which the parties entered into the merger agreement.
      If, in connection with the termination of the merger agreement, Western Sierra pays any of Umpqua’s expenses or pays the additional $3.0 million to Umpqua as a result of Western Sierra’s material breach of the agreement, the $14.0 million termination fee will be reduced by such payments.
Expenses
      The merger agreement provides, in general, that each party will pay its own expenses in connection with the merger, including fees and expenses of its own financial and other consultants, accountants, and legal counsel except under termination events as discussed above. Upon completion of the merger, other expenses, including severance, salary continuation and change in control payments, will be paid by Umpqua.

INFORMATION ABOUT UMPQUA
      Umpqua is an Oregon corporation headquartered in Portland, Oregon, and formed in March 1999. At that time, Umpqua acquired all of the outstanding shares of South Umpqua Bank, an Oregon state-chartered bank formed in 1953 in Canyonville, Oregon. South Umpqua Bank became Umpqua Bank in December 2000 and is headquartered in Roseburg, Oregon. Umpqua became a financial holding company in March 2000 under the Gramm-Leach-Bliley Act.
      Through a succession of mergers with VRB Bancorp ($348 million of assets), Linn–Benton Bank ($119 million of assets) and Independent Financial Network, Inc. ($440 million of assets) in 2000 and 2001, we expanded the Company’s footprint in southern Oregon, the Oregon coast and north along the I-5 corridor in the Willamette Valley. During 2002, Umpqua completed the acquisition of Centennial Bancorp, the parent company of Centennial Bank, which at the time of acquisition had total assets of approximately $840 million and 22 branches located principally in the Portland metropolitan and Willamette Valley areas of Oregon along the I-5 corridor. During the third quarter of 2004, Umpqua completed the acquisition of Humboldt Bancorp, the parent company of Humboldt Bank, which also operated under the names Capitol Valley Bank, Feather River State Bank and Tehama Bank, which at the time of acquisition had total assets of approximately $1.5 billion and 27 branches located throughout Northern California.
      Umpqua engages primarily in the business of commercial and retail banking and the delivery of retail brokerage services. Umpqua Bank provides a wide range of banking, mortgage banking and other financial services to corporate, institutional and individual customers. Umpqua engages in the retail brokerage business through its wholly owned subsidiary Strand, Atkinson, Williams & York, Inc. Umpqua also has ten subsidiaries formed for the sole purpose of issuing trust preferred securities.
      Umpqua Bank is considered one of the most innovative community banks in the United States, combining a retail product delivery approach with an emphasis on quality-assured personal service. Since 1995, Umpqua Bank transformed from a traditional community bank into a community-oriented financial services retailer by implementing a variety of retail marketing strategies to increase revenue and differentiate itself from its competition. At December 31, 2005, Umpqua had assets of over $5.3 billion and deposits of approximately $4.3 billion. Umpqua Bank operates 95 stores between Sacramento, California and Bellevue, Washington primarily along the I-5 corridor; in Central Oregon; and along the Oregon and Northern California coast.
      Strand, Atkinson, Williams & York, Inc. is a registered broker-dealer and investment advisor with offices in Portland, Salem, Eugene, Roseburg and Medford, Oregon, and Kalama,Washington, and offers a full range of investment products and services including stocks, government and corporate bonds, mutual funds, annuities, options, retirement planning, money management, and life, disability and medical supplement policies.
      Umpqua’s principal objective is to become the leading community-oriented financial services retailer throughout the Pacific Northwest including Northern California, with plans to continue to expand its market from Seattle to Sacramento, primarily along the I-5 corridor. Umpqua intends to continue to grow its assets and increase profitability and shareholder value by differentiating itself from competitors through the following strategies:

•	capitalize on an innovative product delivery system;

•	deliver superior quality service;

•	establish strong brand awareness;

•	use technology to expand customer base; and

•	increase market share in existing markets and expand into new markets through a marketing and sales plan comprising the following key components:

•	comprehensive media advertising campaigns showcasing Umpqua’s innovative style of banking and commitment to quality customer service;

•	applying a retail store concept and atmosphere to Umpqua Bank stores; and

•	establishing and emphasizing a sales culture among Umpqua Bank associates through training and incentives.
      Additional information with respect to Umpqua is included in the documents incorporated by reference into this proxy statement-prospectus. See “WHERE YOU CAN FIND MORE INFORMATION.”

INFORMATION ABOUT WESTERN SIERRA
      Western Sierra is a California corporation and a registered bank holding company with its headquarters in Cameron Park, California. Western Sierra was organized pursuant to a plan of reorganization for the purpose of becoming the parent corporation of Western Sierra National Bank, which reorganization was completed on December 31, 1996. Western Sierra’s primary business is servicing the banking needs of the communities in which it operates and its marketing strategy stresses local ownership and a commitment to serve the banking needs of individuals living and working in Western Sierra’s primary service areas and local businesses, including retail, professional and real estate-related activities, in those service areas. Western Sierra conducts its commercial and retail banking operations through its four wholly owned bank subsidiaries — Auburn Community Bank, Central California Bank, Lake Community Bank and Western Sierra National Bank.
      Western Sierra National Bank was organized under national banking laws and commenced operations as a national bank on January 4, 1984. Western Sierra National Bank’s head office is located in Sacramento, California. Lake Community Bank commenced operations as a California state-chartered bank on November 15, 1984. Lake Community Bank engages in the general commercial banking business in Lake County, California from its headquarters banking office Lakeport. Central California Bank commenced operations as a California state-chartered bank on April 24, 1998. Central California Bank engages in the general commercial banking business in Tuolumne and Stanislaus counties, California from its headquarters located in Sonora. Auburn Community Bank commenced operations as a national bank on February 2, 1998. On July 29, 1999, Auburn National Bank converted from national bank to a state non-member bank and was renamed Auburn Community Bank. Auburn Community Bank is headquartered in Auburn, California.
      From 1999 through 2003, Western Sierra expanded through a series of mergers including the acquisitions of:

•	Roseville 1st National Bank (April 1999), which merged with Western Sierra National Bank in May 2000;

•	Lake Community Bank (April 1999);

•	Sentinel Community Bank (May 2000), whose branches were transferred to Central California Bank in July 2002;

•	Central California Bank (April 2002);

•	Central Sierra Bank (July 2003), which was merged with Central California Bank.

•	Auburn Community Bank (December 2003)
      At December 31, 2005 the Company had approximately $1.3 billion in total assets and $1.0 billion in total deposits. The asset and deposit totals for each bank subsidiary at December 31, 2005 were:

•	Western Sierra National Bank — $606 million in assets and $501 million in deposits,

•	Lake Community Bank — $109 million in assets and $96 million in deposits,

•	Central California Bank — $433 million in assets and $367 million in deposits, and

•	Auburn Community Bank — $137 million in assets and $94 million in deposits.
      In August 2003, Western Sierra National Bank announced the addition of a new division, Western Sierra Financial Services. Woodbury Financial Services, a subsidiary of The Hartford Financial Services Group, Inc., acts as the broker-dealer for Western Sierra Financial Services. Western Sierra National Bank customers have access to noninsured investments for retirement strategies, college funds, and insurance products through Western Sierra Financial Services.
      Additional information with respect to Western Sierra is included in the documents incorporated by reference into this proxy statement-prospectus. See “WHERE YOU CAN FIND MORE INFORMATION.”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
      The following unaudited pro forma condensed combined financial information and explanatory notes give effect to the merger of Umpqua and Western Sierra by the purchase method of accounting. The unaudited pro forma condensed combined balance sheet assumes the merger took place on December 31, 2005. The unaudited pro forma condensed combined statement of income assumes the merger was consummated as of January 1, 2005.
      The unaudited pro forma condensed combined financial information is derived from and should be read in conjunction with the historical consolidated financial statements and the related notes thereto of Umpqua and Western Sierra, which are incorporated by reference into this document. See “Incorporation of Documents by Reference.”
      The unaudited pro forma condensed combined statement of income is not necessarily indicative of operating results which would have been achieved had the merger been consummated as of the beginning of the period presented and should not be construed as representative of future operations.
      The unaudited pro forma condensed combined financial information has been prepared under the purchase method of accounting and is based on the historical consolidated financial statements of Umpqua and Western Sierra. Certain amounts in the historical consolidated financial statements of Western Sierra have been reclassified to conform to Umpqua’s historical consolidated financial presentation. The unaudited pro forma condensed combined financial information includes estimated adjustments to record the assets and liabilities of Western Sierra at their respective fair values and represents management’s estimates based on available information. The pro forma adjustments may be revised as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of a final analysis to determine the fair values of Western Sierra’s tangible, and identifiable intangible, assets and liabilities as of the consummation date. The final purchase accounting adjustments and integration charges will likely be different from the pro forma adjustments presented in this document. Increases or decreases in the fair value of the net assets, commitments, executory contracts and other items of Western Sierra as compared to the information shown in this document will change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact the statement of income due to adjustments in yield or amortization of the adjusted assets or liabilities. These estimates are forward-looking. Results could vary materially from these estimates if future developments differ from the assumptions used by management to determine the estimates. For additional factors that may cause actual results to differ, see “RISK FACTORS” on page 18.

Merger and Integration Costs
      In connection with the Umpqua/ Western Sierra merger, the combined company expects to incur pre-tax merger-related costs of $20.5 million, the majority of which is expected to be capitalized in the purchase price.
      These amounts, net of tax, have been reflected in the unaudited pro forma condensed combined balance sheet as of December 31, 2005. These adjustments are not reflected in the unaudited pro forma condensed combined statements of income, as they are not expected to have a continuing impact on Umpqua. These amounts will be recorded in Umpqua’s future financial statements in accordance with accounting principles generally accepted in the United States.

Capital
      In connection with the proposed merger, it is assumed that Umpqua will exchange 1.61 shares of Umpqua common stock for each share of Western Sierra common stock. The common stock amounts reflected in the unaudited pro forma condensed combined financial information have been adjusted to reflect the cancellation of Western Sierra’s common stock with the closing of the merger and the value of Umpqua common stock to be issued, with additional adjustments for the fair value of stock options that

Umpqua will assume and certain merger costs to be capitalized in goodwill. Each option to purchase Western Sierra common stock outstanding at the closing of the merger will become an option to purchase the number of shares of Umpqua common stock equal to 1.61 times the number of shares subject to such option.

Operating Costs Savings and Revenue Enhancements
      Umpqua expects to achieve cost savings and revenue enhancements. No adjustment has been included in the unaudited pro forma condensed combined financial information for the anticipated cost savings or revenue enhancements. There can be no assurance that the cost savings or revenue enhancements will be achieved in the amounts or at the times anticipated.

UMPQUA / WESTERN SIERRA
PRO FORMA CONDENSED COMBINED BALANCE SHEET
      The following unaudited pro forma condensed balance sheet combines the historical balance sheets of Umpqua and Western Sierra assuming the companies had been combined on December 31, 2005, on a purchase accounting basis.

	December 31, 2005

	Umpqua
	Holdings	Western Sierra	Pro Forma		Pro Forma
	Corporation	Bancorp	Adjustments		Combined

	(dollars in thousands)
Cash and balances due from banks	$151,521	$41,972	$—		$193,493
Fed funds sold and interest-bearing deposits	10,233	39,535	—		49,768
Investment securities held to maturity	8,677	2,888	—		11,565
Investment securities available for sale	671,868	74,958	—		746,826
Trading account assets	601	41	—		642
Mortgage loans held for sale	9,061	3,190	—		12,251
Loans and leases receivable	3,921,631	1,043,972	(9,900	)(a1)	4,955,703
Less: Allowance for loan and lease losses	(43,885)	(15,505)	—		(59,390)
Federal Home Loan Bank stock	14,263	4,561	—		18,824
Premises and equipment, net	88,865	19,466	—		108,331
Mortgage servicing rights	10,890	—	—		10,890
Goodwill and other intangibles	408,503	33,177	254,043	(a2)	695,723
Other assets	108,411	44,318	(145	)(a3)	152,584

Total assets	$5,360,639	$1,292,573	$243,998		$6,897,210

Non-interest bearing deposits	$987,714	$276,667	$—		1,264,381
Interest bearing deposits	3,298,552	772,028	(1,300	)(a1)	4,069,280

Total deposits	4,286,266	1,048,695	(1,300)		5,333,661
Borrowed funds	117,049	66,000	(200	)(a1)	182,849
Junior subordinated debentures	165,725	37,116	—		202,841
Other liabilities	53,338	10,530	20,526	(a4)	84,394

Total liabilities	4,622,378	1,162,341	19,026		5,803,745
Stock and surplus	564,579	71,042	284,162	(a5)	919,783
Retained earnings	183,591	58,855	(58,855	)(a6)	183,591
Accumulated other comprehensive income	(9,909)	335	(335	)(a6)	(9,909)

Total shareholders’ equity	738,261	130,232	224,972		1,093,465

Total liabilities and shareholders’ equity	$5,360,639	$1,292,573	$243,998		$6,897,210

See notes to the Unaudited Pro Forma Condensed Combined Financial Information

UMPQUA / WESTERN SIERRA
PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
      The following unaudited pro forma condensed combined statement of income combines the historical statements of income of Umpqua and Western Sierra assuming the companies had been combined on January 1, 2005, on a purchase accounting basis.

	For the Twelve Months Ended December 31, 2005

	Umpqua
	Holdings	Western Sierra	Pro Forma		Pro Forma
	Corporation	Bancorp	Adjustments		Combined

	(dollars in thousands except per share data)
Interest income	$282,276	$76,729	$1,302	(b1)	$360,307
Interest expense	72,994	17,301	1,500	(b1)	91,795

Net interest income	209,282	59,428	(198)		268,512
Provision for credit losses	2,468	2,050	—		4,518
Non-interest income	47,782	13,198	—		60,980
Non-interest expense	146,794	42,358	2,440	(b2)	191,592
Merger expense	262	400	—		662

Income before provision for income taxes	107,540	27,818	(2,638)		132,720
Provision for income tax	37,805	10,072	(1,055	)(b3)	46,822

Net income	$69,735	$17,746	$(1,583)		$85,898

Earnings per common share — basic	$1.57	$2.30			$1.51
Earnings per common share — diluted	$1.55	$2.23			$1.49
Weighted average shares — basic	44,438,021	7,706,824	4,701,163		56,846,008
Weighted average shares — diluted	45,010,563	7,950,964	4,732,023		57,693,550
See notes to the Unaudited Pro Forma Condensed Combined Financial Information

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 — Basis of Presentation
      The unaudited pro forma condensed combined balance sheet as of December 31, 2005 is presented as if the merger was consummated on that date. The unaudited pro forma condensed combined statement of income for the year ended December 31, 2005 is presented as if the merger had occurred on January 1, 2005.

Note 2 — Merger-Related Costs and Expenses
      The table below reflects Umpqua’s and Western Sierra’s current estimates, for pro forma presentation purposes, of the merger-related costs incurred or expected to be incurred with respect to the merger:

Umpqua/
Western
Sierra

(in thousands)
Employee severance and continuation costs	$9,724
Investment banking and other professional fees	4,761
Contract termination fees and other costs	6,041

Total merger costs	20,526
Less estimated tax benefit	6,306

Merger-related costs after tax	$14,220

      The estimated tax benefit is based on a marginal income tax rate of approximately 40%. Many of the cost estimates are forward-looking. The type and amount of actual costs could vary from these estimates if future developments differ from the assumptions used by management to determine the current estimate of merger-related costs. For additional factors that may cause actual results to differ, see “RISK FACTORS” on page 18.

Note 3 — Pro Forma Adjustments
      Summarized below are the pro forma adjustments necessary to reflect the merger based on the purchase method of accounting.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

Unaudited Pro Forma Condensed Combined Balance Sheet
      (a1) Preliminary fair value adjustments based on estimates.
      (a2) New goodwill of $257.9 million plus new core deposit intangible of $29.3 million, less existing Western Sierra intangible assets. Estimated new goodwill consists of:

	December 31, 2005

	(dollars and shares in
	thousands)
Western Sierra common stock outstanding	7,804 Shares
Exchange Ratio	1.610
Total Umpqua Common Stock to be issued	12,564 Shares
Purchase price per Umpqua common share	$27.26
		$342,489
Fair value of outstanding employee and non-employee stock options		12,715

Total purchase price		355,204
Net assets acquired
Western Sierra stockholders’ equity		130,232
Western Sierra goodwill and intangible assets		(33,177)
Estimated adjustments to reflect assets acquired at fair value:
Securities		—
Loans and leases		(9,900)
Core deposit intangible		29,289
Other assets		(145)
Estimated amounts allocated to liabilities assumed at fair value:
Deposits		1,300
Long-term debt		200
Other liabilities		(20,526)

		97,273

Goodwill resulting from merger		$257,931

      The core deposit intangible amount represents the estimated future economic benefits resulting from the acquired customer deposit balances and relationships and this intangible asset will be amortized to expense over the estimated life of the deposits acquired using an accelerated method. The code deposit intangible asset will be periodically reviewed for impairment.
      (a3) Deferred tax asset adjustment related to pro forma adjustments.
      (a4) Merger-related cost accrual.
      (a5) Value of consideration paid via stock issuance from Umpqua to Western Sierra shareholders of approximately $355.2 million less Western Sierra stock of approximately $71 million.
      (a6) Remove retained earnings and accumulated other comprehensive income.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

Unaudited Pro Forma Condensed Combined Statement of Income
      (b1) Amortization or accretion of adjustments made to assets acquired and liabilities assumed to reflect fair value at the acquisition date. The estimated adjustment to fair value of the loan and lease portfolio will be recognized over seven years using a straight-line method. The estimated adjustment to interest bearing deposit liabilities and borrowed funds is based on current rates for similar instruments and will be recognized over twelve months.
      (b2) Core deposit intangible amortization of $3.2 million less existing pro forma Western Sierra core deposit intangible amortization. The core deposit intangible will be amortized on a double declining balance basis over its estimated life of 10 years. The value of the core deposit intangible represents the estimated future economic benefit resulting from the acquired customer balances and relationships, which was estimated by considering cash flows from the current balances of accounts, expected growth or attrition in balances and the estimated life of the relationships.
      (b3) Adjustment to record the tax effect of the pro forma adjustments using a marginal income tax rate of approximately 40%.

DESCRIPTION OF UMPQUA CAPITAL STOCK
      In the merger, Western Sierra shareholders will exchange their shares of Western Sierra common stock for Umpqua common stock. The following summarizes the material features of Umpqua common stock and is subject to the provisions of Umpqua’s articles of incorporation and bylaws and the relevant portions of the Oregon Business Corporation Act, or OBCA.
     Description of Common Stock
      Umpqua is authorized to issue of up to 100 million shares of common stock without par value and 2 million shares of preferred stock without par value. As of April 7, 2006, there were 44,723,982 shares of common stock outstanding. Following the merger, a total of approximately 57,386,474 shares are expected to be outstanding. No preferred shares have been issued. The terms of the preferred stock are not established in the articles of incorporation, but may be designated in one or more series by the board of directors when the shares are issued. Umpqua’s board of directors is authorized to issue or sell additional capital stock of Umpqua, at its discretion and for fair value, and to issue future cash or stock dividends, without prior shareholder approval, except as otherwise required by law or the listing requirements of the Nasdaq National Market.
      A total of 2 million shares of common stock are reserved for issuance under Umpqua’s 2003 Stock Incentive Plan. As of April 7, 2006 there were a total of 1,246,300 shares in the plan available for future grants and options to purchase 589,500 shares outstanding, of which 121,400 were immediately exercisable. Awards of stock options and restricted stock grants under the plan, when added to options under all other plans, are limited to a maximum 10% of Umpqua’s outstanding shares on a fully-diluted basis. An additional 978,834 shares are reserved for issuance under grants made under Umpqua’s 2000 Stock Option Plan and other equity based award plans, of which 878,010 were immediately exercisable. Approximately 810,550 additional Umpqua shares will be reserved for the exercise of awards granted under Western Sierra’s stock incentive plans, which will be assumed by Umpqua.
     Voting and Other Rights
      Each outstanding share of common stock has the same relative rights as each other share of common stock, including rights to the net assets of Umpqua upon liquidation. Each share is entitled to one vote on matters submitted to a vote of shareholders. A majority of the votes cast on a matter is sufficient to take action upon routine matters. The affirmative vote of a majority of the outstanding shares is required to approve a merger or dissolution or sale of all of Umpqua assets. In general, amendments to Umpqua’s articles of incorporation must be approved by a majority of the outstanding shares. Amendments to Umpqua’s articles of incorporation concerning the following subject matters, however, currently require the approval of at least 75% of all votes entitled to be cast on the amendment:

•	number of directors,

•	classified board of directors,

•	removal of directors,

•	board vacancies,

•	limitation of director liability,

•	indemnification of directors, and

•	anti-takeover provisions.
As discussed above, Umpqua’s shareholders are being asked to approve an amendment to Umpqua’s articles of incorporation to eliminate the classified board of directors, to elect each director annually and to allow directors to be removed without cause. Directors are elected by a plurality of the votes cast.

      Umpqua’s directors are currently split into three classes, with elected directors generally serving three-year terms. Holders of common stock may not cumulate votes in the election of directors. All issued and outstanding shares are, and all shares to be issued to Western Sierra shareholders pursuant to the merger will be, fully paid and non-assessable.
      In the event of Umpqua’s liquidation, holders of Umpqua’s common stock will be entitled to receive pro rata any assets legally available for distribution to Umpqua shareholders, subject to any prior rights of any Umpqua preferred stock then outstanding.
      Umpqua’s common stock does not have any preemptive rights, sinking fund provisions, redemption privileges or conversion rights. Umpqua’s articles of incorporation permit the repurchase of outstanding shares of common stock.
      Mellon Investor Services, LLC is the registrar and transfer agent for Umpqua’s common stock.
     Dividend Rights
      Subject to any prior rights of any outstanding preferred stock, holders of Umpqua’s common stock are entitled to receive dividends or distributions, whether payable in cash or otherwise, as Umpqua’s board of directors may declare out of funds legally available for these payments. The board of directors’ dividend policy is to review Umpqua’s financial performance, capital adequacy, regulatory compliance and cash resources on a quarterly basis, and, if such review is favorable, to declare and pay a cash dividend to shareholders. Umpqua’s ability to pay cash dividends is largely dependent on the dividends it receives from its principal subsidiary, Umpqua Bank. Although Umpqua expects to continue to pay cash dividends, future dividends are subject to the discretion of the board.
     Anti-Takeover Provisions
      Umpqua’s articles of incorporation authorize the board of directors, when evaluating a merger, tender offer or exchange offer, to consider the social, legal and economic effects on employees, customers and suppliers of the company, and on the communities and geographical areas in which the company operates, as well as the state and national economies and the short- and long-term interests of the company and its shareholders. This provision may be amended only by the affirmative vote of at least 75% of the outstanding shares. Such provision may have the effect of discouraging potential acquirers, and may be considered an anti-takeover defense. Under the OBCA, a proposed merger or plan of exchange requires the approval of the board of directors and the affirmative vote of a majority of the outstanding shares.
      Umpqua’s articles of incorporation certain other provisions that could make more difficult their acquisition by means of an unsolicited tender offer or proxy contest. Umpqua’s articles of incorporation authorize the issuance of voting preferred stock, which, although intended primarily as a financing tool and not as a defense against takeovers, could potentially be used by management to make uninvited attempts to acquire control more difficult by, for example, diluting the ownership interest or voting power of a substantial shareholder, increasing the consideration necessary to effect an acquisition, or selling unissued shares to a friendly third party.
      Umpqua’s articles of incorporation currently provide for removal of directors only for cause and by the affirmative vote of a majority of the outstanding shares, and provide for a board of directors divided into three classes, with as close as possible to one-third of the directors elected annually for three-year terms. Only one class of directors is elected in any particular year. The existence of a classified board and limitations on removal of directors may have the effect of discouraging persons from proposing to acquire Umpqua in a transaction, such as a tender offer, not approved by the board because of the difficulty in gaining control of the board promptly after the transaction.

COMPARISON OF RIGHTS OF SHAREHOLDERS
      Umpqua and Western Sierra are incorporated in Oregon and California, respectively. Upon consummation of the merger, the rights of Western Sierra shareholders who receive Umpqua common stock in exchange for their shares will be governed by Umpqua’s articles of incorporation and bylaws and by the Oregon Business Corporations Act, or OBCA.
      The following table presents a comparison of the rights of Western Sierra and Umpqua shareholders. It is not a complete statement of the provisions affecting and the differences between the rights of Western Sierra and Umpqua shareholders. This summary is qualified in its entirety by reference to Umpqua’s and Western Sierra’s respective articles of incorporation and bylaws, as each has been amended or restated, and to the OBCA and the California General Corporations Law, or CGCL.

UMPQUA	WESTERN SIERRA

AUTHORIZED CAPITAL STOCK

Common Stock. 100,000,000 shares authorized, of which 44,723,982 were issued and outstanding as of April 7, 2006.

Preferred Stock. 2,000,000 shares authorized, none of which have been issued. The board of directors may issue preferred stock and designate the rights and preferences.	Common Stock. 15,000,000 shares authorized, of which 7,864,902 were issued and outstanding as of April 7, 2006.

Preferred Stock. 10,000,000 shares authorized, none of which have been issued. The board of directors may issue preferred stock and designate the rights and preferences.

BOARD OF DIRECTORS

Umpqua’s bylaws set the number of directors at not less than 6 nor more than 19 directors with the number of directors to be set by the board. The number of directors is currently set at 14 but will be increased to 15 upon completion of the merger.	Western Sierra’s bylaws set the number of directors at not less than 8 nor more than 15 directors with the number of directors set by the board, by approval of shareholders or by a bylaw or amendment approved by a majority of the shares entitled to vote or by the written consent of a majority of the outstanding shares entitled to vote. The number of directors is currently set at 11.

ELECTION OF DIRECTORS; CUMULATIVE VOTING

The OBCA provides that shareholders do not have a right to cumulate their votes unless the corporation’s articles of incorporation so provide. Umpqua’s shareholders are not entitled to cumulate their votes for the election of directors. Directors are elected by a plurality of the votes cast.	Western Sierra’s shareholders are entitled to cumulate their votes for the election of directors. The CGCL provides for cumulative voting for directors, unless the corporation’s articles or bylaws provide otherwise. Western Sierra’s bylaws specifically provide for cumulative voting.

Cumulative voting allows a shareholder to cast a number of votes equal to the number of directors to be elected, multiplied by the number of shares held in the shareholder’s name on the record date. This total number of votes may be cast for one nominee or may be distributed among as many of the candidates as the shareholder desires.

UMPQUA	WESTERN SIERRA

CLASSIFIED BOARD OF DIRECTORS

The OBCA permits classification of an Oregon corporation’s board of directors. Umpqua’s board is divided into three classes, with as close as possible to one-third of the directors elected annually for three-year terms. Generally, only one class of directors is elected in any particular year.

Proposed Amendment. Umpqua’s board of directors has proposed an amendment to the articles of incorporation that would eliminate classification of the board. The amendment must be approved by the affirmative vote of 75% of all of the votes entitled to be cast. If the amendment is approved, Umpqua’s directors would be elected at each annual meeting of shareholders for a term of one year.	The CGCL permits classification of a California corporation’s board of directors. Western Sierra does not have a classified board of directors. Western Sierra’s bylaws require that all directors be elected at each annual meeting of shareholders for a term of one year.

REMOVAL OF DIRECTORS

The OBCA provides that directors may be removed with or without cause, unless the corporation’s articles of incorporation provide that directors may be removed only for cause.

Under Umpqua’s articles of incorporation, shareholders holding a majority of shares entitled to vote for election of directors may remove any director only for cause. “Cause” means a breach of the duty of loyalty to Umpqua or its shareholders; acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law; an unlawful distribution under applicable state or federal law; or a transaction from which the director received improper personal benefit.

Proposed Amendment. Umpqua’s board of directors has proposed an amendment to Umpqua’s articles of incorporation that would eliminate the provision that directors may only be removed for cause. The amendment must be approved by the affirmative vote of 75% of all the votes entitled to be cast. If the amendment is approved, a director may be removed by a majority vote with or without cause.	The CGCL provides that directors may be removed without cause, if the removal is approved by the holders of a majority of the outstanding shares entitled to vote. The CGCL further provides that, with respect to directors of corporations not having classified boards of directors, no director can be removed (unless the entire board is removed) if the votes cast against removal of the director would be sufficient to elect the director if voted cumulatively (without regard to whether cumulative voting is permitted) at an election at which the same total number of votes were cast and the entire number of directors authorized at the time of the director’s most recent election were then being elected.

Western Sierra’s bylaws substantially restate the applicable CGCL provisions.

UMPQUA	WESTERN SIERRA

FILLING VACANCIES ON BOARD OF DIRECTORS

The OBCA provides that, unless the corporation’s articles of incorporation provide otherwise, a vacancy on the board of directors may be filled by shareholders or the board of directors.

Umpqua’s articles of incorporation provide that only the board of directors may fill vacancies.	The CGCL provides that vacancies created by removal of a director may be filled only by shareholder approval unless the corporation’s articles of incorporation or bylaws provide otherwise.

The CGCL provides that in other cases, vacancies may be filled by approval of the board. Shareholders may elect a director at any time to fill any vacancy not filled by the directors.

Western Sierra’s bylaws substantially restate the statutory provisions.

SHAREHOLDER NOMINATIONS

Umpqua’s bylaws provide that shareholder nominations may be brought before an annual meeting only upon delivery of a notice to Umpqua’s Secretary not later than the close of business 90 calendar days before the calendar date of Umpqua’s proxy statement released to shareholders in connection with the previous year’s annual meeting.	Western Sierra’s bylaws provide that shareholder nominations for election of directors must be delivered to Western Sierra’s President by the later of (i) the close of business 21 days prior to any meeting of shareholders called for the election of directors, or (ii) 10 days after the date of mailing of notice of a meeting to shareholders.

SHAREHOLDER VOTING

Election of Directors. Directors are elected by a plurality of the votes cast.

Vote for Approval of Action. Actions other than the election of directors are approved if the votes cast in favor exceed the votes opposed, unless a greater number is required by the OBCA or the articles of incorporation.

Extraordinary Transactions. The OBCA generally requires approval of a merger, consolidation, dissolution or sale of all or substantially all of a corporation’s assets by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on the matter.	Election of Directors. Directors are elected by a plurality of the votes cast.

Vote for Approval of Action. Actions other than the election of directors are approved by the affirmative vote of the majority of the shares represented and voting at a meeting at which a quorum is present, unless a greater number is required by the CGCL or the articles of incorporation.

Extraordinary Transactions. The CGCL generally requires approval of a merger, consolidation, dissolution or sale of all or substantially all of a corporation’s assets by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on the matter. Western Sierra’s articles of incorporation require the affirmative vote of 66-2/3% of the outstanding shares for mergers or consolidations, upon consummation of which Western Sierra’s shareholders will own less than 50% of the voting power of the surviving entity, or for the sale or other disposition of 50% or more of the corporation’s assets or the combined assets of the corporation and its subsidiaries.

UMPQUA	WESTERN SIERRA

SPECIAL MEETINGS OF SHAREHOLDERS

Under the OBCA, a corporation’s board of directors, shareholder(s) (holding at least 10% of the votes entitled to be cast for any proposition at the special meeting, by a demand in writing) and other persons designated in the corporation’s articles or bylaws have the authority to call special meetings of shareholders. Umpqua’s bylaws also authorize the Chief Executive Officer to call a special meeting.

The OBCA permits a corporation, in its articles of incorporation, to require a greater percentage than 10%, up to 25%, but Umpqua’s articles of incorporation do not require more than 10%.	Under the CGCL, the board of directors, chair of the board, president, shareholder(s) (holding at least 10% of the votes entitled to be cast for any proposition at the special meeting, by a demand in writing), and such other persons designated in the corporation’s articles or bylaws have the authority to call special meetings of shareholders.

Western Sierra’s bylaws substantially restate the statutory provisions and do not specify any additional persons.

ACTION BY SHAREHOLDERS WITHOUT A MEETING

Under the OBCA and Umpqua’s bylaws, any action required or permitted to be taken at a shareholder meeting may be taken without a meeting if all shareholders entitled to vote execute a written consent describing the action. The OBCA permits a corporation to provide in its articles of incorporation that action may be taken without a meeting if the action is taken by not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shareholders entitled to vote on the action were present and voted. Umpqua’s articles do not include such a provision.	The CGCL provides that, unless otherwise provided in the articles of incorporation, any action that may be taken at a special or annual meeting of shareholders may be taken without a meeting and without prior notice if a consent in writing, setting forth the action taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Except with respect to filling vacancies on the board of directors, other than vacancies created by removal, the CGCL does not permit election of directors by written consent except by unanimous written consent of all shares entitled to vote in the election of directors.

ANTI-TAKEOVER PROVISIONS

Umpqua’s articles of incorporation permit the board to consider factors in determining what is in the best interest of the corporation including a merger’s or reorganization’s social, legal, and economic effect on employees, suppliers, customers, the community, the economy of the state and nation, short- and long-term interests Umpqua and its shareholders, and other relevant factors.	Western Sierra’s articles of incorporation require the affirmative vote of 66-2/3% of the outstanding shares to effect a merger or consolidation, upon consummation of which Western Sierra’s shareholders will own less than 50% of the voting power of the surviving entity, or for the sale or other disposition of 50% or more of the corporation’s assets or the combined assets of the corporation and its subsidiaries.

UMPQUA	WESTERN SIERRA

AMENDMENT TO CHARTER DOCUMENTS

Articles of Incorporation. The OBCA provides that amendments to the articles of incorporation must be approved by the board of directors and by the holders of a majority of the shares entitled to vote on the amendment (if the amendment gives rise to dissenters’ rights) or by a vote of shareholders with the votes cast in favor of the amendment exceeding the votes cast in opposition to the amendment (if the amendment does not give rise to dissenters’ rights). The board alone may adopt immaterial amendments.

Umpqua’s articles of incorporation require a supermajority vote to amend provisions relating to board size, classified board, removal of directors, filling of board vacancies, the limitation of director’s liability and indemnification, and consideration of other constituencies in the context of a merger or similar extraordinary transaction. These provisions may be amended or revised only by approval of holders of at least 75% of the shares entitled to vote. Amendments to include other terms that would be inconsistent with the provisions above must also be approved by holders of at least 75% of the shares entitled to vote.

Bylaws. The OBCA provides that the corporation’s board may amend or repeal the corporation’s bylaws unless the articles of incorporation reserve the power exclusively to the shareholders in whole or in part or the shareholders in amending or repealing a particular bylaw provide expressly that the directors may not amend or repeal that bylaw. The OBCA permits shareholders to amend or repeal bylaws. Umpqua’s bylaws substantially restate the statutory provisions.	Articles of Incorporation. To amend the articles of incorporation, the CGCL requires the approval of the corporation’s board of directors and a majority of the outstanding shares entitled to vote. Western Sierra’s articles also require 66-2/3% to amend the provision requiring a supermajority for certain business combinations and sale of all or substantially all of the corporation’s assets.

Bylaws. The CGCL provides that holders of a majority of the outstanding shares entitled to vote and the corporation’s board of directors each have the power to adopt, amend or repeal a corporation’s bylaws, although the articles or bylaws of the corporation may restrict or eliminate the power of the board to take such action. The fixed number or the minimum number of directors may not be reduced to less than five if the votes cast against adoption of the amendment to the bylaws or articles are equal to or more than 66-2/3% of the outstanding shares entitled to vote.

Neither Western Sierra’s articles nor bylaws restrict the power of the board to adopt, amend or repeal its bylaws, other than amendments to the bylaws specifying or changing a fixed number of directors or the maximum or minimum number or changing from a fixed to a variable board or vice versa.

LEGAL MATTERS
      The validity of Umpqua common stock to be issued in the merger will be passed upon for Umpqua by its counsel, Foster Pepper Tooze LLP, Portland, Oregon.
EXPERTS
      The consolidated financial statements of Umpqua Holdings Corporation and subsidiaries as of December 31, 2005 and for the year ended December 31, 2005, incorporated in this registration statement by reference from Umpqua’s Annual Report on Form 10-K for the year ended December 31, 2005, have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The consolidated financials statements as of December 31, 2004 and for each of the two years in the period ended December 31, 2004, incorporated in this registration statement from Umpqua Holdings Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The consolidated financial statements of Western Sierra Bancorp and subsidiaries as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, incorporated in this registration statement from Western Sierra Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2005, have been audited by Perry-Smith LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
PROPOSALS OF SHAREHOLDERS
      Any Umpqua shareholder who wishes to submit a proposal for consideration at Umpqua’s 2007 annual meeting must submit the proposal on or before December 20, 2006. An Umpqua shareholder who wishes to submit a proposal to be included in Umpqua’s proxy statement for the 2007 annual meeting must submit the proposal no later than January 19, 2007. All proposals must be submitted to Umpqua’s corporate Secretary at Umpqua Holdings Corporation, Legal Department, 675 Oak Street, Suite 200, Eugene, Oregon 97440.
      Western Sierra will hold an annual meeting of its shareholders in 2006 and 2007 only if the merger is not completed. If Western Sierra’s holds an annual meeting in 2007, the proxy statement for the 2006 annual meeting, if one is held, will include the date by which any Western Sierra shareholder who wishes to submit a proposal for consideration at the annual meeting must submit the proposal and the date by which any Western Sierra shareholder who wishes to submit a proposal to be included in Western Sierra’s proxy statement for the 2006 annual meeting, if one is held, must submit the proposal. All proposals must be submitted in writing to Western Sierra’s corporate Secretary at Western Sierra Bancorp, 4080 Plaza Goldorado Circle, Cameron Park, California 95682.

UMPQUA ANNUAL MEETING PROPOSALS
      The following sections of this document include a description of two proposals to be considered and voted on by Umpqua shareholders at the Umpqua annual meeting and information relevant to those proposals. The “Other Business of the Umpqua Annual Meeting” section sets forth the two proposals and other information regarding the proposals. The remaining sections contain information relevant to the two proposals and that is typically found in Umpqua’s proxy statement for its annual meetings of shareholders. References in this section to “we,” “our,” “us” and the “Company” are to Umpqua only and not to Western Sierra.
Other Business of the Umpqua Annual Meeting

Proposal 2. Annual Election of Directors
      Our articles of incorporation currently provide that Umpqua’s board of directors is divided into three classes and each year the term of office of one class expires. A board divided into multiple classes is often referred to as a classified or staggered board.
      On July 20, 2005, our board of directors adopted a resolution recommending that shareholders approve an amendment to our articles of incorporation to remove the classified board provisions and provide for the annual election of all directors.
      If Umpqua shareholders approve the amendment to provide for annual election of all directors, the terms of all directors elected this year will expire at the 2007 annual meeting. If this proposal is not approved, our board of directors will remain classified and Scott D. Chambers, Raymond P. Davis, Diana E. Goldschmidt, Lynn K. Herbert and Theodore S. Mason will stand for election to three year terms that will expire at the 2009 annual meeting, and Stephen M. Gambee, who was appointed to the board of directors after our last annual meeting, will stand for election to a one year term that will expire at the 2007 annual meeting.
      The board of directors also recommends that the articles of incorporation be amended to eliminate the provision that directors may only be removed for cause.

Vote Required to Approve the Amendments
      Our articles of incorporation require that these amendments be approved by the affirmative vote of at least 75% of the outstanding shares.

Reasons for the Recommended Amendments
      Proponents of classified boards generally argue that they provide continuity and stability in the management of the company’s business and affairs since a majority of the directors always will have prior experience as directors of the company. Proponents also argue that classified boards promote the independence of directors because directors elected for multi-year terms are less subject to outside influence.
      However, classified board structures have been criticized from a corporate governance perspective because they do not allow for an annual shareholder referendum on the performance of the board. The election of directors is the primary avenue for shareholders to influence corporate governance policies and to hold management accountable for implementing those policies. Classified boards also tend to discourage unsolicited tender offers or proxy contests because of the difficulty in gaining control of the board soon after the transaction.
      The removal for cause provisions in the articles of incorporation are related to the classified board requirement and serve to discourage unsolicited tender offers or proxy contests.
      Our Executive/ Governance Committee reviewed these competing considerations and concluded that the proposed amendments to provide for annual election of directors and permit directors to be removed without cause are more consistent with good governance practices and provide greater accountability of the board to the Company’s shareholders. The Committee therefore recommended the proposed amendments to the board, which adopted resolutions recommending that the shareholders approve amendments to the articles, deleting Articles VB and VE and amending Article VC and replacing them with the following:

“B. Election of Directors. Each director shall be elected to serve a term of one year, with each director’s term to expire at the next annual meeting following the director’s election as a director. Notwithstanding the expiration of the term of a director, the director shall continue to hold office until his or her successor has been elected and qualified. A decrease in the number of directors will not have the effect of shortening the term of any incumbent director. At each annual meeting, the shareholders will elect directors by a plurality of the votes cast by the shares entitled to vote in the election.

C. Removal of Directors. Notwithstanding any other provision of these Articles, any director of the Corporation may be removed at any time with or without cause, and except as otherwise required by law, only by the affirmative vote of the holders of a majority of the outstanding shares of capital stock of the Corporation entitled to elect such director, at a meeting of the shareholders called for that purpose, and the meeting notice must state that the purpose, or one of the purposes, of the meeting is removal of the director. If the director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove the director.”
The complete text of the articles of incorporation, as amended by this proposal, is attached as Appendix F to this document. Upon approval of this amendment, the board of directors will make corresponding amendments to the Company’s bylaws.

Board Recommendation
      The board of directors recommends a vote “FOR” this proposal. The individuals appointed as proxies in the enclosed proxy intend to vote “FOR” this proposal.

Proposal 3. Election of Directors
      Umpqua’s articles of incorporation and bylaws currently provide that directors are elected to serve staggered three-year terms of office. We propose to amend the articles of incorporation to provide for the annual election of directors. Our articles of incorporation establish the number of directors at between six and nineteen, with the exact number to be fixed from time to time by resolution of the board of directors. The number of directors is currently set at fourteen. Directors are elected by a plurality of votes, which means that the nominees receiving the most votes will be elected, regardless of the number of votes each nominee receives. Shareholders are not entitled to cumulate votes in the election of directors.
      In July 2005, Stephen M. Gambee was appointed to the board. To comply with applicable law, he must stand for election by the shareholders at this year’s annual meeting.
      As of the annual meeting, five Umpqua directors, Scott D. Chambers, Raymond P. Davis, Diana E. Goldschmidt, Lynn K. Herbert and Theodore S. Mason, are completing their current terms. Each has been nominated for re-election to the board.
      The board of directors has nominated all current directors for election to one-year terms that will expire at the 2007 annual meeting, anticipating that the articles of incorporation will be amended, as provided in Proposal 2. If Proposal 2 is not approved, our board of directors will remain classified and Scott D. Chambers, Raymond P. Davis, Diana E. Goldschmidt, Lynn K. Herbert and Theodore S. Mason will stand for election to three year terms that will expire at the 2009 annual meeting and Stephen M. Gambee will stand for election to a one year term that will expire at the 2007 annual meeting.
      Each of the nominees currently serves as a director of Umpqua and of Umpqua Bank. The individuals appointed as proxies in the enclosed proxy intend to vote “FOR” the election of the nominees listed above. If any nominee is not available for election, the individuals named in the proxy intend to vote for such substitute nominee as the board of directors may designate. Each nominee has agreed to serve on the board and we have no reason to believe any nominee will be unavailable.

Board Recommendation
      The board of directors recommends a vote “FOR” the election of all nominees.
Information About Umpqua’s Directors and Executive Officers

Directors
      The age (as of March 1, 2006), business experience, and position of each of the directors currently serving are as follows:
      Ronald F. Angell, age 63, was appointed to the Board in July 2004. He served as a Director of Humboldt Bancorp from 1996 until it was acquired by Umpqua in 2004. He served as a director of Humboldt Bank from 1989 to the date of the merger. Mr. Angell is a retired attorney and was a partner in the Eureka, California firm of Roberts, Hill, Bragg, Angell & Perlman.
      Scott D. Chambers, age 46, has served as a Director since 1999. Mr. Chambers is President of Chambers Communications Corp. of Eugene, Oregon, a telecommunications company that owns and operates a cable television system, network broadcast television stations, and a film and video production company.
      Raymond P. Davis, age 56, serves as Director, President and Chief Executive Officer of Umpqua, positions he has held since Umpqua’s formation in 1999. Mr. Davis has served as a Director of Umpqua Bank since June 1994. He has served as Chief Executive Officer of Umpqua Bank from June 1994 to December 2000 and from November 2002 to the present. He has also served as President of Umpqua Bank from June 1994 to December 2000 and from March 2003 to the present. Prior to joining Umpqua Bank in 1994, he was President of US Banking Alliance in Atlanta, Georgia, a bank consulting firm. He has over 20 years experience in banking and related industries.
      Allyn C. Ford, age 64, serves as Chairman of the Board of Directors and has served as a Director since Umpqua’s formation in 1999 and as a Director of Umpqua Bank for 30 years. Mr. Ford is President of Roseburg Forest Products, a fully integrated wood products manufacturer located in Roseburg, Oregon. Mr. Ford has over 30 years of management experience with Roseburg Forest Products.
      David B. Frohnmayer, age 65, has served as a Director since Umpqua’s formation in 1999 and as a Director of Umpqua Bank since 1996. Mr. Frohnmayer is the President of the University of Oregon in Eugene, and has served in that capacity since 1994. He is the former Dean of the University of Oregon School of Law and former Attorney General of the State of Oregon. Until December 2003, he served on the board of Tax-Free Trust of Oregon.
      Stephen M. Gambee, age 42, was appointed to the Board in July 2005. He is the President and CEO and a shareholder of Rogue Valley Properties, Inc. and a Managing Member of Rogue Waste Systems LLC, solid waste collection and disposal businesses. Prior to assuming the duties of the family businesses, Mr. Gambee was employed by Robert Charles Lesser & Co./ Hobson & Associates as the Pacific Northwest Director of Consulting.
      Dan Giustina, age 56, serves as Vice-Chair of Umpqua’s Board and has served as a Director since the Centennial Bancorp merger in November 2002. He served as a Director of Centennial Bancorp and Centennial Bank from 1995 to 2002. Mr. Giustina is managing partner of Giustina Resources, which owns and manages timberland, and a member and manager of G Group LLC, which owns and manages residential and commercial real estate. Mr. Giustina is the past Chairman of the University of Oregon Foundation, a board member of the Oregon Forest Industries Council, and serves on the advisory boards of University of Oregon’s Lundquist College of Business and States Industries, Inc.

      Diana E. Goldschmidt, age 58, was appointed as a Director of Umpqua in May 2003 and was elected to the Board in 2004. Since 1999, she has been the owner of Urban Design Works, LLC, a consulting firm in Portland, Oregon. She is also the former Vice Chair of the Oregon Investment Council and previously served on the Advisory Board of Directors for Key Bank of Oregon from 1997 to 2003. In 1999, she served as interim superintendent of the Portland Public School District. Her principal career was spent in the senior human resources and later senior operations executive officer positions of Pacific Power & Light Company and Pacific Telecom, Inc.
      Lynn K. Herbert, age 54, has served as a Director since Umpqua’s formation and as a Director of Umpqua Bank since 1993. Mr. Herbert is General Manager of Herbert Lumber Company in Riddle, Oregon, and has served in that capacity since 1988. Mr. Herbert has over 20 years of management experience with Herbert Lumber Company.
      William A. Lansing, age 60, has served as a Director since December 2001. He previously served as a Director of Independent Financial Network, Inc. and its subsidiary Security Bank from 1991 until its merger with Umpqua in December 2001. Mr. Lansing is President and Chief Executive Officer of Menasha Forest Products Corporation in North Bend, Oregon, and has over 35 years of experience in the forest products industry.
      Theodore S. Mason, age 63, was appointed to the Board in July 2004 and elected in May 2005. Mr. Mason is retired and he was the President and Chief Executive Officer of Humboldt Bancorp from January 1996 to April 2002 and of Humboldt Bank from 1989 to 2000. He served as a director of Humboldt Bancorp from 1996 to 2004 and as a director of Humboldt Bank from 1989 to 2004.
      Diane D. Miller, age 52, was appointed to the Board in July 2004 and elected in May 2005. She has been President of Wilcox, Miller & Nelson an executive search and outplacement firm since August 1986. Ms. Miller served as a director of Humboldt Bancorp and Humboldt Bank from January to July 2004.
      Bryan L. Timm, age 42, was appointed to the Board in December 2004 and elected in May 2005. He is the Vice President, Chief Financial Officer and Treasurer of Columbia Sportswear Company, a global leader in the design, sourcing, marketing, and distribution of active outdoor apparel and footwear. Prior to joining Columbia Sportswear in 1997, Mr. Timm, a CPA, held various financial positions for another Portland based public company, Oregon Steel Mills, Inc. He began his financial career with the international accounting firm of KPMG LLP. The Board has determined that Mr. Timm is independent and qualifies as an audit committee financial expert under applicable regulations.
      Thomas W. Weborg, age 63, was appointed to the Board in July 2004 and elected in May 2005. He is the retired President and Chief Executive Officer of Java City, a wholesale supplier and retailer of coffee-related products and services. Mr. Weborg served on the board of Humboldt Bancorp from November 2000 to July 2004. He was a director of Humboldt Bank from June 2002 to July 2004 and prior to that, chairman of Capitol Valley Bank from 1999 until June 2002.

Executive Officers
      The age (as of March 1, 2006), business experience, and position of our executive officers other than Raymond P. Davis, about whom information is provided above, are as follows:
      Barbara J. Baker, age 56, serves as Executive Vice President — Cultural Enhancement at Umpqua and Umpqua Bank, positions she has held since September 2002. Ms. Baker served as Oregon site executive for IBM’s server division (formerly Sequent Computer Systems, Inc.), where she managed human resources services and programs as well as corporate communications and community relations. Prior to joining Sequent, Ms. Baker served as Vice President of Human Resources for First Interstate Bank (now Wells Fargo).
      Brad F. Copeland, age 57, serves as Senior Executive Vice President and Chief Credit Officer of Umpqua and Umpqua Bank. He has served as Chief Credit Officer since December 1, 2000. Mr. Copeland served as Executive Vice President and Credit Administrator of VRB Bancorp and Valley of

the Rogue Bank from January 1996 until their merger with Umpqua and Umpqua Bank in December 2000.
      David M. Edson, age 56, serves as Executive Vice President of Umpqua and as President Umpqua Bank Oregon, positions he has held since joining Umpqua in October 2002. Prior to that time, he served as President of Bank of America, Idaho. Mr. Edson has over 25 years of experience in banking in the Pacific Northwest including as Executive Vice President for First Interstate Bank and as Chairman, CEO and President of First Interstate Bank of Idaho.
      Ronald L. Farnsworth, age 35, serves as Senior Vice President — Finance of Umpqua, a position he has held since September 2004 and Principal Accounting Officer of Umpqua, a position he has held since March 2005. From January 2002 to September 2004, Mr. Farnsworth served as Vice President — Finance of Umpqua. Mr. Farnsworth served as Chief Financial Officer of Independent Financial Network, Inc. and its subsidiary Security Bank from July 1998 to the time of their acquisition by Umpqua in December 2001.
      William T. Fike, age 58, serves as Executive Vice President of Umpqua and as President — Umpqua Bank California, positions he has held since joining Umpqua in May 2005. Prior to that time, he served as Executive Vice President of Bank of the West in Walnut Creek, California, a position he held since 1999.
      Steven L. Philpott, age 54, serves as Executive Vice President and General Counsel of Umpqua and Umpqua Bank, positions he has held since November 2002. He has served as Corporate Secretary of Umpqua and Umpqua Bank since 2004. Mr. Philpott served as General Counsel for Centennial Bancorp from October 1995 until its merger with Umpqua in November 2002. Prior to that time, he was in private practice in Eugene, Oregon.
      Daniel A. Sullivan, age 54, serves as Executive Vice President and Chief Financial Officer of Umpqua and Umpqua Bank. He has served as Chief Financial Officer of the Company since 1997. Prior to that time, Mr. Sullivan served as Vice President of Finance for Instromedix of Hillsboro, Oregon and as Senior Vice President and Controller for US Bancorp in Portland, Oregon.
Umpqua’s Corporate Governance
      Our Board of Directors believes that its primary role is to ensure that we maximize shareholder value in a manner consistent with legal requirements and the highest standards of integrity. The Board has adopted and adheres to a Statement of Governance Principles, which the Board and senior management believe promote this purpose, are sound and represent the best practices for our Company. We continually review these governance principles and practices in light of Oregon law, Securities Exchange Commission (SEC) regulations, the rules and listing standards of the National Association of Securities Dealers (NASD) as well as best practices suggested by recognized governance authorities.

Statement of Governance Principles and Charters
      Our Statement of Governance Principles and the charter of each of our Board committees can be viewed on our website at www.umpquaholdingscorp.com/corporate governance. Each Board committee operates under a written charter.

Meetings and Committees of the Board of Directors
      The Board of Directors met 5 times during 2005, including a three-day strategic planning retreat. At this annual retreat, the Board and executive management focus on how to best balance the Company’s growth while maintaining Umpqua’s unique culture and commitment to community banking. All Board committees have regularly scheduled meetings except the Nominating Committee, which meets as appropriate, upon the call of its chairman. Board committee chairs call for additional regular and special meetings of their committees, as they deem appropriate. Each director attended at least 75% of the 2005 Board meetings, as well as meetings of committees on which such director served. The Board and each of our Board committees regularly meet in executive session.

      Stephen Gambee became a director in July 2005 and he attended all Board meetings after that date.
      At December 31, 2005, the Board of Directors had seven active Board committees: The Audit and Compliance Committee, the Budget Committee, the Compensation Committee, the Executive/ Governance Committee, the Financial Services Committee, the Loan and Investment Committee, and the Nominating Committee.
      The table below shows current membership information for each Board committee:

C Chairperson V Vice Chair ● Member

Executive/
	Audit and			Governance	Financial	Loan and
	Compliance	Budget	Compensation	Committee	Services	Investment	Nominating

Ronald F. Angell	●			●		C	●
Scott D. Chambers		●	●	●	C		●
Raymond P. Davis		●		●	●	●
Allyn C. Ford				C			C
David B. Frohnmayer	●				●
Stephen M. Gambee		●	●			●
Dan Giustina	C			●			●
Diana E. Goldschmidt	V				V	●
Lynn K. Herbert	●					V
William A. Lansing		C	C	●			●
Theodore S. Mason					●	●
Diane D. Miller	●	V	V
Bryan L. Timm	●	●	●
Thomas W. Weborg		●	●			●

Audit and Compliance Committee
      The Board of Directors has a standing Audit and Compliance Committee that meets with our independent registered public accounting firm to plan for and review the annual audit reports. The Committee meets at least four times per year and is responsible for overseeing our internal controls and the financial reporting process. As of January 1, 2006, the members of the Committee were Directors Giustina (Chair), Angell, Frohnmayer, Goldschmidt (Vice Chair), Herbert, Miller and Timm. Each member of the Committee is independent, as independence is defined under Rule 4200(a)(15) of the listing standards of the NASD. The Board of Directors has adopted an Audit and Compliance Committee Charter, a copy of which is attached to this proxy statement as Appendix B. That charter provides that only independent directors may serve on the Committee. The charter further provides that at least one member shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. The Board of Directors has determined that Bryan L. Timm meets the SEC criteria for an “audit committee financial expert.” The Board of Directors believes that each of the current members of the Committee has education and/or employment experience that provides them with appropriate financial sophistication to serve on the Committee. In 2005, the Audit and Compliance Committee met 12 times, including 5 special meetings. In addition, the Committee previews earnings releases and periodic reports to be filed with the SEC and it often meets by telephone conference to discuss those documents.

Budget Committee
      The Budget Committee reviews and oversees our budgeting process, including the annual operating budget and the capital expenditure budget. It also oversees dividend planning and our stock repurchase programs. Effective January 1, 2006, the members of the Committee were Directors Lansing (Chair), Chambers, Davis, Gambee, Miller (Vice Chair), Timm and Weborg. The Committee meets at least quarterly. In 2005, the Budget Committee met 6 times, including 2 special meeting.

Compensation Committee
      The Compensation Committee carries out the Board’s overall responsibilities with respect to executive compensation, director compensation and review of the Company CEO’s performance. The Committee also oversees administration of the Company’s employee benefit plans. All Committee members are required to meet the NASD and SEC independence and experience requirements. Effective January 1, 2006, the members of the Committee were Directors Lansing (Chair), Chambers, Gambee, Miller (Vice Chair), Timm and Weborg. The Compensation Committee must meet at least quarterly. In 2005, the Committee met 9 times, including 4 special meeting.

Executive/ Governance Committee
      The Executive/ Governance Committee may, subject to a few limitations, exercise all authority of the full Board when the full Board is not in session. This Committee is responsible for the review and oversight of the Company’s strategic planning process, corporate governance, consideration of the Company’s merger and acquisition opportunities and oversight of the Board’s structure. This Committee is comprised of the chairman of the Board, the chair of each Board committee and Umpqua’s CEO. Effective January 1, 2006, the members of the Committee were Directors Ford (Chair), Angell, Chambers, Davis, Giustina and Lansing. This Committee meets at least quarterly. In 2005, the Executive/ Governance Committee met 5 times.

Financial Services Committee
      The Financial Services Committee reviews and oversees the operations of Strand Atkinson Williams & York, Inc. and Umpqua Bank’s Private Client Services division. This Committee serves as Strand’s board of directors, as well as the board of directors of Bancorp Financial Services. Effective January 1, 2006, the members of the Committee were Directors Chambers (Chair), Davis, Frohnmayer, Goldschmidt (Vice Chair) and Mason. This Committee must meet at least quarterly and in 2005, the Committee met 4 times.

Loan and Investment Committee
      The Loan and Investment Committee approves certain loans, approves charge-offs to the loan loss reserve, sets investment and liquidity policies and monitors compliance with those policies and reviews Umpqua’s loan and investment portfolios. Effective January 1, 2006, members of the Committee were Directors Angell (Chair), Davis, Gambee, Goldschmidt, Herbert (Vice Chair), Mason and Weborg. The Loan and Investment Committee meets at least quarterly and in 2005 it met 4 times.

Nominating Committee
      The Nominating Committee proposes nominees for appointment or election to the Board of Directors and conducts searches to fill any vacancy in the positions of President and CEO. The Committee is comprised of the chairman of the Board and the chair of each Board committee. All of the directors serving on the Nominating Committee are independent, as defined in the NASD listing standards. Effective January 1, 2006, the members of the Committee were Directors Ford (Chair), Angell, Chambers, Giustina and Lansing. The Nominating Committee meets as often as it deems appropriate and in 2005, the Committee met 2 times.

Family Relationships
      There are no family relationships among any of the directors or executive officers of the Company.
Nomination Procedures
      Our Statement of Governance Principles describes the qualifications that the Company looks for in its nominees to the board of directors. Directors should possess the highest personal and professional ethics, integrity and values and should be committed to representing the long-term interests of our shareholders. The Board will consider the policy-making experience of the candidate in the major business activities of the Company and its subsidiaries. The Board will also consider whether the nominee is representative of the major markets in which the Company operates. Directors must be willing to devote sufficient time to effectively carry out their duties and responsibilities and must be committed to serve on the Board for at least the term to which they are elected. Nominees should not serve on more than three boards of public companies in addition to the Company’s Board. The Board’s policy provides that no person shall be eligible for election or reelection as a director if that person will reach the age of 70 at the time of that person’s election or reelection, provided that a director who reaches age 70 during his or her term, shall complete the term for which that director was elected.
      A shareholder may recommend a candidate to the Board and that recommendation will be reviewed and evaluated by our Nominating Committee. Our Committee will use the same procedures and criteria for evaluating nominees recommended by shareholders as it does for nominees selected by the Company. Shareholder recommendations for Board candidates should be submitted to the Company’s Corporate Secretary, Steven Philpott at Umpqua Holdings Corporation’s Legal Department, P.O. Box 1560, Eugene, OR 97440.
      In 2005, we received no recommendations for Board candidates from shareholders who do not now sit on our Board except that James Coleman recommended the appointment of Stephen Gambee to the Board at a time when Mr. Coleman was still a member of the Board.

Changes in Nomination Procedures
      There have been no material changes to the procedures by which shareholders may recommend nominee’s to our board of directors since our procedures were disclosed in the proxy statement for the 2005 annual meeting.
Shareholder Communications
      Our directors are active in their respective communities and they receive comments, suggestions, recommendations and questions from shareholders, customers and other interested parties on an ongoing basis. Our directors are encouraged to share those questions, comments and concerns with other directors and with our CEO. Comments and questions directed to our Board should be submitted to the Company’s corporate Secretary, Steven Philpott at Umpqua Holdings Corporation’s Legal Department, P.O. Box 1560, Eugene, OR 97440. These comments will be communicated to the Board at its next regular meeting. No communications of this type were received from shareholders in 2005. The Company has no policy regarding the attendance of directors at the annual meeting of shareholders. Two directors attended the 2005 annual meeting.
Employee Code of Conduct
      The Company has adopted a code of conduct, referred to as the Business Ethics and Conflict of Interest Code. We require all employees to adhere to this code in addressing legal and ethical issues that they encounter in the course of doing their work. This code requires our employees to avoid conflicts of interest, comply with all laws and regulations, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company’s best interest. During 2005, all of our employees were required to certify that they reviewed and understood this code. In addition, all senior management officers were required to certify and disclose any actual or potential conflicts of interest involving them or their affiliates.
      This code provides that our employees may forward confidential or anonymous complaints to our Chief Auditor, who is independent of executive management and who reports directly to our Audit and Compliance Committee. Employees are encouraged to report any conduct that they believe in good faith to be an actual or apparent violation of our Business Ethics and Conflict of Interest Code.
      In addition, the Company has adopted a Code of Ethics for Financial Officers, which applies to our chief executive officer, our chief financial officer, our principal accounting officer, our controller and all other officers serving in a finance, accounting, tax or investor relations role. This code for financial officers supplements our Business Ethics and Conflict of Interest Code and is intended to promote honest and ethical conduct, full and accurate financial reporting and to maintain confidentiality of the Company’s proprietary and customer information.
      A copy of our Business Ethics and Conflict of Interest Code and our Code of Ethics for Financial Officers is posted on our website at http://www.umpquaholdingscorp.com/corporate governance.
Compliance with Section 16 Filing Requirements
      Based solely upon our review of (i) Forms 3, 4 and 5 that we filed on behalf of directors and executive officers, or received from them with respect to the fiscal year ended December 31, 2005, and (ii) their written representations that no Form 5 is required, we believe that all reporting persons made all required Section 16 filings with respect to the 2005 fiscal year on a timely basis, except that due to the Company’s administrative oversight, Ronald Farnsworth was late filing his initial Form 3 following his appointment as principal accounting officer.
Audit and Compliance Committee Report
      The Audit and Compliance Committee of the Board of Directors oversees the accounting, financial reporting and regulatory compliance processes of the Company, the audits of the Company’s financial statements, the qualifications of the public accounting firm engaged as the Company’s independent auditor and the performance of the Company’s internal and independent auditors. The Committee’s function is more fully described in its charter, which the Board has adopted. The Committee reviews that charter on an annual basis.
      The Board annually reviews the Nasdaq listing standards definition of independence for audit committee members and has determined that each member of the Committee meets that standard.
      Management is responsible for the preparation, presentation and integrity of the Company’s financial statements. Management must adopt accounting and financial reporting principles, internal controls and procedures that are designed to ensure compliance with accounting standards, applicable laws and regulations.
      As a Committee, we met with management periodically during the year to consider the adequacy of the Company’s internal controls and the objectivity of its financial reporting. The Committee discussed these matters with the Company’s independent auditors and with appropriate Company financial personnel and internal auditors. The Committee also discussed with the Company’s senior management and independent auditors the process used for certifications by the Company’s Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer, which are required for certain of the Company’s filings with the Securities and Exchange Commission.
      The Committee is responsible for hiring and overseeing the performance of the Company’s independent registered public accounting firm. The Company’s independent registered public accounting firm is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America.

      The Audit and Compliance Committee engaged Deloitte & Touche LLP (“Deloitte”) as the Company’s independent registered public accounting firm, to perform the audit of the Company’s financial statements for the period ending December 31, 2004. Deloitte had been engaged in this capacity for several years, based on the Committee’s review of Deloitte’s performance and independence from management.
      The Committee has adopted a policy to review the engagement of the independent registered public accounting firm at least every five years. In 2005, the Committee reviewed the outside audit firm engagement and invited several major accounting firms to present to the Committee their qualifications for the engagement.
      On August 9, 2005, acting upon the Committee’s prior approval and direction, the Company dismissed Deloitte as the Company’s independent registered public accounting firm and two days later, with the Committee’s prior approval and direction, the Company engaged Moss Adams LLP (“Moss Adams”) as the Company’s independent registered public accounting firm, after reviewing Moss Adams’s qualifications and independence from management. Moss Adams was engaged to audit the Company’s financial statements for the year ending December 31, 2005 and to review the Company’s condensed consolidated financial statement for the periods ending September 30, 2005. In accordance with NASD Rule 4350, Moss Adams is registered as a public accounting firm with the Public Company Accounting Oversight Board.
      The Audit and Compliance Committee reviewed with management and Moss Adams the Company’s audited financial statements for the fiscal year ending December 31, 2005 and met separately with both management and Moss Adams to discuss and review those financial statements and reports prior to issuance. Management has represented, and Moss Adams has confirmed to the Committee, that the financial statements were prepared in accordance with generally accepted accounting principles.
      The Audit and Compliance Committee received from and discussed with Moss Adams the written disclosure and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and SEC Regulation S-X, Rule 2-02. The Committee also discussed with Moss Adams those matters required to be discussed by the Statement on Auditing Standards No. 61 (Communication with Audit Committees) of the Auditing Standards Board of the American Institute of Certified Public Accountants, to the extent applicable. The Committee reviewed audit and non-audit services performed by Moss Adams and discussed with the auditors their independence.
      In reliance on the reviews and discussions referred to above, the Audit and Compliance Committee recommended to the Board of Directors that the Company’s audited financial statements be included in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2005.
      Submitted by the Audit and Compliance Committee:
Dan Giustina (Chair)
Ron Angell
David Frohnmayer
Diana Goldschmidt
Lynn Herbert
Diane Miller
Bryan Timm
Executive Compensation
      The following table sets forth all compensation paid during the last three calendar years to the Chief Executive Officer and the four executive officers (“Named Executive Officers”), other than the Chief Executive Officer, who had the highest total annual salary and bonus in excess of $100,000 in 2005.

Summary Compensation Table

		Annual Compensation			Long Term Compensation

					Awards		Payouts

					Restricted	Securities
				Other annual	stock	Underlying	LTIP	All other
	Year	Salary($)	Bonus($)	compensation	award(s)($)	Options/SAR	Payouts	compensation($)
Name and principal position	(1)	(2)	(3)	($)	(4)	(#)	($)	(5)

Raymond P. Davis	2005	$608,000	$513,000	$18,300	—	75,000	—	$577,623
President and Chief	2004	$446,875	$267,188	$15,330	—	—	—	$925,512
Officer, Executive	2003	$374,339	$195,000	$17,810	—	150,000	—	$321,877
Umpqua Holdings
Corporation/Umpqua Bank
David M. Edson	2005	$275,000	$162,500	$18,060	—	40,000	—	$16,580
Executive Vice President,	2004	$238,500	$150,000	$11,120	—	—	—	$16,330
Umpqua Holdings	2003	$197,313	$79,500	$39,482	$95,050	10,000	—	$47,493	(6)
Corporation President,
Umpqua Bank-Oregon
William T. Fike	2005	$213,076	$120,000	$19,970	—	50,000	—	$7,680
Executive Vice President,
Umpqua Holdings
Corporation President,
Umpqua Bank-California
Daniel A. Sullivan	2005	$265,000	$132,500	$10,752	—	40,000	—	$15,826
Executive Vice	2004	$223,500	$135,000	$8,052	—	—	—	$15,575
President/Chief Financial	2003	$195,989	$78,800	$8,944	$95,050	10,000	—	$13,729
Officer, Umpqua Holdings
Corporation/Umpqua Bank
Brad F. Copeland	2005	$265,000	$166,000	$14,969	—	40,000	—	$15,895
Sr. Executive Vice	2004	$223,000	$135,000	$12,364	—	—	—	$15,646
President/Chief Credit	2003	$189,037	$80,000	$11,295	$95,050	15,000	—	$13,313
Officer, Umpqua Holdings
Corporation/Umpqua Bank

(1)	Mr. Fike commenced employment with the Company on May 12, 2005.

(2)	Includes salary deferred by Mr. Fike pursuant to a deferred compensation plan.

(3)	Includes bonuses paid, or to be paid, during the subsequent year but attributable to the year indicated.

(4)	At December 31, 2005, the value of these 2003 restricted stock awards, if they were fully vested, is $142,650 for Mr. Edson, Mr. Sullivan and Mr. Copeland calculated at $28.53 per share, the closing price on December 30, 2005, for 5,000 shares each. Each of the restricted stock grants vests 1,000 shares per year commencing September 30, 2004.

(5)	Includes amounts contributed to a supplemental (“Top Hat”) non-qualified retirement plan and/or to Umpqua’s 401(k) and Profit Sharing Plan for the executive’s benefit. For Mr. Davis, this also includes the annual accrual for his supplemental retirement plan. See “Supplemental Retirement (Top Hat) Plan” and “Retirement Plan for Mr. Davis” for more information.

(6)	A housing allowance of $35,493 was paid on Mr. Edson’s behalf in 2003.

      The following table itemizes the Other Annual Compensation column in the preceding table, which is the “perquisite” compensation paid in 2005 on behalf of the CEO and the other Named Executive Officers.

						Bank Owned
	Annual Car	Annual Auto	Annual Paid	Annual Club		Life
Executive	Allowance	Use Value	Parking	Memberships	Total	Insurance(1)

Raymond P. Davis	$9,000	$0	$2,700	$6,600	$18,300	Y
David M. Edson	$0	$10,500	$2,700	$4,860	$18,060	Y
William T. Fike	$0	$11,750	$0	$8,220	$19,970	N
Daniel A. Sullivan	$6,000	$0	$2,700	$2,052	$10,752	Y
Brad F. Copeland	$0	$10,500	$0	$4,469	$14,969	Y

(1)	BOLI plans pay $100,000 to the executive’s beneficiary upon the death of the executive

Executive Compensation Plans and Agreements
      We have entered into special agreements with our Named Executive Officers. These agreements are intended to motivate the executives to remain employed by us, to work hard for us, to meet regulatory and compliance objectives and to help the Company achieve financial performance goals set by the Board of Directors.

Employment Agreement with Raymond P. Davis
      Our agreement with Raymond P. Davis, effective July 1, 2003, provides for his employment as President and Chief Executive Officer. It has no specific term and we may terminate his employment at any time for any reason or for no reason at all. However, if we terminate his employment without cause or if he leaves our employ for good reason, as defined in that agreement, he is entitled to a severance benefit equal to twice his base salary just prior to termination and twice his bonus received the prior year. Should Mr. Davis’ employment terminate as a result of a change in control, his employment agreement provides for payment of a severance benefit equal to three years base salary and three times the bonus that he was targeted to receive that year, payable over 36 months. In addition, the Company, or its successor, would be obligated to pay health and welfare benefits for three years following termination. Further, all of Mr. Davis’ unvested stock options would immediately vest and he would receive an additional credit to and vesting under his supplemental executive retirement plan. However, if the sum of the change in control benefits exceed the maximum amount permitted in accordance with Internal Revenue Code section 280G and would result in any portion not being deductible by the Company for federal income tax purposes, the amount of such benefits will be reduced to permit full deductibility.

Retirement Plan for Mr. Davis
      We entered into a Supplemental Executive Retirement Plan with Mr. Davis on July 1, 2003, as amended and restated January 1, 2006, that provides for retirement benefits to be paid to him if he retires on or after June 3, 2011. The Davis SERP also provides for adjusted payments if Mr. Davis is terminated or leaves Umpqua prior to June 3, 2011. The annual retirement benefit payable under the Davis SERP is equal to Mr. Davis’ Final Average Compensation multiplied by the product (not to exceed 60%) of three percent and the number of years of service with Umpqua. Final Average Compensation means the highest three-year average annual total Compensation out of the final five years of employment. Compensation means base salary and cash bonus paid under Mr. Davis’ Employment Agreement and is the same as the salary and bonus reported on the Summary Compensation Table.
      The table below shows the estimated annual pension benefits payable at normal retirement in the Davis SERP, which is a non-qualified defined benefit plan. For the purposes of the Davis SERP and the table below, the table describes the annual benefit payable as a single life annuity beginning at age 62 (17 years of service) and at ages through 65 when he will have been with Umpqua for 20 years. For purposes of the Davis SERP, Mr. Davis had 11.5 years of service as of December 31, 2005. Although not reflected in the table below, the benefits payable under the Davis SERP by us are reduced by the amounts otherwise provided by Social Security and other retirement benefits paid by us.
PENSION PLAN TABLE

	17 Years of	18 Years of	19 Years of	20 or More
Final Average Compensation	Service	Service	Service	Years of Service

$ 570,000	$290,700	$307,800	$324,900	$342,000
$ 710,000	$362,100	$383,400	$404,700	$426,000
$ 850,000	$433,500	$459,000	$484,500	$510,000
$ 990,000	$504,900	$534,600	$564,300	$594,000
$1,130,000	$576,300	$610,200	$644,100	$678,000
$1,270,000	$647,700	$685,800	$723,900	$762,000
$1,410,000	$719,100	$761,400	$803,700	$846,000
      The payout under the Davis SERP is adjusted in the event of a termination with or without cause, based on the vesting schedule set forth below. Had Mr. Davis terminated his employment without cause or had the Company terminated his employment for cause on December 31, 2005, he would have been entitled to receive benefits with a present value of $519,239. Had the Company terminated his employment without cause or had Mr. Davis terminated his employment for good reason on December 31, 2005, he would have been entitled to receive benefits with a present value of $865,399. During 2005, the Company accrued $544,006 with respect to the Davis SERP. In the event of Mr. Davis’ disability or death prior to age 62, he or his estate would be entitled to the full amount the Company had accrued through such date.
DAVIS SERP VESTING SCHEDULE

	Voluntary Termination by	Termination by
	Mr. Davis or	Umpqua Without Cause
	Termination by Umpqua	or by Mr. Davis for
Prior to 12 Months Ended	with Cause(1)	Good Reason(1)

6/30/2004	20%	30%
6/30/2005	25%	40%
6/30/2006	30%	50%
6/30/2007	35%	60%
6/30/2008	40%	80%
6/30/2009	60%	100%
6/30/2010	80%	100%
6/30/2011	90%	100%
Thereafter	100%	100%

(1)	Vesting percentage represents the percentage of the amounts actually accrued by the Company as of that date to which Mr. Davis is entitled, not the percentage of the projected retirement benefit.
      If Mr. Davis is terminated without cause or he terminates his employment for any reason within two years of a change of control in the Company, Mr. Davis is credited with additional years of service equal to one half of the time remaining between his actual years of service and 17, his earliest retirement date at age 62. If there had been a change in control during 2005 and his employment terminated December 31, 2005, Mr. Davis would have been credited with an additional 2.75 years of service, for a total of 14.25 years of service, and his estimated annual benefit commencing at age 62 would have been $342,637, based on a Final Average Compensation of $801,467, which includes Mr. Davis’ 2005 salary and bonus.

Employment Agreements with Other Named Executive Officers
      We have entered into Terms of Employment and Severance Agreements with David M. Edson, Daniel A. Sullivan, Brad F. Copeland and William T. Fike. These agreements expire five years after commencement, but provide for employment at will. However, if we terminate the executive’s employment without cause or if the executive leaves our employ for good reason, as defined in that agreement, the executive is entitled to a severance benefit equal to the greater of (i) nine months of the executive’s base salary or (ii) two weeks for every year of employment, paid over nine months.
      Should the executive’s employment terminate as a result of a change in control, his employment agreement provides for payment of a severance benefit equal to two times base salary and two times the bonus he received the prior year, payable over twenty-four months. In addition, if the executive remains employed for twelve months following a change in control, he will receive a bonus equal to twelve months base salary and 100% of the bonus paid the prior year, payable over twelve months.
      With respect to Mr. Fike, if his employment terminates within six months prior to the Company entering into an agreement that results in a change in control and he is entitled to a severance benefit, he will receive a supplemental benefit equal to fifteen months base salary and two times the bonus he received the prior year, paid over fifteen months.

Supplemental Retirement (“Top Hat”) Plan
      We maintain a non-qualified deferred compensation plan for executive managers selected by the Board. Under the plan eligible executives may defer a portion of their compensation into the plan. The Company may make discretionary matching contributions or other discretionary contributions to the plan. The plan is designed to be administered under Sections 201(2) and 301(a)(3) of the Employee Retirement Income Security Act of 1974.

Deferred Compensation Agreement with Mr. Fike
      On June 13, 2005, the Company entered into a 2005 Executive Deferred Compensation Agreement with William Fike, pursuant to which Mr. Fike is permitted to defer a portion of his annual compensation. The Company has established an account of the deferrals, which will be credited with interest at the end of each year. The interest credited is equal to the 5-year Treasury Constant Maturity as of the last business day of the preceding year.

Incentive Plan for Senior Management
      Effective January 1, 2005, the Company adopted a Performance-Based Executive Incentive Plan. The Plan is administered by the Compensation Committee and it continues in effect until December 31, 2008. In 2005, the Plan provided for bonuses to be awarded to the Chief Executive Officer and our Named Executive Officers upon achievement of performance objectives established by the Compensation Committee for Mr. Davis and individual performance objectives established by Mr. Davis for the other named executives. The plan is designed to tie a significant portion of annual compensation to performance and to provide incentives to executive officers to achieve results tied to important objective business criteria. In addition, incentive compensation is tied to performance goals established by the Compensation Committee for specific divisions and the Company as a whole.
      Each executive is assigned a target bonus, which is a percentage of base salary. Achievement of the target bonus in 2005 was based on the success of the Company and the individual executive in two objective performance areas:

•	Company financial goals based on earnings per share, and

•	supervisory ratings issued by regulatory agencies for the Company and its subsidiaries.
The Company awarded additional incentive amounts based on achievement of subjective leadership and personal goals. Payments of all bonuses are subject to the negative discretion of the Compensation

Committee or by Mr. Davis with respect to the other named executives. Please refer to the Compensation Committee’s Report on Executive Compensation for more information.
      Under section 162(m) of the Internal Revenue Code, the Company is generally prohibited from deducting for federal income tax purposes employee compensation that would otherwise be deductible to the extent that the compensation exceeds $1,000,000 for any covered employee in any fiscal year. However, compensation that is performance-based as defined in the Code is not subject to the deductibility limits. The Plan is intended to ensure that performance-based compensation awarded to the Company’s executives is deductible.

2003 Stock Incentive Plan
      We have a stock incentive plan that was approved by shareholders in 2003. Two million shares of common stock were reserved for issuance under the 2003 plan. The plan is administered by the Board’s Compensation Committee. Under the 2003 plan, non-qualified stock options, incentive stock options and restricted stock grants may be issued to employees and directors of the Company and its subsidiaries as recommended by the Committee and approved by the Board.
      Under the terms of the 2003 plan, awards of stock options and restricted stock grants, when added to options under all other plans, are limited to a maximum of ten percent of the outstanding shares on a fully diluted basis. During 2005, we granted options to purchase 507,500 shares to employees under the 2003 plan and we granted 8,000 shares of restricted stock. As of February 28, 2006, there were a total of 1,237,100 shares in the 2003 plan available for future grants, of which all were immediately available for issuance under the ten percent limitation.

Option and Restricted Stock Grants
Option Grants in 2005

					Potential Realizable Value at
					Assumed Annual Rates of
					Stock Price Appreciation for
	Individual Grants				Option Term

(a)	(b)	(c)	(d)	(e)	(f)	(g)
	Number of	Percentage of
	Securities	Total
	Underlying	Options/SARs	Exercise
	Options/	Granted to	of Base
	SARs	Employees in	Price	Expiration
Name	Granted (#)	Fiscal Year	($/Sh)	Date	5%($)	10%($)

Raymond P. Davis	75,000	14.22%	$24.71	01/02/2015	$1,165,499	$2,953,603
David M. Edson	40,000	7.58%	$23.49	01/20/2015	$590,909	$1,497,480
William T. Fike	50,000	9.48%	$21.95	05/11/2015	$690,212	$1,749,132
Daniel A. Sullivan	40,000	7.58%	$23.49	01/20/2015	$590,909	$1,497,480
Brad F. Copeland	40,000	7.58%	$23.49	01/20/2015	$590,909	$1,497,480
      No restricted stock was granted to the CEO or the Named Executive Officers in 2005.

     Option Exercises
      The following table summarizes stock option exercises by the Chief Executive Officer and the Named Executive Officers during 2005 and the value of unexercised options held by them at December 31, 2005:

	Aggregate Option Exercises in 2005 and Year-End Option Values(1)

			Number of Securities		Value of Unexercised In-the-
			Underlying Unexercised		Money Options at
			Options at Year-End (#)		Year-End ($) (2)
	Shares
	Acquired on	Value	Shares	Shares	Value	Value
	Exercise (#)	Realized (3)	Exercisable	Unexercisable	Exercisable	Unexercisable

Raymond P. Davis	60,000	$1,302,652	181,829	190,000	$2,962,430	$1,360,550
David M. Edson	—	—	19,000	56,000	$236,660	$368,140
William T. Fike	—	—	—	50,000	—	$302,500
Daniel A. Sullivan	10,000	$105,800	69,000	51,000	$1,169,610	$307,640
Brad F. Copeland	—	—	42,630	52,750	$700,821	$316,285

(1)	All share amounts have been adjusted to reflect any stock dividends and stock splits subsequent to the date of grant.

(2)	The value of unexercised in-the-money options is calculated as follows for each grant: (the closing price of Umpqua common stock at December 30, 2005 minus the option exercise price), multiplied by the number of shares subject to the option. On December 30, 2005, the closing price of Umpqua’s common stock was $28.530 per share.

(3)	Based on two exercises by Mr. Davis: (i) 51,595 shares on February 15, 2005 at an exercise price of $2.6956 per share and a closing price of $24.4142 per share and (ii) 8,405 shares on February 16, 2005 at an exercise price of $2.6956 per share and a closing price of $24.25 per share. Based on two exercises by Mr. Sullivan: (i) 5,000 shares on April 21, 2005 at an exercise price of $12.00 per share and a closing price of $22.94 per share and (ii) 5,000 shares on May 2, 2005 at an exercise price of $12.00 per share and a closing price of $22.22 per share.
Director Compensation
      The Board of Directors has adopted a Director Compensation Plan that sets forth the terms and manner in which non-employee directors will be compensated for their service on the Board of Directors and committees of Umpqua and its subsidiaries.
      In December 2005 and January 2006, the Compensation Committee undertook a review of director compensation as compared with a peer group of companies. The Committee looked at director compensation paid by the same peer group of companies that it used for review of the CEO’s compensation.
      In January 2006, the Board of Directors, acting upon a recommendation from the Compensation Committee, increased the Board meeting participation fee from $3,000 to $4,000 per meeting. As of January 2006, each non-employee director receives a quarterly retainer of $2,500, a participation fee of $4,000 for each regular Board meeting and a participation fee of $500 for each committee meeting attended. The Board chair receives a quarterly retainer of $3,000 and a participation fee of $4,500 for each regular Board meeting attended. Committee chairs receive a slightly higher participation fee for chairing their committee meetings; $700 for the Audit and Compliance Committee chair and $600 for the chairs of other committees.
      All director fees are payable in shares of Umpqua Holdings Corporation common stock, purchased periodically on the open market by a brokerage firm for the account of each director with funds provided by the Company. Directors may choose to receive compensation on a deferred basis.
      Under the Plan, director fees are paid quarterly, in arrears, after review of attendance records. Directors may attend committee meetings by teleconference, but they are allowed to attend only one regular Board meeting per year by teleconference and they must be personally present at all other regular Board meetings to receive any meeting participation fee. The Director Compensation Plan also reiterates the directors’ obligations under applicable securities laws, Umpqua’s Insider Trading Policy, and obligates the directors, if requested to do so, to execute a lockup agreement in the event of a firmly underwritten public offering of our securities.
Director Compensation — 2005
      The following table shows the compensation earned in 2005 by each director with respect to each category of compensation. Although each director is paid in Company stock, this table shows the cash contributed by the Company to the Director Compensation Plan to purchase that stock.

		Board	Committee
Name	Retainer	Participation	Participation	Total

Ronald F. Angell	$10,000	$15,000	$9,900	$34,900
Scott D. Chambers	$10,000	$15,000	$7,400	$32,400
Allyn C. Ford	$12,000	$17,500	$3,000	$32,500
David B. Frohnmayer	$10,000	$15,000	$4,500	$29,500
Stephen M. Gambee	$5,000	$9,000	$3,000	$17,000
Dan Giustina	$10,000	$15,000	$10,900	$35,900
Diana E. Goldschmidt	$10,000	$15,000	$9,500	$34,500
Lynn K. Herbert	$10,000	$15,000	$7,000	$32,000
William A. Lansing	$10,000	$12,000	$7,300	$29,300
Theodore S. Mason	$10,000	$15,000	$6,000	$31,000
Diane D. Miller	$10,000	$15,000	$10,000	$35,000
Bryan L. Timm	$10,000	$15,000	$6,500	$31,500
Thomas W. Weborg	$10,000	$15,000	$6,500	$31,500

Compensation Committee Report

REPORT OF THE COMPENSATION COMMITTEE
ON EXECUTIVE COMPENSATION
      The Compensation Committee has several important responsibilities. First, it oversees the administration of the Company’s compensation plans and agreements, including incentive stock option plans, 401(k) and profit sharing plans, supplemental executive retirement plans, BOLI assets and employment/ compensation agreements with the Company’s CEO. In addition, the Committee reviews the performance of the CEO, reviews with the CEO and approves or ratifies the compensation levels of his direct reports and compares the performance of the CEO and his direct reports to Company goals, in order to establish compensation and annual incentives awards. The Committee also evaluates and recommends to the full Board the compensation for Company directors. The Committee is composed entirely of independent non-employee members of the Board of Directors. No former employee of the Company serves on this Committee. The Committee’s activities are governed by a written charter adopted by the Board and reviewed annually by the Committee.
Goals and Principles
      The goal of our executive compensation program is to attract, motivate and retain the highly talented senior managers the Company needs to develop and deliver innovative banking and financial products and services to our customers. The following principles influence the design and administration of our compensation program:

1.	Individual and Company Performance. A significant component of compensation should be related to performance. We believe that an employee’s compensation should be tied to how well the employee’s team and the Company perform against both financial and non-financial goals and objectives. The Board annually establishes the financial goals for the incentive compensation program. Non-financial goals include satisfactory performance on all internal and external regulatory exams and audits and achievement of the personal goals assigned to each executive.

2.	Short-Term and Long-Term Incentives. Incentive compensation should balance short and long term performance. We look to balance the focus of all employees on achieving strong short-term or annual results in a manner that will ensure the Company’s long-term viability and success. Therefore, to reinforce the importance of balancing these perspectives, senior management is regularly provided with both annual and long-term incentives. Participation in long-term incentive programs increases with higher levels of responsibility, as employees in these leadership roles have the greatest influence on the Company’s strategic direction and results over time.

3.	Competitiveness. Compensation levels should be competitive to achieve our goals. The Committee reviews compensation survey data from multiple external sources to ensure that our total compensation program is competitive and sound. The Committee often asks outside counsel to attend its meetings for advice on best practices. All compensation programs are reviewed annually to gauge their effectiveness in attracting and retaining executive management.

4.	Equity Orientation. Our executive officers are expected to be Company shareholders and to maintain a material ownership position in Company stock while they are employed with the Company. We provide our employees at all levels with various methods to become shareholders. We make stock option grants to valued employees from time to time and we make restricted stock grants to employees who are outstanding performers, but not necessarily executives or managers. In addition, we sponsor a 401(k) and profit sharing plan that provides for discretionary matching and profit sharing contributions by the Company to eligible employees. The Company’s plan contributions are made 50% in Company stock and 50% in cash.

5.	Components of Executive Compensation. The basic components of executive compensation are:

•	Annual cash compensation, including base salary and annual incentive payments;

•	Long-term incentive compensation, including stock options and grants of restricted shares;

•	Deferred compensation plans, SERP benefits (for the CEO only) and a supplemental retirement (“top hat”) plan;

•	Competitive fringe benefits, such as group health, life and disability insurance and perquisites.

6.	Annual Cash Compensation.

6.1 Base Salary. The purpose of base salary is to create a secure base of cash compensation for executives that is competitive with the market. Executive salary increases do not necessarily follow a preset schedule or formula; however, the following are considered when determining appropriate salary levels and increases:

•	The individual’s current and sustained performance results and the methods utilized to achieve those results; and

•	Non-financial performance indicators to include strategic developments for which an executive has responsibility (such as product development, expansion of markets, increase in same-store loan or deposit growth and acquisitions) and managerial performance (such as service quality, sales objectives and regulatory compliance).

On an annual basis, at the end of each fiscal year, the Company’s CEO recommends the compensation of individual executive officers reporting to him, as well as the compensation of executive officers covered by NASD Rule 4350, and the Committee reviews that compensation and compares it with market information to ensure that executive compensation is competitive and that the CEO is exercising his discretion appropriately. The Committee reviews, and ratifies or approves, all components of the compensation for executive officers covered by NASD Rule 4350, including salary, bonus, equity and long-term incentive compensation. Based on this review, the Committee found the CEO’s 2006 recommendations for the Named Executive Officers’ total compensation to be appropriate and approved them.

6.2 Annual Incentives. The purpose of annual incentive plans is to provide cash compensation on an annual basis that is at risk and contingent on the achievement of annual business and operating objectives, as well as personal goals and objectives.

Each of the Named Executive Officers (excluding the CEO) was eligible for target incentives in 2005 up to 50% of their base salary. Achievement of the target bonus in 2005 was based on success in three performance areas: (i) corporate financial targets (50%); (ii) leadership and personal goals (35%); and (iii) regulatory and compliance goals (15%).

7.	Long-Term Incentive Compensation. There are two forms of long-term incentives normally granted to our executives: stock options and the award of restricted shares.

•	Stock Options. The purpose of stock options is to provide equity compensation whose value is directly related to the creation of shareholder value and the increase in Company stock price. Stock options provide executives a vehicle (subject to vesting requirements) to increase equity ownership and share in the appreciation of the value of Company stock.

•	Restricted Stock Grants. Restricted stock grants are awarded subject to vesting requirements and, in some cases, subject to the Company achieving predetermined financial goals. Restricted shares serve to help retain key executive talent, as well as retain non-executive employees who make a significant contribution to the Company.

45 employees received option grants in 2005, totaling 507,500 shares. 13 employees received restricted share grants in 2005, totaling 8,000 shares.

8.	Compensation for the Chief Executive Officer. Mr. Davis led the Company to solid financial performance in 2005, a year that also saw the Company’s stock price reach an all-time high. At the same time, Mr. Davis continued to emphasize the Company’s vision and mission, which is to create a unique and memorable banking environment in which our customers perceive the bank as an indispensable partner in achieving their financial goals; our people achieve unparalleled personal and professional success; our shareholders achieve the exceptional rewards of ownership; and our communities benefit from our involvement and investment in their future.

At meetings in December 2005 and January 2006, the Committee reviewed all components of Mr. Davis’s compensation including salary, bonus, equity and long-term incentive compensation, accumulated realized and unrealized stock option, restricted stock gains, SERP plan benefits and various perquisites and other personal benefits. The Committee reviewed tally sheets setting forth the components of Mr. Davis’s compensation prepared by outside counsel, together with tally sheets from peer companies, a compensation review of specified peer financial institutions performed by a nationally recognized third party compensation consultant, as well as salary survey data provided by that consultant. The peer group of companies was selected by the Committee based on recommendations of the compensation consultant. The Committee also looked at the benefits that the CEO would receive pursuant to his employment agreements under various severance and change in control scenarios. Throughout this process, the Committee received advice from the Company’s outside counsel.

Based on this information, the Committee felt that an adjustment to Mr. Davis’s compensation was appropriate. Effective January 1, 2006, Mr. Davis’s base salary increased from $608,000 to $658,000 and his targeted annual incentive remains at 75% of base salary. For 2006, Mr. Davis’s incentive compensation is based on success in three performance areas: corporate financial targets (65%), leadership and personal goals (20%) and regulatory and compliance goals (15%). In addition, effective January 18, 2006, the Committee awarded Mr. Davis a stock option grant of 25,000 shares at the then current market price vesting over a four year period.

9.	Internal Pay Equity. In December 2005 and January 2006, the Committee performed an internal pay equity review of the total compensation paid to the CEO, as compared to the other Named Executive Officers and the CEO’s other direct reports. The Committee commissioned a nationally recognized compensation consultant to survey the compensation paid to the Named Executive Officers by the same peer group of companies that the Committee used to review the CEO’s compensation. That survey demonstrated that the compensation paid to the Named Executive Officers, as compared with the CEO’s compensation (excluding the CEO’s SERP) is in the same percentage range as the peer group companies.

When the Committee considers the compensation payable to the CEO and the other Named Executive Officers the aggregate amounts and mix of all components, including accumulated (realized and unrealized) option and restricted stock gains are taken into consideration.

10.	Performance-Based Executive Incentive Plan. Section 162(m) of the Internal Revenue Code generally disallows federal income tax deductions by publicly traded companies for compensation in excess of $1 million per year paid to those executive officers whose compensation is detailed in the Summary Compensation Table. Under an exception to the general rule of non-deductibility, the $1 million deduction limit does not apply to qualified performance-based compensation. In 2005, the Company’s shareholders approved the Umpqua Holdings Corporation 2005 Performance-Based Executive Incentive Plan (the “2005 Plan”), which the Company believes will qualify the short-term incentive compensation it makes available to its executive officers for the performance-based exception to non-deductibility under Section 162(m). The Committee believes that the Company will not be subject to any Section 162(m) limitations on the deductibility of compensation paid to the Named Executive Officers for fiscal year 2005.

At this time, it is the policy of the Compensation Committee to ensure that all compensation payable to the CEO and the other Named Executive Officers is fully deductible for federal income tax purposes consistent with Section 162(m).

11.	Director Compensation. The Committee’s practice is to engage an outside advisor once every three years to review director compensation paid by a peer group of companies to ensure that the compensation we pay to our directors is competitive given Company performance, Board performance and our community bank philosophy. As noted above, the Compensation Committee recommended increasing director compensation and the Board approved an increase to the Board meeting participation fee by $1,000 per meeting. The Committee reported to the Board that even with this increase in the Board meeting participation fee, total compensation paid to each director is below the median paid by the peer group of companies.
Summary and Conclusions
      The Committee believes the executive compensation policies and programs described in this report serve shareholder interests and the Company. Compensation to executives is aligned with Company performance and individual performance. We will continue to evaluate and, as necessary, update our compensation programs to assure that they remain performance driven, are competitive, serve to retain the best talent and reinforce equity ownership.
      Based on our review, the Committee finds that the aggregate compensation payable to the Company’s CEO and the other Named Executive Officers (including the potential payouts under various severance and change in control scenarios) is reasonable and not excessive.
Submitted by the Compensation Committee:
Bill Lansing (Chair)
Scott Chambers
Stephen Gambee
Diane Miller
Bryan Timm
Tom Weborg

Stock Performance Graph
      The following chart compares the yearly percentage change in the cumulative shareholder return on our common stock during the five fiscal years ended December 31, 2005, with (i) the Total Return Index for The Nasdaq Stock Market (U.S. Companies) (ii) the Standard & Poor’s 500 and (iii) the Total Return Index for Nasdaq Bank Stocks, as reported by the Center for Research in Securities Prices. This comparison assumes $100.00 was invested on December 31, 2000, in our common stock and the comparison indices, and assumes the reinvestment of all cash dividends prior to any tax effect and retention of all stock dividends. Price information from December 31, 2000 to December 30, 2005, was obtained by using the Nasdaq closing price as of the last trading day of each year.

	Period Ending

Index	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05

Umpqua Holdings Corporation	$161.13	$220.02	$252.70	$309.85	$354.26

Nasdaq Bank Stocks	$108.27	$110.84	$142.58	$163.17	$159.40

Nasdaq U.S.	$79.32	$54.84	$81.99	$89.22	$91.12

S&P 500	$86.96	$66.64	$84.22	$91.79	$94.55

Security Ownership of Management and Others
      The following table sets forth the shares of common stock beneficially owned as of April 7, 2006, by each director and each Named Executive Officer, the directors and executive officers as a group and those persons known to beneficially own more than 5% of Umpqua’s common stock.

	Number of Shares
	Beneficially		Percentage
Name and Position	Owned (1)		of Class

Lynn K. Herbert, Director	570,525	(2)	1.28%
Raymond P. Davis, Director, President/ Chief Executive Officer	332,981	(3,4)	*
Allyn C. Ford, Chairman	161,000	(5)	*
Theodore S. Mason, Director	155,151	(6)	*
Ronald F. Angell, Director	131,783	(7)	*
Daniel A. Sullivan, EVP/ Chief Financial Officer	121,280	(8)	*
Dan Giustina, Director	113,107	(9)	*
Brad Copeland, SEVP/ Chief Credit Officer	74,356	(3,10)	*
David Edson, President — Umpqua Bank-Oregon	42,731	(11)	*
Thomas W. Weborg, Director	35,623	(12)	*
William Lansing, Director	32,735	(3)	*
William Fike, President — Umpqua Bank-California	20,158	(13)	*
David Frohnmayer, Director	13,126	(3)	*
Scott Chambers, Director	11,058		*
Stephen M. Gambee, Director	6,202		*
Diana Goldschmidt, Director	5,681		*
Diane D. Miller, Director	4,896	(3)	*
Bryan L. Timm, Director	1,736		*

All directors and executive officers as a group (21 persons)	1,900,971	(2–14)	4.25%

Capital Research and Management Company 333 South Hope Street, 55th Floor, Los Angeles, CA	3,099,700	(15)	6.93%
Select Equity Group, Inc., Select Offshore Advisors, LLC and George S. Loening (combined) 380 Lafayette Street, 6th Floor, New York, NY	3,583,325	(16)	8.01%

*	Less than 1.0%

(1)	Shares held directly with sole voting and investment power, unless otherwise indicated. Shares held in the Dividend Reinvestment Plan have been rounded down to the nearest whole share. Includes shares held indirectly in Director Deferred Compensation Plans, 401(k) Plans and IRAs.

(2)	Includes shares held jointly with his spouse. Also includes shares held as trustee.

(3)	Includes shares held with or by his/her spouse.

(4)	Includes 182,500 shares covered by options exercisable within 60 days.

(5)	Includes 129,643 shares held as Agent for Ford Family Investment Pool.

(6)	Includes 67,517 shares covered by options exercisable within 60 days.

(7)	Includes 20,208 shares covered by options exercisable within 60 days.

(8)	Includes 70,000 shares covered by options exercisable within 60 days.

(9)	Includes 8,510 shares covered by options exercisable within 60 days.

(10)	Includes 52,880 shares covered by options exercisable within 60 days.

(11)	Includes 27,000 shares covered by options exercisable within 60 days.

(12)	Includes 10,227 shares covered by options exercisable within 60 days.

(13)	Includes 10,000 shares covered by options exercisable within 60 days.

(14)	Includes 24,296 shares covered by options exercisable within 60 days.

(15)	This information is taken from a Form 13G filed February 10, 2006 with respect to holdings as of December 31, 2005. The reporting person has disclaimed beneficial ownership pursuant to Rule 13d-1.

(16)	This information is taken from a Form 13G/ A filed February 15, 2006 with respect to holdings as of December 31, 2005.
Equity Compensation Plan Information
      The following table sets forth information about equity compensation plans that provide for the award of securities or the grant of options to purchase securities to employees of Umpqua and its subsidiaries that were in effect at December 31, 2005.

	Equity Compensation Plan Information

	(a)	(b)	(c)
			Number of securities remaining
	Number of securities to be	Weighted-average exercise	available for future issuance
	issued upon exercise of	price of outstanding	under equity compensation
	outstanding options,	options, warrants	plans excluding securities
Plan category	warrants and rights (1)	and rights	reflected in column (a)(2)(3)

Equity compensation plans approved by security holders	1,892,710	$13.41	1,349,780
Equity compensation plans not approved by security holders	0	0	0

Total	1,892,710	$13.41	1,349,780

(1)	Includes 240,575 shares issued under Centennial Bancorp’s stock option plans, having a weighted average exercise price of $7.252 per share at December 31, 2005. Includes 449,345 shares issued under Humboldt Bancorp’s stock option plans, having a weighted average exercise price of $8.1391 per share at December 31, 2005. In connection with mergers, Umpqua assumed Centennial’s and Humboldt’s obligations under their respective stock option plans.

(2)	Includes 3,000 unvested restricted stock award shares under Humboldt Bancorp plans that were assumed in connection with the acquisition of Humboldt Bancorp in July 2004.

(3)	At Umpqua’s 2003 Annual Meeting, shareholders approved the 2003 Stock Incentive Plan. The plan authorized the issuance of 2,000,000 shares of stock through awards of incentive stock options, nonqualified stock options or restricted stock grants; provided awards of stock options and restricted stock grants under the 2003 Stock Incentive Plan, when added to options outstanding under all other plans, are limited to a maximum 10% of the outstanding shares on a fully diluted basis.
Transactions with Directors and Officers
      Many of our directors and officers, their immediate family members and businesses with which they are associated, borrow from and have deposits with Umpqua Bank. All such loans are made in the ordinary course of Umpqua Bank’s business, and on substantially the same terms, including interest rates paid or charged and collateral required, as comparable transactions with unaffiliated persons. The transactions did not and do not involve more than the normal risk of collection or present other unfavorable features to Umpqua Bank.

      As of December 31, 2005, the aggregate outstanding balance of all loans to executive officers, directors, principal shareholders and their businesses was approximately $11.7 million, which represented approximately 1.6% of the consolidated shareholders’ equity at that date. All such loans are currently in good standing and are being paid in accordance with their terms.
Independent Registered Public Accounting Firm
      Moss Adams LLP (“Moss Adams”), independent Certified Public Accountants, audited our consolidated financial statements for the year ended December 31, 2005. One or more representatives of Moss Adams are expected to be present at the annual meeting, will be given the opportunity to make a statement, and will be available to respond to any appropriate questions.
      On August 9, 2005, we informed Deloitte & Touche LLP (“Deloitte”) that Deloitte had been dismissed as the Company’s independent registered public accounting firm effective August 9, 2005, the date Deloitte completed its procedures on our unaudited interim financial statements for the quarter ended June 30, 2005 and with respect to the Form 10-Q in which those financial statements were included.
      Umpqua’s Audit & Compliance Committee (the “Committee”) approved and directed Deloitte’s dismissal, following the Committee’s review of the audit engagement.
      Deloitte’s report for the years ending December 31, 2004 and 2003 contain no adverse opinion or a disclaimer of opinion nor were those reports qualified or modified as to uncertainty, audit scope, or accounting principles.
      During the years ended December 31, 2004 and 2003 and through August 9, 2005 (the “Relevant Period”) there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to Deloitte’s satisfaction, would have caused it to make reference thereto in their reports on the financial statements for such years.
      During the Relevant Period, there were no reportable events as described in Item 304(a)(1)(v) of Regulation S-K (“Reportable Events”) issued by the United States Securities and Exchange Commission (the “Commission”).
      We asked Deloitte to furnish us with a letter addressed to the Commission stating whether or not they agreed with our conclusion that there were no Reportable Events during the Relevant Period. Deloitte provided such a letter dated August 10, 2005, which is included as Exhibit 16.1 to the Registration Statement on Form S-4 of which this joint proxy statement/prospectus is a part.
      On August 10, 2005, we engaged Moss Adams as our independent registered public accounting firm to audit our financial statements for the year ending December 31, 2005 and to review our condensed consolidated financial statements for the periods ending September 30, 2005. The Committee approved and directed our engagement of Moss Adams.
      During the Relevant Period, neither the Company nor (to the Company’s knowledge) anyone acting on behalf of the Company consulted with Moss Adams regarding: (i) the application of accounting principles to a specified transaction (either completed or proposed), (ii) the type of audit opinion that might be rendered on the Company’s financial statements, (iii) any matter that was the subject of a disagreement, as defined in Item 304(a)(1)(iv) of Regulation S-K or (iv) any Reportable Event.

Independent Auditors’ Fees
      The following table shows the amounts billed by Moss Adams in 2005 and Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively the “Deloitte Entities”) in 2004:

	2005	2004
	Moss Adams	Deloitte Entities

	($ in thousands)
Audit Fees(a)	$545		$800
Audit-Related Fees(b)	5		26
All other fees(c)	$5
Tax Fees(d)		$66
Planning and Advising-Tax Fees(e)		22

Total Tax Fees			$88

Total Fees	$555		$914

(a)	Fees for audit services billed in 2005 are:

•	For audit of the Company’s annual financial statements
•	For reviews of the Company’s quarterly financial statements
•	Accrual-basis fees related to the year-end audit, whether paid prior or subsequent to December 31.
      Fees for audit services billed in 2004 consisted of:

•	Audit of the Company’s annual financial statements
•	Reviews of the Company’s quarterly financial statements

(b)	Fees for audit-related services billed in 2005 are:

•	Modified cash-basis fees — represents all billings during the 12-months ended December 31
•	Include fees billed for out of pocket costs
      Fees for audit-related services billed in 2004 consisted of:

•	Due diligence associated with mergers/acquisitions
•	Financial accounting and reporting consultations
•	Employee benefit plan audits
•	Agreed-upon procedures engagements

(c)	All other fees for 2005:

•	Include consulting services regarding implementation of SFAS 123R and attendance at Audit Committee Meetings
•	Modified cash basis fees — represents all billings during the 12 months ended December 31

(d)	Fees for tax services billed in 2004 consisted of tax compliance and tax planning and advice:

•	Tax compliance services are services rendered based upon facts already in existence or transactions that have already occurred to document, compute, and obtain government approval for amounts to be included in tax filings and consisted of:

i.	Federal, state and local income tax return assistance

ii.	Sales and use, property and other tax return assistance

iii.	Assistance with tax return filings in certain foreign jurisdictions

iv.	Research & Development tax credit documentation and analysis for purposes of filing amended returns

v.	Transfer pricing documentation

vi.	Requests for technical advice from taxing authorities

(e)	Tax planning and advice are services rendered with respect to proposed transactions or that alter a transaction to obtain a particular tax result. Such services consisted of:

i.	Tax advice related to structuring certain proposed mergers, acquisitions and disposals

	2005	2004

Memo: Ratio of Tax Planning and Advice Fees and All Other Fees to Audit Fees, Audit-Related Fees and Tax Compliance Fees	0.9%	2.8%
      In considering the nature of the services provided by the independent auditor, the Audit and Compliance Committee determined that such services are compatible with the provision of independent audit services. The Committee discussed these services with the independent auditor and Company management to determine that they are permitted under the rules and regulations concerning auditor independence promulgated by the U.S. Securities and Exchange Commission (the “SEC”) to implement the Sarbanes-Oxley Act of 2002, as well as the American Institute of Certified Public Accountants.
Pre-Approval Policy
      The services performed by Moss Adams for the 2005 audit engagement were pre-approved by the Audit and Compliance Committee at its July 19, 2005 meeting, in accordance with the Committee’s pre-approval policy and procedures. This policy describes the permitted audit, audit-related, tax, and other services (collectively, the “Disclosure Categories”) that the independent auditor may perform. The policy requires that a description of the services (the “Service List”) expected to be performed by the independent auditor in each of the Disclosure Categories be pre-approved annually by the Committee.
      Services provided by the independent auditor during the following year that are included in the Service List were pre-approved following the policies and procedures of the Committee.
      Any requests for audit, audit-related, tax, and other services not contemplated on the Service List must be submitted to the Committee for specific pre-approval and cannot commence until such approval has been granted. Normally, pre-approval is provided at regularly scheduled meetings. However, the authority to grant specific pre-approval between meetings, as necessary, has been delegated to the Chair of the Audit and Compliance Committee. The Chair must update the Committee at the next regularly scheduled meeting of any services that were granted specific pre-approval.
      In addition, although not required by the rules and regulations of the SEC, the Committee generally requests a range of fees associated with each proposed service on the Service List and any services that were not originally included on the Service List. Providing a range of fees for a service incorporates appropriate oversight and control of the independent auditor relationship, while permitting the Company to receive immediate assistance from the independent auditor when time is of the essence.
      The policy contains a de minimis provision that operates to provide retroactive approval for permissible non-audit services under certain circumstances. The provision allows for the pre-approval requirement to be waived if all of the following criteria are met:

1.	The service is not an audit, review or other attest service;

2.	The aggregate amount of all such services provided under this provision does not exceed the lesser of $5,000 or five percent of total fees paid to the independent auditor in a given fiscal year;

3.	Such services were not recognized at the time of the engagement to be non-audit services (to date the SEC has not provided any guidance with respect to determining whether or not a service was “recognized” at the time of the engagement. We believe that the SEC intended the term “recognized” to mean “identified”);

4.	Such services are promptly brought to the attention of the Audit and Compliance Committee and approved by the Audit and Compliance Committee or its designee; and

5.	The service and fee are specifically disclosed in the Proxy Statement as meeting the de minimis requirements.
Other Business
      The board of directors knows of no other matters than those set forth in this document to be brought before the shareholders at the annual meeting. In the event other matters are presented for a vote at the meeting, the proxy holders will vote shares represented by properly executed proxies at their discretion in accordance with their judgment on such matters. At the meeting, management will report on our business and shareholders will have the opportunity to ask questions.
Incorporation by Reference
      The sections in this joint proxy-statement prospectus entitled “Report of Compensation Committee on Executive Compensation”, “Stock Performance Graph” and “Audit and Compliance Committee Report” do not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates any such Reports or the Stock Performance Graph by reference therein.

INCORPORATION OF DOCUMENTS BY REFERENCE
      Umpqua and Western Sierra file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that the companies file at the SEC’s public reference room at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-732-0330 for further information on the operation of the public reference room. Western Sierra and Umpqua public filings are also available to the public from commercial document retrieval services and at the free web site maintained by the SEC at http://www.sec.gov.
      Umpqua has filed a registration statement on Form S-4 to register with the SEC the shares of Umpqua common stock to be issued to Western Sierra shareholders in the merger. This document is a part of that registration statement and constitutes a prospectus of Umpqua and a proxy statement of Umpqua and Western Sierra for the Umpqua annual meeting of shareholders and the Western Sierra special meeting of shareholders.
      The SEC allows Umpqua and Western Sierra to incorporate information into this document by reference to other information that each company has filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document.
      This document incorporates by reference the documents set forth below that Umpqua and Western Sierra have previously filed with the SEC. These documents contain important information about the companies. You should read this document together with the documents incorporated by reference.
Umpqua SEC Filings

1.	Annual Report on Form 10-K for the year ended December 31, 2005.

2.	Current Reports on Form 8-K filed on March 21, 2006; March 10, 2006; March 8, 2006; February 8, 2006; January 25, 2006; and January 4, 2006.

3.	The description of Umpqua common stock contained in the registration statement filed by Umpqua pursuant to Section 12 of the Exchange Act, and any amendment or reports filed for the purpose of updating that description.
Western Sierra SEC Filings

1.	Annual Report on Form 10-K for the year ended December 31, 2005.

2.	Current Reports on Form 8-K filed on February 13, 2006; February 8, 2006; and February 3, 2006.

3.	The description of Western Sierra common stock set forth in the registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating that description.
Western Sierra (File No. 0-25979) and Umpqua (File No. 0-25597) incorporate by reference any documents that they may file under the Exchange Act with the SEC between the date of this document and the dates of their respective shareholder meetings. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.
      Western Sierra has supplied all information contained or incorporated by reference in this document relating to Western Sierra, and Umpqua has supplied all such information relating to Umpqua.
      Documents incorporated by reference are available from the companies without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this document. Umpqua or Western Sierra shareholders may obtain documents incorporated by reference into this document by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Umpqua Holdings Corporation	Western Sierra Bancorp
Michelle Bressman, Investor Relations	Patrick J. Rusnak, Executive Vice President
Umpqua Bank Plaza	and Chief Operations Officer
One SW Columbia Street, Suite 1200	4080 Plaza Goldorado Circle
Portland, OR 97258	Cameron Park, CA 95682
(503) 727-4109	(530) 698-2286
michellebressman@umpquabank.com	prusnak@wsnb.com
      Umpqua and Western Sierra make all of their SEC filings available on their respective web sites — http://www.umpquaholdingscorp.com and http://www.westernsierrabancorp.com.
      If you would like to request documents from either company, please do so by May 16, 2006 to receive them before the shareholder meeting. If you request any incorporated documents from us, we will mail them to you within one business day of your request by first-class mail, or similar means.
      You should rely only on the information contained or incorporated by reference in this document to vote your shares at the shareholder meeting. Umpqua and Western Sierra have not authorized anyone to provide you with information that is different from what is contained in this document.
      This document is dated April 12, 2006. You should not assume that the information contained in this document is accurate as of any date other than that date, and neither the mailing of this document to shareholders nor the issuance of Umpqua common stock in the merger will create any implication to the contrary.

APPENDIX A
AGREEMENT AND PLAN OF REORGANIZATION
by and among
Umpqua Holdings Corporation,
Umpqua Bank,
Western Sierra Bancorp,
Auburn Community Bank,
Central California Bank,
Lake Community Bank, and
Western Sierra National Bank
February 7, 2006

1. Definitions	A-2
2. Mergers	A-5
2.1 Transactions Pursuant to the Holding Company Plan of Merger	A-5
2.2 Transactions Pursuant to the Bank Plans of Merger	A-6
2.3 Exchange Procedures	A-6
2.4 Dissenters’ Shares	A-7
2.5 Anti-Dilution Provision	A-8
2.6 Reservation of Right to Revise Transaction	A-8
3. Directors	A-8
3.1 Election of Director	A-8
3.2 California Divisional Boards	A-8
4. Representations and Warranties of WSB	A-8
4.1 Organization, Existence, and Authority	A-8
4.2 Authorized and Outstanding Stock, Options, and Other Rights	A-9
4.3 Public Reports; Sarbanes-Oxley Compliance	A-9
4.4 Articles of Incorporation, Bylaws, Minutes	A-10
4.5 No Holding Company, Joint Venture, or Other Subsidiaries	A-10
4.6 Shareholder Reports	A-11
4.7 Books and Records	A-11
4.8 Legal Proceedings	A-11
4.9 Compliance with Laws and Regulations	A-11
4.10 Commitments	A-12
4.11 Hazardous Materials	A-12
4.12 Contingent and Other Liabilities	A-13
4.13 No Material Adverse Effects	A-13
4.14 Regulatory Approvals Required	A-13
4.15 Corporate and Shareholder Approval of Agreement, Binding Obligations	A-14
4.16 No Defaults from Transaction	A-14
4.17 Tax Returns	A-14
4.18 Real Property, Leased Personal Property	A-15
4.19 Insurance	A-15
4.20 Intellectual Property	A-15
4.21 Contracts and Agreements	A-16
4.22 Employee Benefits	A-16
4.23 Employment Disputes	A-18
4.24 Reserve for Loan Losses	A-18
4.25 Repurchase Agreement	A-18
4.26 Shareholder List	A-18
4.27 Interests of Directors and Others	A-18
4.28 WSB Disclosure Schedule to this Agreement	A-18
4.29 Brokers and Finders	A-19

A-i

4.30 Bank Secrecy Act; Patriot Act; Transactions with Affiliates	A-19
5. Representations and Warranties of Umpqua	A-19
5.1 Organization, Existence, and Authority	A-19
5.2 Authorized and Outstanding Stock, Options, and Other Rights	A-19
5.3 Public Reports; Sarbanes-Oxley Compliance	A-20
5.4 Articles of Incorporation, Bylaws, Minutes	A-21
5.5 Shareholder Reports	A-21
5.6 Books and Records	A-21
5.7 Legal Proceedings	A-21
5.8 Compliance with Laws and Regulations	A-22
5.9 Hazardous Materials	A-23
5.10 Contingent and Other Liabilities	A-23
5.11 No Material Adverse Effects	A-23
5.12 Regulatory Approvals Required	A-23
5.13 Corporate and Shareholder Approval of Agreement, Binding Obligations	A-24
5.14 No Defaults from Transaction	A-24
5.15 Tax Returns	A-24
5.16 Insurance	A-25
5.17 Contracts and Agreements	A-25
5.18 Reserve for Loan Losses	A-25
5.19 Repurchase Agreement	A-25
5.20 Interests of Directors and Others	A-25
5.21 Umpqua Disclosure Schedule to this Agreement	A-26
5.22 Bank Secrecy Act; Patriot Act; Transactions with Affiliates	A-26
6. Covenants of WSB	A-26
6.1 Certain Actions	A-26
6.2 No Solicitation	A-28
6.3 Filing Reports and Returns, Payment of Taxes	A-28
6.4 Preservation of Business	A-28
6.5 Commercially Reasonable Efforts	A-29
6.6 Updating the WSB Disclosure Schedule	A-29
6.7 Rights of Access	A-30
6.8 Proxy Statement	A-30
6.9 Availability of Reports	A-30
6.10 Shareholder Meeting	A-30
6.11 Title Reports	A-31
6.12 Loan Loss Reserve	A-31
6.13 Agreements and Plans	A-31
6.14 Other Actions	A-31
7. Covenants of Umpqua	A-31
7.1 Certain Actions	A-31
7.2 Filing Reports and Returns, Payment of Taxes	A-31
7.3 Preservation of Business	A-32
7.4 Commercially Reasonable Efforts	A-32
7.5 Updating the Umpqua Disclosure Schedule	A-32

A-ii

7.6 Rights of Access	A-33
7.7 Proxy Statement	A-33
7.8 Shareholder Meeting	A-33
7.9 Listing of Securities	A-33
7.10 Other Actions	A-33
7.11 Appointment of Directors	A-34
7.12 Employee Matters	A-34
7.13 Indemnification of Directors and Officers; D&O Insurance	A-35
7.14 Section 16 Matters	A-36
8. Conditions to Obligations of Umpqua	A-36
8.1 Shareholder Approvals	A-36
8.2 No Litigation	A-36
8.3 No Banking Moratorium	A-36
8.4 Regulatory Approvals	A-36
8.5 Compliance with Securities Laws	A-37
8.6 Other Consents	A-37
8.7 Corporate Documents	A-37
8.8 Continuing Accuracy of Representations and Warranties	A-37
8.9 Compliance with Covenants and Conditions	A-37
8.10 No Material Adverse Effects	A-37
8.11 Certificate	A-37
8.12 Tax Opinion	A-37
8.13 Employee Agreements	A-38
8.14 Director Agreements	A-38
9. Conditions to Obligations of WSB	A-38
9.1 Shareholder Approvals	A-38
9.2 No Litigation	A-38
9.3 No Banking Moratorium	A-38
9.4 Regulatory Approvals	A-38
9.5 Other Consents	A-38
9.6 Corporate Documents	A-38
9.7 Continuing Accuracy of Representations and Warranties	A-38
9.8 Compliance with Covenants and Conditions	A-39
9.9 No Adverse Changes	A-39
9.10 Tax Opinion	A-39
9.11 Certificate	A-39
10. Closing	A-39
11. Termination	A-39
11.1 Procedure for Termination	A-39
11.2 Effect of Termination	A-41
11.3 Documents from WSB	A-42
11.4 Documents from Umpqua	A-42
12. Miscellaneous Provisions	A-42
12.1 Amendment or Modification	A-42
12.2 Public Statements	A-42

A-iii

12.3 Confidentiality	A-42
12.4 Waivers and Extensions	A-42
12.5 Expenses	A-42
12.6 Financial Advisors	A-42
12.7 Binding Effect, No Assignment	A-42
12.8 Representations and Warranties	A-42
12.9 Remedies	A-42
12.10 No Benefit to Third Parties	A-42
12.11 Notices	A-43
12.12 Governing Law	A-43
12.13 Entire Agreement	A-43
12.14 Headings	A-43
12.15 Counterparts	A-43
12.16 Restrictions On Transfer	A-44
12.17 Material Change	A-44
12.18 Survival	A-44
Exhibit A — Holding Company Plan of Merger
Exhibit B — Bank Plan of Merger
Exhibit C — Voting, Non-Competition and Non-Solicitation Agreement
Exhibit D — Rule 145 Affiliate Letter

A-iv

AGREEMENT AND PLAN OF REORGANIZATION
      This Agreement and Plan of Reorganization is entered into effective this 7th day of February, 2006 (this “Agreement”), by and among Umpqua Holdings Corporation (“Umpqua”), Umpqua Bank (“Umpqua Bank”), Western Sierra Bancorp (“WSB”), Auburn Community Bank (“ACB”), Central California Bank (“CCB”), Lake Community Bank (“LCB”) and Western Sierra National Bank (“WSNB”). ACB, CCB, LCB and WSNB are collectively referred to herein as the “WSB Banks”.
RECITALS:
      A. Umpqua is an Oregon corporation, and registered financial holding company, with its executive offices at Umpqua Bank Plaza, Suite 1200, One SW Columbia Street, Portland, Oregon.
      B. Umpqua Bank is an Oregon state-chartered bank, and a wholly owned subsidiary of Umpqua, with its principal office at 445 SE Main Street, Roseburg, Oregon.
      C. WSB is a California corporation, and registered bank holding company, with its executive offices at 4080 Plaza Goldorado Circle, Cameron Park, California.
      D. ACB is a California state-chartered bank, and a wholly owned subsidiary of WSB, with its principal office at 500 Auburn-Folsom Road, Suite 200, Auburn, California.
      E. CCB is a California state-chartered bank, and a wholly owned subsidiary of WSB, with its principal office at 13775-C Mono Way, Sonora, California.
      F. LCB is a California state-chartered bank, and a wholly owned subsidiary of WSB, with its principal office at 805 11th Street, Lakeport, California.
      G. WSNB is a national bank with its principal office at 1 Capitol Mall, Sacramento, California.
      H. The parties desire to enter into a strategic business combination pursuant to the terms of this Agreement.
      I. The respective boards of directors of each of Umpqua, Umpqua Bank, WSB and each of the WSB Banks have determined that it is in the best interests of their respective corporations and shareholders to consummate the applicable Mergers and the other transactions contemplated by this Agreement.
      J. The parties intend that the transactions contemplated hereby shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.
      K. Section 8.13 of the WSB Disclosure Schedule lists those executives who have entered into amended and restated severance, employment and salary continuation agreements in connection with the transactions contemplated hereby.
      L. Each director of WSB, ACB, CCB, LCB and WSNB (other than directors of ACB, CCB, LCB and WSNB who are included in Section 8.13 of the WSB Disclosure Schedule) has, simultaneously with the execution and delivery hereof, executed and delivered to Umpqua a Voting, Non-Competition and Non-Solicitation Agreement substantially in the form of Exhibit C hereto and each director and executive officer of WSB has, simultaneously with the execution and delivery hereof, executed and delivered a Rule 145 Affiliate Letter substantially in the form of Exhibit D attached hereto.

AGREEMENT
      In consideration of the mutual premises, and of the representations and warranties, covenants and agreements herein contained, the parties hereby enter into this Agreement and agree as follows:
      1.     Definitions. For purposes of this Agreement, the following terms shall have the definitions given:

(a) “Agreement” has the meaning set forth in the Preamble.

(b) “Alternative Acquisition Transaction” means any event or series of events pursuant to which a party or its board of directors enters into an agreement or recommends to its shareholders any agreement (other than this Agreement) pursuant to which any Person would (i) merge or consolidate with such party, with the result that the shareholders of such party hold less than 50% of the stock of the surviving entity, (ii) acquire 50% or more of the assets or liabilities of such party or any of its subsidiaries, or (iii) purchase or otherwise acquire (including by merger, consolidation, share exchange or any similar transaction) stock or other securities representing or convertible into 50% or more of the stock of such party or any one or more of its subsidiaries.

(c) “Bank Mergers” means the mergers of each of the WSB Banks with and into Umpqua Bank in accordance with the Bank Plans of Merger.

(d) “Bank Plans of Merger” means each of the Plans of Merger to be executed by Umpqua Bank and each of the WSB Banks and delivered to the Oregon Director and the California Commissioner for filing substantially in the form attached hereto as Exhibit B.

(e) “Benefits Integration” has the meaning set forth in Section 7.12.

(f) “Broker Dealer Reports” means such reports filed by Strand, Atkinson, Williams & York, Inc. with the SEC or with the NASD.

(g) “California Commissioner” means the Commissioner of the California Department of Financial Institutions.

(h) “Call Reports” means the final reports filed by such bank with the FDIC or the OCC, as the case may be.

(i) “CGCL” means the California General Corporation Law.

(j) “COBRA” has the meaning set forth in Section 4.22(e).

(k) “Code” means the Internal Revenue Code of 1986, as amended.

(l) “Confidentiality Agreement” means the confidentiality agreement, dated as of November 15, 2005, by and between Umpqua and WSB.

(m) “Converted Option” has the meaning set forth in Section 2.1.6.

(n) “Core Deposits” means all non-brokered deposits and all time deposits under $100,000 of each of the WSB Banks.

(o) “Dissenters’ Shares” has the meaning set forth in Section 2.1.4.

(p) “Dissenting Shareholder” means any holder of Dissenters’ Shares.

(q) “Effective Date” is the date on which the Articles of Merger for the Holding Company Merger are filed with the Oregon Secretary of State.

(r) “Effective Time” is the time set forth in the Holding Company Plan of Merger at which the Holding Company Merger is effective.

(s) “Employee Benefit Plans” means all benefit and compensation plans, contracts, policies or arrangements covering current or former employees of WSB or any of the WSB Banks and current or former directors of WSB or any of the WSB Banks including, but not limited to, “employee benefit plans” as defined by Section 3(3) of ERISA, and deferred compensation, severance, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans.

(t) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(u) “ERISA Affiliate” has the meaning set forth in Section 4.22.

(v) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and, to the extent the context requires, the rules promulgated thereunder.

(w) “Exchange Agent” has the meaning set forth in Section 2.3.1.

(x) “Exchange Ratio” means 1.61, subject to adjustment in accordance with Section 2.5 and Section 11(e).

(y) “FDIC” means the Federal Deposit Insurance Corporation.

(z) “FHA” means the Federal Housing Administration.

(aa) “FHLMC” means the Federal Home Loan Mortgage Corporation.

(bb) “FNMA” means the Federal National Mortgage Association.

(cc) “FRB” means the Board of Governors of the Federal Reserve System.

(dd) “GAAP” has the meaning set forth in Section 4.3.

(ee) “GNMA” means the Government National Mortgage Association.

(ff) “Hazardous Material” has the meaning set forth in Section 4.11.

(gg) “Holding Company Merger” means the merger of WSB with and into Umpqua at the Effective Time in accordance with the Holding Company Plan of Merger.

(hh) “Holding Company Plan of Merger” means the Plan of Merger to be executed by Umpqua and WSB and delivered together with Articles of Merger to the Oregon Secretary of State and California Secretary of State for filing on the Effective Date substantially in the form attached hereto as Exhibit A.

(ii) “Knowledge” means, as to a party, the actual knowledge of an Officer of such party, and does not include information of which they may be deemed to have constructive knowledge only.

(jj) “Material Adverse Effect” has the meaning set forth in Section 12.17.

(kk) “Material Contracts” has the meaning set forth in Section 4.21.

(ll) “Mergers” means the Holding Company Merger and the Bank Mergers.

(mm) “Minimum Adjustment Price” has the meaning set forth in Section 11.1

(nn) “NASD” means the National Association of Securities Dealers, Inc.

(oo) “New Certificate” has the meaning set forth in Section 2.3.3.

(pp) “OCC” means the Office of the Comptroller of the Currency.

(qq) “Officer” means the individuals listed on Schedule 8.13.

(rr) “Old Certificate” has the meaning set forth in Section 2.3.2.

(ss) “Order” has the meaning set forth in Section 8.2.

(tt) “Oregon Bank Act” means Chapters 706 through 716 of the Oregon Revised Statutes.

(uu) “Oregon Director” means the Director of the Oregon Department of Consumer and Business Services acting by and through the Administration of the Division of Finance and Corporate Securities.

(vv) “PBGC” means the Pension Benefit Guaranty Corporation.

(ww) “Pension Benefit Plan” has the meaning set forth in Section 4.22(c).

(xx) “Permitted Liens” has the meaning set forth in Section 4.18.

(yy) “Person” means any natural person or any other entity, person, or group. For purposes of this definition, the meaning of the term “group” shall be determined in accordance with Section 13(d)(3) of the Exchange Act.

(zz) “Plans of Merger” means the Bank Plans of Merger and the Holding Company Plan of Merger.

(aaa) “Proxy Statement” has the meaning set forth in Section 6.8.

(bbb) “SAWY” means Strand, Atkinson, William & York, Inc., an Oregon corporation.

(ccc) “SBA” means the Small Business Administration of the Department of Commerce.

(ddd) “SEC” means the Securities and Exchange Commission.

(eee) “Securities Act” means the Securities Act of 1933, as amended, and to the extent the context requires, the rules promulgated thereunder.

(fff) “S-4 Registration Statement” has the meaning set forth in Section 6.8.

(ggg) “Umpqua” has the meaning set forth in the Preamble.

(hhh) “Umpqua Bank” has the meaning set forth in the Preamble.

(iii) “Umpqua Common Stock” means shares of common stock, no par value, of Umpqua.

(jjj) “Umpqua Disclosure Schedule” has the meaning set forth in Section 5.

(kkk) “Umpqua Initial Price” has the meaning set forth in Section 11.1.

(lll) “Umpqua Measuring Period” has the meaning set forth in Section 11.1.

(mmm) “Umpqua Measuring Price” has the meaning set forth in Section 11.1.

(nnn) “Umpqua Property” has the meaning set forth in Section 5.9.

(ooo) “Umpqua Public Reports” means the reports and other information required to be filed by Umpqua with the SEC pursuant to the Exchange Act, together with the reports to shareholders required to be delivered by Umpqua to its shareholders pursuant to Exchange Act Rule 14a-3, in each case from and after January 1, 2004.

(ppp) “Umpqua Subsidiary” means, with respect to Umpqua and Umpqua Bank, any entity in which Umpqua or Umpqua Bank owns, directly or indirectly, more than 50% of the voting securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions, other than in such party’s capacity as a fiduciary or a secured party.

(qqq) “VA” means the Veterans Administration.

(rrr) “Welfare Benefit Plan” has the meaning set forth in Section 4.22(a).

(sss) “WSB” has the meaning set forth in the Preamble.

(ttt) “WSB Banks” has the meaning set forth in the Preamble.

(uuu) “WSB Common Stock” means the shares of common stock, without par value, of WSB.

(vvv) “WSB Disclosure Schedule” has the meaning set forth in Section 4.

(www) “WSB Option” has the meaning set forth in Section 2.1.6.

(xxx) “WSB Property” has the meaning set forth in Section 4.11.

(yyy) “WSB Public Reports” means the reports and other information required to be filed by WSB with the SEC pursuant to the Exchange Act, together with the reports to shareholders required to be delivered by WSB to its shareholders pursuant to Exchange Act Rule 14a-3, in each case from and after June 30, 2004.

(zzz) “WSB Stock Plans” has the meaning set forth in Section 2.1.6.

(aaaa) “WSB Subsidiary” means, with respect to WSB, any entity in which WSB owns, directly or indirectly, more than 50% of the voting securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions, other than in such party’s capacity as a fiduciary or a secured party.

(bbbb) “WSB Trust Subsidiaries” means Western Sierra Statutory Trust I, Western Sierra Statutory Trust II, Western Sierra Statutory Trust III and Western Sierra Statutory Trust IV.
      2.     Mergers.
      2.1     Transactions Pursuant to the Holding Company Plan of Merger. Subject to the terms and conditions set forth in this Agreement, on the Effective Date:

2.1.1 WSB shall be merged with and into Umpqua under Oregon law on the terms and conditions set forth in the Holding Company Plan of Merger. The Holding Company Plan of Merger and the Holding Company Articles of Merger shall be filed with the Secretary of State of the State of Oregon to effect the Holding Company Merger and the Secretary of State of the State of California as required under California law.

2.1.2 Umpqua shall be the surviving corporation in the Holding Company Merger. The articles of incorporation and bylaws of Umpqua shall be the articles of incorporation and bylaws of the surviving corporation.

2.1.3 As of the Effective Time, each share of Umpqua capital stock outstanding immediately prior to the Holding Company Merger shall remain outstanding and shall be deemed to be one share of the capital stock of the surviving corporation.

2.1.4 All shares of WSB Common Stock that are “dissenting shares” within the meaning of CGCL § 1300 (“Dissenters’ Shares”) shall not be converted into or represent a right to receive Umpqua Common Stock unless and until such shares have lost their status as dissenting shares under CGCL § 1300, at which time such shares shall be converted into Umpqua Common Stock pursuant to Section 2.1.5.

2.1.5 As of the Effective Time, each outstanding share of WSB Common Stock (other than Dissenters’ Shares) shall be converted into the right to receive the number of shares of Umpqua Common Stock equal to the Exchange Ratio and the right to receive cash in lieu of any resulting fractional shares and any dividend or distribution pursuant to Section 2.3.3. Notwithstanding any other provision of this Agreement, no fractional shares of Umpqua Common Stock will be issued and any holder of shares of WSB Common Stock entitled to receive a fractional share of Umpqua Common Stock but for this sentence shall be entitled to receive a cash payment in lieu thereof, which payment shall be calculated by the Exchange Agent and shall represent such holder’s proportionate interest in a share of Umpqua Common Stock based on the average of the per share closing prices of Umpqua Common Stock as quoted on the NASDAQ Stock Market (as reported in The Wall Street Journal or another authoritative source) for ten full trading days ending on the second trading day prior to the date of the Effective Time.

2.1.6 (a) As of the Effective Time, by virtue of the Holding Company Merger and without any action on the part of any holder of any such option, each outstanding option to acquire WSB Common Stock (each a “WSB Option”) shall be automatically converted into an option to purchase Umpqua Common Stock (each, a “Converted Option”) as follows: (i) the number of shares of

Umpqua Common Stock issuable upon exercise of the Converted Option shall be equal to the product of (A) the number of shares of WSB Common Stock issuable upon exercise of the WSB Option, and (B) the Exchange Ratio; and (ii) the exercise price per share of Umpqua Common Stock shall be equal to the quotient of (A) the exercise price of the WSB Option, divided by (B) the Exchange Ratio. Other than with respect to any WSB Options contractually required to become fully vested upon a change of control of WSB, all other terms and conditions of the Converted Options shall remain the same as the terms and conditions of the WSB Options. With respect to any WSB Option that is an incentive stock option within the meaning of Section 422 of the Code, the foregoing adjustments shall be effected in a manner consistent with Section 424(a) of the Code.

(b) Umpqua shall, as of the Effective Time, assume the obligations of WSB under all plans and agreements pursuant to which a WSB Option has been issued (the “WSB Stock Plans”) and shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Umpqua Common Stock for delivery upon exercise of the Converted Options. Umpqua shall cause the registration of the shares of Umpqua Common Stock subject to the Converted Options to become effective as part of a registration statement on Form S-8, or any successor or other appropriate forms, with respect to the shares of Umpqua Common Stock subject to the Converted Options promptly after the Effective Time; and, thereafter, Umpqua shall deliver to holders of Converted Options any applicable prospectus and shall maintain the effectiveness of such registration statement or registration statements, including the current status of any related prospectus, for so long as the Converted Options remain outstanding.

      2.2     Transactions Pursuant to the Bank Plans of Merger. Subject to the terms and conditions set forth in this Agreement, promptly following the Effective Time:

2.2.1 Each of the WSB Banks will be merged with and into Umpqua Bank in accordance with the provisions of the Oregon Bank Act. The Bank Plans of Merger shall be filed with the Oregon Director for purposes of obtaining a Certificate of Merger.

2.2.2 As of the date set forth in the Certificate of Merger, each of the WSB Banks will merge with Umpqua Bank, with Umpqua Bank being the resulting bank and having its head office in Roseburg, Oregon.

2.2.3 Umpqua Bank’s Articles of Incorporation and Umpqua Bank’s Bylaws and the banking charter of Umpqua Bank in effect immediately before the date set forth on the Certificate of Merger shall be the articles of incorporation, bylaws and banking charter of the resulting bank.
Upon effectiveness of the Bank Mergers, each outstanding share of Umpqua Bank common stock shall remain outstanding as shares of the resulting bank, the holders of such shares shall retain their rights with respect to such shares as in effect prior to the Bank Merger, and each outstanding share of each of the WSB Banks held by WSB will be cancelled.
      2.3     Exchange Procedures.
      2.3.1     Prior to the Effective Date, Umpqua shall appoint an exchange agent reasonably acceptable to WSB for the purpose of exchanging certificates representing shares of WSB Common Stock (other than Dissenters’ Shares) for Umpqua Common Stock as required by Section 2.1 (the “Exchange Agent”). On or about the Effective Date, Umpqua will issue and deliver to the Exchange Agent certificates representing a sufficient number of shares of Umpqua Common Stock issuable in the Holding Company Merger and an estimate of the cash required to make cash payable in lieu of fractional shares and, after the Effective Time, if applicable, any cash and dividends or other distributions of Umpqua Common Stock to be issued or paid pursuant to Section 2.3.3.
      2.3.2     Promptly after the Effective Time, Umpqua shall cause the Exchange Agent to mail to each holder of record of shares (other than holders of Dissenters’ Shares) a notice advising such holders of the effectiveness of the Holding Company Merger, including appropriate transmittal materials specifying that delivery shall be effected, and risk of loss and title to certificates for shares of WSB Common Stock (“Old

Certificates”) shall pass, only upon delivery of the Old Certificates (or affidavits of loss in lieu thereof, as provided in Section 2.3.5) and instructions for surrendering the Old Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent. Upon surrender for cancellation to the Exchange Agent of one or more Old Certificates, accompanied by a duly executed letter of transmittal in proper form, the Exchange Agent shall deliver to each holder of such surrendered Old Certificates new certificates representing the appropriate number of shares of Umpqua Common Stock (“New Certificates”), together with checks for payment of cash in lieu of fractional shares to be issued in respect of the Old Certificates plus any dividends or other distributions that such holder has the right to receive pursuant to the provisions of this Section 2, less any taxes required to be withheld with respect thereto.
      2.3.3     Until Old Certificates have been surrendered and exchanged for New Certificates as herein provided, each outstanding Old Certificate shall be deemed, for all corporate purposes of Umpqua, to represent the number of shares of Umpqua Common Stock into which the shares of WSB Common Stock were exchanged pursuant to Section 2.1.5. All shares of Umpqua Common Stock to be issued pursuant to the Holding Company Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Umpqua in respect of the Umpqua Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions which are declared on Umpqua Common Stock into which shares of WSB Common Stock have been converted after the Effective Date will be paid to persons otherwise entitled to receive the same until the Old Certificates have been surrendered in exchange for New Certificates in the manner herein provided. In no event shall the persons entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions. In the event of a transfer of ownership of shares of WSB Common Stock that is not registered in the transfer records of the WSB, a New Certificate, together with a check for any cash to be paid upon due surrender of the Old Certificate and any other dividends or distributions in respect thereof, may be issued and/or paid to such a transferee if the Old Certificate formerly representing such shares is presented to the Exchange Agent, accompanied by all documents required by Umpqua and the Exchange Agent to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.
      2.3.4     Any Umpqua Common Stock or cash delivered to the Exchange Agent (together with any interest or dividends thereon) and not issued pursuant to this Section 2.3 at the end of twelve months from the Effective Date shall be returned to Umpqua, in which event the persons entitled thereto shall look only to Umpqua for payment thereof.
      2.3.5     Notwithstanding anything to the contrary set forth in this Agreement, if any holder of WSB Common Stock shall be unable to surrender his or her Old Certificates because such certificates have been lost or destroyed, such holder may deliver in lieu thereof a lost stock certificate affidavit and, unless waived, at the sole option of Umpqua or the Exchange Agent, an indemnity bond in customary amount together with a surety, each in a form and substance reasonably satisfactory to Umpqua or the Exchange Agent.
      2.3.6     The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Umpqua Common Stock or WSB Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares of Umpqua Common Stock for the account of the persons entitled thereto.
      2.4     Dissenters’ Shares. Any Dissenting Shareholder who shall be entitled to be paid the fair market value of such shareholder’s shares of WSB Common Stock, as provided in Section 1300 of the CGCL, shall not be entitled to shares of Umpqua Common Stock at the Exchange Ratio in respect thereof unless and until such Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such Dissenting Shareholder’s right to dissent from the Holding Company Merger under the CGCL, and shall be entitled to receive only the payment provided for by Section 1300 of the CGCL with respect to such Dissenters’ Shares.

      2.5     Anti-Dilution Provision. If Umpqua changes or proposes to change the number of shares of Umpqua Common Stock issued and outstanding prior to the Effective Date as a result of a stock split, stock dividend or similar transaction with respect to the outstanding Umpqua Common Stock, or exchanges Umpqua Common Stock for a different number or kind of shares or securities or is involved in any transaction resulting in any of the foregoing, and the record date therefor shall be prior to the Effective Date, the Exchange Ratio shall be proportionately adjusted.
      2.6     Reservation of Right to Revise Transaction. Notwithstanding any provision in this Agreement to the contrary, Umpqua shall have the unilateral right to revise the method of effecting the Bank Mergers, to achieve tax benefits or for any other reason in Umpqua’s sole discretion, including, without limitation, substituting for the Bank Mergers one or more transactions resulting in a purchase of certain assets and assumption of certain liabilities by Umpqua Bank from ACB, CCB, LCB or WSNB; provided, however, that Umpqua shall not have the right, without the prior written approval of WSB, and if required, the approval of the shareholders of WSB, to revise any aspect of the Bank Mergers, which revision would (i) change the amount or nature of the consideration which WSB shareholders are entitled to receive pursuant hereto; (ii) adversely affect the tax treatment of WSB’s shareholders as a result of receiving the consideration pursuant hereto; (iii) materially impede or delay consummation of the Holding Company Merger or the Bank Mergers or other transactions to be consummated pursuant to this Agreement; or (iv) otherwise be materially prejudicial to the interests of the shareholders of WSB.
      3.     Directors.
      3.1     Election of Director. Prior to the Effective Date, WSB shall provide Umpqua with a list of at least six current directors of WSB or any of the WSB Banks who desire to serve on Umpqua’s Board of Directors, one of whom Umpqua will select for appointment to the Umpqua and Umpqua Bank Boards of Directors.
      3.2     California Divisional Boards. Prior to the Effective Date, WSB shall provide Umpqua with a list of current directors of WSB or any of the WSB Banks who desire to serve on an Umpqua Bank California Divisional Board, and Umpqua shall offer at least ten interested directors positions on an Umpqua Bank California Divisional Board. At or immediately after the Effective Date, such persons who have accepted Umpqua’s offer shall be appointed to an Umpqua Bank California Divisional Board.
      4.     Representations and Warranties of WSB.
      Except as disclosed in one or more schedules to this Agreement delivered to Umpqua prior to execution of this Agreement (the “WSB Disclosure Schedule”), WSB represents and warrants to Umpqua as follows:

4.1 Organization, Existence, and Authority. WSB is a corporation duly organized and validly existing under the laws of the State of California and has all requisite corporate power and authority to own, lease, and operate its properties and assets and to carry on its business in the manner now being conducted. Each of LCB, ACB and CCB is a state chartered bank, duly organized, validly existing, and in good standing under the laws of the State of California and has all requisite corporate power and authority to own, lease, and operate its properties and assets and carry on its business in the manner now being conducted. WSNB is a national banking association, duly organized, validly existing, and in good standing under the federal laws of the United States of America and has all requisite corporate power and authority to own, lease, and operate its properties and assets and carry on its business in the manner now being conducted. Each of WSB and the WSB Banks is qualified to do business and is in good standing in every jurisdiction in which such qualification is required except where the failure to so qualify or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to WSB. Western Sierra Statutory Trust I and Western Sierra Statutory Trust II are statutory trusts organized and validly existing under Connecticut law. Western Sierra Statutory Trust III and Western Sierra Statutory Trust IV are statutory trusts organized and validly existing under Delaware law. The WSB Trust Subsidiaries’ activities do not require them to be qualified to do business in any jurisdiction other than Connecticut with respect to Western Sierra Statutory Trust I and Western Sierra Statutory Trust II, and Delaware with respect to Western Sierra Statutory Trust III and Western Sierra Statutory Trust IV. Sentinel Associates, Inc. is a corporation duly organized and validly existing under the laws of the State of California and has all requisite corporate power and authority to own, lease, and operate its properties and assets and to carry on its business in the manner now being conducted. Sentinel Associates, Inc.’s activities do not require it to be qualified to do business in any jurisdiction other than California.

4.2 Authorized and Outstanding Stock, Options, and Other Rights. The authorized capital stock of WSB consists of (i) 10,000,000 shares of preferred stock, without par value, of which no preferred shares are issued or outstanding, and (ii) 10,000,000 shares of common stock, without par value, of which 7,803,590 shares are outstanding as of the close of business on February 6, 2006, all of which are validly issued, fully paid and nonassessable. All outstanding shares of capital stock of the WSB Banks are validly issued, fully paid and nonassessable (other than directors’ qualifying shares) and held by WSB. Other than 565,420 shares of WSB Common Stock issuable upon exercise of WSB Options under WSB Stock Plans, and as disclosed in Section 4.2 of the WSB Disclosure Schedule, no subscriptions, options, warrants, convertible securities or other rights or commitments which would enable the holder to acquire any shares of capital stock or other investment securities of WSB or the WSB Banks, or which enable or require WSB or the WSB Banks to acquire shares of its capital stock or of investments issued by WSB or the WSB Banks from any holder, are authorized, issued or outstanding.

4.3 Public Reports; Sarbanes-Oxley Compliance.

(a) Since June 30, 2004, WSB has timely filed with the SEC all WSB Public Reports required to be so filed, and each of ACB, CCB and LCB have timely filed with the FDIC and the California Commissioner all Call Reports required to be so filed and, until the Effective Date, each of ACB, CCB and LCB will continue to file such reports and furnish copies thereof to Umpqua reasonably promptly thereafter. Since June 30, 2004, WSNB has timely filed with the OCC all Call Reports required to be so filed and, until the Effective Date, will continue to file such reports and furnish copies thereof to Umpqua reasonably promptly thereafter.

(b) The financial statements included in the WSB Public Reports have been and will be prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), consistently applied, and fairly presents the financial position and results of operation of WSB and the WSB Banks on the dates and for the periods covered thereby.

(c) As of their respective dates, all WSB Public Reports and all WSB Banks’ Call Reports complied in all material respects with all requirements applicable to such filing. As of their respective dates, the WSB Public Reports and all WSB Banks’ Call Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(d) Section 4.3 of the WSB Disclosure Schedule lists, and WSB has delivered to Umpqua copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC) effected by WSB or any WSB Subsidiary since June 30, 2004 through the date hereof.

(e) Perry-Smith LLP is, and has been throughout the periods covered by the WSB Public Reports, (a) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002), (b) “independent” with respect to WSB within the meaning of Regulation S-X of the SEC, and (c) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Company Accounting Oversight Board. Section 4.3 of the WSB Disclosure Schedule lists all non-audit services performed by Perry-Smith LLP for WSB and the WSB Subsidiaries since June 30, 2004 through the date hereof.

(f) WSB and the WSB Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate actions are taken with respect to any differences. WSB has implemented “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). WSB’s “disclosure controls and procedures” are reasonably designed to ensure that all information required to be disclosed by WSB in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and regulations of the SEC, and that such information is accumulated and communicated to WSB’s management as appropriate to allow timely decisions regarding required disclosure.

(g) Each WSB Public Report that was required to be accompanied by the certifications contemplated by Item 601 of Regulation S-K was so accompanied, and at the time of filing or submission of each such certification, such certification complied with such item and was accurate in all material respects as of the date of such certificate.

(h) The audit committee of the WSB Board of Directors has established procedures for the receipt, retention and treatment of complaints regarding the accounting, internal accounting controls and auditing matters and the confidential, anonymous submission by employees of WSB of concerns regarding questionable accounting or auditing practices. No attorney representing WSB or any WSB Subsidiary, whether or not employed by WSB or any WSB Subsidiary, has reported “evidence of a material violation” (within the meaning of Part 205 of the Standards of Professional Conduct for Attorneys Appearing and Practicing Before the Commission in the Representation of an Issuer) by WSB or any of its officers, directors, employees or agents to the WSB Board of Directors or any committee thereof, to WSB’s chief legal officer, or to WSB’s chief legal officer and chief executive officer. Section 4.3 of the WSB Disclosure Schedule lists all investigations conducted prior to the date hereof regarding any reported “evidence of a material violation” by WSB or any of its officers, directors, employees or agents and all WSB audit committee investigations conducted prior to the date hereof of complaints by WSB employees regarding accounting, internal accounting controls, or auditing matters.

(i) WSB is in compliance in all material respects with all current listing and corporate governance requirements of the NASDAQ National Market, and is in compliance in all material respects with the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC.

4.4 Articles of Incorporation, Bylaws, Minutes. The copies of WSB’s Articles of Incorporation, WSB’s Bylaws, the WSB Banks’ respective Articles of Incorporation or Articles of Association and the WSB Banks’ respective Bylaws delivered to Umpqua are true and correct copies of such documents, each as amended and restated as of the date hereof. WSB is not in violation of any provision of WSB’s Articles of Incorporation or WSB’s Bylaws. None of the WSB Banks are in violation of any provision of their respective Articles of Incorporation, Articles of Association or Bylaws. WSB has delivered to Umpqua copies of the minute books of WSB and the WSB Banks from January 1, 2004 through the date hereof. The minute books of WSB and the WSB Banks, including those that will be made available to Umpqua for its review, contain minutes of all meetings and all consents evidencing actions taken without a meeting by its Board of Directors (and any committees thereof) and by its shareholders and such minutes and consents are accurate in all material respects.

4.5 No Holding Company, Joint Venture, or Other Subsidiaries. Other than as to WSB with respect to the WSB Banks, no corporation or other entity is registered or, to the Knowledge of WSB or the WSB Banks, is required to be registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, because of ownership or control of WSB or the WSB Banks.

Except for WSB with respect to the WSB Banks and WSB Trust Subsidiaries, neither WSB nor the WSB Banks, directly or indirectly, beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations of the SEC thereunder) any shares of capital stock of any other corporation or entity, other than shares held in a fiduciary or custodial capacity in the ordinary course of business, and shares representing less than five percent of the outstanding shares of such corporation acquired in partial or full satisfaction of debts previously contracted. None of WSB, ACB, CCB, LCB or WSNB is a part of or has any ownership interest in any joint venture, limited liability company, or general or limited partnership, or a member of any unincorporated association.

4.6 Shareholder Reports. WSB has delivered to Umpqua copies of all of WSB’s and the WSB Banks’ reports and other written communications to shareholders since January 1, 2005, including all proxy statements and notices of shareholder meetings, to the extent such reports and communications have not been filed with any or do not consist of WSB Public Reports. Until the Effective Date, WSB will deliver to Umpqua copies of all future written communications reasonably promptly after WSB first sends such materials to its shareholders.

4.7 Books and Records. The books and records of WSB and the WSB Banks accurately reflect in all material respects the transactions and obligations to which it is a party or by which it or its properties are bound or subject. Such books and records comply in all material respects with applicable legal, regulatory and accounting requirements.

4.8 Legal Proceedings. Section 4.8 of the WSB Disclosure Schedule lists, as of the date hereof, all actions, suits, proceedings, claims or governmental investigations pending or, to the Knowledge of WSB, threatened against or affecting WSB or any WSB Subsidiary before any court, administrative officer or agency, other governmental body, or arbitrator that, if determined adversely to WSB or any WSB Subsidiary, would reasonably be likely to result individually in an adverse award in excess of $100,000. Except for regulatory examinations conducted in the normal course of regulation of WSB and the WSB Banks, there are no actions, suits, proceedings, claims or governmental investigations pending or, to the Knowledge of WSB, threatened against or affecting WSB or any WSB Subsidiary before any court, administrative officer or agency, other governmental body, or arbitrator that, if determined adversely to WSB or any WSB Subsidiary, would reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to WSB or to materially hinder or delay the consummation of the transactions contemplated by this Agreement.

4.9 Compliance with Laws and Regulations. Except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to WSB:

(a) The conduct by each of WSB and the WSB Banks of its respective business and the operation of the properties or other assets owned or leased by it does not violate or infringe any domestic laws, statutes, ordinances, rules or regulations or, to the Knowledge of WSB, any foreign laws, statutes, ordinances, rules or regulations including, but without limitation, every local, state or federal law or ordinance, and any regulation or order issued thereunder, now in effect and applicable to it governing or pertaining to fair housing, anti-redlining, equal credit opportunity, truth-in-lending, real estate settlement procedures, fair credit reporting and every other prohibition against unlawful discrimination in residential lending, or governing consumer credit, including, but not limited to, the Community Reinvestment Act, the Consumer Credit Protection Act, Truth-in-Lending Act, Regulation Z promulgated by the FRB, and the Real Estate Settlement Procedures Act of 1974.

(b) All loans, leases, contracts and accounts receivable (billed and unbilled), security agreements, guarantees and recourse agreements, of WSB or any of the WSB Banks, as held in their respective portfolios or as sold with recourse into the secondary market since January 1, 2003, represent and are valid and binding obligations of their respective parties and debtors, enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Each of them has been executed and delivered in compliance, in form and substance, with any and all federal, state or local laws applicable to WSB or any of the WSB Banks, or to the other party or parties to the contract(s) or commitment(s), including without limitation the Truth-in-Lending Act, Regulations Z and U of the FRB, laws and regulations providing for nondiscriminatory practices in the granting of loans or credit, applicable usury laws, and laws imposing lending limits; and all such contracts or commitments have been administered in compliance with all applicable federal, state or local laws or regulations.

(c) All Uniform Commercial Code filings, or filings of trust deeds or mortgages, or of liens or other security interest documentation that are required by any applicable federal, state or local governmental laws and regulations to perfect the security interests referred to in any and all of such documents or other security agreements have been made, and all security interests under such deeds, documents or security agreements have been perfected, and all contracts related to such filings and documents have been entered into or assumed in full compliance with all applicable material legal or regulatory requirements.

(d) All loan files of each of the WSB Banks are complete and accurate in all material respects and have been maintained in accordance with good banking practice.

(e) All notices of default, foreclosure proceedings or repossession proceedings against any real or personal property collateral have been issued, initiated and conducted by the WSB Banks in material formal and substantive compliance with all applicable federal, state or local laws and regulations, and no loss or impairment of any material security interest, or exposure to meritorious lawsuits or other proceedings against WSB or any of the WSB Banks with respect to any such material security interest, has been or will be suffered or incurred by WSB or any of the WSB Banks.

(f) Neither WSB nor any of the WSB Banks is in material violation of any applicable services or any other requirements of the FHA, VA, FNMA, GNMA, FHLMC, SBA or any private mortgage insurer which insured or guaranteed any loans owned by WSB or WSB Banks or as to which either has sold to other investors, and with respect to such loans none of WSB or WSB Banks has done or failed to do, or caused to be done or omitted to be done, any act the effect of which act or omission impairs or invalidates (i) any FHA insurance or commitments of the FHA to insure, (ii) any VA guarantee or commitment of the VA to guarantee, (iii) any SBA guarantees or commitments of the SBA to guarantee, (iv) any private mortgage insurance or commitment of any private mortgage insurer to insure, (v) any title insurance policy, (vi) any hazard insurance policy, or (vii) any flood insurance policy required by the National Flood Insurance Act of 1968, as amended.

(g) Neither WSB nor any of the WSB Banks has knowingly engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any margin stock.

4.10 Commitments. Section 4.10 of the WSB Disclosure Schedule sets forth a list of each outstanding commitment, including outstanding letters of credit, repurchase agreements and unfunded agreements to lend of each of the WSB Banks, as of February 3, 2006, in an amount of $250,000.00 or more.

4.11 Hazardous Materials. To the Knowledge of WSB, and except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to WSB, neither WSB nor any of the WSB Banks, nor any other person having an interest in any property which WSB or any of the WSB Banks owns or leases, or has owned or leased, or in which either holds any security interest, mortgage, or other liens or interest including but not limited to as beneficiary of a deed of trust (“WSB Property”), has engaged in the generation, use, manufacture, treatment, transportation, storage (in tanks or otherwise), or disposal of Hazardous Material on or from such WSB Property. To the Knowledge of WSB, and except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to WSB, there has been no: (i) presence, use, generation, handling, treatment, storage, release, threatened release, migration or disposal of Hazardous Material on an WSB Property; (ii) condition that could result in any use, ownership or transfer restriction; or (iii) condition of nuisance on or from such WSB Property. During the past six years, neither WSB nor any of the WSB Banks has received any written notice of a condition that could reasonably be expected to give rise to any private or governmental suit, claim, action, proceeding or investigation against WSB, any of the WSB Banks, any such other person or such WSB Property as a result of any of the foregoing events or has Knowledge of any condition that could reasonably be expected to give rise to any such material private or governmental suit, claim, action, proceeding or investigation. “Hazardous Material” means any substance that is (A) listed, classified or regulated pursuant to any Environmental Law; (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material or radon; and (C) any other substance which may be the subject of regulatory action by any government entity in connection with any Environmental Law. “Environmental Law” means any federal, state, local or foreign statute, law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (A) the protection, investigation or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Material or (C) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Material.

4.12 Contingent and Other Liabilities. Section 4.12 of the WSB Disclosure Schedule is a list, to the Knowledge of WSB and as of the date hereof, of all contingent and other liabilities reasonably expected to be in excess of $100,000 which are not set forth or reflected in other sections of the WSB Disclosure Schedule, in the WSB Public Reports or in the WSB Banks’ Call Reports. Except as set forth in any financial statements (including the notes thereto) included in any WSB Public Reports, neither WSB nor any of the WSB Banks has any obligations or liabilities of any nature (whether accrued, absolute, contingent or otherwise) which would reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to WSB.

4.13 No Material Adverse Effects. Since September 30, 2005 through the date hereof, (a) there has been no event or occurrence that would reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to WSB; (b) no cash, stock or other dividends, or other distributions with respect to capital stock, have been declared or paid by WSB or WSB Banks, nor has WSB or any of the WSB Banks purchased or redeemed any of its shares or shares of a Subsidiary or other affiliate; and (c) there has not been any damage, destruction or loss (whether or not covered by insurance) materially and adversely affecting any asset material to WSB or any of the WSB Banks. Since September 30, 2005 through the date hereof, neither WSB nor any of the WSB Banks have sold any investment securities at a gain except as necessary to provide liquidity, consistent with past practices.

4.14 Regulatory Approvals Required. The nature of the business and operations of WSB and each of the WSB Banks does not require any approval, authorization, consent, license, clearance or order of, any declaration or notification to, or any filing or registration with, any governmental or regulatory authority in order to permit any of them to perform their obligations under this Agreement, or to prevent the termination of any material right, privilege, license or agreement of WSB or any of the WSB Banks, or any material loss or disadvantage to their business, as a result of consummation of the Holding Company Merger or Bank Mergers, except for:

(a) approval from, or waiver of jurisdiction by, the Oregon Director, FDIC and California Commissioner of the Bank Mergers;

(b) approval from, or waiver of jurisdiction by, the FRB of the Holding Company Merger;

(c) filing of the Holding Company Plan of Merger and Articles of Merger with the Oregon Secretary of State and California Secretary of State; and

(d) filing and effectiveness of a registration statement of which the Proxy Statement is a part, under the Securities Act.

As of the date hereof, WSB has no Knowledge of any reason why the approvals set forth in this Section 4.14 and in Section 8.4 will not be received without the imposition of a condition, restriction or requirement of the type described in Section 8.4.

4.15 Corporate and Shareholder Approval of Agreement, Binding Obligations. WSB and each of the WSB Banks each has all requisite corporate power to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement, and the transactions contemplated hereby, have been duly authorized by the Board of Directors of each of WSB and each of the WSB Banks. No other corporate action on the part of WSB or any of the WSB Banks other than shareholder approval is required to authorize this Agreement or the Holding Company Plan of Merger or Bank Plans of Merger or the consummation of the transactions contemplated thereby. This Agreement has been duly executed and delivered by WSB and each of the WSB Banks, and assuming the accuracy of Umpqua’s representations and warranties, constitutes the legal, valid and binding obligation of each of them enforceable against each of them in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

4.16 No Defaults from Transaction. Subject to compliance with the matters referred to in Section 4.14 and Section 4.21 of the WSB Disclosure Schedule, neither the execution, delivery and performance of this Agreement and the Holding Company Plan of Merger or Bank Plans of Merger by WSB and each of the WSB Banks, as the case may be, nor the consummation of the transactions contemplated thereby will conflict with, result in any material breach or violation of, or result in any default or any acceleration of performance under, or will result in the declaration or imposition of any lien, charge or encumbrance upon any of the assets of WSB or any of the WSB Banks under, any of the terms, conditions or provisions of (a) WSB’s Articles of Incorporation, WSB’s Bylaws, each of the WSB Banks’ respective Articles of Incorporation or Articles of Association and each of the WSB Banks’ respective Bylaws, (b) any statute, regulation or existing order, writ, injunction or decree of any court or governmental agency, or (c) any contract, agreement or instrument to which any of WSB or the WSB Banks is a party or by which any of WSB or the WSB Banks is bound, except in the case of clauses (b) and (c) as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to WSB or to materially hinder or delay the consummation of the transactions contemplated by this Agreement.

4.17 Tax Returns. WSB and each WSB Subsidiary have filed all material federal, state and other income, franchise or other tax returns, required to be filed by them; each such return is complete and accurate in all material respects; and all taxes and related interest and liabilities to be paid in connection therewith have been paid or adequate reserve has been established for the timely payment thereof. WSB and each of the WSB Banks have timely and accurately filed all material currency transaction reports required by the Bank Secrecy Act, as amended, and have timely and accurately filed all material required information returns and reports, including without limitation Forms 1099. WSB has not received notice of any federal, state or other income, franchise or other tax assessment or notice of a deficiency to date which has not been paid or for which adequate reserve has not been provided, and the Officers of WSB and each WSB Bank have no Knowledge of any pending or threatened (in writing) audit or investigation of WSB or any of the WSB Banks with respect to any tax liabilities. There are currently no agreements in effect with respect to WSB or any of the WSB Banks to extend the period of limitations for assessment or collection of any tax. WSB has delivered to Umpqua true and correct copies of WSB’s and any of the WSB Banks’

unconsolidated or uncombined federal and state income or franchise tax returns for the years 2003 and 2004.

4.18 Real Property, Leased Personal Property. Section 4.18 of the WSB Disclosure Schedule includes a list of all real property owned or leased by WSB or any of the WSB Banks as present, former or future bank premises and all real property held as of the date hereof as other real estate owned. Except for disposition of other real estate owned in the ordinary course of business, WSB or the WSB Banks will own all of such real property, presently owned, on the Effective Date. All owned real property reflected in the WSB Public Reports or the WSB Banks’ Call Reports as of September 30, 2005 is included in that schedule. The leases pursuant to which WSB or any of the WSB Banks leases real property and material personal property, copies of which have also been delivered to Umpqua, are the legal, valid and binding obligation of WSB or the applicable WSB Bank, enforceable against such entity in accordance with its terms, and, to the Knowledge of WSB, are the legal, valid and binding obligation of the other party thereto, enforceable against such entity in accordance with its terms, in each case subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles valid, and neither WSB nor the applicable WSB Bank nor, to the Knowledge of WSB, the other party thereto is in material default, and no event has occurred that would, with the giving of notice, lapse of time or both, constitute a material default under such leases. No material waiver or indulgence has been granted by any landlord under any such leases. All real and material personal property owned by WSB or any of the WSB Banks is free of any adverse claims, except for (1) statutory liens not yet delinquent which are being contested in good faith by appropriate proceedings, and liens for taxes not yet due, for which WSB maintains reserves as required by GAAP consistently applied with the WSB Public Reports, (2) pledges of assets in the ordinary course of business to secure public deposits, (3) defects and irregularities of title and encumbrances that do not materially impair the use thereof for the purposes for which they are held, (4) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carriers’ and other similar liens, for sums not yet delinquent or which are being contested in good faith by appropriate proceedings, arising in the ordinary course of business for which WSB maintains reserves as required by GAAP consistently applied with the WSB Public Reports and (5) adverse claims with respect to properties and assets the loss of which would not reasonably be expected to have, individually or in the aggregate, have a Material Adverse Effect with respect to WSB (“Permitted Liens”). All buildings and structures on the real property, the equipment located thereon, and the real and personal property leased by WSB or any of the WSB Banks, are in all material respects in good operating condition and repair (ordinary wear and tear excepted). WSB and the WSB Banks have good and marketable title to all of their owned real and personal property, subject to no mortgages, pledges, encumbrances, liens or charges of any kind, except for Permitted Liens.

4.19 Insurance. For each of the past three years and continuing through the date hereof, WSB and each of the WSB Banks have insured their business and real and personal property against all risks of a character usually insured against, including but not limited to financial institution bond, directors and officers liability, property and casualty and commercial liability insurance, with customary amounts of coverage, deductibles and exclusions by reputable insurers authorized to transact insurance in the State of California and such other jurisdictions where they do business or own property. WSB and each of the WSB Banks are in material compliance with all existing insurance policies and have not failed to give timely notice of, or present properly, any material claim thereunder of which WSB has Knowledge. Section 4.19 of the WSB Disclosure Schedule includes a list of all insurance policies in force as of the date hereof with respect to WSB’s and each of the WSB Banks’ business and real and personal property.

4.20 Intellectual Property. WSB and each of the WSB Banks own or have valid licenses to use all patents, trademarks, copyrights, software or trade names which they consider to be material to their business taken as a whole, and have not received written notice of infringement or violation of any patent, trademark, copyright or trade name which would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect with respect to WSB.

4.21 Contracts and Agreements. Section 4.21 of the WSB Disclosure Schedule is a list of (i) all existing oral or written contracts, agreements or leases to which WSB or any of the WSB Banks is a party or to which any of their properties are subject that individually or together with all related existing oral or written contracts, agreements or leases that involve a commitment of WSB or any of the WSB Banks in excess of $100,000, except for any contracts or agreements entered into with its customers in the ordinary course of business, and (ii) all oral or written agreements, contracts or leases with current officers and directors and any persons who have been an officer or director within the past three years of WSB or any of the WSB Banks, other than documentation regarding deposits and documentation regarding loans that are fully performing in accordance with their terms, which terms are no more favorable than those available to unaffiliated parties made at or about the same time (collectively, “Material Contracts”).

Neither WSB nor any of the WSB Banks is in material default or breach, and there has not occurred any event which with notice or lapse of time would constitute a material breach or default by any such entity, under any Material Contract, and to the Knowledge of WSB, no other party thereto is in material default thereof. No consent or approval by the other parties to any Material Contract is required by reason of this Agreement to maintain such oral or written contracts, agreements or leases in effect.

4.22 Employee Benefits.

(a) Each Employee Benefit Plan sponsored or maintained by WSB, or any entity which is considered one employer with WSB as determined under Section 414(b), (c), (m) or (o) of the Code (“ERISA Affiliate”), is disclosed in the WSB Disclosure Schedule. Neither WSB nor any ERISA Affiliate maintains nor sponsors any other pension, profit sharing, thrift, savings, bonus, retirement, vacation, life insurance, health insurance, severance, sickness, disability, medical or death benefit plans, whether or not subject to ERISA. There are no other compensation, employment, stock options, stock purchase agreements, life, health, accident or other insurance, bonus, deferred or incentive compensation, change-in-control, severance or separation, profit sharing, retirement, or other employee fringe benefit policies or arrangements of any kind that could result in the payment to any current or former employees, consultants or any of their beneficiaries of WSB or any of the WSB Banks of any money or other property. The only “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) sponsored or maintained by WSB or any ERISA Affiliate, or to which WSB or any ERISA Affiliate contributes (“Welfare Benefit Plan”) or are required to contribute, are as set forth Section 4.22 of the WSB Disclosure Schedule.

(b) There are no employment contracts entered into by WSB or any of the WSB Banks and no other deferred compensation contracts, agreements, arrangements or commitments maintained or agreed to by either of them that provides for or could result in the payment to any WSB, ACB, CCB, LCB, WSNB employee or former employee of any money or other property rights, in either case in an amount that would be material, or that would accelerate the vesting or payment of such amounts or rights to any employee as a result of the transactions contemplated herein. No such payment or acceleration set forth in Section 4.22 of the WSB Disclosure Schedule would constitute an “excess parachute payment” within the meaning of Code Section 280G.

(c) Neither WSB nor any ERISA Affiliate has maintained a single-employer pension benefit plan that is subject to title 1, subtitle B, part 3 of ERISA within six years of the date hereof (each, a “Pension Benefit Plan”). With respect to any such Pension Benefit Plan, the amount of liability for any contribution paid or owing with respect to such Pension Benefit Plan for the last or current plan year and the plan year in which the Effective Date occurs will be provided as Section 4.22 of the WSB Disclosure Schedule within two business days. Under each Pension Benefit Plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such Pension Benefit Plan’s most recent actuarial valuation), did not exceed the then current value of the assets of such Pension Benefit Plan, and there has been no material change in the financial condition, whether or not as a result of a change in the funding method, of such Pension Benefit Plan since the last day of the most recent plan year.

(d) WSB and, to the Knowledge of WSB, all persons having fiduciary or other responsibilities or duties with respect to any Employee Benefit Plan, are, and have since inception been, in substantial compliance in all material respects with, and each such Employee Benefit Plan is and has been operated substantially in accordance with its provisions and in compliance with the applicable laws, rules and regulations governing such Employee Benefit Plan, including, without limitation, the rules and regulations promulgated by the Department of Labor, the Pension Benefit Guaranty Corporation and the Internal Revenue Service under ERISA or the Code. Each Pension Benefit Plan and any related trust agreements or annuity contracts (or any other funding instruments) substantially comply both as to form and operation, with the provisions of ERISA and the Code (including Section 410(b) of the Code relating to coverage), where required in order to be tax-qualified under Section 401(a) or 403(a) or other applicable provisions of the Code, and all other applicable laws, rules and regulations; all material governmental approvals for the Employee Benefit Plans have been obtained; and a favorable determination or opinion as to the qualification under the Code of each Pension Benefit Plan described in Section 4.22 of the WSB Disclosure Schedule has been made or given by the Internal Revenue Service covering all tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or such letter or opinion has been applied for within the applicable remedial amendment period under Section 401(b) of the Code. No Employee Benefit Plan or Pension Benefit Plan is a “multi-employer pension plan,” as such term is defined in Section 3(37) of ERISA. To the Knowledge of WSB, all contributions or other amounts payable by WSB or any of the WSB Banks as of the date hereof with respect to each Employee Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with generally accepted accounting principles and, to the extent applicable, Section 412 of the Code, and there are no pending or, to the Knowledge of WSB, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any Employee Benefit Plan, or any trusts related thereto which would, individually or in the aggregate, have or be reasonably expected to have a Material Adverse Effect with respect to WSB.

(e) Each Welfare Benefit Plan and each Pension Benefit Plan has been administered to date in material compliance with the requirements of the claims procedure of the Code and ERISA. All reports required by any government agency and disclosures to participants with respect to each Welfare Benefit Plan and each Pension Benefit Plan have been timely made or filed. Each Employee Benefit Plan is in material compliance with the governing instruments and applicable federal or state law. In particular, but without limitation, each Welfare Benefit Plan is in material compliance with federal law, including without limitation the health care continuation requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”). No Employee Benefit Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of WSB or any ERISA Affiliate beyond their retirement or other termination of service, other than (i) coverage mandated by applicable law, (ii) death benefits or retirement benefits under any “employee pension plan,” as that term is defined in Section 3(2) of ERISA, (iii) any deferred compensation benefits fully accrued as liabilities on the books of WSB or any ERISA Affiliate or (iv) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

(f) Neither WSB nor, to the Knowledge of WSB, any plan fiduciary of any Welfare Benefit Plan or Pension Benefit Plan, has engaged in any transaction in violation of Section 406(a) or (b) of ERISA (for which no exemption exists under Section 408 of ERISA or for which no exemption has been granted by the Department of Labor or the Internal Revenue Service) or any “prohibited transaction” (as defined in Section 4975(c)(1) of the Code) for which no exemption exists under

Section 4975(c)(2) or (d) of the Code or for which no exemption has been granted by the Department of Labor or the Internal Revenue Service. To the Knowledge of WSB, neither WSB nor any ERISA Affiliate has engaged in a transaction in connection with which WSB or any ERISA Affiliate could be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code.

(g) Complete and correct copies of the following documents have been furnished to Umpqua:

(1) Each current Employee Benefit Plan and any related trust agreements;

(2) The most recent summary plan description of each current Employee Benefit Plan for which a summary plan description is required under ERISA;

(3) The most recent determination or opinion letters of the Internal Revenue Service with respect to the qualified status of the current Pension Benefit Plan;

(4) Annual Reports (on form 5500 series) required to be filed by WSB or any of the WSB Banks with any governmental agency for the last two years;

(5) Financial information which identifies to the Knowledge of WSB (x) all material claims arising under any Employee Benefit Plan, (y) all claims presently outstanding against any Employee Benefit Plan (other than normal claims for benefits), and (z) a description of any material future compliance action required with respect to any Employee Benefit Plan under ERISA, or federal or state law; and

(6) Any actuarial reports and PBGC Forms 1 for the last two years.

4.23 Employment Disputes. There is no labor strike, material dispute, slowdown or stoppage pending or, to the Knowledge of WSB, threatened against WSB or any of the WSB Banks, and to the Knowledge of WSB there is no attempt to organize any employees of WSB or any of the WSB Banks into a collective bargaining unit.

4.24 Reserve for Loan Losses. WSB’s reserve for loan losses, as established from time to time, equals or exceeds the amount required of WSB and the WSB Banks as determined (i) by internal policies and procedures of WSB and the WSB Banks for determining the reserve for loan losses; (ii) by applicable SEC rules and guidance; (iii) by applicable bank regulatory agencies; and (iv) pursuant to GAAP. Since September 30, 2005, WSB has not reversed any provision taken for loan losses. WSB and the WSB Banks have properly accounted for all impaired loans in accordance with internal policies of WSB and the WSB Banks and in accordance with SFAS 114.

4.25 Repurchase Agreement. WSB and the WSB Banks have valid and perfected first position security interests in all government securities subject to repurchase agreements and the market value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

4.26 Shareholder List. The list of shareholders of WSB, provided to Umpqua, is a true and correct list of the names, addresses and holdings of all record holders of WSB common stock as of the date of such list.

4.27 Interests of Directors and Others. Except as disclosed in any WSB Public Reports, no officer or director of WSB or any of the WSB Banks has any material interest in any assets or property (whether real or personal, tangible or intangible), of or used in the business of WSB or any of the WSB Banks other than as an owner of outstanding securities or deposit accounts of WSB or any of the WSB Banks, or as borrowers under loans fully performing in accordance with their terms, which terms are no more favorable than those available to unaffiliated parties made at or about the same time.

4.28 WSB Disclosure Schedule to this Agreement. The information contained in the WSB Disclosure Schedule to this Agreement prepared by or on behalf of WSB or the WSB Banks constitutes additional representations and warranties made by WSB hereunder and is incorporated herein by reference. The copies of documents furnished as part of the WSB Disclosure Schedule are true and correct copies and include all amendments, supplements and modifications thereto and all written waivers applicable thereunder.

4.29 Brokers and Finders. WSB has received the opinion of Sander O’Neill & Partners, L.P., to the effect that, as of the date hereof, the Exchange Ratio is fair to the holders of WSB Common Stock from a financial point of view. Except for the fees and related costs payable to Sandler O’Neill & Partners, L.P., pursuant to an engagement letter dated August 22, 2005, as amended and restated as of the date hereof, and provided to Umpqua, no action has been taken by WSB that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement.

4.30 Bank Secrecy Act; Patriot Act; Transactions with Affiliates. WSB has not been advised of any regulatory concerns regarding its compliance with the Bank Secrecy Act (31 U.S.C. § 5322 et seq.) or related state or federal anti-money-laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of diligence in identifying customers. WSB has adopted such procedures and policies as are necessary or appropriate to comply with Title III of the USA Patriot Act and, to WSB’s Knowledge, is in compliance with such law in all material respects. WSB has no transactions with affiliates within the meaning of Sections 23A and 23B of the Federal Reserve Act.

      5.     Representations and Warranties of Umpqua
      Except as disclosed in one or more schedules to this Agreement delivered to WSB prior to execution of this Agreement (the “Umpqua Disclosure Schedule”), Umpqua represents and warrants to WSB as follows:

5.1 Organization, Existence, and Authority. Umpqua is a corporation duly organized and validly existing under the laws of the State of Oregon and has all requisite corporate power and authority to own, lease, and operate its properties and assets and carry on its business in the manner now being conducted and as proposed to be conducted. Umpqua Bank is a bank duly organized, validly existing, and in good standing under the laws of the State of Oregon and has all requisite corporate power and authority to own, lease, and operate its properties and assets and carry on its business in the manner now being conducted and as proposed to be conducted. SAWY is a registered broker-dealer duly organized and validly existing under the laws of the State of Oregon and has all requisite corporate power and authority to own, lease and operate its properties and assets and carry on its business in the manner now being conducted and as proposed to be conducted. Each of Umpqua, Umpqua Bank and SAWY is qualified to do business and is in good standing in every jurisdiction in which such qualification is required except where the failure to so qualify or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Umpqua.

5.2 Authorized and Outstanding Stock, Options, and Other Rights. The authorized capital stock of Umpqua consists of (i) 2,000,000 shares of undesignated preferred stock, with no par value per share, of which no shares are issued or outstanding, and (ii) 100,000,000 shares of common stock, with no par value per share, of which 44,627,280 shares are outstanding as of the close of business on February 6, 2006, all of which are validly issued, fully paid and nonassessable. The authorized capital stock of Umpqua Bank consists of 2,000,000 shares of undesignated preferred stock, with no par value per share, of which no shares are issued and outstanding and 20,000,000 shares of common stock with no par value per share, of which 7,664,752 shares are outstanding, all of which are validly issued, fully paid and nonassessable and all of which are held by Umpqua. Umpqua owns all of the outstanding capital stock of SAWY. Other than as disclosed in the Umpqua Public Reports or Section 5.2 of the Umpqua Disclosure Schedule, no subscriptions, options, warrants, convertible securities or other rights or commitments which would enable the holder to acquire any shares of capital stock or other investment securities of Umpqua or any Umpqua Subsidiary, or which enable or require Umpqua to acquire shares of its capital stock or other investment securities issued by Umpqua or any Umpqua Subsidiary from any holder, are authorized, issued or outstanding.

5.3 Public Reports; Sarbanes-Oxley Compliance.

(a) Since June 30, 2004, Umpqua has timely filed with the SEC all Umpqua Public Reports required to be filed, Umpqua Bank has timely filed with the FDIC and the Oregon Director all Umpqua Bank Call Reports required to be filed, and SAWY has timely filed with the SEC and NASD all Broker Dealer Reports required to be filed.

(b) The financial statements included in the Umpqua Public Reports has been prepared in accordance GAAP, consistently applied, and fairly present, the financial position and results of operation of Umpqua and its subsidiaries on the dates and for the periods covered thereby.

(c) As of their respective dates, all Umpqua Public Reports, Umpqua Bank Call Reports and SAWY Broker Dealer Reports complied in all material respects with all requirements applicable to such filing. As of their respective dates, the Umpqua Public Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(d) In the Umpqua Public Reports, Umpqua has disclosed all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC) effected by Umpqua or any Umpqua Subsidiaries since June 30, 2004.

(e) Deloitte & Touche LLP, which has expressed its opinion with respect to the year-end financial statements of Umpqua and Umpqua Subsidiaries, is and has been throughout the periods covered by the Umpqua Public Reports (a) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002), (b) “independent” with respect to Umpqua within the meaning of Regulation S-X, and (c) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Company Accounting Oversight Board. Moss Adams LLP is (a) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002), (b) “independent” with respect to Umpqua within the meaning of Regulation S-X, and (c) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Company Accounting Oversight Board. Section 5.3 of the Umpqua Disclosure Schedule, lists all non-audit services performed by Deloitte & Touche LLP and Moss Adams LLP for Umpqua and Umpqua Subsidiaries since June 30, 2004 through the date hereof.

(f) Umpqua and the Umpqua Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate actions are taken with respect to any differences. Umpqua has implemented “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Umpqua’s “disclosure controls and procedures” are reasonably designed to ensure that all information required to be disclosed by Umpqua in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and regulations of the SEC, and that such information is accumulated and communicated to Umpqua’s management as appropriate to allow timely decisions regarding required disclosure.

(g) Each Umpqua Public Report that was required to be accompanied by the certifications contemplated by Item 601 of Regulation S-K was so accompanied, and at the time of filing or submission of each such certification, such certification complied with such item and was accurate in all material respects as of the date of such certificate.

(h) The audit committee of the Umpqua Board of Directors has established procedures for the receipt, retention and treatment of complaints regarding the accounting, internal accounting controls, and auditing matters and the confidential, anonymous submission by employees of Umpqua of concerns regarding questionable accounting or auditing practices. No attorney representing Umpqua or any Umpqua Subsidiary, whether or not employed by Umpqua or any Umpqua Subsidiary, has reported “evidence of a material violation” (within the meaning of Part 205 of the Standards of Professional Conduct for Attorneys Appearing and Practicing Before the Commission in the Representation of an Issuer) by Umpqua or any of its officers, directors, employees or agents to the Umpqua Board of Directors or any committee thereof, to Umpqua’s chief legal officer, or to Umpqua’s chief legal officer and chief executive officer. Section 5.3 of the Umpqua Disclosure Schedule lists all investigations conducted prior to the date hereof of any reported “evidence of a material violation” by Umpqua or any of its officer, directors, employees or agents and all Umpqua audit committee investigations conducted prior to the date hereof of complaints by Umpqua employees regarding accounting, internal accounting controls or auditing matters.

(i) Umpqua is in compliance in all material respects with all current listing and corporate governance requirements of the NASDAQ National Market, and is in compliance in all material respects with the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC.

5.4 Articles of Incorporation, Bylaws, Minutes. The copies of the articles of incorporation, as amended, and the bylaws of each of Umpqua, Umpqua Bank and SAWY delivered to WSB are true and correct copies of existing articles of incorporation and bylaws of Umpqua, Umpqua Bank and SAWY, as the case may be, as amended as of the date hereof. None of Umpqua, Umpqua Bank or SAWY are in violation of any provision of its articles of incorporation or bylaws. Umpqua has delivered to WSB copies of the minute books of Umpqua, Umpqua Bank and SAWY from January 1, 2004 through the date hereof. The minute books of Umpqua, Umpqua Bank and SAWY, including those that will be made available to WSB for its review, contain minutes of all meetings and all consents evidencing actions taken without a meeting by its Board of Directors (and any committees thereof) and by its shareholders that are accurate in all material respects.

5.5 Shareholder Reports. Umpqua has delivered to WSB copies of all of Umpqua’s reports and other written communications to shareholders since January 1, 2005, including all proxy statements and notices of shareholder meetings, to the extent such reports and communications have not been filed with any or do not consist of Umpqua Public Reports. Until the Effective Date, Umpqua will furnish to WSB copies of all future written communications reasonably promptly after Umpqua first sends such materials to its shareholders.

5.6 Books and Records. The books and records of Umpqua, Umpqua Bank and SAWY accurately reflect in all material respects the transactions and obligations to which it is a party or by which it or its properties are bound or subject. Such books and records comply in all material respects with applicable legal, regulatory and accounting requirements.

5.7 Legal Proceedings. Except for regulatory examinations conducted in the normal course of regulation of Umpqua and Umpqua Subsidiaries, there are no actions, suits, proceedings, claims or governmental investigations pending or, to the Knowledge of Umpqua, threatened against or affecting Umpqua or any Umpqua Subsidiary before any court, administrative officer or agency, other governmental body, or arbitrator that, if determined adversely to Umpqua or an Umpqua Subsidiary, would reasonably be expected to result individually or in the aggregate in any Material Adverse Effect with respect to Umpqua or any Umpqua Subsidiary or to materially hinder or delay the consummation of the transactions contemplated by this Agreement.

5.8 Compliance with Laws and Regulations. Except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to Umpqua:

(a) The conduct by each of Umpqua and Umpqua Bank of its respective business and the operation of the properties or other assets owned or leased by it does not violate or infringe any domestic laws, statutes, ordinances, rules or regulations or, to the Knowledge of Umpqua, any foreign laws, statutes, ordinances, rules or regulations, including, but without limitation, with every local, state or federal law or ordinance, and any regulation or order issued thereunder, now in effect and applicable to it governing or pertaining to fair housing, anti-redlining, equal credit opportunity, truth-in-lending, real estate settlement procedures, fair credit reporting and every other prohibition against unlawful discrimination in residential lending, or governing consumer credit, including, but not limited to, the Community Reinvestment Act, the Consumer Credit Protection Act, Truth-in-Lending Act, Regulation Z promulgated by the FRB, and the Real Estate Settlement Procedures Act of 1974.

(b) All loans, leases, contracts and accounts receivable (billed and unbilled), security agreements, guarantees and recourse agreements, of either Umpqua or Umpqua Bank, as held in its portfolios, or as sold with recourse into the secondary market since January 1, 2003, represent and are valid and binding obligations of their respective parties and debtors, enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Each of them is has been executed and delivered in compliance, in form and substance, with any and all federal, state or local laws applicable to Umpqua or Umpqua Bank, or to the other party or parties to the contract(s) or commitment(s), including without limitation the Truth-in-Lending Act, Regulations Z and U of the FRB, laws and regulations providing for nondiscriminatory practices in the granting of loans or credit, applicable usury laws, and laws imposing lending limits; and all such contracts or commitments have been administered in compliance with all applicable federal, state or local laws or regulations.

(c) All Uniform Commercial Code filings, or filings of trust deeds, or of liens or other security interest documentation that are required by any applicable federal, state or local government laws and regulations to perfect the security interests referred to in any and all of such documents or other security agreements have been made, and all security interests under such deeds, documents or security agreements have been perfected, and all contracts related to such filings and documents have been entered into or assumed in full compliance with all applicable material legal or regulatory requirements.

(d) Umpqua’s registered broker dealer is in substantial compliance with all SEC and NASD rules and regulations.

(e) All loan files of Umpqua Bank are complete and accurate in all material respects and have been maintained in accordance with good banking practice.

(f) All notices of default, foreclosure proceedings or repossession proceedings against any real or personal property collateral have been issued, initiated and conducted by Umpqua Bank in material formal and substantive compliance with all applicable federal, state or local laws and regulations, and no loss or impairment of any material security interest, or exposure to meritorious lawsuits or other proceedings against Umpqua or Umpqua Bank, with respect to any such material security interest, has been or will be suffered or incurred by Umpqua or Umpqua Bank.

(g) Neither Umpqua nor Umpqua Bank is in material violation of any applicable services or any other requirements of the FHA, VA, FNMA, GNMA, FHLMC, SBA or any private mortgage insurer which insured or guaranteed any loans owned by Umpqua or Umpqua Bank or as to which either has sold to other investors, and with respect to such loans neither Umpqua nor

Umpqua Bank has done or failed to do, or caused to be done or omitted to be done, any act the effect of which act or omission impairs or invalidates (i) any FHA insurance or commitments of the FHA to insure, (ii) any VA guarantee or commitment of the VA to guarantee, (iii) any SBA guarantees or commitments of the SBA to guarantee, (iv) any private mortgage insurance or commitment of any private mortgage insurer to insure, (v) any title insurance policy, (vi) any hazard insurance policy, or (vii) any flood insurance policy required by the National Flood Insurance Act of 1968, as amended.

(h) Umpqua Bank has not engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any margin stock.

5.9 Hazardous Materials. To the Knowledge of Umpqua, and except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to Umpqua, neither Umpqua nor any Umpqua Subsidiary, nor any other person having an interest in any property which Umpqua or any Umpqua Subsidiary owns or leases, or has owned or leased, or in which either holds any security interest, mortgage, or other liens or interest including but not limited to as beneficiary of a deed of trust (“Umpqua Property”), has engaged in the generation, use, manufacture, treatment, transportation, storage (in tanks or otherwise), or disposal of Hazardous Material on or from such Umpqua Property. To the Knowledge of Umpqua, and except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to Umpqua, there has been no: (i) presence, use, generation, handling, treatment, storage, release, threatened release, migration or disposal of Hazardous Material on any Umpqua Property; (ii) condition that could result in any use, ownership or transfer restriction; or (iii) condition of nuisance on or from Umpqua Property. During the past six years, neither Umpqua nor any Umpqua Subsidiary has received any written notice of a condition that could reasonably be expected to give rise to any private or governmental suit, claim, action, proceeding or investigation against Umpqua, any Umpqua Subsidiary, any such other person or such Umpqua Property as a result of any of the foregoing events or has Knowledge of any condition that could reasonably be expected to give rise to any such material private or governmental suit, claim, action, proceeding or investigation.

5.10 Contingent and Other Liabilities. Section 5.10 of the Umpqua Disclosure Schedule is a list, to the Knowledge of Umpqua and as of the date hereof, of all contingent and other liabilities reasonably expected to be in excess of $100,000 which are not set forth or reflected in other Sections of the Umpqua Disclosure Schedule, in the Umpqua Public Reports, in the Umpqua Bank Call Reports or in the SAWY Broker Dealer Reports. Except as set forth in any financial statements (including the notes thereto) included in any Umpqua Public Reports, neither Umpqua nor any Umpqua Subsidiary has any obligations or liabilities of any nature (whether accrued, absolute, contingent or otherwise) which would reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to Umpqua.

5.11 No Material Adverse Effects. Since September 30, 2005 through the date hereof, (a) there has been no event or occurrence that would reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to Umpqua; (b) no cash, stock or other dividends, or other distributions with respect to capital stock, have been declared or paid by Umpqua, nor has Umpqua purchased or redeemed any of its shares except in accordance with Umpqua’s stock repurchase program; and (c) there has not been any damage, destruction or loss (whether or not covered by insurance) materially and adversely affecting any asset material to Umpqua or Umpqua Bank.

5.12 Regulatory Approvals Required. The nature of the business and operations of Umpqua and each of the Umpqua Subsidiaries does not require any approval, authorization, consent, license, clearance or order of, any declaration or notification to, or any filing or registration with, any governmental or regulatory authority in order to permit any of them to perform their obligations under this Agreement, or to prevent the termination of any material right, privilege, license or agreement of

Umpqua or any Umpqua Subsidiary, or any material loss or disadvantage to their business, as a result of consummation of the Holding Company Merger or the Bank Mergers, except for:

(a) approval from, or waiver of jurisdiction by, the Oregon Director, FDIC and California Commissioner of the Bank Mergers;

(b) approval from, or waiver of jurisdiction by, the FRB of the Holding Company Merger;

(c) filing of the Holding Company Plan of Merger and Articles of Merger with the Oregon Secretary of State and California Secretary of State;

(d) filing and effectiveness of a registration statement of which the Proxy Statement is a part, under the Securities Act;

(e) registration with, the issuance of permits from, or the perfection of exemptions from registration from applicable state blue sky administrators of the Umpqua Common Stock to be issued to WSB shareholders; and

(f) approval by the NASDAQ Stock Market of the listing application relating to the Umpqua Common Stock to be issued in connection with the Holding Company Merger.

As of the date hereof, Umpqua has no Knowledge of any reason why the approvals set forth in this Section 5.12 and in Section 9.4 will not be received without the imposition of a condition, restriction or requirement of the type described in Section 9.4.

5.13 Corporate and Shareholder Approval of Agreement, Binding Obligations. Umpqua and Umpqua Bank each has all requisite corporate power to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement, and the transactions contemplated hereby, have been duly authorized by the Board of Directors of each of Umpqua and Umpqua Bank. No other corporate action on the part of Umpqua or Umpqua Bank other than shareholder approval is required to authorize this Agreement or the Holding Company Plan of Merger or Bank Plans of Merger or the consummation of the transactions contemplated thereby. This Agreement has been duly executed and delivered by Umpqua and Umpqua Bank and, assuming the accuracy of WSB’s representations and warranties, constitutes the legal, valid and binding obligation of each of them enforceable against each of them in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

5.14 No Defaults from Transaction. Subject to compliance with the matters referred to in Section 5.12, neither the execution, delivery and performance of this Agreement and the Holding Company Plan of Merger or Bank Plans of Merger by Umpqua and Umpqua Bank, as the case may be, nor the consummation of the transactions contemplated thereby will conflict with, result in any breach or violation of, or result in any default or any acceleration of performance under, or will result in the declaration or imposition of any lien, charge or encumbrance upon any of the assets of Umpqua or any Umpqua Subsidiary under, any of the terms, conditions or provisions of (a) Umpqua’s Articles of Incorporation, Umpqua’s Bylaws, each of Umpqua Bank’s and SAWY’s respective Articles of Incorporation, each of Umpqua Bank’s and SAWY’s respective Bylaws, (b) any statute, regulation or existing order, writ, injunction or decree of any court or governmental agency, or (c) any contract, agreement or instrument to which any of Umpqua, Umpqua Bank or SAWY is a party or by which any of Umpqua, Umpqua Bank or SAWY is bound, except in the case of clauses (b) and (c) as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Umpqua or to materially hinder or delay the consummation of the transactions contemplated by this Agreement.

5.15 Tax Returns. mpqua and Umpqua Subsidiaries have filed all material federal, state and other income, franchise or other tax returns, required to be filed by them; each such return is complete and accurate in all material respects; and all taxes and related interest and liabilities to be paid in connection therewith have been paid or adequate reserve has been established for the timely payment thereof. Umpqua and Umpqua Bank have timely and accurately filed all material currency transaction reports required by the Bank Secrecy Act, as amended, and have timely and accurately filed all material required information returns and reports, including without limitation Forms 1099. Umpqua has not received notice of any federal, state or other income, franchise or other tax assessment or notice of a deficiency to date which has not been paid or for which adequate reserve has not been provided, and the Officers of Umpqua have no Knowledge of any pending or threatened (in writing) audit or investigation of Umpqua or Umpqua Bank with respect to any tax liabilities. There are currently no agreements in effect with respect to Umpqua or Umpqua Bank to extend the period of limitations for assessment or collection of any tax. Umpqua has delivered to WSB true and correct copies of Umpqua’s tax returns, including any unconsolidated or uncombined federal and state income or franchise tax returns, for the years 2003 and 2004.

5.16 Insurance. For each of the past three years and continuing through the date of this Agreement, Umpqua and each of the Umpqua Subsidiaries have insured their business and real and personal property against all risks of a character usually insured against, including but not limited to financial institution bond, directors and officers liability, property and casualty and commercial liability insurance, with customary amounts of coverage, deductibles and exclusions by reputable insurers authorized to transact insurance in the State of Oregon and such other jurisdictions where they operate or own property. Umpqua and each of the Umpqua Subsidiaries are in material compliance with all existing insurance policies and have not failed to give timely notice of, or present properly, any material claim thereunder of which Umpqua has Knowledge. Section 5.16 of the Umpqua Disclosure Schedule, includes a list of all insurance policies in force as of the date hereof with respect to Umpqua’s and each of the Umpqua Subsidiaries’ business and real and personal property.

5.17 Contracts and Agreements. Neither Umpqua nor any Umpqua Subsidiary is in material default or breach, and there has not occurred any event which with notice or lapse of time would constitute a material breach or default by any such entity, under any material contract, agreement, instrument, lease or understanding and, except with respect to loan agreements or notices with Umpqua Bank customers reflected in Umpqua’s delinquent loan reports, to the Knowledge of Umpqua no other party thereto is in material default thereof. No consent or approval by the other parties to any such material contract is required by reason of this Agreement to maintain such oral or written contracts, agreements, instruments or leases in effect.

5.18 Reserve for Loan Losses. Umpqua’s reserve for loan losses, as established from time to time, equals or exceeds the amount required of Umpqua and Umpqua Bank as determined (i) by internal policies and procedures of Umpqua and Umpqua Bank for determining the reserve for loan losses; (ii) by applicable SEC rules and guidance; (iii) by applicable bank regulatory agencies; and (iv) pursuant to GAAP. Since September 30, 2005, Umpqua has not reversed any provision taken for loan losses. Umpqua and the Umpqua Banks have properly accounted for all impaired loans in accordance with internal policies of Umpqua and the Umpqua Banks and in accordance with SFAS 114.

5.19 Repurchase Agreement. Umpqua and Umpqua Bank have valid and perfected first position security interests in all government securities subject to repurchase agreements and the market value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

5.20 Interests of Directors and Other. Except as disclosed in any Umpqua Public Reports, no officer or director of Umpqua or Umpqua Bank has any material interest in any assets or property, whether real or personal, tangible or intangible, of or used in the business of Umpqua or any of its Subsidiaries, other than as an owner of outstanding securities or deposit accounts of Umpqua or Umpqua Bank, as borrowers under loans fully performing in accordance with their terms, which terms are no more favorable than those available to unaffiliated parties made at or about the same time, or as customers in the ordinary course of SAWY’s business.

5.21 Umpqua Disclosure Schedule to this Agreement. The information contained in the Umpqua Disclosure Schedule to this Agreement prepared by or on behalf of Umpqua constitutes additional representations and warranties made by Umpqua hereunder and is incorporated herein by reference. The copies of documents furnished as part of the Umpqua Disclosure Schedule are true and correct copies and include all amendments, supplements, and modifications thereto and all written waivers applicable thereunder.

5.22 Bank Secrecy Act; Patriot Act; Transactions with Affiliates. Umpqua has not been advised of any regulatory concerns regarding its compliance with the Bank Secrecy Act (31 U.S.C. § 5322 et seq.) or related state or federal anti-money-laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of diligence in identifying customers. Umpqua has adopted such procedures and policies as are necessary or appropriate to comply with Title III of the USA Patriot Act and, to Umpqua’s Knowledge, is in compliance with such law in all material respects. Umpqua has no transactions with affiliates within the meaning of Sections 23A and 23B of the Federal Reserve Act.
      6. Covenants of WSB.
      6.1     Certain Actions. Except as expressly provided for in this Agreement, during the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, WSB covenants to Umpqua for itself and on behalf of the WSB Banks, that, without first obtaining the written approval of Umpqua, which approval shall not be unreasonably withheld, or as described in Section 6.13 of the WSB Disclosure Schedule:

(a) It shall not amend the WSB Articles of Incorporation or the WSB Bylaws or approve any amendment to the any of the WSB Banks’ Articles of Incorporation or any of the WSB Banks’ Bylaws;

(b) It shall not declare or pay any dividend (except quarterly cash dividends on shares of WSB Common Stock, which WSB agrees to declare, set the record date of and pay on the same dates as Umpqua declares, sets the record date of and pays its regular quarterly dividend and to pay in the same amount as the Umpqua quarterly dividend, provided that Umpqua in each case provides reasonable and sufficient advance notice thereof), redeem, repurchase or otherwise acquire or agree to acquire any of WSB’s or any WSB Subsidiaries’ stock; or make or commit to make any other distribution on any capital stock to WSB’s or any WSB Subsidiaries’ shareholders; provided that this Section 6.1(b) shall not preclude the ordinary course payment of dividends by WSB Banks to WSB, consistent with past practice;

(c) It shall not, except under options and convertible securities identified in Section 4.2 of the WSB Disclosure Schedule, issue, sell, or deliver; agree to issue, sell or deliver; or grant or agree to grant any shares of any class of stock of WSB or any of the WSB Subsidiaries; any securities convertible into any of such shares; or any options, warrants, or other rights to purchase such shares, or to modify, accelerate vesting or extend the exercise date of any outstanding options, warrants or other rights to purchase such shares, except as may be required by the WSB Stock Plans;

(d) It shall not, except in the ordinary course of business, borrow or agree to borrow any funds or Knowingly incur, assume or become subject to, whether directly or by way of guarantee or otherwise, any liabilities of any other person;

(e) It shall not cancel or agree to cancel any debts or claims having a value in excess of $100,000;

(f) It shall not, except in the ordinary course of business, lease, sell or transfer, agree to lease, sell or transfer, or grant or agree to grant any preferential rights to lease or acquire, any material assets, property or rights, or make or permit any amendment or termination of any Material Contract;

or mortgage, pledge or subject to a lien or any other encumbrance (other than a Permitted Lien) any of its material assets, tangible or intangible;

(g) It shall not willfully violate, commit a breach of or default under any Material Contract to which it is a party or to which any of its assets may be subject or Knowingly violate any applicable law, regulation, ordinance, order, injunction or decree of any other requirements of any governmental body or court, relating to its assets or business;

(h) Other than as maybe required by agreements in effect on the date of this Agreement, it shall not (A) increase or agree to increase the compensation payable to any officer, director, employee or agent with a Severance Agreement, Employment Agreement or Salary Continuation Agreement; (B) increase or agree to increase the compensation payable to any officer, director, employee or agent, other than (i) annual merit salary and bonus increases made in the ordinary course of business consistent with past practices but not exceeding 5% in the aggregate (based upon December 31, 2005 aggregate salary figures) or 6% for any individual employee or (ii) in connection with incentive bonuses awarded in the ordinary course of business consistent with past practices; (C) enter into any contract of employment (i) for a period greater than 30 days or (ii) providing for severance payments upon termination of employment or upon the occurrence of any other event including but not limited to the consummation of the Plans of Merger; (D) make, or commit to make, any stay, retention or conversion bonus (except as may be agreed to by Umpqua); (E) enter into or make any material change in any Employee Benefit Plan except as required by law; or (F) pay any annual incentive or bonus compensation for a partial years (except as may be agreed to by Umpqua); provided, however, that WSB shall be authorized to amend the WSB 401KSOP and the WSB Employee Stock Ownership Plan to provide for pro-rata employer contributions to be made as of the Effective Date covering the period from the beginning of each such plan’s 2006 plan year through the Effective Date.

(i) It shall not, except in the ordinary course of business through foreclosure or transfer in lieu thereof in the collection of loans to customers, acquire control of or any other ownership interest in any other corporation, association, joint venture, partnership, business trust or other business entity; acquire control or ownership of all or a substantial portion of the assets of any of the foregoing; merge, consolidate or otherwise combine with any other corporation; or enter into any agreement providing for any of the foregoing except in connection with the enforcement of bona fide security interests;

(j) It shall not acquire an ownership or leasehold interest in any real property whether by foreclosure, deed in lieu of foreclosure or otherwise without making an environmental evaluation that, in its opinion, is reasonably appropriate;

(k) It shall not make any payment in excess of $250,000 in settlement of any pending or threatened legal proceeding involving a claim against WSB or any WSB Subsidiary;

(l) It shall not engage in any activity or transaction (i) which is other than in the ordinary course of business including the sale of any properties, securities, servicing rights, loans or other assets except as specifically contemplated hereby or (ii) which it engages with Knowledge and which would reasonably be expected to have a Material Adverse Effect with respect to WSB or to materially adversely delay the ability of Umpqua, Umpqua Bank, WSB or the WSB Banks to obtain any necessary approvals, consents or waivers of any governmental or regulatory authorities required for the Mergers or to perform its covenants or agreements under this Agreement on a timely basis;

(m) It shall not acquire, open or close any office or branch;

(n) It shall not make or commit to make any capital expenditures, capital additions or capital improvements involving an amount in excess of $100,000, provided, however, written consent shall not be required if prior consultation with Umpqua has taken place;

(o) It shall not (i) make, renew, commit to make, or materially modify any loan over $2,500,000 or a series of loans or commitments over $2,500,000 to any person or group of related persons, or renew, modify, amend or advance additional funds (except under preexisting commitments) on loans or to borrowers on any of the WSB Banks’ loan watch lists, without in each case furnishing to Umpqua, within three (3) business days after such approval, a copy of the report provided to such WSB Bank’s loan committee, or (ii) extend the loan maturity on any loan risk-rated substandard or worse beyond September 30, 2006 or six months following the expected Effective Date, whichever is later, or extend the loan maturity on any loan on non-accrual beyond June 30, 2006 or three months following the expected Effective Date, whichever is later;

(p) Except for booking loans committed prior to the date of this Agreement, it shall not enter into or modify any agreement (except for renewals of previously disclosed indebtedness) which alone or together with all similar arrangements exceeds $250,000, with any director or officer of WSB or any of the WSB Banks, any person who, to the Knowledge of WSB, owns more than five percent (5%) of the outstanding capital stock of WSB or any business or entity in which such director, officer or beneficial owner has an ownership interest in excess of ten percent (10%) without furnishing a copy of the report provided to the WSB Bank’s loan committee to Umpqua within three (3) business days after such approval;

(q) It will not reverse any provision taken for loan losses;

(r) It will not sell any investment securities at a gain except as necessary to provide liquidity, consistent with past practices; and

(s) It shall not take any action or cause to be taken any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
      6.2     No Solicitation. Between the date hereof and the earlier of the Effective Date or the termination of this Agreement, neither WSB nor any of the WSB Banks shall, and they shall cause their officers, directors and other agents not to, directly or indirectly initiate contact with any person or entity in an effort to solicit any Alternative Acquisition Transaction. Between the date hereof and the earlier of the Effective Date or the termination of this Agreement, WSB shall not authorize or knowingly permit any officer, director or any other person representing or retained by WSB or any of the WSB Banks to directly furnish or cause to be furnished any non-public information concerning its business, properties, or assets to any person or entity in connection with any possible Alternative Acquisition Transaction other than to the extent specifically authorized by its Board of Directors in the good faith exercise of its fiduciary duties after consultation with counsel. WSB shall reasonably promptly orally notify Umpqua, followed by written notice, of any bona fide Alternative Acquisition Transaction, whether oral or written, communicated by any Person to WSB, or any indication from any Person that such a Person is considering making any Alternative Acquisition Transaction.
      6.3     Filing Reports and Returns, Payment of Taxes. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, WSB shall duly and timely file and each of the WSB Banks shall duly and timely file (by the due date or any duly granted extension thereof), accurate and complete copies, in compliance in all material respects with all requirements applicable to such filing, of all material reports and returns required to be filed with federal, state, local, foreign and other regulatory authorities, including, without limitation, reports required to be filed with the SEC, FRB, OCC, FDIC or California Commissioner and all required federal, state and local tax returns. Unless it is contesting the same in good faith and, if appropriate, has established reasonable reserves therefore, each of WSB and WSB Banks shall promptly pay all taxes and assessments indicated by tax returns as due or otherwise lawfully levied or assessed upon it or any of its properties and withhold or collect and pay to the proper governmental authorities or hold in separate bank accounts for such payment all taxes and other assessments which are required by law to be so withheld or collected.
      6.4     Preservation of Business. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, WSB shall use its commercially reasonable efforts

(i) to preserve intact its business organization, (ii) to preserve its relationships and goodwill with its customers, employees and others having business dealings with it, (iii) to keep available the services of its present officers, agents and employees and those of the WSB Banks, (iv) to maintain its assets in accordance with good business practices, and (v) to maintain existing insurance policies. WSB will not institute nor permit any of the WSB Banks to institute any material novel or unusual change in its methods of management, lending policies, personnel policies, accounting, marketing, investments or operations.
      6.5     Commercially Reasonable Efforts. WSB will (and will cause the WSB Subsidiaries to) use its commercially reasonable efforts to obtain and to assist Umpqua in obtaining all necessary approvals, consents and orders, including but not limited to approval of the FDIC, FRB, the Oregon Director and California Commissioner, to the transactions contemplated by this Agreement and the Plans of Merger. Subject to the terms and conditions set forth in this Agreement, WSB shall cooperate with Umpqua and use (and shall cause each WSB Subsidiary to use) reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable laws to consummate and make effective the Mergers and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to consummate the Mergers or any of the other transactions contemplated by this Agreement. Subject to applicable laws relating to the exchange of information, WSB shall provide Umpqua an opportunity to review in advance, and to the extent practicable will consult with Umpqua and consider in good faith the views of Umpqua in connection with, all of the information relating to Umpqua and Umpqua Subsidiaries that appears in any filing made with, or written materials submitted to, any third party and/or any governmental entity in connection with the Mergers and the other transactions contemplated by this Agreement. In exercising the foregoing rights, WSB shall act reasonably and as promptly as practicable. WSB shall, upon request by Umpqua, furnish Umpqua with all information concerning itself, the WSB Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of WSB, Umpqua or any of the Umpqua Subsidiaries or WSB Subsidiaries to any third party and/or any governmental entity in connection with the Mergers and the transactions contemplated by this Agreement. Subject to applicable law, WSB shall keep Umpqua apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing Umpqua with copies of notices or other communications received by WSB or any WSB Subsidiary, from any third party and/or any governmental entity with respect to such transactions.
      6.6     Updating the WSB Disclosure Schedule. WSB shall, no later than fifteen (15) days prior to the anticipated Effective Date hereof, revise and supplement the WSB Disclosure Schedule hereto prepared by or on behalf of WSB to disclose any events or circumstances occurring after the date hereof that and prior to such fifteenth day, had such events or circumstances have occurred prior to the date hereof, would have been required to be included in the WSB Disclosure Schedule in order that WSB not have been in breach of a representation or warranty contained herein. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, promptly upon obtaining Knowledge of the occurrence of or the pending or threatened occurrence of any event which would reasonably be expected to cause or constitute a Material Adverse Effect with respect to WSB or materially adversely delay the ability of Umpqua, Umpqua Bank, WSB or any of the WSB Banks to obtain any necessary approvals, consents or waivers of any governmental or regulatory authorities or to perform its covenants or agreements under this Agreement, WSB will give reasonably detailed written notice thereof to Umpqua. Notwithstanding anything to the contrary contained herein, supplementation of the WSB Disclosure Schedule following the execution of this Agreement shall not be deemed a modification of WSB’s representations or warranties contained herein.

      6.7     Rights of Access. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, WSB agrees to permit and cause each of the WSB Banks to permit, Umpqua, and its employees, agents and representatives, full access to the premises of WSB and the WSB Banks on reasonable notice and to all books, files and records of WSB and the WSB Banks, including but not limited to loan files and litigation files, and to furnish to Umpqua such financial and operating data and other information with respect to the business and assets of WSB and the WSB Banks as Umpqua shall reasonably request, provided that no investigation pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by WSB herein, and provided, further, that the foregoing shall not require WSB and the WSB Banks (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of WSB would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if WSB shall have used its reasonable best efforts to obtain the consent of such third party to such inspection or disclosure or (ii) to disclose any privileged information of WSB or the WSB Banks, as the case may be, or any WSB Subsidiary. All requests for information made pursuant to this Section 6.7 shall be directed to the executive officer or other person designated by WSB. All such information shall be governed by the terms of the Confidentiality Agreement.
      6.8     Proxy Statement. WSB shall provide to Umpqua such information with respect to WSB, the WSB Banks and their respective businesses and such assistance as may be reasonably necessary to permit Umpqua to file with the SEC a registration statement (the “S-4 Registration Statement”) covering the issuance of the shares of Umpqua Common Stock required hereby (including a proxy statement to be used by Umpqua and WSB to solicit proxies from the shareholders of Umpqua and WSB for shareholder meetings at which those shareholders will be asked to consider and vote on this Agreement and the Holding Company Plan of Merger, and the transactions contemplated hereby and thereby (in its combined, definitive form, the “Proxy Statement”)). WSB agrees, as to itself and any WSB Subsidiary, that none of the information supplied or to be supplied by it or any WSB Subsidiary for inclusion or incorporation by reference in (i) the S-4 Registration Statement will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the times of the meetings of stockholders of WSB and Umpqua to be held in connection with the Holding Company Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. WSB and Umpqua will cause the S-4 Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder.
      6.9     Availability of Reports. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, WSB will deliver to Umpqua reasonably promptly upon preparation copies of: (i) approved minutes of meetings of WSB’s and of each of the WSB Banks’ shareholders, Board of Directors, and management or director committees; (ii) each of the WSB Banks’ loan committee reports and reports of loan delinquencies, foreclosures and other adverse developments regarding loans; and (iii) reports to the WSB Banks’ loan committee regarding developments with respect to other real estate owned or other assets acquired through foreclosure or action in lieu thereof.
      6.10     Shareholder Meeting. WSB will call a meeting of its shareholders to consider and approve the principal terms of this Agreement. WSB will deliver to its shareholders notice of the meeting, together with the Proxy Statement, in accordance with applicable California and federal law. Provided that the representations and warranties of Umpqua contained herein continue to be accurate, the WSB Board of Directors will recommend to the shareholders approval of this Agreement, the Holding Company Plan of Merger and the transactions contemplated hereby unless, after consulting with counsel, the Board determines in good faith that its fiduciary duties otherwise require.

      6.11     Title Reports. Prior to the Effective Date, WSB will provide Umpqua with either copies of title reports or a preliminary title report with respect to all real property owned by WSB, including other real estate owned.
      6.12     Loan Loss Reserve. Prior to the Effective Date, WSB will (i) make provisions to its allowance for loan, lease and credit losses that conform to its internal policies and procedures, regulatory requirements and GAAP; (ii) charge-off on a current basis all loans deemed to be uncollectible; and (iii) maintain appropriate classification and risk ratings for all loans.
      6.13     Agreements and Plans. WSB agrees to take or refrain from taking, or use its commercially reasonable efforts to effect or refrain from effecting, the actions set forth in Section 6.13 of the WSB Disclosure Schedule, within the time lines set forth therein.
      6.14     Other Actions. WSB covenants and agrees to execute, file and record such documents and do such other acts and things as are necessary or appropriate to obtain required government and regulatory approvals for, and to otherwise take such other necessary and appropriate actions to consummate the transactions contemplated by this Agreement and the Plans of Merger. WSB covenants and agrees to reasonably cooperate with Umpqua in connection with any restructuring of the transactions contemplated by this Agreement pursuant to Section 2.6 and subject to the limitations contained in Section 2.6.
      7.     Covenants of Umpqua.
      7.1     Certain Actions. Except as expressly provided for in this Agreement, during the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Umpqua covenants, for itself and on behalf of any Umpqua Subsidiary, that, without first obtaining the written approval of WSB, which approval shall not be unreasonably withheld:

(a) It shall not amend its articles of incorporation or bylaws or approve any amendment to the articles of incorporation or bylaws of any Umpqua Subsidiary (except an amendment to Umpqua’s Articles of Incorporation to provide for annual election of directors);

(b) It shall not declare or pay any dividend (except its regular quarterly cash dividend in an amount to be determined by Umpqua’s Board of Directors), redeem, repurchase or otherwise acquire or agree to acquire any of Umpqua’s capital stock (except in connection with a share repurchase program undertaken in compliance with SEC Rule 10-18 and SEC Regulation M, limited to 2,000,000 shares of Umpqua Common Stock and suspended during the period beginning one day before the Proxy Statement is first mailed to WSB shareholders and continuing through the consummation of the transactions contemplated by this Agreement), or make or commit to make any other distribution to Umpqua’s shareholders, provided this Section 7.1(b) shall not preclude the payment of dividends by Umpqua Bank to Umpqua;

(c) It shall not engage in any activity or transaction that is other than in the ordinary course of business, including the sale of any properties, securities, servicing rights, loans or other assets, which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Umpqua or to materially adversely delay the ability of Umpqua, Umpqua Bank, WSB or the WSB Banks to obtain any necessary approvals, consents or waivers of any governmental or regulatory authorities required for the Mergers or to perform its covenants or agreements under this Agreement on a timely basis; and

(d) It shall not take any action or cause to be taken any action that would prevent or impede the Holding Company Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
      7.2     Filing Reports and Returns, Payment of Taxes. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Umpqua and Umpqua Bank shall duly and timely file (by the due date or any duly granted extension thereof), accurate and complete copies, in compliance in all material respects with all requirements applicable to such filing, of all material reports and returns required to be filed with federal, state, local, foreign and other regulatory authorities, including, without limitation, reports required to be filed with the SEC, FRB, FDIC and the Oregon Director and all required federal, state and local tax returns. Unless it is contesting the same in good faith and, if appropriate, has established reasonable reserves therefore, Umpqua will promptly pay all taxes and assessments indicated by tax returns as due or otherwise lawfully levied or assessed upon it or any of its properties and withhold or collect and pay to the proper governmental authorities or hold in separate bank accounts for such payment all taxes and other assessments which are required by law to be so withheld or collected.
      7.3     Preservation of Business. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Umpqua shall use its best efforts to preserve intact its business organization; to preserve its relationships and goodwill with its customers, employees and others having business dealings with it and those of Umpqua Bank; and to keep available the services of its present officers, agents and employees and those of Umpqua Bank. Umpqua will not, and will not permit Umpqua Bank to, institute any material novel or unusual change in its methods of management, lending policies, personnel policies, accounting or investments.
      7.4     Commercially Reasonable Efforts. Umpqua will use commercially reasonable efforts to obtain all necessary approvals, consents and orders, including but not limited to approvals of the FRB, FDIC, the Oregon Director and the California Commissioner, to the transactions contemplated by this Agreement and the Plans of Merger. Subject to the terms and conditions set forth in this Agreement, Umpqua shall cooperate with WSB and use (and shall cause each Umpqua Subsidiary to use) reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable laws to consummate and make effective the Mergers and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to consummate the Mergers or any of the other transactions contemplated by this Agreement. Subject to applicable laws relating to the exchange of information, Umpqua shall provide WSB an opportunity to review in advance, and to the extent practicable will consult with WSB and consider in good faith the views of WSB in connection with, all of the information relating to WSB and WSB Subsidiaries that appears in any filing made with, or written materials submitted to, any third party and/or any governmental entity in connection with the Mergers and the other transactions contemplated by this Agreement. In exercising the foregoing rights, Umpqua shall act reasonably and as promptly as practicable. Umpqua shall, upon request by WSB, furnish WSB with all information concerning itself, the Umpqua Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of WSB, Umpqua or any of the Umpqua Subsidiaries or WSB Subsidiaries to any third party and/or any governmental entity in connection with the Mergers and the transactions contemplated by this Agreement. Subject to applicable law, Umpqua shall keep the WSB apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing WSB with copies of notices or other communications received by Umpqua or any Umpqua Subsidiary, from any third party and/or any governmental entity with respect to such transactions.
      7.5     Updating the Umpqua Disclosure Schedule. Umpqua shall, no later than fifteen (15) days prior to the anticipated Effective Date hereof, revise and supplement the Umpqua Disclosure Schedule hereto prepared by or on behalf of Umpqua to disclose any events or circumstances occurring after the date hereof and prior to such fifteenth day, that had such events or circumstances occurred prior to the date hereof, would have been required to be included in the Umpqua Disclosure Schedule in order that Umpqua not have been in breach of a representation or warranty contained herein. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, promptly upon obtaining Knowledge of the occurrence or the pending or threatened occurrence of any event which would reasonably be expected to cause or constitute a Material Adverse Effect with respect to Umpqua or materially adversely delay the ability of Umpqua, Umpqua Bank, WSB or any of the WSB

Banks to obtain any necessary approvals, consents or waivers of any governmental or regulatory authorities or to perform its covenants or agreements under this Agreement, Umpqua will give reasonably detailed written notice thereof to WSB. Notwithstanding anything to the contrary contained herein, supplementation of the Umpqua Disclosure Schedule following the execution of this Agreement shall not be deemed a modification of Umpqua’s representations or warranties contained herein.
      7.6     Rights of Access. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Umpqua agrees to permit WSB and its employees, agents and representatives full access to the premises of Umpqua on reasonable notice and to all books, files and records of Umpqua, including but not limited to loan files and litigation files and to furnish to WSB such financial and operating data and other information with respect to the business and assets of Umpqua as WSB shall reasonably request, provided that no investigation pursuant to this Section 7.6 shall affect or be deemed to modify any representation or warranty made by Umpqua herein, and provided, further, that the foregoing shall not require Umpqua or Umpqua Bank (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of Umpqua would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if Umpqua shall have used its reasonable best efforts to obtain the consent of such third party to such inspection or disclosure or (ii) to disclose any privileged information of Umpqua or Umpqua Bank, as the case may be, or any of their Subsidiaries. All requests for information made pursuant to this Section 7.6 shall be directed to the executive officer or other Person designated by Umpqua. All such information shall be governed by the terms of the Confidentiality Agreement.
      7.7     Proxy Statement. As soon as reasonably practicable after the date hereof, Umpqua shall prepare and file with the SEC the S-4 Registration Statement (including the Proxy Statement). Umpqua agrees, as to itself and any Umpqua Subsidiary, that none of the information supplied or to be supplied by it or any Umpqua Subsidiary for inclusion or incorporation by reference in (i) the S-4 Registration Statement will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the times of the meetings of stockholders of Umpqua and WSB to be held in connection with the Holding Company Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Umpqua and WSB will cause the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder.
      7.8     Shareholder Meeting. Umpqua will call a meeting of its shareholders to consider and approve this Agreement, the Holding Company Plan of Merger, and the issuance of Umpqua Common Stock contemplated hereby. Umpqua shall deliver to its shareholders notice of the meeting, together with the Proxy Statement, in accordance with applicable Oregon and federal law and rules of the NASDAQ Stock Market. Provided that the representations and warranties of WSB contained herein continue to be accurate, the Umpqua Board of Directors will recommend to the shareholders approval of this Agreement, the Holding Company Plan of Merger and the transactions contemplated hereby and the issuance of the Umpqua Common Stock unless, upon advice of counsel, their fiduciary duties otherwise require.
      7.9     Listing of Securities. Umpqua shall, promptly following the execution of this Agreement, file with the NASDAQ Stock Market, Inc., a listing application covering the Umpqua Common Stock to be issued to the WSB shareholders and shall continue to take such steps as may be necessary to cause such Umpqua Common Stock to be listed on the NASDAQ National Market System on or before the Effective Date.
      7.10     Other Actions. Umpqua covenants and agrees to execute, file and record such documents and do such other acts and things as are necessary or appropriate to obtain required government and regulatory approvals and to otherwise accomplish this Agreement and the Plans of Merger.

      7.11     Appointment of Directors. Effective with the filing of the Holding Company Merger, Umpqua shall appoint the director selected by Umpqua pursuant to Section 3.1 to the Umpqua Board of Directors and shall cause Umpqua Bank to appoint such individual to the Umpqua Bank Board of Directors. Effective with the filing of the Bank Plans of Merger, Umpqua shall cause Umpqua Bank to appoint the directors selected pursuant to Section 3.2 to the Umpqua Bank California Divisional Board of Directors.
      7.12     Employee Matters.
      (a) From and after the Effective Time, Umpqua shall and shall cause Umpqua Bank to honor in accordance with their terms as in effect immediately before the Effective Time (i) all employee benefit or compensation obligations to current and former employees of WSB and the WSB Banks fully accrued as of the Effective Time and (ii) all employment or severance agreements entered into prior to the date hereof; provided, however, that such employee benefit and compensation obligations and employment or severance agreements shall be subject to any amendment or termination thereof that may be permitted by their terms.
      (b) After the Effective Time, Umpqua will either (i) continue the WSB employee benefit plans in effect at the Effective Date (provided that at renewal dates, co-payments, employee contributions, deductible limits and other cost-sharing arrangements may be modified to reflect any increase in the costs of such benefits), (ii) modify the WSB employee benefits plans to provide for benefits that would, in the aggregate, be substantially similar to those provided to WSB and the WSB Banks’ employees at the Effective Date, or (iii) may shift WSB and the WSB Banks’ employees to the benefit programs then made available to Umpqua employees (the “Benefits Integration”) with credit for service with WSB and the WSB Banks accrued (or otherwise credited by WSB and the WSB Banks) prior to the Benefits Integration deemed service with Umpqua for eligibility and vesting purposes (and levels of benefits); provided, however, that in each case, for the period from the Effective Time through December 31, 2006, the WSB and WSB Bank’s employees shall continue to be provided employee benefits that are substantially comparable in the aggregate to those employee benefits provided to such employees immediately prior to the Effective Time.
      (c) Except as otherwise provided in Section 7.12(a) with respect to individuals with employment or other agreements that provide for severance payments, WSB and the WSB Banks’ employees, who by reason of the Mergers become employees of Umpqua or Umpqua Bank and are thereafter terminated other than for cause by such entity, will be provided with severance benefits by Umpqua based on the Umpqua Bank Severance Policy as currently in effect as of the date of this Agreement, a copy of which has been provided to WSB. Consistent with Section 7.12(b), WSB and the WSB Banks’ employees who become entitled to severance benefits, whether as a result of the Mergers or otherwise, will receive full credit for prior service accrued (or otherwise credited) with WSB and WSB Banks, plus service following the Effective Time, for purposes of determining the amount of such severance benefits. This Section 7.12(c) does not affect retention or incentive payments that are otherwise due to such employees.
      (d) For purposes of vacation benefits, service accrued (or otherwise credited) with WSB and the WSB Banks shall be credited for determining an employee’s eligibility and length of vacation under the Umpqua vacation plan, and any vacation taken prior to the Benefits Integration will be subtracted under the Umpqua plan from the employee’s vacation entitlement for the calendar year in which the Benefits Integration occurs.
      (e) For purposes of participation in Umpqua bonus plans, profit sharing plans and arrangements, and similar benefits, WSB and the WSB Banks’ employees shall receive credit for length of service accrued (or otherwise credited) with WSB and the WSB Banks and (except as may otherwise be provided in employment contracts) shall be entitled to participate in Umpqua bonus compensation plans and awards beginning at the Effective Time.
      (f) Umpqua shall waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to employees of WSB and the WSB Banks under any Umpqua health and welfare plans in which such employees may be eligible to participate after the

Effective Time, and deductibles, coinsurance or maximum out-of-pocket payments made by such employees during the applicable plan year under WSB’s health and welfare plans but prior to the date such employee first participates in the applicable Umpqua plan, shall reduce the amount of deductibles, coinsurance and out-of-pocket payments under the Umpqua plan.
      7.13     Indemnification of Directors and Officers; D&O Insurance.
      (a) From and after the Effective Time, Umpqua shall indemnify and hold harmless, to the fullest extent permitted under applicable law (and Umpqua shall also advance expenses as incurred to the fullest extent permitted under applicable law provided the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification), each present and former director and officer of WSB and WSB Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided, however, that Umpqua shall not be required to indemnify any Indemnified Party pursuant hereto if it shall be determined that the Indemnified Party acted in bad faith and not in a manner such Party believed to be in or not opposed to the best interests of WSB.
      (b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 7.13, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Umpqua thereof, but the failure to so notify shall not relieve Umpqua of any liability it may have to such Indemnified Party if such failure does not materially prejudice the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Umpqua shall have the right to assume the defense thereof and Umpqua shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Umpqua elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Umpqua and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Umpqua shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Umpqua shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) Umpqua shall not be liable for any settlement effected without its prior written consent; and provided, further, that Umpqua shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.
      (c) Umpqua shall maintain WSB’s existing officers’ and directors’ liability insurance for a period of 3 years after the Effective Time (or if the cost exceeds $300,000, such period that can be purchased for $300,000) or otherwise provide comparable insured coverage for such period.
      (d) If Umpqua or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the surviving corporation shall assume all of the obligations set forth in this Section 7.13.
      (e) The provisions of this Section 7.13 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

      7.14     Section 16 Matters.
      The board of directors of WSB and Umpqua shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the Exchange Act to exempt (i) the conversion of shares of WSB Common Stock and WSB Options into Umpqua Common Stock or Converted Options, as the case may be, and (ii) the acquisition of shares of Umpqua Common Stock or Converted Options, as the case may be, pursuant to the terms of this Agreement by officers and directors of WSB subject to the reporting requirements of Section 16(a) of the Exchange Act or by employees of WSB who may become an officer or director of Umpqua subject to the reporting requirements of Section 16(a) of the Exchange Act. In furtherance of the foregoing, prior to the Effective Time, (i) the board of directors of WSB shall adopt resolutions that specify (A) the name of each individual whose disposition of shares of WSB Common Stock (including WSB Options) is to be exempted, (B) the number of shares of WSB Common Stock (including WSB Options) to be disposed of by each such individual and (C) that the approval is granted for purposes of exempting the disposition from Section 16(b) of the Exchange Act under Rule 16b-3(e) of the Exchange Act and (ii) the board of directors of Umpqua shall adopt resolutions that specify (A) the name of each individual whose acquisition of shares of Umpqua Common Stock (including Converted Options) is to be exempted, (B) the number of shares of Umpqua Common Stock (including Converted Options) to be acquired by each such individual, (C) the material terms of the options and derivative securities with respect to Umpqua Common Stock to be acquired, including that price is determined based on the Exchange Ratio and that non-price terms are determined by reference to the terms of WSB Options and derivative securities with respect to shares of WSB Common Stock that have been converted into options and derivative securities with respect to Umpqua Common Stock and (D) that the approval is granted for purposes of exempting the acquisition from Section 16(b) of the Exchange Act under Rule 16b-3(d) of the Exchange Act. WSB and Umpqua shall provide to counsel of the other party for its review copies of such resolutions to be adopted by the respective boards of directors prior to such adoption.
      8.     Conditions to Obligations of Umpqua.
      The obligations of Umpqua under this Agreement and the Plans of Merger to consummate the Holding Company Merger and the Bank Mergers shall be subject to the satisfaction, on or before the Effective Date, of the following conditions (unless waived by Umpqua in writing and not required by law):

8.1 Shareholder Approvals. Approval of (i) the principal terms of this Agreement by the shareholders of WSB with WSB shareholders holding fewer than 12.5% of the WSB Common Stock having perfected their right to become Dissenting Shareholders and (ii) this Agreement, the Holding Company Plan of Merger and the issuance of Umpqua Common Stock contemplated hereby by the shareholders of Umpqua.

8.2 No Litigation. No court or other governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Mergers or the other transactions contemplated by this Agreement (collectively, an “Order”).

8.3 No Banking Moratorium. Absence of a banking moratorium or other suspension of payment by banks in the United States or any new material limitation on extension of credit by commercial banks in the United States.

8.4 Regulatory Approvals. Procurement of all consents, orders and approvals required by law including but not limited to approvals by the FRB, the FDIC, the Oregon Director and the California Commissioner of the transactions contemplated by the Agreement and the Plans of Merger, without any conditions or requirements included in any such required consents, orders or approvals which impose any condition or restriction on Umpqua or WSB, including without limitation, requirements relating to the raising of additional capital or the disposition of assets, which Umpqua reasonably determines to be materially burdensome in the context of the transactions contemplated by this Agreement, or would reasonably be expected to have, individually or in the aggregate, a Material

Adverse Effect with respect to Umpqua or WSB; and the expiration of all applicable regulatory waiting periods.

8.5 Compliance with Securities Laws. The S-4 Registration Statement having become effective under the Securities Act. No stop order suspending the effectiveness of the S-4 Registration Statement shall have issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC.

8.6 Other Consents. Receipt of other consents and approvals necessary for consummation of the transactions contemplated by this Agreement and the Plans of Merger as listed in Schedule 8.6.

8.7 Corporate Documents. Receipt by Umpqua of:

(a) Current certificates of good standing for WSB and the WSB Banks issued by the appropriate governmental officer as of a date immediately prior to the Effective Date; and

(b) A copy, certified by each Secretary of WSB and the WSB Banks, of resolutions adopted by the Board of Directors and shareholders of each entity approving this Agreement and the applicable Plan of Merger.

8.8 Continuing Accuracy of Representations and Warranties. (i) The representations and warranties of WSB that are qualified by reference to Material Adverse Effect being true at and as of the Effective Date as though such representations and warranties were made at and as of the Effective Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (ii) the representations and warranties of the WSB set forth in this Agreement that are not qualified by reference to Material Adverse Effect being true and correct as of the Effective Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 8.8(a)(ii) shall be deemed to have been satisfied even if any representations and warranties of the WSB are not so true and correct unless the failure of such representations and warranties of the WSB to be so true and correct, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect with respect to WSB.

8.9 Compliance with Covenants and Conditions. Compliance in all material respects by WSB with all agreements and covenants on its part required by this Agreement to be performed or complied with prior to or at the Effective Date.

8.10 No Material Adverse Effects. Between the date hereof and the Effective Date, the absence of any event or circumstance that would reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to WSB.

8.11 Certificate. Receipt by Umpqua of a Certificate of the Chief Executive Officer and the Chief Financial Officer of WSB, dated as of the Effective Date, certifying to the best of their knowledge the fulfillment of the conditions specified in Sections 8.1(i), 8.2, 8.6, 8.8, 8.9 and 8.10 hereof, that the average daily balance of consolidated Core Deposits for the month preceding the Effective Date is not less than the product of 92.0% and the average daily balance of Core Deposits for the month of January 2006, and such other matters with respect to the fulfillment by WSB of any of the conditions of this Agreement as Umpqua may reasonably request.

8.12 Tax Opinion. Receipt of a favorable opinion of Foster Pepper Tooze LLP, special counsel to Umpqua, dated as of the Effective Date, in form and substance reasonably satisfactory to Umpqua to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the transactions contemplated by the Agreement and the Plans of Merger will be reorganizations within the meaning of Section 368(a) of the Code; that the parties to the Agreement and to the Plans of Merger will each be “a party to a reorganization” within the meaning of

Section 368(b) of the Code; and that no taxable gain or loss will be recognized by WSB, the WSB Banks, Umpqua or Umpqua Bank as a result of the Mergers; that no taxable gain or loss will be recognized by the shareholders of WSB who exchange all of their WSB Common Stock for Umpqua Common Stock pursuant to the Holding Company Merger (except with respect to cash, if any, received for any fractional share interest in Umpqua Common Stock). In rendering its opinion, Foster Pepper Tooze LLP may require and rely upon representations contained in letter from WSB and Umpqua.

8.13 Employee Agreements. Each amended and restated severance, employment and salary continuation agreement entered into by those executives listed in Section 8.13 has not been amended or rescinded and remains in full force and effect.

8.14 Director Agreements. Each Voting, Non-Competition and Non-Solicitation Agreement entered into by the directors of WSB, ACB, CCB, LCB and WSNB as described in the Recitals to this Agreement has not been amended or rescinded and remains in full force and effect as of the Effective Date.

      9.     Conditions to Obligations of WSB.
      The obligations of WSB under this Agreement and the Plans of Merger to consummate the Holding Company Merger and the Bank Mergers, shall be subject to the satisfaction, on or before the Effective Date, of the following conditions (unless waived by WSB in writing and not required by law):

9.1 Shareholder Approvals. Approval of (i) the principal terms of this Agreement by the shareholders of WSB and (ii) approval of this Agreement, the Holding Company Plan of Merger and the issuance of Umpqua Common Stock contemplated hereby by the shareholders of Umpqua.

9.2 No Litigation. No court or other governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any Order.

9.3 No Banking Moratorium. Absence of a banking moratorium or other suspension of payment by banks in the United States or any new material limitation on extension of credit by commercial banks in the United States.

9.4 Regulatory Approvals. Procurement of all consents, orders and approvals required by law including but not limited to approvals by the FRB, the FDIC, the Oregon Director and the California Commissioner of the transactions contemplated by the Agreement and the Plans of Merger, without any conditions or requirements included in any such required consents, orders or approvals which impose any condition or restriction on Umpqua or WSB, including without limitation, requirements relating to the raising of additional capital or the disposition of assets, which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Umpqua or WSB; and the expiration of all applicable waiting periods.

9.5 Other Consents. Receipt of other consents and approvals necessary for consummation of the transactions contemplated by this Agreement and the Plans of Merger as listed in Schedule 9.5.

9.6 Corporate Documents. Receipt by WSB of:

(a) A certificate of existence for Umpqua and a good standing certificate for Umpqua Bank issued by the appropriate governmental officer dated as of a date immediately prior to the Effective Date;

(b) A copy, certified by each Secretary of Umpqua and Umpqua Bank, of the resolutions adopted by the Board of Directors of each approving this Agreement and the respective Plan of Merger.

9.7 Continuing Accuracy of Representations and Warranties. (i) The representations and warranties of Umpqua that are qualified by reference to Material Adverse Effect being true at and as of the Effective Date as though such representations and warranties were made at and as of the

Effective Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (ii) the representations and warranties of the WSB set forth in this Agreement that are not qualified by reference to Material Adverse Effect being true and correct as of the Effective Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 9.7(a)(ii) shall be deemed to have been satisfied even if any representations and warranties of the Umpqua are not so true and correct unless the failure of such representations and warranties of Umpqua to be so true and correct, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect with respect to Umpqua.

9.8 Compliance with Covenants and Conditions. Umpqua having complied in all material respects with all agreements and covenants on its part required by this Agreement to be performed or complied with prior to or at the Effective Date.

9.9 No Adverse Changes. Between the date hereof and the Effective Date, the absence of any event or circumstance that would reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to Umpqua.

9.10 Tax Opinion. Receipt of a favorable opinion of Foster Pepper Tooze LLP, special counsel to Umpqua, dated as of the Effective Date, in form and substance satisfactory to WSB to the effect that on the basis of facts, representations and assumptions set forth in such opinion, the Holding Company Merger will be a reorganization within the meaning of Section 368(a) of the Code; that each of WSB and Umpqua will be “a party to a reorganization” within the meaning of Section 368(b) of the Code; and that no taxable gain or loss will be recognized by the shareholders of WSB who exchange all of their WSB Common Stock for Umpqua Common Stock pursuant to the Holding Company Merger (except with respect to cash, if any, received for any fractional share interest in Umpqua Common Stock). In rendering its opinion, Foster Pepper Tooze LLP may require and rely upon representations contained in letters from WSB and Umpqua.

9.11 Certificate. Receipt by WSB of a Certificate of the President and Chief Financial Officer of Umpqua, dated as of the Effective Date, certifying to the best of their knowledge the fulfillment of the conditions specified in Sections 9.1(ii), 9.2, 9.4, 9.5, 9.7, 9.8, and 9.9 hereof and such other matters with respect to the fulfillment by Umpqua of any of the conditions of this Agreement as WSB may reasonably request.

      10.     Closing.
      The transactions contemplated by this Agreement and the Plans of Merger will close in the office of Foster Pepper Tooze LLP at such time and on such date within fifteen days following the day on which the conditions set forth in Sections 8.1, 8.4, 9.1 and 9.4 are satisfied, as set by notice from Umpqua to WSB, or at such other time and place as the parties may agree.
      11.     Termination.
      11.1     Procedure for Termination. This Agreement may be terminated before the Effective Date:

(a) By the mutual consent of the Boards of Directors of Umpqua and WSB acknowledged in writing;

(b) By Umpqua or WSB acting through their Boards of Directors upon written notice to the other party, if at the time of such notice the Mergers shall not have become effective by October 31, 2006 (or such later date as shall have been agreed to in writing by Umpqua and WSB acting through their respective Boards of Directors) except to the extent that the failure of the Mergers then to be consummated arises out of or results from the knowing action or inaction of such party, which action or inaction is in violation of its obligations under this Agreement;

(c) By Umpqua, acting through its Board of Directors upon written notice to WSB, if there has been a breach by WSB in its representations, warranties or covenants set forth herein such that Section 8.8 or 8.9 would not be satisfied and which misrepresentation, breach or failure is not cured within thirty (30) days notice to WSB of such misrepresentation, breach or failure; or by WSB, acting through its Board of Directors upon written notice to Umpqua, if there has been a breach by Umpqua in its representations, warranties or covenants set forth herein such that Section 9.7 or 9.8 would not be satisfied and which misrepresentation, breach or failure is not cured within thirty (30) days notice to Umpqua of such misrepresentation, breach or failure;

(d) By WSB, if its Board of Director determines in good faith (after consultation with Sullivan & Cromwell LLP) that such action is required in order for the directors to comply with their respective fiduciary duties under applicable law; or

(e) By WSB, if (1) there has been a significant decline in the price of Umpqua Common Stock, measured by the Umpqua Measuring Price, (2) such decline is not proportionate relative to the Index, (3) WSB delivers written notice to Umpqua of its intention to terminate this Agreement within forty-eight (48) hours following the date of such event and (4) Umpqua does not elect to pursue a Decline Adjustment as set forth below; provided, however, that, if Umpqua effects a stock dividend, stock split, combination, exchange of shares or similar transaction after the date hereof and prior to the date on which the Umpqua Measuring Price is determined, the provisions of this Section 11.1(e) shall be appropriately adjusted so that such event does not in and of itself trigger a termination right on behalf of WSB. For purposes hereof, the following terms have the following meanings:

(i) “Index” means the NASDAQ Bank Index.

(ii) “Initial Index” shall mean 3,126.17.

(iii) “Final Index” shall mean the average of the closing prices of the Index for the Umpqua Measuring Period.

(iv) “Minimum Adjustment Price” means $22.59, which represents 80% of the Umpqua Initial Price.

(v) A “significant decline” shall be deemed to have occurred if the Umpqua Measuring Price is less than the Minimum Adjustment Price.

(vi) A decrease is not “proportionate relative to the Index” if the quotient obtained by dividing the Umpqua Measuring Price by the Umpqua Initial Price is less than the quotient obtained by dividing the Final Index by the Initial Index and subtracting 0.10 from the quotient.

(vii) “Umpqua Initial Price” means $28.24.

(viii) “Umpqua Measuring Period” means the fifteen day trading day period ending on the fifth business day prior to the Effective Date.

(ix) “Umpqua Measuring Price” means the average closing price of Umpqua Common Stock on NASDAQ over the Umpqua Measuring Period.

Notwithstanding any decrease in the price of Umpqua Common Stock, as set forth in this Section 11.1(e), WSB shall not be entitled to terminate this Agreement pursuant to this Section 11.1(e) if Umpqua elects, no later than the close of business on the second succeeding Business Day after the close of the Umpqua Measuring Period, to adjust the Exchange Ratio (a “Decline Adjustment”) such that the Exchange Ratio shall equal the number derived by multiplying the unadjusted Exchange Ratio times the quotient obtained by dividing the Minimum Adjustment Price by the Umpqua Measuring Price.

(f) By WSB or Umpqua, acting through its Board of Directors, if any Order permanently restraining, enjoining or otherwise prohibiting consummation of any of the Mergers shall become final and non-appealable (whether before or after the approval by the shareholders of WSB or Umpqua).

(g) By either party if (i) WSB shareholders fail to approve the principal terms of this Agreement at a meeting held pursuant to Section 6.10 or any adjournments or postponements thereof or (ii) Umpqua shareholders fail to approve this Agreement, the Holding Company Plan of Merger or the issuance of shares of Umpqua Common Stock contemplated hereby at a meeting held pursuant to Section 7.8 or any adjournments or postponements thereof.
      11.2     Effect of Termination.
      11.2.1     In the event this Agreement is terminated pursuant to Section 11.1(a) or 11.1(b), 11.1(e) or 11.1(f), this Agreement shall become wholly void and of no further force and effect and there shall be no liability on the part of any party or its respective Board of Directors as a result of such termination or abandonment.
      11.2.2     If this Agreement is terminated by WSB or Umpqua pursuant to Section 11.1(g)(i) (provided that no failure of any covenant, condition, representation or warranty on the part of Umpqua or within the reasonable control of WSB shall have proximately caused the failure of WSB shareholders to have approved the principal terms of this Agreement), by Umpqua pursuant to Section 11.1(c) or by WSB pursuant to Section 11.1(d), then WSB agrees to pay to Umpqua its reasonable expenses incurred in entering into and attempting to consummate the transaction up to a maximum of $600,000, to be paid within thirty (30) days after Umpqua’s request; provided, however, if Umpqua has terminated the Agreement as a result of WSB’s willful failure to comply with any material covenant set forth in Section 6, it agrees to pay Umpqua an additional $3,000,000, to be paid within thirty (30) days after Umpqua’s request. If this Agreement is terminated pursuant to Section 11.1(g)(i) or Section 11.1(d), or by Umpqua pursuant to Section 11.1(c) and WSB enters into an Alternative Acquisition Transaction prior to the date that is 12 months from the date of termination and such Alternative Acquisition Transaction had been proposed prior to the date of the WSB shareholder meeting in the case of termination pursuant to Section 11.1(g)(i) or prior to the date of termination in the case of termination pursuant to Section 11.1(c) or 11.1(d); and provided that in any of such events if, at the time of WSB’s shareholder meeting there was no material failure by Umpqua to comply with the covenants set forth in Section 7 and to satisfy the conditions set forth in Section 9.1 (if the shareholders of Umpqua shall have met by the date of the termination) and Sections 9.7 and 9.9, then WSB will, within thirty (30) days after Umpqua’s request, pay Umpqua the sum of $14,000,000 (reduced by any amounts paid or payable pursuant to the first sentence of this paragraph). This Section 11.2.2 shall be the sole remedy in favor of Umpqua for termination of this Agreement pursuant to the sections named in the first sentence, and Umpqua specifically waives the protections of any other legal or equitable remedies that otherwise might be available to Umpqua.
      11.2.3     If this Agreement is terminated by Umpqua or WSB pursuant to Section 11.1(g)(ii) (provided that no failure of any covenant, condition, representation or warranty on the part of WSB or within the reasonable control of Umpqua shall have proximately caused the failure of Umpqua shareholders to have approved the Agreement, the Holding Company Plan of Merger or the issuance of shares of Umpqua Common Stock contemplated hereby) or by WSB pursuant to Section 11.1(c), then Umpqua agrees to pay to WSB its reasonable expenses incurred in entering into and attempting to consummate the transaction up to a maximum of $600,000; provided, however, if WSB has terminated the Agreement as a result of Umpqua’s willful failure to comply with any material covenant set forth in Section 7, it agrees to pay WSB an additional $3,000,000. This Section 11.2.3 shall be the sole remedy in favor of WSB for termination of this Agreement pursuant to the sections named in the first sentence, and WSB specifically waives the protections of any other legal or equitable remedies that otherwise might be available to WSB.

      11.3     Documents from WSB. In the event of termination of this Agreement, Umpqua will promptly deliver to WSB all originals and copies of documents and work papers obtained by Umpqua from WSB, whether so obtained before or after the execution hereof.
      11.4     Documents from Umpqua. In the event of termination of this Agreement, WSB will promptly deliver to Umpqua all originals and copies of documents and work papers obtained by WSB from Umpqua, whether so obtained before or after the execution hereof.
      12.     Miscellaneous Provisions.
      12.1     Amendment or Modification. Prior to the Effective Date, this Agreement and the Plans of Merger may be amended or modified, either before or after approval by the shareholders of WSB and Umpqua, only by an agreement in writing executed by the parties hereto upon approval of their respective Boards of Directors, except to the extent shareholder approval is required under applicable law.
      12.2     Public Statements. No party to this Agreement shall issue any press release or other public statement concerning the transactions contemplated by this Agreement without first providing the other parties hereto with a written copy of the text of such release or statement and obtaining the consent of the other parties to such release or statement, which consent will not be unreasonably withheld. The consent provided for in this Section 12.2 shall not be required if the delay would preclude the timely issuance of a press release or public statement required by law or any applicable regulations. The provisions of this Section 12.2 shall not be construed as limiting the parties from communications consistent with the purposes of this Agreement, including but not limited to seeking regulatory and shareholder approvals necessary to complete the transactions contemplated by this Agreement and the Plans of Merger.
      12.3     Confidentiality. Each party shall treat the non-public information that it obtains from the other parties to this Agreement in accordance with the Confidentiality Agreement.
      12.4     Waivers and Extensions. Each of the parties hereto may, by an instrument in writing, extend the time for or waive the performance of any of the obligations of the other parties hereto or waive compliance by the other parties hereto of any of the covenants or conditions contained herein or in the Plans of Merger, other than those required by law. No such waiver or extension of time shall constitute a waiver of any subsequent or other performance or compliance. No such waiver shall require the approval of the shareholders of any party.
      12.5     Expenses. Each of the parties hereto shall pay their respective expenses in connection with this Agreement and the Plans of Merger and the transactions contemplated thereby, except as otherwise may be specifically provided.
      12.6     Financial Advisors. Each of Umpqua and WSB is solely responsible for the payment of its own financial advisor fees.
      12.7     Binding Effect, No Assignment. This Agreement and all the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder, shall be assigned by any of the parties hereto without the prior written consent of the other parties.
      12.8     Representations and Warranties. The respective representations and warranties of each party hereto contained herein shall not be deemed to be waived or otherwise affected by any investigation made by the other parties, and except for claims based upon fraud of the parties or their representatives, shall expire as of the Effective Date.
      12.9     Remedies. Except for claims based upon fraud of the parties or their representatives, the only remedy available to any party hereunder is for amounts payable pursuant to Section 11.2.
      12.10     No Benefit to Third Parties. Except for Sections 7.12 and 7.13, nothing herein expressed or implied is intended or shall be construed to confer upon or give any person or entity, other than the parties hereto, any right or remedy under or by reason hereof. Claims of WSB shareholders receiving Umpqua Common Stock are limited to their rights under applicable federal and state securities law.

Representations, warranties and covenants of Umpqua herein are for the benefit of WSB only and expire as of the Effective Date.
      12.11     Notices. Any notice, demand or other communication permitted or desired to be given hereunder shall be in writing and shall be deemed to have been sufficiently given or served for all purposes if personally delivered or mailed by registered or certified mail, return receipt requested, or sent via confirmed facsimile to the respective parties at their addresses or facsimile numbers set forth below:

If to Umpqua:
Umpqua Holdings Corporation
One SW Columbia Street, Suite 1200
Portland, Oregon 97258
Attn: Raymond P. Davis, CEO
Fax: (971) 544-3750

Copies of Notices to Umpqua to:
Kenneth E. Roberts
Foster Pepper Tooze LLP
601 SW Second Avenue
Portland, OR 97204-3223
Fax: (800) 601-9234

If to WSB:
Western Sierra Bancorp
4080 Plaza Goldorado Circle
Cameron Park, California
Attn: Gary Gall or Patrick J. Rusnak
Fax: (916) 677-5751

Copies of Notices to WSB to:
Patrick S. Brown
Sullivan & Cromwell LLP, Suite 2100
1888 Century Park East
Los Angeles, California 90067
Fax: (310) 712-8800
      Any party from time to time may change such address or facsimile number by so notifying the other parties hereto of such change, which address or number shall thereupon become effective for purposes of this Section 12.11.
      12.12     Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Oregon.
      12.13     Entire Agreement. This Agreement, including all of the schedules and exhibits hereto and other documents or agreements referred to herein, constitutes the entire agreement between the parties with respect to the Mergers and other transactions contemplated hereby and supersedes all prior agreements and understandings between the parties with respect to such matters.
      12.14     Headings. The article and section headings in this Agreement are for the convenience of the parties and shall not affect the interpretation of this Agreement.
      12.15     Counterparts. At the convenience of the parties, this Agreement may be executed in counterparts, and each such executed counterpart shall be deemed to be an original instrument, but all such executed counterparts together shall constitute but one Agreement.

      12.16     Restrictions On Transfer. Umpqua will not deliver any Umpqua Common Stock to any shareholder who, in the opinion of counsel for Umpqua, is or may be an “affiliate” (as defined in Rule 144 promulgated by the SEC pursuant to the Securities Act) of WSB, except upon receipt by Umpqua of a letter or other written commitment from that shareholder to comply with Rule 145 as promulgated by the SEC, in a form reasonably acceptable to its counsel.
      12.17     Material Change. As used in this Agreement, a “Material Adverse Effect” means, with respect to Umpqua or WSB, any effect, circumstance, occurrence or change that (i) is material and adverse to the financial position, results of operations or business of Umpqua and Umpqua Subsidiaries taken as a whole or WSB and WSB Subsidiaries taken as a whole, as the case may be, or (ii) would materially impair the ability of either Umpqua or WSB, respectively, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that a material adverse effect or change shall not be deemed to include the impact of: (a) changes in banking and similar laws of general applicability or interpretations thereof by governmental authorities; (b) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally; (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with GAAP; (d) actions taken or not taken by WSB in compliance with Schedule 6.13; (e) any failure by WSB and the WSB Banks or Umpqua and Umpqua Bank, as the case may be, to meet any published analyst estimates of revenues or earnings for any period ending on or after the date of this Agreement and prior to the Closing; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a Material Adverse Effect; (f) a decline in the price of the shares of WSB or Umpqua Common Stock on NASDAQ; provided, that, the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such decline has resulted in, or contributed to, a Material Adverse Effect; (g) changes in economic conditions affecting financial institutions generally or that are the results of acts of war or terrorism; provided, further, that, with respect to clauses (a), (b), and (g), such change, event, circumstance or development does not (i) primarily relate only to (or have the effect of primarily relating only to) WSB and the WSB Banks or Umpqua and Umpqua Bank, as the case may be, or (ii) significantly disproportionately adversely affect WSB and the WSB Banks or Umpqua and Umpqua Bank, as the case may be, compared to other companies of similar size operating in the banking industry in which WSB and the WSB Banks or Umpqua and Umpqua Bank operate.
      12.18     Survival. The agreements of Umpqua contained in Section 2, Section 7.11, 7.12 and Section 7.13 of this Agreement shall survive the consummation of the Merger. Section 11 and Section 12 of this Agreement and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

      IN WITNESS WHEREOF, the parties hereto, pursuant to the approval and authority duly given by resolutions adopted by a majority of their respective Boards of Directors, have each caused this Agreement to be executed by its duly authorized officers.

UMPQUA HOLDINGS CORPORATION		WESTERN SIERRA BANCORP

By:	/s/ Raymond P. Davis Raymond P. Davis, President and Chief Executive Officer	By:	/s/ Gary D. Gall Gary D. Gall, President and Chief Executive Officer

By:	/s/ Steven L. Philpott Steven L. Philpott, Executive Vice President, General Counsel and Secretary	By:	/s/ Patrick J. Rusnak Patrick J. Rusnak Executive Vice President, Chief Operating Officer and Assistant Secretary
[signatures continued on following page]

UMPQUA BANK		WSB BANKS AUBURN COMMUNITY BANK

By:	/s/ Raymond P. Davis Raymond P. Davis, President and Chief Executive Officer	By:	/s/ Jeff Birkholz Jeff Birkholz, President and Chief Executive Officer

By:	/s/ Steven L. Philpott Steven L. Philpott, Secretary	By:	/s/ Anthony Gould Secretary

CENTRAL CALIFORNIA BANK

		By:	/s/ Clyde Frederick Rowden Clyde Frederick Rowden, President and Chief Executive Officer

		By:	/s/ Anthony Gould Anthony Gould, Secretary

LAKE COMMUNITY BANK

		By:	/s/ Douglas A. Nordell Douglas A. Nordell, President and Chief Executive Officer

		By:	/s/ Anthony Gould Anthony Gould Secretary

WESTERN SIERRA NATIONAL BANK

		By:	/s/ Kirk N. Dowdell Kirk N. Dowdell, President and Chief Executive Officer

		By:	/s/ Anthony Gould Anthony Gould, Secretary

APPENDIX B
FORM OF PLAN OF MERGER
HOLDING COMPANY PLAN OF MERGER
      This Holding Company Plan of Merger (the “Plan of Merger”) is dated                     , 2006, and is by and between Umpqua Holdings Corporation (“Umpqua”), an Oregon corporation, and Western Sierra Bancorp (“WSB”), a California corporation.
RECITALS
      A. The Board of Directors and shareholders of each of Umpqua and WSB has approved this Plan of Merger and authorized its execution and the performance of all of its respective obligations hereunder.
      B. This Plan of Merger is part of an Agreement and Plan of Reorganization (the “Reorganization Agreement”), dated as of February      , 2006, by and among Umpqua; Umpqua Bank (Umpqua’s wholly owned subsidiary bank); WSB; and Auburn Community Bank, Central California Bank, Lake Community Bank and Western Sierra National Bank (WSB’s four wholly owned subsidiary banks, the “WSB Banks”), which Reorganization Agreement sets forth certain conditions precedent to the effectiveness of this Plan of Merger and other matters relative to the merger contemplated by this Plan of Merger. Capitalized terms that are used but not defined in this Plan of Merger are used as defined in the Reorganization Agreement.
      C. At or prior to the date the Merger (defined below) becomes effective, the parties shall have taken all such actions as may be necessary or appropriate in order to effectuate the Merger.
AGREEMENT
      In consideration of the mutual covenants herein contained, the parties hereby adopt this Plan of Merger:
      1.     EFFECTIVE DATE AND TIME. This Plan of Merger shall be effective at            p.m.(the “Effective Time”) on                     , 2006 (the “Effective Date”).
      2.     MERGER. At the Effective Time, WSB shall merge with and into Umpqua (the “Merger”), and Umpqua will be the surviving corporation (the “Surviving Corporation”). The name of the Surviving Corporation shall be “Umpqua Holdings Corporation.”
      3.     ARTICLES OF INCORPORATION, BYLAWS AND DIRECTORS. Until altered, amended or repealed, at the Effective Time, Umpqua’s articles of incorporation and bylaws as in effect immediately prior to the Effective Time shall be the Surviving Corporation’s articles of incorporation and bylaws. Until their successors are elected or appointed and qualified, and subject to prior death, resignation or removal, Umpqua’s directors shall be, as of the Effective Time, the individuals identified on Appendix A hereto.
      4.     EFFECT OF MERGER.

4.1 Until changed by the Surviving Corporation’s Board of Directors, at the Effective Time all corporate acts, plans, policies, contracts, approvals and authorizations of Umpqua and WSB, and their shareholders, officers, agents, Boards of Directors, and committees elected or appointed thereby, which were valid and effective immediately prior to the Effective Date shall be taken for all purposes as the acts, plans, policies, contracts, approvals and authorizations of the Surviving Corporation and shall be as effective and binding thereon as the same were with respect to Umpqua and WSB prior to the Effective Time.

4.2 At the Effective Time, the corporate existence of Umpqua and WSB shall, as provided by Oregon and California law, be merged into and continued in the Surviving Corporation, and the separate existence of WSB shall terminate. All rights, franchises and interests of WSB in and to every type of property (whether real, personal, tangible or intangible) and choses in action shall be transferred to and vested in the Surviving Corporation by virtue of the Merger without any deed or other transfer, and the Surviving Corporation, without any order or action on the part of any court or otherwise, shall hold and enjoy all such rights and property, franchises, and interests, including appointments, designations and nominations, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises, and interests were held or enjoyed by Umpqua and WSB, respectively, prior to the Effective Time.

4.3 At the Effective Time, the liabilities of Umpqua and WSB shall become the Surviving Corporation’s liabilities, and all debts, liabilities, and contracts of Umpqua and WSB, respectively, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of accounts, or records of Umpqua and WSB, shall be those of the Surviving Corporation and shall not be released or impaired by the Merger; and all rights of creditors and other obligees and all liens on property shall be preserved unimpaired.

      5.     CAPITALIZATION OF UMPQUA. The present authorized capital of Umpqua consists of 2,000,000 shares of undesignated preferred stock without par value, of which no shares are issued or outstanding, and 100,000,000 shares of common stock without par value, of which                      shares are issued, outstanding and fully paid (“Umpqua Common Stock”). Except as set forth in the Reorganization Agreement or the schedules thereto, there are no outstanding options, warrants or other rights to purchase or receive Umpqua securities.
      6.     CAPITALIZATION OF WSB. The present authorized capital of WSB consists of 10,000,000 shares of preferred stock, without par value, of which no shares are issued or outstanding, and 10,000,000 shares of common stock without par value, of which                      shares are issued, outstanding and fully paid (“WSB Common Stock”). Except as set forth in the Reorganization Agreement or the schedules thereto, there are no outstanding options, warrants or other rights to purchase or receive WSB securities.
      7.     EXCHANGE OF SHARES. At the Effective Time, by virtue of the Merger and without any action on the part of any party or any shareholder, the following shall occur:

7.1 Umpqua Common Stock. Each share of Umpqua Common Stock outstanding immediately prior to the Merger shall remain outstanding.

7.2 Merger Consideration; WSB Common Stock. Each outstanding share of WSB Common Stock (other than Dissenters’ Shares) shall, subject to the limitations set forth herein, be converted into the right to receive the number of shares of Umpqua Common Stock determined by applying the Exchange Ratio, except that cash shall be paid in lieu of any resulting fractional shares. Subject to Section 10, “Exchange Ratio” means 1.61 shares of Umpqua Common Stock for each share of WSB Common Stock.

7.3 WSB Stock Options.

7.3.1 As of the Effective Time, by virtue of the Holding Company Merger and without any action on the part of any holder of any such option, each outstanding option to acquire WSB Common Stock (each a “WSB Option”) shall be automatically converted into an option to purchase Umpqua Common Stock (each, a “Converted Option”) as follows: (i) the number of shares of Umpqua Common Stock issuable upon exercise of the Converted Option shall be equal to the product of (A) the number of shares of WSB Common Stock issuable upon exercise of the WSB Option, and (B) the Exchange Ratio; and (ii) the exercise price per share of Umpqua Common Stock shall be equal to the result of (A) the exercise price of the WSB Option, divided by (B) the Exchange Ratio. All other terms and conditions of the Converted Options shall remain the same as the terms and conditions of the WSB Options. With respect to any WSB Option that is an incentive stock option within the meaning of Section 422 of the Code, the foregoing adjustments shall be effected in a manner consistent with Section 424(a) of the Code.

7.3.2 Umpqua shall, as of the Effective Time, assume the obligations of WSB under all plans and agreements pursuant to which a WSB Option has been issued (the “WSB Stock Plans”) and shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Umpqua Common Stock for delivery upon exercise of the Converted Options. Umpqua shall cause the registration of the shares of Umpqua Common Stock subject to the Converted Options to become effective as part of a registration statement on Form S-8, or any successor or other appropriate forms, with respect to the shares of Umpqua Common Stock subject to the Converted Options promptly following the Effective Time; and, thereafter, Umpqua shall deliver to holders of Converted Options any applicable prospectus and shall maintain the effectiveness of such registration statement or registration statements, including the current status of any related prospectus, for so long as the Converted Options remain outstanding.

      8.     NO FRACTIONAL SHARES. Notwithstanding any other provision hereof, no fractional shares of Umpqua Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued. Instead, Umpqua will pay to each holder of WSB Common Stock who would otherwise be entitled to a fractional share of Umpqua Common Stock an amount in cash (without interest) determined by multiplying such fraction by the closing price for Umpqua Common Stock on the Effective Date as reported by the NASDAQ National Market.
      9.     EXCHANGE PROCEDURES. Prior to the Effective Date, Umpqua shall appoint an Exchange Agent for the purpose of exchanging certificates representing shares of WSB Common Stock (other than Dissenters’ Shares) for Umpqua Common Stock. On or about the Effective Date, Umpqua will issue and deliver to the Exchange Agent certificates representing a sufficient number of shares of Umpqua Common Stock issuable and an estimate of the cash required to make cash payable in the Merger.

9.1 Upon surrender for cancellation to the Exchange Agent of one or more certificates for shares of WSB Common Stock (“Old Certificates”), accompanied by a duly executed letter of transmittal in proper form, the Exchange Agent shall deliver to each holder of such surrendered Old Certificates new certificates representing the appropriate number of shares of Umpqua Common Stock (“New Certificates”), together with checks for payment of cash in lieu of fractional shares to be issued in respect of the Old Certificates.

9.2 Until Old Certificates have been surrendered and exchanged for New Certificates as herein provided, each outstanding Old Certificate shall be deemed, for all corporate purposes of Umpqua to be whole shares of Umpqua Common Stock. No dividends or other distributions which are declared on Umpqua Common Stock into which shares of WSB Common Stock have been converted after the Effective Date, will be paid to persons otherwise entitled to receive the same until the Old Certificates have been surrendered in exchange for New Certificates in the manner herein provided. In no event shall the persons entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions.

9.3 Any Umpqua Common Stock or cash delivered to the Exchange Agent (together with any interest or dividends thereon) and not issued pursuant to this Section 9 at the end of twelve months from the Effective Date shall be returned to Umpqua, in which event the persons entitled thereto shall look only to Umpqua for payment thereof.

9.4 Notwithstanding anything to the contrary set forth herein, if any holder of WSB Common Stock shall be unable to surrender his or her Old Certificates because such certificates have been lost or destroyed, such holder may deliver in lieu thereof a lost stock certificate affidavit and, unless waived, at the sole option of Umpqua or the Exchange Agent, an indemnity bond together with a surety, each in a form and substance reasonably satisfactory to Umpqua or the Exchange Agent.

9.5 The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Umpqua Common Stock or WSB Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares of Umpqua Common Stock for the account of the persons entitled hereto.

      10.     ANTI-DILUTION PROVISION. If Umpqua changes or proposes to change the number of shares of Umpqua Common Stock issued and outstanding prior to the Effective Date as a result of a stock split, stock dividend, or similar transaction with respect to the outstanding Umpqua Common Stock, or exchanges Umpqua Common Stock for a different number or kind of shares or securities or is involved in any transaction resulting in any of the foregoing, and the record date therefore shall be prior to the Effective Date, the Exchange Ratio shall be proportionately adjusted.
      11.     DISSENTERS’ RIGHTS.

11.1 The shareholders of Umpqua have no rights under Oregon law to dissent from this Plan of Merger.

11.2 All shares of WSB Common Stock that are “dissenting shares” within the meaning of California General Corporation Law § 1300 (“Dissenters’ Shares”) shall not be converted into or represent a right to receive Umpqua Common Stock unless and until such shares have lost their status as dissenting shares under CGCL § 1300, at which time such shares shall be converted into Umpqua Common Stock pursuant to Section 7.2. Any Dissenting Shareholder who shall be entitled to be paid the value of such shareholder’s shares of WSB Common Stock, as provided in Section 1300 of the CGCL, shall not be entitled to shares of Umpqua Common Stock at the Exchange Ratio in respect thereof unless and until such Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such Dissenting Shareholder’s right to dissent from the Holding Company merger under the CGCL, and shall be entitled to receive only the payment provided for by Section 1300 of the CGCL with respect to such Dissenters’ Shares.
      12.     APPROVAL. This Plan of Merger has been ratified and approved by the Board of Directors and shareholders of each of Umpqua and WSB at meetings called and held in accordance with the applicable provisions of law and their respective articles of incorporation and bylaws. Each of Umpqua and WSB have procured all other consents and approvals, taken all other actions, and satisfied all other requirements prescribed by law or otherwise, necessary for consummation of the Merger on the terms herein provided.
      13.      CONDITIONS TO THE MERGER. All conditions precedent to the effectiveness of this Plan of Merger as set forth in the Reorganization Agreement have been satisfied or waived.
      IN WITNESS WHEREOF, the parties hereto have caused this Plan of Merger to be executed by their duly authorized officers as of the date first above written.

UMPQUA HOLDINGS CORPORATION		WESTERN SIERRA BANCORP

By:		By:

	Raymond P. Davis, President and		Gary D. Gall, President and
	Chief Executive Officer		Chief Executive Officer

By:		By:
	Steven L. Philpott, Executive Vice President, General Counsel and Secretary		, Secretary

Appendix A
Directors

APPENDIX C
April 12, 2006
Board of Directors
Umpqua Holdings Corporation
Umpqua Bank Plaza
One SW Columbia Street, Suite 1200
Portland, Oregon 97258
Directors of Umpqua Holdings Corporation:
      We understand that Umpqua Holdings Corporation and its subsidiary Umpqua Bank (collectively, hereinafter, “Umpqua”) and Western Sierra Bancorp and its subsidiaries Western Sierra National Bank, Auburn Community Bank, Lake Community Bank and Central California Bank (collectively, hereinafter, “Western Sierra”) have entered into an Agreement and Plan of Merger dated as of February 7, 2006 (the “Merger Agreement”), pursuant to which Western Sierra will be merged with and into Umpqua (the “Merger”). Pursuant to the Merger, as more fully described in the Merger Agreement and as further described to us by management of Umpqua, we understand that, subject to the exercise of dissenters’ rights, each outstanding share of common stock of Western Sierra is to be converted into the right to receive 1.6100 Umpqua common shares, equal to $44.82 as of the date of the Merger Agreement. We further understand that the aggregate consideration payable by Umpqua to the shareholders of Western Sierra will equal approximately 12.46 million Umpqua common shares, subject to adjustment as provided for and as more fully described in the Merger Agreement. The terms and conditions of the Merger are set forth in more detail in the Merger Agreement.
      You have asked us whether, in our opinion, as of the date hereof, the consideration to be paid by Umpqua to Western Sierra shareholders as provided in the Merger Agreement (the “Merger Consideration”) is fair to Umpqua and its shareholders from a financial point of view.
      Hoefer & Arnett, Inc. is an investment banking firm and is regularly engaged as part of its business in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements, secondary distributions of listed and unlisted securities, and valuations for corporate purposes.
      For purposes of this opinion and in connection with our review of the Merger, we have, among other things: (1) reviewed the Merger Agreement, (2) reviewed certain publicly available business and financial information relating to Umpqua and Western Sierra that we deem to be relevant, (3) reviewed certain internal information, primarily financial in nature, including financial projections and other financial and operating data relating to the strategic implications and operational benefits anticipated to result from the Merger, furnished to us by Umpqua and Western Sierra, (4) reviewed certain publicly available and other information concerning the reported prices and trading history of, and the trading market for, the common stock of Umpqua and Western Sierra, (5) reviewed certain publicly available information with respect to other companies that we believe to be comparable in certain respects to Umpqua and Western Sierra, (6) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the banking industry which we deemed to be comparable, in whole or in part, to the Merger, and (7) made inquiries regarding and discussed the Merger and the Merger Agreement and other matters related thereto with Umpqua and Umpqua’s counsel. In addition to the

C-1

foregoing, we have conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deem appropriate to arrive at our opinion.
      In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information provided to or reviewed by us, whether or not publicly available, and we have not assumed any responsibility for independent verification of any such information. With respect to financial projections and other information provided to or reviewed by us, we have been advised by the management of Umpqua that such projections and other information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Umpqua and Western Sierra as to the expected future financial performance of Umpqua and Western Sierra and the strategic implications and operational benefits anticipated from the Merger, and we have assumed that, after the Merger, Umpqua and its subsidiaries will perform substantially in accordance with such projections. We further relied on the assurances of the management of Umpqua that they are unaware of any facts that would make the information or projections provided to us incomplete or misleading. We have not made or been provided with any independent evaluations or appraisals of any of the assets, properties, liabilities or securities, nor have we made any physical inspection of the properties or assets, of Umpqua or Western Sierra. We are not experts in the evaluation of loan portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances for Umpqua are in the aggregate adequate to cover such losses. In addition, we have not assumed responsibility for reviewing any individual credit files relating to Umpqua or Western Sierra.
      Our opinion does not address the underlying business decision of Umpqua to enter into the Merger Agreement or complete the Merger.
      Our opinion is based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof.
      We have acted as financial advisor to Umpqua and will receive a fee from Umpqua for our services if the proposed Merger is consummated. In the ordinary course of our business, we and our affiliates may actively trade the common stock of Umpqua and Western Sierra for our own account and for the accounts of our customers and, accordingly, we may at any time hold a long or short position in the common stock of Umpqua or Western Sierra.
      This opinion is for the benefit and use of the members of the Board of Directors of Umpqua in connection with their evaluation of the Merger and does not constitute a recommendation to any holder of Umpqua common stock as to how such holder should vote with respect to the Merger. This opinion may not be used for any other purpose without our prior written consent.
      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair and equitable to Umpqua and the holders of Umpqua common stock from a financial point of view.

Sincerely,

HOEFER & ARNETT, INC.

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Appendix D
Investment Banking Group
April 12, 2006
Board of Directors
Western Sierra Bancorp
4080 Plaza Goldorado Circle
Cameron Park, CA 95682
Ladies and Gentlemen:
      Western Sierra Bancorp (“Western Sierra”), Auburn Community Bank (“ACB”), Central California Bank (“CCB”), Lake Community Bank (“LCB”) and Western Sierra National Bank (WS National Bank”, and together with ACB, CCB and LCB, the “WSB Banks”) and Umpqua Holdings Corporation (“Umpqua”) and Umpqua Bank (the “Umpqua Bank”), have entered into an Agreement and Plan of Reorganization, dated as of February 7, 2006 (the “Agreement”), pursuant to which Western Sierra will be merged with and into Umpqua (the “Holding Company Merger”), with Umpqua as the surviving entity in such Holding Company Merger. Furthermore, each of the WSB Banks will be merged with and into the Umpqua Bank, with Umpqua Bank being the resulting bank (the “Bank Merger” and together with the Holding Company Merger, the “Merger”). Under the terms of the Agreement, at the Effective Time and as a result of the Holding Company Merger, each outstanding share of Western Sierra Bancorp common stock (the “Western Sierra Common Stock”) will be converted into the right to receive 1.61 shares of Umpqua common stock (the “Exchange Ratio”). Cash will be paid in lieu of fractional shares. Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The other terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to holders of Western Sierra Common Stock.
      Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Western Sierra that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Umpqua that we deemed relevant; (iv) earnings per share estimates for Western Sierra for the years ending December 31, 2006 and long-term earnings per share growth rates for years thereafter, in each case, as provided by, and reviewed with, senior management of Western Sierra; (v) earnings per share estimates for Umpqua for the year ending December 31, 2006 provided by and reviewed with senior management of Umpqua and long-term earnings per share growth rates for the years thereafter, in each case, provided by and reviewed with senior management of Umpqua; (vi) the pro forma financial impact of the Merger on Umpqua, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior management of Umpqua and reviewed with senior management of Western Sierra; (vii) the publicly reported historical price and trading activity for Western Sierra’s and Umpqua’s common stock, including a comparison of certain financial and stock market information for Western Sierra and Umpqua and similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the commercial banking

+ Sandler O’Neil & Partners L.P. 455 Market Street, Suite 2070, San Francisco, CA 95105 T: (415) 978-5050 F: (415) 978-5094	+ www. SandlerOneil.com

industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Western Sierra, the business, financial condition, results of operations and prospects of Western Sierra and held similar discussions with certain members of senior management of Umpqua regarding the business, financial condition, results of operations and prospects of Umpqua.
      In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources or that was provided to us by Western Sierra or Umpqua or their respective representatives and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Western Sierra and Umpqua that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Western Sierra or Umpqua or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Western Sierra and Umpqua nor have we reviewed any individual credit files relating to Western Sierra and Umpqua. We have assumed, with your consent, that the respective allowances for loan losses for both Western Sierra and Umpqua are adequate to cover such losses.
      With respect to the earnings estimates for Western Sierra and Umpqua reviewed with the managements of Western Sierra and Umpqua and used by us in our analyses, Western Sierra’s and Umpqua’s managements confirmed to us that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of Western Sierra and Umpqua, respectively, and we assumed that such performances would be achieved. With respect to the projections of transaction expenses, purchase accounting adjustments, cost savings and stock repurchases determined by the senior management of Umpqua and reviewed with senior management of Western Sierra, the managements of Western Sierra and Umpqua confirmed to us that they reflected the best currently available estimates and judgments of such managements and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in Western Sierra’s or Umpqua’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Western Sierra and Umpqua will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will be a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice Western Sierra has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

      Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Umpqua’s common stock will be when issued to Western Sierra’s shareholders pursuant to the Agreement or the prices at which Western Sierra’s or Umpqua’s common stock may trade at any time.
      We have acted as Western Sierra’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. Western Sierra has also agreed to indemnify us against certain liabilities arising out of our engagement. As you are aware, we have provided certain other investment banking services to Western Sierra in the past and have received compensation for such services.
      In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Western Sierra and Umpqua and their affiliates. We may also actively trade the equity or debt securities of Western Sierra and Umpqua or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.
      Our opinion is directed to the Board of Directors of Western Sierra in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Western Sierra as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to holders of Western Sierra Common Stock and does not address the underlying business decision of Western Sierra to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Western Sierra or the effect of any other transaction in which Western Sierra might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without our prior written consent.
      Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Exchange Ratio is fair to the holders of Western Sierra Common Stock from a financial point of view.

Very truly yours,

APPENDIX E
Excerpt from the California General Corporation Law Concerning Dissenters’ Rights
CORPORATIONS CODE
TITLE 1. CORPORATIONS
DIVISION 1. GENERAL CORPORATION LAW
CHAPTER 13. DISSENTERS’ RIGHTS
      § 1300:     Reorganization or short-form merger; dissenting shares; corporate purchase at fair market value; definitions
      (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.
      (b) As used in this chapter, “dissenting shares” means shares which come within all of the following descriptions:

1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the National Market System of the NASDAQ Stock Market, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.
      (c) As used in this chapter, “dissenting shareholder” means the recordholder of dissenting shares and includes a transferee of record.
      § 1301.      Notice to holders of dissenting shares in reorganizations; demand for purchase; time; contents
      (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.
      (b) Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.
      (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.
      § 1302.     Submission of share certificates for endorsement; uncertificated securities
      Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.
      § 1303.     Payment of agreed price with interest; agreement fixing fair market value; filing; time of payment
      (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.
      (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

      § 1304.     Action to determine whether shares are dissenting shares or fair market value; limitation; joinder; consolidation; determination of issues; appointment of appraisers
      (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.
      (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.
      (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.
      § 1305.     Report of appraisers; confirmation; determination by court; judgment; payment; appeal; costs
      (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.
      (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.
      (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.
      (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.
      (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).
      § 1306.     Prevention of immediate payment; status as creditors; interest
      To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

      § 1307.     Dividends on dissenting shares
      Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.
      § 1308.     Rights of dissenting shareholders pending valuation; withdrawal of demand for payment
      Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.
      § 1309.     Termination of dissenting share and shareholder status
      Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

(a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys’ fees.

(b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

(c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder’s demand for purchase of the dissenting shares.
      § 1310.     Suspension of right to compensation or valuation proceedings; litigation of shareholders’ approval
      If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.
      § 1311.     Exempt shares
      This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.
      § 1312.     Right of dissenting shareholder to attack, set aside or rescind merger or reorganization; restraining order or injunction; conditions
      (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.
      (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder’s shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder’s shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days’ prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.
      (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

APPENDIX F
UMPQUA HOLDINGS CORPORATION’S RESTATED ARTICLES OF INCORPORATION AS AMENDED BY THE PROPOSED AMENDMENTS
RESTATED ARTICLES OF INCORPORATION
OF
UMPQUA HOLDINGS CORPORATION
      These Restated Articles of Incorporation (“Articles”) of Umpqua Holdings Corporation (the “Corporation”) amend and supersede the Articles of Incorporation filed November 9, 1998 and all amendments thereto~~. Acting as the incorporator under the Oregon Business Corporation Act, the undersigned hereby adopts the following Articles of Incorporation.~~
ARTICLE I
NAME
      The name of the corporation is Umpqua Holdings Corporation ~~(the “Corporation”)~~.
ARTICLE II
PURPOSES AND POWERS
      The Corporation is organized to (i) act as a financial holding company and (ii) engage in any lawful activity for which a corporation may be organized under the Oregon Business Corporation Act~~, including, but not limited to, owning and holding the capital stocks of state or federally chartered banks~~. The Corporation will have all ~~the same powers as an individual to do all things necessary or convenient to carry out its business and affairs, including but not limited to, the~~ powers granted under ~~specified in~~ the Oregon Business Corporation Act ~~or which may be hereafter granted by such law~~. All references to the Oregon Business Corporation Act shall include all amendments to that Act.
ARTICLE III
AUTHORIZED CAPITAL STOCK
      A. Authorized Classes of Shares. The Corporation may issue 102,000,000 shares of stock divided into two classes as follows:

2,000,000 shares of preferred stock (“Preferred Stock”). The Preferred Stock may be further divided into one or more series of Preferred Stock. Each series of Preferred Stock will have the preferences, limitations and relative rights as may be set forth for such series either in these Articles or in an amendment to these Articles (“Preferred Stock Designation”). A Preferred Stock Designation may be adopted either by action of the Board of Directors of the Corporation pursuant to Section G of this Article III or by action of the shareholders of the Corporation; and

100,000,000 shares of common stock (“Common Stock”).
      Except as may otherwise be provided in a Preferred Stock Designation, all shares of a class will have preferences, limitations and relative rights identical to those of all other shares of the same class. All shares of a series of Preferred Stock will have preferences, limitations and relative rights identical to those of all other shares of that series of Preferred Stock.
      B. Voting Rights. The Corporation’s Capital Stock will have voting rights as follows:

1. Common Stock Voting Rights. Subject to the voting rights, if any, of any Preferred Stock that may be outstanding, the outstanding shares of Common Stock will (a) each have one vote, (b) vote together as a single voting group and (c) together have unlimited voting rights.

2. Preferred Stock Voting Rights. Except as otherwise provided by the Oregon Business Corporation Act or in a Preferred Stock Designation, each share of Preferred Stock will, on each matter which that series of Preferred Stock is entitled to vote, (a) either have (i) one vote if that series of Preferred Stock is not by its terms convertible into Common Stock, or (ii), if that series of Preferred Stock is convertible into Common Stock, one vote for each share of Common Stock into which that series of Preferred Stock may be converted as of the record date for the meeting at which the vote is to be taken, and (b) vote together with shares of the Common Stock as a single voting group.

3. Nonvoting Preferred Stock. Shares of any series of Preferred Stock which are designated as being “nonvoting” will nonetheless have such voting rights as are required by the Oregon Business Corporation Act.

4. Noncumulative Voting for Directors. The holders of shares of Common Stock and the holders of shares of any series of Preferred Stock which is entitled to vote with respect to the election of directors will not have the right to cumulate votes in the election of directors.
      C. Dividends. Subject to any priority or participating rights of any Preferred Stock that may be outstanding, the holders of Common Stock will be entitled to receive, out of any legally available assets of the Corporation, any dividends declared by the Board of Directors of the Corporation. Except as may otherwise be provided in a Preferred Stock Designation, the Board of Directors of the Corporation will have the sole authority and discretion to determine the time, amount and terms of payment for any dividend that may be declared. Nothing in these Articles will be construed as obligating the Board of Directors of the Corporation to declare a dividend at any time, even though the Corporation may have assets legally available to pay a dividend.
      D. Redemption. Subject to any provision to the contrary contained in any Preferred Stock Designation, the Corporation may repurchase all or any of its outstanding shares of Common Stock or Preferred Stock even though the distribution made to effect that repurchase would cause the difference between the Corporation’s total assets and its total liabilities to be less than the amount that would be needed to satisfy the preferential liquidation rights of all outstanding shares of classes or series of a class with liquidation rights that are prior to those of the shares being repurchased if the Corporation were to be liquidated at the time of such repurchase.
      E. Liquidation. In liquidating, dissolving or winding up the Corporation, the Board of Directors must first discharge or make adequate provision for discharging all liabilities of the Corporation. The remaining net assets of the Corporation shall be distributed to the holders of the Common Stock according to their respective share holdings, subject to the priority and participating rights of any Preferred Stock that may be outstanding.
      F. No Preemptive Rights. No holder of any shares of Common Stock or Preferred Stock will be entitled to any preemptive right to purchase or subscribe for any new, unissued or treasury shares of the Corporation.
      G. Preferences, Limitations and Relative Rights of Preferred Stock. The Board of Directors of the Corporation is expressly authorized to designate, from time to time by resolution duly adopted, the preferences, limitations and relative rights of one or more series of Preferred Stock. A Preferred Stock Designation by the Board of Directors may set forth, with respect to the shares of the series of Preferred Stock so designated, the following preferences, limitations and relative rights:

1. Voting. The voting rights of the shares of that series of Preferred Stock, including whether the shares have special, conditional or limited voting rights. Alternatively, the Preferred Stock Designation may include a statement to the effect that the shares of that series of Preferred Stock are “nonvoting” except to the extent voting rights are required by the Oregon Business Corporation Act.

2. Dividends. The dividend rate and preference, if any, of the shares of that series of Preferred Stock. The Preferred Stock Designation will also state (a) whether the dividend rights of shares of that series of Preferred Stock are cumulative, noncumulative or partially cumulative and (b) whether or not the shares of that series of Preferred Stock will participate in any dividends that may be declared with respect to the Common Stock.

3. Liquidations. The amount of the liquidation preference, if any, of the shares of that series of Preferred Stock. The Preferred Stock Designation will also state whether or not and, if so, when the shares of that series of Preferred Stock will participate with the Common Stock in any liquidating distributions.

4. Redemption. Whether the shares of that series of Preferred Stock are redeemable at the option of the Corporation, at the option of the holder of the shares or another person or upon the occurrence of a designated event and whether the redemption price for the shares of that series of Preferred Stock will be a designated amount or determined by a designated formula or by reference to an extrinsic event or extrinsic data, whether the redemption price for the shares of such series of Preferred Stock will be paid in cash, indebtedness or other property. The Preferred Stock Designation will also state (a) the terms and conditions, if any, of any redemption, (b) the procedures for effecting any redemption and (c) whether or not and, if so, where and in what manner a sinking fund must be created by the Corporation for the purpose of funding any redemption.

5. Conversion. Whether the shares of that series of Preferred Stock are convertible at the option of the Corporation, at the option of the holder of the shares or another person or upon the occurrence of a designated event into other securities of the Corporation in a designated amount or in an amount determined by a designated formula or by reference to an extrinsic event or extrinsic data. The Preferred Stock Designation will also state the terms and conditions of the conversion, if any, and the procedures for effecting such a conversion.

6. Other Terms. Such other preferences, limitations and relative rights as the Board of Directors of the Corporation may determine.

      Every Preferred Stock Designation must identify that series of Preferred Stock in a manner that will distinguish that series from all other series of Preferred Stock and from the undesignated Preferred Stock. The Preferred Stock Designation must also set forth the number of shares to be included in that series. All shares of that series that are thereafter redeemed, converted, or, if so provided in the Preferred Stock Designation, remain unissued on a designated date or on the occurrence of an event will cease to be of that series and will automatically become undesignated Preferred Stock.
      Any Preferred Stock Designation adopted by the Board of Directors of the Corporation pursuant to this Section G of Article III will constitute articles of amendment to these Articles of Incorporation and will become effective, without shareholder action, upon filing as prescribed by the Oregon Business Corporation Act. No shares of Preferred Stock or of a series of Preferred Stock may be issued by the Corporation prior to the filing of articles of amendment determining the preferences, limitations and relative rights of such shares.
ARTICLE IV
REGISTERED AGENT AND OFFICE AND ADDRESS FOR NOTICES
      The Corporation shall continuously maintain a registered agent and registered office as required by the Oregon Business Corporation Act. ~~The initial registered agent of the Corporation is FP&S Registry Services, Inc., and the street address of the initial registered office and mailing address of the initial registered agent are 101 SW Main Street, 15th Floor, Portland, Oregon 97204. The address where the Secretary of State may mail notices is FP&S Registry Services, Inc., 101 SW Main Street, 15th Floor, Portland, Oregon 97204~~.

ARTICLE V
BOARD OF DIRECTORS
      A.     Number of Directors. The number of directors of the Corporation will be not less than six (6) nor more than nineteen (19), with the exact number of directors to be determined from time to time by resolution adopted by the affirmative vote of a majority of the whole board of directors. As used in these ~~Restated~~ Articles ~~of Incorporation~~, the term “whole board of directors” means the total number of directors that the Corporation would have if there were no vacancies on the board of directors.
      B. Election of Directors. Each director shall be elected to serve a term of one year, with each director’s term to expire at the next annual meeting following the director’s election as a director. Notwithstanding the expiration of the term of a director, the director shall continue to hold office until his or her successor has been elected and qualified. ~~Classified Board. The Board of Directors shall be divided into three classes, as nearly equal in number as the then total number of directors constituting the whole board of directors permits. One class will stand for election at each annual meeting of shareholders, with each class standing for election every third year. The initial Directors in the first group (class 1 Directors) shall hold office for a term expiring at the first annual meeting of shareholders of the Corporation, initial Directors in the second group (class 2 Directors) shall hold office for a term expiring at the second annual meeting of shareholders, and initial Directors in the third group (class 3 Directors) shall hold office for a term expiring at the third annual meeting of shareholders. If the number of Directors is increased or decreased, such change will be apportioned among the classes so that after the change, the classes will remain as nearly equal in number as possible~~.
      ~~Each Director shall be elected to hold office for a term of three years, and until his or her successor has been elected and qualified, subject to prior death, resignation or removal, such term to expire on the date of the third annual meeting of shareholders following the election of the class of Directors to which such Director belongs~~. A decrease in the number of directors will not have the effect of shortening the term of any incumbent director. ~~No fewer than two and no more than five Directors shall have terms expiring in the same year, and in any event, the number of Directors whose terms expire in any one year shall be less than one half of the total number of Directors~~. At each annual meeting, the shareholders will elect directors by a plurality of the votes cast by the shares entitled to vote in the election.
      C. Removal of Directors. Notwithstanding any other provision of these ~~Restated~~ Articles ~~of Incorporation~~, any director of the Corporation may be removed at any time with or without ~~only for~~ cause, and except as otherwise required by law, only by the affirmative vote of the holders of a majority of the outstanding shares of capital stock of the Corporation entitled to elect such director, at a meeting of the shareholders called for that purpose, and the meeting notice must state that the purpose, or one of the purposes, of the meeting is removal of the director. If the director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove the director. ~~For purposes of this Article IV, the term “cause” shall mean:~~

~~(i) any breach of a director’s duty of loyalty to the Corporation or its shareholders;~~

~~(ii) acts or omissions, which are not in good faith or which, involve intentional misconduct or a knowing violation of the law;~~

~~(iii) any unlawful distribution under the provisions of the Oregon Bank Act or other applicable state or federal laws; or~~

~~(iv) any transaction from which the director derived an improper personal benefit~~.
      D. Vacancies. Any directors’ position to be filled by reason of a vacancy in the board of directors or a vacancy resulting from an increase in the number of directors shall be filled by the affirmative vote of the majority of all the directors remaining in office. Shareholders may not fill vacancies.
      ~~E. Article Amendment or Repeal. Notwithstanding any other provisions of these Articles of Incorporation or Bylaws of the Corporation, the provisions of this Article may not be amended or repealed~~

~~and no provisions inconsistent herewith may be adopted by the corporation without the affirmative vote of 75% of all of the votes entitled to be cast on the matter.”~~
ARTICLE VI
LIMITATIONS ON LIABILITY OF DIRECTORS
      No director of the Corporation is personally liable to the Corporation or its shareholders for monetary damages for conduct as a director, except for the following:

(a) Any breach of the director’s duty of loyalty to the Corporation or its shareholders;

(b) Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(c) Any distribution to shareholders that is unlawful under the Oregon Business Corporation Act or successor statute; or

(d) Any transaction from which the director derived an improper personal benefit.
This Article does not limit or eliminate the liability of a director for any act or omission occurring before the effective date of this Article.
      No amendment to or repeal of this Article may make any director of the Corporation personally liable to the Corporation or its shareholders for monetary damages for any act or omission as a director occurring before the effective date of that amendment or repeal.
      This Article is intended to limit the liability of any director of the Corporation to the greatest extent authorized under the Oregon Business Corporation Act. Any further limitation on the liability of directors authorized under any amendment to the Oregon Business Corporation Act is incorporated into this Article on the effective date of that amendment.
      Notwithstanding any other provisions of these Articles ~~of Incorporation~~ or the Bylaws of the Corporation, the provisions of this Article may not be amended or repealed and no provisions inconsistent herewith may be adopted by the corporation without the affirmative vote of 75% of all of the votes entitled to be cast on the matter.
ARTICLE VII
INDEMNIFICATION
      A. Non-Derivative Actions. Subject to the provisions of Sections C, E and F below, the Corporation shall indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, (including all appeals) (other than an action by or in the right of the Corporation) by reason of or arising from the fact that the person is or was a director or officer of the Corporation or one of its subsidiaries, or is or was serving at the request of the Corporation as a director, officer, partner, or trustee of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against reasonable expenses (including attorney’s fees), judgments, fines, penalties, excise taxes assessed with respect to any employee benefit plan and amounts paid in settlement actually and reasonably incurred by the person to be indemnified in connection with such action, suit or proceeding if the person acted in good faith, did not engage in intentional misconduct, and, with respect to any criminal action or proceeding, did not know the conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith or, with respect to any criminal action or proceeding, that the person knew that the conduct was unlawful.

      B. Derivative Actions. Subject to the provisions of Sections C, E and F below, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit (including all appeals) by or in the right of the Corporation to procure a judgment in its favor by reason of or arising from the fact that the person is or was a director or officer of the Corporation or one of its subsidiaries, or is or was serving at the request of the Corporation as a director, officer, partner, or trustee of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against reasonable expenses (including attorneys’ fees) actually incurred by the person to be indemnified in connection with the defense or settlement of such action or suit if the person acted in good faith, provided, however, that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for deliberate misconduct in the performance of that person’s duty to the Corporation, for any transaction in which the person received an improper personal benefit, for any breach of the duty of loyalty to the Corporation, or for any distribution to shareholders which is unlawful under the Oregon Business Corporation Act, or successor statute, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.
      C. Determination of Right to Indemnification in Certain Cases. Subject to the provisions of Sections E and F below, indemnification under Sections A and B of this Article shall not be made by the Corporation unless it is expressly determined that indemnification of the person who is or was an officer or director, or is or was serving at the request of the Corporation as a director, officer, partner, or trustee of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, is proper in the circumstances because the person has met the applicable standard of conduct set forth in Sections A or B. That determination may be made by any of the following:

(a) By the Board of Directors by majority vote of a quorum consisting of directors who are not or were not parties to the action, suit or proceeding;

(b) If a quorum cannot be obtained under paragraph (a) of this subsection, by majority vote of a committee duly designated by the Board of Directors consisting solely of two or more directors not at the time parties to the action, suit or proceeding (directors who are parties to the action, suit or proceeding may participate in designation of the committee);

(c) By special legal counsel selected by the Board of Directors or its committee in the manner prescribed in (a) or (b) or, if a quorum of the Board of Directors cannot be obtained under (a) and a committee cannot be designated under (b) the special legal counsel shall be selected by majority vote of the full Board of Directors, including directors who are parties to the action, suit or proceeding;

(d) If referred to them by Board of Directors of the Corporation by majority vote of a quorum (whether or not such quorum consists in whole or in part of directors who are parties to the action, suit or proceeding), by the shareholders; or

(e) By a court of competent jurisdiction.
      D. Indemnification of Persons Other than Officers or Directors. Subject to the provisions of Section F, in the event any person not entitled to indemnification under Sections A and B of this Article was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding of a type referred to in Sections A or B of this Article by reason of or arising from the fact that such person is or was an employee or agent (including an attorney) of the Corporation or one of its subsidiaries, or is or was serving at the request of the Corporation as an employee or agent (including an attorney) of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, the Board of Directors of the Corporation by a majority vote of a quorum (whether or not such quorum consists in whole or in part of directors who were parties to such action, suit or proceeding) or the stockholders of the Corporation by a majority vote of the outstanding shares upon referral to them by the Board of Directors of the Corporation by a majority vote of a quorum (whether or not such quorum consists in whole or in part of directors who were parties to such action, suit or proceeding) may, but shall not be required to, grant to such person a right of indemnification to the extent described in Sections A or B of this Article as if the person were acting in a capacity referred to therein, provided that such person meets the applicable standard of conduct set forth in such Sections. Furthermore, the Board of Directors may designate by resolution in advance of any action, suit or proceeding, those employees or agents (including attorneys) who shall have all rights of indemnification granted under Sections A and B of this Article.
      E. Successful Defense. Notwithstanding any other provision of Sections A, B, C or D of this Article, but subject to the provisions of Section F, to the extent a director, officer, or employee is successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections A, B or D of this Article, or in defense of any claim, issue or matter therein, that person shall be indemnified against expenses (including attorneys fees) actually and reasonably incurred by him in connection therewith.
      F. Condition Precedent to Indemnification Under Sections A, B, D or E. Any person who desires to receive the benefits otherwise conferred by Sections A, B, D or E of this Article shall promptly notify the Corporation that the person has been named a defendant to an action, suit or proceeding of a type referred to in Sections A, B, D, or E and intends to rely upon the right of indemnification described in Sections A, B, D or E of this Article. The notice shall be in writing and mailed, via registered or certified mail, return receipt requested, to the President of the Corporation at the executive offices of the Corporation or, in the event the notice is from the President, to the registered agent of the Corporation. Failure to give the notice required hereby shall entitle the Board of Directors of the Corporation by a majority vote of a quorum (consisting of directors who, insofar as indemnity of officers or directors is concerned, were not parties to such action, suit or proceeding, but who, insofar as indemnity of employees or agents is concerned, may or may not have been parties) or, if referred to them by the Board of Directors of the Corporation by a majority vote of a quorum (consisting of directors who, insofar as indemnity of officers or directors is concerned, were not parties to such action, suit or proceeding, but who, insofar as indemnity of employees or agents is concerned, may or may not have been parties), the stockholders of the Corporation by a majority of the votes entitled to be cast by holders of shares of the Corporation’s stock which have unlimited voting rights to make a determination that such a failure was prejudicial to the Corporation in the circumstances and that, therefore, the right to indemnification referred to in Sections A, B or D of this Article shall be denied in its entirety or reduced in amount.
      G. Advances for Expenses. Expenses incurred by a person indemnified hereunder in defending a civil, criminal, administrative or investigative action, suit or proceeding (including all appeals) or threat thereof, may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such expenses if it shall ultimately be determined that the person is not entitled to be indemnified by the Corporation and a written affirmation of the person’s good faith belief that he or she has met the applicable standard of conduct. The undertaking must be a general personal obligation of the party receiving the advances but need not be secured and may be accepted without reference to financial ability to make repayment.
      H. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or one of its subsidiaries or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against and incurred by that person in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify that person against such liability under the provisions of this Article or under the Oregon Business Corporation Act.
      I. Purpose and Exclusivity. The indemnification referred to in the various Sections of this Article shall be deemed to be in addition to and not in lieu of any other rights to which those indemnified may be entitled under any statute, rule of law or equity, agreement, vote of the stockholders or Board of Directors or otherwise. The Corporation is authorized to enter into agreements of indemnification. The purpose of this Article is to augment the provisions of the Oregon Business Corporation Act dealing with indemnification.
      J. Severability. If any of the provisions of this Article are found, in any action, suit or proceeding, to be invalid or ineffective, the validity and the effect of the remaining provisions shall not be affected.
      K. Article Amendment or Repeal. Notwithstanding any other provisions of these Articles of ~~Incorporation~~ or the Bylaws of the Corporation, the provisions of this Article may not be amended or repealed and no provisions inconsistent herewith may be adopted by the corporation without the affirmative vote of 75% of all of the votes entitled to be cast on the matter.
ARTICLE VIII
CONSIDERATION OF OTHER CONSTITUENCIES
      When evaluating any offer of another party to make a tender or exchange offer for any equity security of the Corporation, or any proposal to merge or consolidate the Corporation with another corporation or financial institution, or to purchase or otherwise acquire all or substantially all of the properties and assets of the Corporation, the directors of the Corporation may, in determining what they believe to be in the best interests of the Corporation, give due consideration to the social, legal and economic effects of such offer or proposal on employees, customers and suppliers of the Corporation and on the communities and geographical areas in which the Corporation and its subsidiaries operate, the economy of the state and the nation, the long-term as well as short-term interests of the Corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the Corporation, and other relevant factors. Notwithstanding any other provisions of these Articles of Incorporation or the Bylaws of the Corporation, the provisions of this Article may not be amended or repealed and no provisions inconsistent herewith may be adopted by the Corporation without the affirmative vote of 75% of all of the votes entitled to be cast on the matter.
~~ARTICLE IX~~
~~INCORPORATOR~~
      ~~The name and address of the incorporator of the Corporation is as follows:~~

~~Gordon E. Crim~~
~~One Main Place, 15th Floor~~
~~101 S.W. Main Street~~
~~Portland, Oregon 97204-3223~~
~~(503) 221-0607~~
~~Gordon E. Crim, Incorporator~~
      ~~Person to contact about this filing: Gordon E. Crim, daytime phone number (503) 221-0607.~~